UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

Audit Report of Kookmin Bank for Fiscal Year 2013

On March 13, 2014, Kookmin Bank, a wholly-owned subsidiary of KB Financial Group Inc., disclosed audit reports for fiscal year 2013 based on the International Financial Reporting Standards as adopted by the Republic of Korea (including the consolidated and separate financial statements of Kookmin Bank as of and for the years ended December 31, 2013 and 2012 and related notes) received from Samil PricewaterhouseCoopers, its independent auditor. The financial statements in such reports have not been approved by the shareholders of Kookmin Bank and remain subject to change.

KB Financial Group Inc. is furnishing the following documents as exhibits to this Form 6-K filing:

Exhibit 99.1: An English-language translation of the Consolidated Audit Report of Kookmin Bank for FY 2013.

Exhibit 99.2: An English-language translation of the Separate Audit Report of Kookmin Bank for FY 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: March 14, 2014	By: /s/ Woong-Won Yoon
(Signature)

	Name:	Woong-Won Yoon
	Title:	Deputy President & CFO

Exhibit 99.1

Kookmin Bank and Subsidiaries

Consolidated Financial Statements

December 31, 2013 and 2012

Kookmin Bank and Subsidiaries

Index

December 31, 2013 and 2012

Report of Independent Auditors

To the Shareholders and Board of Directors of

Kookmin Bank

We have audited the accompanying consolidated statements of financial position of Kookmin Bank and its subsidiaries (collectively the “Group”) as of December 31, 2013 and 2012, and January 1, 2012, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2013 and 2012, expressed in Korean won. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements, referred to above, present fairly, in all material respects, the financial position of the Group as of December 31, 2013 and 2012, and January 1, 2012, and their financial performance and cash flows for the years ended December 31, 2013 and 2012, in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”).

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report is for use by those who are informed about Korean auditing standards and their application in practice.

Seoul, Korea

March 7, 2014

This report is effective as of March 7, 2014, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

Kookmin Bank and Subsidiaries

Consolidated Statements of Financial Position

December 31, 2013 and 2012, and January 1, 2012

(In millions of Korean won)	Notes	December 31, 2013		December 31, 2012		January 1, 2012

Assets
Cash and due from financial institutions	4,6,7,36	￦	13,730,250	￦	10,028,910	￦	8,674,668
Financial assets at fair value through profit or loss	4,6,12		7,069,875		6,497,757		6,792,629
Derivative financial assets	4,6,9		1,718,882		1,996,241		2,240,790
Loans	4,6,10,11		203,123,755		199,414,818		199,935,162
Financial investments	4,6,8,12		30,086,604		32,190,095		31,650,116
Investments in associates	13		741,987		922,956		795,127
Property and equipment	14		2,903,425		2,937,752		3,000,326
Investment property	14		201,005		92,204		90,911
Intangible assets	15		224,584		264,818		309,070
Deferred income tax assets	16,32		443		447		—
Assets held for sale	18		20,927		5,269		9,931
Other assets	4,6,17		5,437,205		6,695,586		5,978,982

Total assets		￦	265,258,942	￦	261,046,853	￦	259,477,712

Liabilities
Financial liabilities at fair value through profit or loss	4,6	￦	40,067	￦	41,979	￦	58,744
Derivative financial liabilities	4,6,9		1,766,034		2,040,713		1,853,800
Deposits	4,6,19		200,967,688		197,232,967		193,869,815
Debts	4,6,20		13,569,923		14,631,518		14,696,799
Debentures	4,6,21		16,212,758		15,949,496		18,992,472
Provisions	22		539,737		537,351		618,615
Net defined benefit liabilities	23		51,525		73,061		115,451
Current income tax liabilities	32		1,333		7,131		10,083
Deferred income tax liabilities	16,32		120,364		195,350		298,239
Other liabilities	4,6,24,30		11,372,199		10,319,729		9,830,004

Total liabilities			244,641,628		241,029,295		240,344,022

Equity	25
Capital stock			2,021,896		2,021,896		2,021,896
Capital surplus			5,219,704		5,219,672		4,285,807
Accumulated other comprehensive income	34		447,619		384,154		274,343
Retained earnings	25,33		12,928,095		12,390,499		12,543,570
(Provision of regulatory reserve for credit losses Dec. 31, 2013: ￦1,590,347 million Dec. 31, 2012: ￦1,529,643 million Jan. 1, 2012: -)
(Amounts estimated to be appropriated Dec. 31, 2013: ￦100,632 million Dec. 31, 2012: ￦60,704 million Jan. 1, 2012: ￦1,529,643 million)

Equity attributable to shareholders of the parent company			20,617,314		20,016,221		19,125,616
Non-controlling interest equity			—		1,337		8,074

Total equity			20,617,314		20,017,558		19,133,690

Total liabilities and equity		￦	265,258,942	￦	261,046,853	￦	259,477,712

The accompanying notes are an integral part of these consolidated financial statements.

Kookmin Bank and Subsidiaries

Consolidated Statements of Comprehensive Income

Years ended December 31, 2013 and 2012

(In millions of Korean won)	Notes	2013		2012

Interest income		￦	10,595,380	￦	12,495,044
Interest expense			(5,435,140)		(6,715,569)

Net interest income	26		5,160,240		5,779,475

Fee and commission income			1,281,650		1,437,488
Fee and commission expense			(176,906)		(184,076)

Net fee and commission income	27		1,104,744		1,253,412

Net gains on financial assets/liabilities at fair value through profit or loss	28		690,501		740,500

Net other operating expenses	29		(1,055,386)		(1,250,165)

General and administrative expenses	14,15,23,30		(3,396,788)		(3,276,988)

Operating profit before provision for credit losses			2,503,311		3,246,234

Provision for credit losses	11,17,22		(1,065,189)		(1,294,030)

Operating profit			1,438,122		1,952,204

Share of loss of associates	13		(202,880)		(5,712)
Net other non-operating expense	31		(23,631)		(64,015)

Net non-operating loss			(226,511)		(69,727)

Profit before income tax expense			1,211,611		1,882,477

Income tax expense	32		(391,892)		(442,354)

Profit for the year		￦	819,719	￦	1,440,123

(Adjustment in profit of reserve for credit losses Dec. 31, 2013: ￦719,087 million Dec. 31, 2012: ￦1,379,419 million)	25
Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities			41,545		(29,263)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations			(2,298)		(25,649)
Valuation gains on financial investments			33,990		208,121
Share of other comprehensive income of associates			(9,698)		(43,451)

Other comprehensive income for the year, net of tax	34		63,539		109,758

Total comprehensive income for the year		￦	883,258	￦	1,549,881

Profit attributable to:

Shareholders of the parent company			819,635		1,439,754

Non-controlling interests			84		369

		￦	819,719	￦	1,440,123

Total comprehensive income for the year attributable to:
Shareholders of the parent company			883,100		1,549,605
Non-controlling interests			158		276

		￦	883,258	￦	1,549,881

The accompanying notes are an integral part of these consolidated financial statements.

Kookmin Bank and Subsidiaries

Consolidated Statements of Changes in Equity

Years Ended December 31, 2013 and 2012

					Accumulated
					Other
(In millions of Korean won)	Capital		Capital		Comprehensive		Retained		Non-controlling		Total
	Stock		Surplus		Income (loss)		Earnings		interests		Equity

Balance at January 1, 2012	￦	2,021,896	￦	4,285,807	￦	290,710	￦	12,461,918	￦	8,074	￦	19,068,405
Changes in accounting policy		—		—		(16,367)		81,652		—		65,285

Restated balance		2,021,896		4,285,807		274,343		12,543,570		8,074		19,133,690

Comprehensive income for the year
Profit for the year		—		—		—		1,439,754		369		1,440,123
Currency translation differences		—		—		(25,556)		—		(93)		(25,649)
Gains on valuation of financial investments		—		—		208,121		—		—		208,121
Losses on valuation of investments accounted for using the equity method		—		—		(43,451)		—		—		(43,451)
Remeasurements of net defined benefit liabilities		—		—		(29,263)		—		—		(29,263)

Total comprehensive income for the year		—		—		109,851		1,439,754		276		1,549,881

Transactions with shareholders
Dividends		—		—		—		(657,925)		—		(657,925)
Loss on capital reduction		—		934,900		—		(934,900)		—		—
Changes in interest in subsidiaries		—		(1,035)		(40)		—		(7,013)		(8,088)

Total transactions with shareholders		—		933,865		(40)		(1,592,825)		(7,013)		(666,013)

Balance at December 31, 2012	￦	2,021,896	￦	5,219,672	￦	384,154	￦	12,390,499	￦	1,337	￦	20,017,558

Balance at January 1, 2013	￦	2,021,896	￦	5,219,672	￦	384,154	￦	12,390,499	￦	1,337	￦	20,017,558

Comprehensive income for the year
Profit for the year		—		—		—		819,635		84		819,719
Currency translation differences		—		—		(2,372)		—		74		(2,298)
Gains on valuation of financial investments		—		—		33,990		—		—		33,990
Losses on valuation of investments accounted for using the equity method		—		—		(9,698)		—		—		(9,698)
Remeasurements of net defined benefit liabilities		—		—		41,545		—		—		41,545

Total comprehensive income for the year		—		—		63,465		819,635		158		883,258

Transactions with shareholders
Dividends		—		—		—		(282,039)		—		(282,039)
Changes in interest in subsidiaries		—		32		—		—		(1,495)		(1,463)

Total transactions with shareholders		—		32		—		(282,039)		(1,495)		(283,502)

Balance at December 31, 2013	￦	2,021,896	￦	5,219,704	￦	447,619	￦	12,928,095	￦	—	￦	20,617,314

The accompanying notes are an integral part of these consolidated financial statements.

Kookmin Bank and Subsidiaries

Consolidated Statements of Cash Flows

Years ended December 31, 2013 and 2012

(In millions of Korean won)	Notes	2013		2012

Cash flows from operating activities
Profit for the year		￦	819,719	￦	1,440,123

Adjustment for non-cash items

Net gains on financial assets/liabilities at fair value through profit or loss			(111,249)		(221,967)
Losses on derivative financial investments for hedging purposes			49,047		14,654
Adjustment of fair value of derivative financial instruments			699		42
Provision for credit losses			1,065,189		1,294,030
Net losses on financial investments			35,649		186,013
Share of loss of associates			202,880		5,712
Depreciation and amortization expense			240,248		271,429
Other net losses on property and equipment/intangible assets			9,632		1,793
Share-based payment			14,616		8,578
Post-employment benefits			154,404		158,571
Net interest income			226,958		231,160
Gains on foreign currency translation			(23,252)		(149,197)
Other incomes			(61,113)		(6,856)

			1,803,708		1,793,962

Changes in operating assets and liabilities
Financial assets at fair value through profit or loss			(598,944)		324,631
Derivative financial instrument			83,266		247,055
Loans			(5,275,067)		(1,037,904)
Deferred income tax assets			(1,657)		(447)
Other assets			(4,342,729)		769,753
Financial liabilities at fair value through profit or loss			(2,181)		(16,935)
Deposits			3,823,705		3,408,746
Deferred income tax liabilities			(85,320)		(159,986)
Other liabilities			(607,898)		(4,714)

			(7,006,825)		3,530,199

Net cash generated from (used in) operating activities			(4,383,398)		6,764,284

Cash flows from investing activities
Disposal of financial investments			22,594,195		22,095,023
Acquisition of financial investments			(20,373,262)		(22,637,069)
Decrease in investments in associates			26,845		24,557
Acquisition of investments in associates			(30,810)		(176,246)
Disposal of property and equipment			911		8,321
Acquisition of property and equipment			(129,933)		(126,517)
Acquisition of investment property			(114,609)		—
Disposal of intangible assets			2,981		1,358
Acquisition of intangible assets			(45,974)		(53,917)
Others			1,492,487		(860,747)

Net cash provided by (used in) investing activities			3,422,831		(1,725,237)

Cash flows from financing activities
Net cash flows from derivative financial instrument for hedging purposes			7,987		48,924
Net decrease in debts			(1,065,853)		(3,956)
Increase in debentures			3,884,548		5,917,068
Decrease in debentures			(3,479,606)		(8,820,000)
Payment of dividends			(282,039)		(657,925)
Changes in interest in subsidiaries			(1,463)		(8,048)
Net increase in other payables from trust accounts			414,279		456,449
Others			828,916		(54,099)

Net cash provided by (used in) financing activities			306,769		(3,121,587)

Exchange gains(losses) on cash and cash equivalents			41,428		(13,541)

Net increase(decrease) in cash and cash equivalents			(612,370)		1,903,919
Cash and cash equivalents at the beginning of the year	36		6,445,010		4,541,091

Cash and cash equivalents at the end of year	36	￦	5,832,640	￦	6,445,010

The accompanying notes are an integral part of these consolidated financial statements.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

1. The Company

Kookmin Bank (the “Bank”) was incorporated in 1963 under the Citizens National Bank Act to provide banking services to the general public and to small and medium-sized enterprises. Pursuant to the Repeal Act of the Citizens National Bank Act, effective January 5, 1995, the Bank’s status changed to a financial institution which operates under the Banking Act and Commercial Act.

The Bank merged with Korea Long Term Credit Bank on December 31, 1998, and with its subsidiaries, Daegu, Busan, Jeonnam Kookmin Mutual Savings & Finance Co., Ltd., on August 22, 1999. Also, pursuant to the directive from the Financial Services Commission related to the Structural Improvement of the Financial Industry Act, the Bank acquired certain assets, including performing loans, and assumed most of the liabilities of Daedong Bank on June 29, 1998. Also, the Bank completed the merger with Housing and Commercial Bank (“H&CB”) on October 31, 2001, and merged with Kookmin Credit Card Co., Ltd., a majority-owned subsidiary, on September 30, 2003. Meanwhile, the Bank spun off its credit card business segment on February 28, 2011, and KB Kookmin Card Co., Ltd. became a subsidiary of KB Financial Group Inc.

The Bank listed its shares on the Stock Market Division of the Korea Exchange (“KRX,” formerly Korea Stock Exchange) in September 1994. As a result of the merger with H&CB, the shareholders of the former Kookmin Bank and H&CB received new common shares of the Bank which were relisted on the KRX on November 9, 2001. In addition, H&CB listed its American Depositary Shares (“ADS”) on the New York Stock Exchange (“NYSE”) on October 3, 2000, prior to the merger. Following the merger with H&CB, the Bank listed its ADS on the NYSE on November 1, 2001. The Bank became a wholly owned subsidiary of KB Financial Group Inc. through a comprehensive stock transfer on September 29, 2008. Subsequently, the Bank’s shares and its ADS, each listed on the KRX and the NYSE, were delisted on October 10, 2008 and September 26, 2008, respectively. As of December 31, 2013, the Bank’s paid-in capital is ￦2,021,896 million.

The Bank engages in the banking business in accordance with the Banking Act, trust business in accordance with the Financial Investment Services and Capital Markets Act, and other relevant businesses. As of December 31, 2013, the Bank operates 1,207 domestic branches and offices, and five overseas branches (excluding four subsidiaries and three offices).

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

2. Basis of Preparation

2.1 Application of K-IFRS

The consolidated financial statements of the Bank and its subsidiaries (“The Group”) have been prepared in accordance with Korean-IFRS (“K-IFRS”). K-IFRS are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of consolidated financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 2.4.

New standards, amendments and interpretations issued but not effective for the year beginning on January 1, 2013, and not early adopted by the Group are as follows:

Amendment to K-IFRS 1032, Financial Instruments: Presentation

According to Amendment to K-IFRS 1032, Financial Instruments: Presentation, provides that the right to offset must not be contingent on a future event and must be legally enforceable in all of circumstances; and if an entity can settle amounts in a manner such that outcome is, in effect, equivalent to net settlement, the entity will meet the net settlement criterion. This amendment is effective for annual periods beginning on or after January 1, 2014, and the Group is assessing the impact of application of this amendment on its consolidated financial statements.

Amendment to K-IFRS 1039, Financial Instruments: Recognition and Measurement

Amendment to K-IFRS 1039, Financial Instruments: Recognition and Measurement, allows the continuation of hedge accounting for a derivative that has been designated as a hedging instrument in a circumstance in which that derivative is novated to a central counterparty (CCP) as a consequence of laws or regulations. This amendment is effective for annual periods beginning on or after January 1, 2014, with early adoption permitted. The Group is assessing the impact of application of this amendment on its consolidated financial statements.

Amendment to K-IFRS 1110, Consolidated Financial Statements

Amendment to K-IFRS 1110, Consolidated Financial Statements, provides that, if a parent company qualifies as an investment entity, it is required to measure its investments in subsidiaries at fair value through profit or loss instead of consolidating these subsidiaries in its consolidated financial statements. The amendment does not apply for a parent of an investment entity if the parent itself is not an investment entity. This amendment is effective for annual periods beginning on or after January 1, 2014, with early adoption permitted. The application of this amendment does not have an impact on its consolidated financial statements of the Group.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Enactment of K-IFRS 2121, Levies

K-IFRS 2121, Levies, is applied to a liability to pay a levy imposed by a government in accordance with the legislation. The interpretation requires that the liability to pay a levy is recognized when the activity that triggers the payment of the levy occurs, as identified by the legislation (the obligating event). This interpretation is effective for annual periods beginning on or after January 1, 2014, with early adoption permitted. The Group is assessing the impact of application of this interpretation on its consolidated financial statements.

New standards, amendments and interpretations adopted by the Group for the financial year beginning on January 1, 2013, are as follows:

Amendment to K-IFRS 1001, Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income

K-IFRS 1001, Presentation of Financial Statements, was amended to require other comprehensive income items to be classified into items that might be reclassified to profit or loss in subsequent periods and items that would not be reclassified subsequently. The Group applies the presentation of items of other comprehensive income in accordance with the enactment retrospectively and restated statement of comprehensive income for the year ended December 31, 2012. There is no effect on the Group’s total comprehensive income for the retrospective application of change in accounting policy.

Amendment to K-IFRS 1019, Employee Benefits

According to the amendment to K-IFRS 1019, Employee Benefits, the use of a ‘corridor’ approach is no longer permitted, and therefore all actuarial gains and losses incurred are immediately recognized in other comprehensive income. All past service costs incurred from changes in pension plan are immediately recognized, and interest costs and expected returns on plan assets that used to be separately calculated are now changed to calculating net interest expense (income) by applying discount rate used in measuring defined benefit obligation in net defined benefit liabilities (assets). The Bank applies the accounting policy retrospectively in accordance with the amended standards. The comparative separate statements of the financial position and statements of comprehensive income are restated by reflecting adjustments resulting from the retrospective application.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The effect of these changes in accounting policy to financial position as of December 31, 2013 and 2012, and January 1, 2012, and to comprehensive income for the years ended December 31, 2013 and 2012, are as follows:

Effect on Consolidated Statements of Financial Position

(In millions of Korean won)	December 31, 2013		December 31, 2012		January 1, 2012
Increase(decrease) in defined benefit liabilities	￦	9,103	￦	9,821	￦	—
Increase(decrease) in deferred income tax liabilities		(2,203)		(2,377)		—
Increase(decrease) in accumulated other comprehensive income		(4,085)		(45,630)		(16,367)
Increase(decrease) in retained earnings		(2,815)		38,186		16,367

Effect on Consolidated Statements of Comprehensive Income

(In millions of Korean won)	2013		2012
Decrease(increase) in general and administrative expenses	￦	(54,091)	￦	28,786
Decrease(increase) in income tax		13,090		(6,967)
Increase(decrease) in other comprehensive income		41,545		(29,263)

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. An entity shall recognize a liability and expense for termination benefits at the earlier of the following dates: when the entity can no longer withdraw the offer of those benefits and when the entity recognizes costs for a restructuring that is within the scope of K-IFRS 1037 and involves the payment of termination benefits. Termination benefits are measured by considering the number of employees expected to accept the offer in the case of a voluntary early retirement. Termination benefits over 12 months after the reporting period are discounted to present value. The Group expects that the application of this amendment would not have a material impact on its consolidated financial statements.

Enactment of K-IFRS 1110, Consolidated Financial Statements

K-IFRS 1110 supersedes K-IFRS 1027, Consolidated and Separate Financial Statements and K-IFRS 2012, Consolidation: Special Purpose Entities.

K-IFRS 1110, Consolidated Financial Statements, builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included in the consolidated financial statements of the parent company. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The standard provides additional guidance to assist in the determination of control where this is difficult to assess.

In accordance with transitional provision of K-IFRS 1110, the financial statements for earlier comparative periods are restated, to ensure conformity with the conclusion of K-IFRS 1110, unless it is impracticable to do so. At the date of initial application, a reporting entity that has no change in consolidation is not required to make adjustments to the previous accounting policy.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

As a result of reviewing the impact of the enactment of K-IFRS 1110, the Group decided to consolidate nine trusts, including personal pension trust, and four structured entities, including KH First Co., Ltd. into the consolidated financial statements.

In accordance with K-IFRS 1110, the Group consolidated nine trusts, including a personal pension trust, because the Group has power as a trustee, exposure to variable returns as the Group guarantees repayment of principal if the trust property is less than the principal, and the ability to use power to affect its amount of variable returns. In addition, the Group consolidated four structured entities, including KH First Co., Ltd., because the Group directly provides lines of credit to the structured entities following the insolvency of securitization assets and has power as a credit provider, exposure to variable returns and the ability to use power to affect its amount of variable returns.

i. New subsidiaries included as a result of the adoption of K-IFRS 1110

Name of subsidiaries	Ownership(%)	Location	Industry
Personal pension and 8 other trusts	—	Korea	Trust
KH First Co., Ltd.	—	Korea	Asset-backed securitization and others
Samho Kyungwon Co., Ltd.	—	Korea	Asset-backed securitization and others
Taejon Samho The First Co., Ltd.	—	Korea	Asset-backed securitization and others
Prince DCM Co., Ltd.	—	Korea	Asset-backed securitization and others

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

ii. Effect on the consolidated financial statements by the adoption of K-IFRS 1110:

- Consolidated Statements of Financial Position

(In millions of Korean won)	Dec. 31, 2012
	Before		Adjustment		After

Assets
Cash and due from financial institutions	￦	10,028,910	￦	—	￦	10,028,910
Financial assets at fair value through profit or loss		3,494,954		3,002,803		6,497,757
Derivative financial assets		1,997,736		(1,495)		1,996,241
Loans		199,146,776		268,042		199,414,818
Financial investments		32,190,095		—		32,190,095
Investments in associates		922,956		—		922,956
Property and equipment		2,937,752		—		2,937,752
Investment property		92,204		—		92,204
Intangible assets		264,818		—		264,818
Deferred income tax assets		447		—		447
Assets held for sale		5,269		—		5,269
Other assets		6,666,780		28,806		6,695,586

Total assets	￦	257,748,697	￦	3,298,156	￦	261,046,853

Liabilities
Financial liabilities at fair value through profit or loss	￦	41,979	￦	—	￦	41,979
Derivative financial liabilities		2,040,713		—		2,040,713
Deposits		194,290,041		2,942,926		197,232,967
Debts		14,631,518		—		14,631,518
Debentures		15,848,596		100,900		15,949,496
Provisions		537,351		—		537,351
Net defined benefit liabilities		73,061		—		73,061
Current income tax liabilities		7,131		—		7,131
Deferred income tax liabilities		173,813		21,537		195,350
Other liabilities		10,154,383		165,346		10,319,729

Total Liabilities		237,798,586		3,230,709		241,029,295

Equity
Equity attributable to shareholders of the parent company		19,948,774		67,447		20,016,221
Non-controlling interest equity		1,337		—		1,337

Total equity		19,950,111		67,447		20,017,558

Total Liabilities and equity	￦	257,748,697	￦	3,298,156	￦	261,046,853

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of Korean won)	Jan. 1, 2012
	Before		Adjustment		After

Assets
Cash and due from financial institutions	￦	8,674,668	￦	—	￦	8,674,668
Financial assets at fair value through profit or loss		4,201,556		2,591,073		6,792,629
Derivative financial assets		2,242,405		(1,615)		2,240,790
Loans		199,583,769		351,393		199,935,162
Financial investments		31,650,116		—		31,650,116
Investments in associates		795,127		—		795,127
Property and equipment		3,000,326		—		3,000,326
Investment property		90,911		—		90,911
Intangible assets		309,070		—		309,070
Assets held for sale		9,931		—		9,931
Other assets		5,954,381		24,601		5,978,982

Total assets	￦	256,512,260	￦	2,965,452	￦	259,477,712

Liabilities
Financial liabilities at fair value through profit or loss	￦	58,744	￦	—	￦	58,744
Derivative financial liabilities		1,853,800		—		1,853,800
Deposits		190,948,850		2,920,965		193,869,815
Debts		14,696,799		—		14,696,799
Debentures		18,891,472		101,000		18,992,472
Provisions		618,615		—		618,615
Net defined benefit liabilities		115,451		—		115,451
Current income tax liabilities		10,083		—		10,083
Deferred income tax liabilities		277,393		20,846		298,239
Other liabilities		9,972,648		(142,644)		9,830,004

Total Liabilities		237,443,855		2,900,167		240,344,022

Equity
Equity attributable to shareholders of the parent company		19,060,331		65,285		19,125,616
Non-controlling interest equity		8,074		—		8,074

Total equity		19,068,405		65,285		19,133,690

Total Liabilities and equity	￦	256,512,260	￦	2,965,452	￦	259,477,712

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

- Consolidated Statement of Comprehensive Income

(In millions of Korean won)	2012
	Before		Adjustment		After

Interest income	￦	12,478,432	￦	16,612	￦	12,495,044
Interest expense		(6,583,034)		(132,535)		(6,715,569)

Net interest income		5,895,398		(115,923)		5,779,475

Fee and commission income		1,457,700		(20,212)		1,437,488
Fee and commission expense		(183,704)		(372)		(184,076)

Net fee and commission income		1,273,996		(20,584)		1,253,412

Net gains on financial assets/liabilities at fair value through profit and loss		596,746		143,754		740,500

Net other operating expenses		(1,244,914)		(5,251)		(1,250,165)

General and administrative expenses		(3,276,928)		(60)		(3,276,988)

Operating profit before provision for credit losses		3,244,298		1,936		3,246,234

Provision for credit losses		(1,294,714)		684		(1,294,030)

Operating profit		1,949,584		2,620		1,952,204

Share of loss of associates		(5,712)		—		(5,712)
Net other non-operating expense		(64,246)		231		(64,015)

Net non-operating loss		(69,958)		231		(69,727)

Profit before income tax expense		1,879,626		2,851		1,882,477
Income tax expense		(441,665)		(689)		(442,354)

Profit for the year	￦	1,437,961	￦	2,162	￦	1,440,123

Other comprehensive income for the year, net of tax		139,021		(29,263)		109,758

Total comprehensive income for the year	￦	1,576,982	￦	(27,101)	￦	1,549,881

Profit attributable to:
shareholders of the parent company		1,437,592		2,162		1,439,754
Non-controlling interests		369		—		369

Total comprehensive income for the year attributable to:
shareholders of the parent company		1,576,706		(27,101)		1,549,605
Non-controlling interests		276		—		276

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

- Consolidated Statement of Cash Flows

(In millions of Korean won)	2012
	Before	Adjustment	After

Cash flows from operating activities
Profit for the year	1,437,961	2,162	1,440,123
Adjustment for non-cash items	1,818,980	(25,018)	1,793,962
Net gains on financial assets/liabilities at fair value through profit or loss	(197,633)	(24,334)	(221,967)
Losses on derivative financial investments for hedging purposes	14,654	—	14,654
Adjustment of fair value of derivative financial instruments	42	—	42
Provision for credit loss	1,294,714	(684)	1,294,030
Net losses on financial investments	186,013	—	186,013
Share of loss of associates	5,712	—	5,712
Depreciation and amortization expense	271,429	—	271,429
Other net losses on property and equipment/intangible assets	1,793	—	1,793
Share-based payment	8,578	—	8,578
Post-employment benefits	158,571	—	158,571
Net interest income	231,160	—	231,160
Gains on foreign currency translation	(149,197)	—	(149,197)
Other incomes	(6,856)	—	(6,856)
Changes in operating assets and liabilities	3,766,855	(236,656)	3,530,199
Financial assets at fair value through profit or loss	712,145	(387,514)	324,631
Derivative financial instrument	247,055	—	247,055
Loans	(1,121,938)	84,034	(1,037,904)
Deferred income tax assets	(447)	—	(447)
Other assets	773,959	(4,206)	769,753
Financial liabilities at fair value through profit or loss	(16,935)	—	(16,935)
Deposits	3,386,785	21,961	3,408,746
Deferred income tax liabilities	(167,642)	7,656	(159,986)
Other liabilities	(46,127)	41,413	(4,714)

Net cash generated from operating activities	7,023,796	(259,512)	6,764,284

Cash flows from investing activities
Disposal of financial investments	22,095,023	—	22,095,023
Acquisition of financial investments	(22,637,069)	—	(22,637,069)
Decrease in investments in associates	24,557	—	24,557
Acquisition of investments in associates	(176,246)	—	(176,246)
Disposal of property and equipment	8,321	—	8,321
Acquisition of property and equipment	(126,517)	—	(126,517)
Disposal of intangible assets	1,358	—	1,358
Acquisition of intangible assets	(53,917)	—	(53,917)
Others	(860,747)	—	(860,747)

Net cash used in investing activities	(1,725,237)	—	(1,725,237)

Cash flows from financing activities
Net cash flows from derivative financial instrument for hedging purposes	48,924	—	48,924
Net decrease in debts	(3,956)	—	(3,956)
Increase in debentures	5,917,068	—	5,917,068
Decrease in debentures	(8,819,900)	(100)	(8,820,000)
Payment of dividends	(657,925)	—	(657,925)
Changes in interest in subsidiaries	(8,048)	—	(8,048)
Net increase in due to trust account	196,837	259,612	456,449
Others	(54,099)	—	(54,099)

Net cash used in financing activities	(3,381,099)	259,512	(3,121,587)

Exchange gains on cash and cash equivalents	(13,541)	—	(13,541)

Net increase in cash and cash equivalents	1,903,919	—	1,903,919
Cash and cash equivalents at the beginning of the year	4,541,091	—	4,541,091

Cash and cash equivalents at the end of the year	6,445,010	—	6,445,010

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Enactment of K-IFRS 1111, Joint Arrangements

K-IFRS 1111, Joint Arrangements, aims to reflect the substance of joint arrangements by focusing on the contractual rights and obligations that each party to the arrangement has rather than its legal form. Joint arrangements are classified as either joint operations or joint ventures. A joint operation is when joint operators have rights to the assets and obligations for the liabilities, and account for the assets, liabilities, revenues and expenses, while parties to the joint venture have rights to the net assets of the arrangement. The adoption of K-IFRS 1111 does not have a material impact on the consolidated financial statements of the Group.

Enactment of K-IFRS 1112, Disclosures of Interests in Other Entities

K-IFRS 1112, Disclosures of Interests in Other Entities, provides the disclosure requirements for a subsidiary, an associate, a joint arrangement or an unconsolidated structured entity.

Enactment of K-IFRS 1113, Fair value measurement

K-IFRS 1113 aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for all fair value measurements under K-IFRS. K-IFRS 1113 does not extend the use of fair value accounting but provides guidance on how it should be applied where its use is already required or permitted by other standards within K-IFRS. K-IFRS 1113 has been effective prospectively for annual periods beginning on or after January 1, 2013. The adoption of K-IFRS 1113 does not have a material impact on the consolidated financial statements of the Group.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

2.2 Measurement Basis

The consolidated financial statements have been prepared under the historical cost convention unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of each entity of the Group are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Korean won, which is the parent company’s functional and presentation currency. Refer to Notes 3.2.1 and 3.2.2.

2.4 Significant Estimates

The preparation of consolidated financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

Estimates and assumptions are continually evaluated and any change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only. Alternatively if the change in accounting estimate affects both the period of change and future periods, that change is recognized in the profit or loss of all those periods.

Uncertainty in estimates and assumptions with significant risk that may result in material adjustment to the consolidated financial statements are as follows:

2.4.1 Deferred income taxes

The recognition of a deferred tax asset relies on an assessment of the probability and sufficiency of future taxable profits, future reversals of existing taxable temporary differences and ongoing tax planning strategies.

2.4.2 Fair value of financial instruments

The fair value of financial instruments where no active market exists or where quoted prices are not otherwise available is determined by using valuation techniques. Financial instruments, which are not actively traded in the market and those with less transparent market prices, will have less objective fair values and require broad judgment on liquidity, concentration, uncertainty in market factors and assumptions in price determination and other risks.

As described in the significant accounting policies in Note 3.3, ‘Recognition and Measurement of Financial Instruments’, diverse valuation techniques are used to determine the fair value of financial instruments, from generally accepted market valuation models to internally developed valuation models that incorporate various types of assumptions and variables.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

2.4.3 Provisions for credit losses (allowances for loan losses, provisions for acceptances and guarantees, and unused loan commitments)

The Group determines and recognizes allowances for losses on loans through impairment testing and recognizes provisions for guarantees, and unused loan commitments. The accuracy of provisions for credit losses is determined by the methodology and assumptions used for estimating expected cash flows of the borrower for individually assessed allowances of loans, collectively assessed allowances for groups of loans, guarantees and unused loan commitments.

2.4.4 Net defined benefit liability

The present value of net defined benefit liability depends on a number of factors that are determined on an actuarial basis using a number of assumptions (Note 23).

2.4.5 Estimated impairment of goodwill

The Group tests annually whether goodwill has suffered any impairment. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations (Note 15).

3. Significant Accounting Policies

The significant accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all periods presented, unless otherwise stated.

3.1 Consolidation

3.1.1 Subsidiaries

Subsidiaries are companies that are controlled by the Group. The Group controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The existence and effects of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date when control is transferred to the Group and de-consolidated from the date when control is lost.

If a subsidiary uses accounting policies other than those adopted in the consolidated financial statements for like transactions and events in similar circumstances, appropriate adjustments are made to make the subsidiary’s accounting policies conform to those of the Group when the subsidiary’s financial statements are used by the Group in preparing the consolidated financial statements.

Profit or loss and each component of other comprehensive income are attributed to the owners of the parent and to the non-controlling interests, if any. Total comprehensive income is attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions; that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

When the Group ceases to have control, any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

3.1.2 Associates

Associates are entities over which the Group has significant influence in the financial and operating policy decisions. If the Group holds 20% or more of the voting power of the investee, it is presumed that the Group has significant influence.

Under the equity method, investments in associates are initially recognized at cost and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss of the investee and changes in the investee’s equity after the date of acquisition. The Group’s share of the profit or loss of the investee is recognized in the Group’s profit or loss. Distributions received from an investee reduce the carrying amount of the investment. Profit and losses resulting from ‘upstream’ and ‘downstream’ transactions between the Group and associates are eliminated to the extent at the Group’s interest in associates.

If associates use accounting policies other than those adopted in the consolidated financial statements for like transactions and events in similar circumstances, appropriate adjustments are made to make the associate’s accounting policies conform to those of the Group when the associate’s financial statements are used by the Group in applying equity method.

After the carrying amount of the investment is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee.

The Group determines at each reporting date whether there is any objective evidence that the investments in the associates are impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associates and its carrying value and recognizes the amount as ‘share of profit or loss of associates’ in the statements of comprehensive income.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

3.1.3 Structured entity

A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity. When the Group decides whether it has power to the structured entities in which the Group has interests, it considers factors such as the purpose, the form, the practical ability to direct the relevant activities of a structured entity, the nature of its relationship with a structured entity and the amount of exposure to variable returns.

3.1.4 Trusts and funds

The Group provides management services for trust assets, collective investment and other funds. These trusts and funds are not consolidated in the Group’s consolidated financial statements, except for trusts and funds over which the Group has control.

3.1.5 Intra-group transactions

All intra-group balances and transactions, and any unrealized gains arising on intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized losses are eliminated in the same way as unrealized gains except that they are only eliminated to the extent that there is no evidence of impairment.

3.2 Foreign Currency

3.2.1 Foreign currency transactions and balances

A foreign currency transaction is recorded, on initial recognition in the functional currency, by applying the spot exchange rate between the functional currency and the foreign currency at the date of the transaction. At the end of each reporting period foreign currency monetary items are translated using the closing rate which is the spot exchange rate at the end of the reporting period. Non-monetary items that are measured at fair value in a foreign currency are translated using the spot exchange rates at the date when the fair value was determined and non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the spot exchange rate at the date of the transaction.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous consolidated financial statements are recognized in profit or loss in the period in which they arise. When gains or losses on a non-monetary item are recognized in other comprehensive income, any exchange component of those gains or losses are also recognized in other comprehensive income. Conversely, when gains or losses on a non-monetary item are recognized in profit or loss, any exchange component of those gains or losses are also recognized in profit or loss.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

3.2.2 Foreign Operations

The financial performance and financial position of all foreign operations, whose functional currencies differ from the Group’s presentation currency, are translated into the Group’s presentation currency using the following procedures:

Assets and liabilities for each statement of financial position presented are translated at the closing rate at the end of the reporting period. Income and expenses in the statement of comprehensive income presented are translated at average exchange rates for the period. All resulting exchange differences are recognized in other comprehensive income.

Any goodwill arising from the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising from the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation. Thus they are expressed in the functional currency of the foreign operation and are translated into the presentation currency at the closing rate.

On the disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation, recognized in other comprehensive income and accumulated in the separate component of equity, is reclassified from equity to profit or loss (as a reclassification adjustment) when the gains or losses on disposal are recognized. On the partial disposal of a subsidiary that includes a foreign operation, the Group re-attributes the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income to the non-controlling interests in that foreign operation. In any other partial disposal of a foreign operation, the Group reclassifies to profit or loss only the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income.

3.3 Recognition and Measurement of Financial Instruments

3.3.1 Initial recognition

The Group recognizes a financial asset or a financial liability in its statement of financial position when, the Group becomes a party to the contractual provisions of the instrument. A regular way purchase or sale of financial assets (a purchase or sale of a financial asset under a contract whose terms require delivery of the financial instruments within the time frame established generally by market regulation or practice) is recognized and derecognized using trade date accounting.

The Group classifies financial assets as financial assets at fair value through profit or loss, held-to-maturity financial assets, available-for-sale financial assets, or loans and receivables. The Group classifies financial liabilities as financial liabilities at fair value through profit or loss, or other financial liabilities. The classification depends on the nature and holding purpose of the financial instrument at initial recognition in the consolidated financial statements.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

At initial recognition, a financial asset or financial liability is measured at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value of a financial instrument on initial recognition is normally the transaction price (that is, the fair value of the consideration given or received) in an arm’s length transaction.

3.3.2 Subsequent measurement

After initial recognition, financial instruments are measured at amortized cost or fair value based on classification at initial recognition.

Amortized cost

The amortized cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition and adjusted to reflect principal repayments, cumulative amortization using the effective interest method and any reduction (directly or through the use of an allowance account) for impairment or uncollectibility.

Fair value

Fair values, which the Group primarily uses for the measurement of financial instruments, are the published price quotations based on market prices or dealer price quotations of financial instruments traded in an active market where available. These are the best evidence of fair value. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, an entity in the same industry, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

If the market for a financial instrument is not active, fair value is determined either by using a valuation technique or independent third-party valuation service. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, referencing to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Group uses valuation models that are commonly used by market participants and customized for the Group to determine fair values of common over-the-counter (OTC) derivatives such as options, interest rate swaps and currency swaps which are based on the inputs observable in markets. For more complex instruments, the Group uses internally developed models, which are usually based on valuation methods and techniques generally recognized as standard within the industry, or a value measured by an independent external valuation institution as the fair values if all or some of the inputs to the valuation models are not market observable and therefore it is necessary to estimate fair value based on certain assumptions.

The Group’s Fair Value Evaluation Committee, which consists of the risk management department, trading department and accounting department, reviews the appropriateness of internally developed valuation models, and approves the selection and changing of the external valuation institution and other considerations related to fair value measurement. The review results on the fair valuation models are reported to the Market Risk Management subcommittee by the Fair Value Evaluation Committee on a regular basis.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

If the valuation technique does not reflect all factors which market participants would consider in setting a price, the fair value is adjusted to reflect those factors. These factors include counterparty credit risk, bid-ask spread, liquidity risk and others.

The chosen valuation technique makes maximum use of market inputs and relies as little as possible on entity-specific inputs. It incorporates all factors that market participants would consider in setting a price and is consistent with accepted economic methodologies for pricing financial instruments. Periodically, the Group calibrates the valuation technique and tests it for validity using prices from observable current market transactions of the same instrument or based on other relevant observable market data.

3.3.3 Derecognition

Derecognition is the removal of a previously recognized financial asset or financial liability from the statement of financial position. The Group derecognizes a financial asset or a financial liability when, and only when:

Derecognition of financial assets

Financial assets are derecognized when the contractual rights to the cash flows from the financial assets expire or the financial assets have been transferred and substantially all the risks and rewards of ownership of the financial assets are also transferred, or all the risks and rewards of ownership of the financial assets are neither substantially transferred nor retained and the Group has not retained control. If the Group neither transfers nor disposes of substantially all the risks and rewards of ownership of the financial assets, the Group continues to recognize the financial asset to the extent of its continuing involvement in the financial asset.

If the Group transfers the contractual rights to receive the cash flows of the financial asset, but retains substantially all the risks and rewards of ownership of the financial asset, the Group continues to recognize the transferred asset in its entirely and recognize a financial liability for the consideration received.

Derecognition of financial liabilities

Financial liabilities are derecognized from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expires.

3.3.4 Offsetting

A financial asset and a financial liability are offset and the net amount presented in the statement of financial position when, and only when, the Group currently has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

3.4 Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, foreign currency, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

3.5 Non-derivative Financial Assets

3.5.1 Financial assets at fair value through profit or loss

This category comprises two sub-categories: financial assets classified as held for trading, and financial assets designated by the Group as at fair value through profit or loss upon initial recognition.

A non-derivative financial asset is classified as held for trading if either:

•	It is acquired for the purpose of selling in the near term, or

•	It is part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking.

The Group may designate certain financial assets, other than held for trading, upon initial recognition as at fair value through profit or loss when one of the following conditions is met:

•	It eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as ‘an accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

•	A group of financial assets is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to the Group’s key management personnel.

•	A contract contains one or more embedded derivatives; the Group may designate the entire hybrid (combined) contract as a financial asset at fair value through profit or loss if allowed by K-IFRS 1039, Financial Instruments: Recognition and measurement.

After initial recognition, a financial asset at fair value through profit or loss is measured at fair value and gains or losses arising from a change in the fair value are recognized in profit or loss. Interest income, dividend income, and gains or losses from sale and repayment from financial assets at fair value through profit or loss are recognized in the statement of comprehensive income as net gains on financial instruments at fair value through profit or loss.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

3.5.2 Financial Investments

Available-for-sale and held-to-maturity financial assets are presented as financial investments.

Available-for-sale financial assets

Profit or loss of financial assets classified as available for sale, except for impairment loss and foreign exchange gains and losses resulting from changes in amortized cost of debt securities, is recognized as other comprehensive income, and cumulative profit or loss is reclassified from equity to current profit or loss at the derecognition of the financial asset, and it is recognized as part of other operating profit or loss in the statement of comprehensive income.

However, interest revenue measured using the effective interest method is recognized in current profit or loss, and dividends of financial assets classified as available-for-sale are recognized when the right to receive payment is established.

Available-for-sale financial assets denominated in foreign currencies are translated at the closing rate. For available-for-sale debt securities denominated in foreign currency, exchange differences resulting from changes in amortized cost are recognized in profit or loss as part of other operating income and expenses. For available-for-sale equity securities denominated in foreign currency, the entire change in fair value including any exchange component is recognized in other comprehensive income.

Held-to-maturity financial assets

Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and fixed maturity that the Group’s management has the positive intention and ability to hold to maturity. Held-to-maturity financial assets are subsequently measured at amortized cost using the effective interest method after initial recognition and interest income is recognized using the effective interest method.

3.5.3 Loans and receivables

Non-derivative financial assets which meet the following conditions are classified as loans and receivables:

•	Those with fixed or determinable payments.

•	Those that are not quoted in an active market.

•	Those that the Group does not intend to sell immediately or in the near term.

•	Those that the Group, upon initial recognition, does not designate as available-for-sale or as at fair value through profit or loss.

After initial recognition, these are subsequently measured at amortized cost using the effective interest method.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

If the financial asset is purchased under an agreement to resale the asset at a fixed price or at a price that provides a lender’s return on the purchase price, the consideration paid is recognized as loans and receivables.

3.6 Impairment of financial assets

The Group assesses at the end of each reporting period whether there is any objective evidence that a financial asset or group of financial assets except for financial assets at fair value through profit or loss is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred, if and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. However, losses expected as a result of future events, no matter how likely, are not recognized.

Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the holder of the asset about the following loss events:

•	Significant financial difficulty of the issuer or obligor.

•	A breach of contract, such as a default or delinquency in interest or principal payments.

•	The lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider.

•	It becomes probable that the borrower will declare bankruptcy or undergo financial reorganization.

•	The disappearance of an active market for that financial asset because of financial difficulties.

•	Observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio.

In addition to the types of events in the preceding paragraphs, objective evidence of impairment for an investment in an equity instrument classified as an available-for-sale financial asset includes a significant or prolonged decline in the fair value below its cost. The Group considers the decline in the fair value of over 30% against the original cost as a “significant decline”. A decline is considered as prolonged if the period, in which the fair value of the financial asset has been below its original cost at initial recognition, is same as or more than six months.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured and recognized in profit or loss as either provisions for credit loss or other operating income and expenses.

3.6.1 Loans and receivables

If there is objective evidence that an impairment loss on loans and receivables carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant (individual assessment of impairment), and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment (collective assessment of impairment).

Individual assessment of impairment

Individual assessment of impairment losses are calculated by discounting the expected future cash flows of a loan at its original effective interest rate and comparing the resultant present value with the loan’s current carrying amount. This process normally encompasses management’s best estimate, such as operating cash flow of the borrower and net realizable value of any collateral held.

Collective assessment of impairment

A methodology based on historical loss experience is used to estimate inherent incurred loss on groups of assets for collective assessment of impairment. Such methodology incorporates factors such as type of collateral, product and borrowers, credit rating, loss emergence period, recovery period and applies probability of default on a group of assets and loss given default by type of recovery method. Also, consistent assumptions are applied to form a formula-based model in estimating inherent loss and to determine factors on the basis of historical loss experience and current condition. The methodology and assumptions used for collective assessment of impairment are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

Impairment loss on loans reduces the carrying amount of the asset through use of an allowance account, and when a loan becomes uncollectable, it is written off against the related allowance account. If, in a subsequent period, the amount of the impairment loss decreases and is objectively related to the subsequent event after recognition of impairment, the previously recognized impairment loss is reversed by adjusting the allowance account. The amount of the reversal is recognized in profit or loss.

3.6.2 Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss (the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss) that had been recognized in other comprehensive income is reclassified from equity to profit or loss as part of other operating income and expenses.

If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, a portion of the impairment loss is reversed up to but not exceeding the previously recorded impairment loss, with the amount of the reversal recognized in profit or loss as part of other operating income and expenses in the statement of comprehensive income. However, impairment losses recognized in profit or loss for an available-for-sale equity instrument classified as available for sale are not reversed through profit or loss.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

3.6.3 Held-to-maturity financial assets

If there is objective evidence that an impairment loss on held-to-maturity financial assets carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The amount of the loss is recognized in profit or loss as part of other operating income and expenses. The impairment loss on held-to-maturity financial assets is directly deducted from the carrying amount.

In the case of a financial asset classified as held to maturity, if, in a subsequent period, the amount of the impairment loss decreases and it is objectively related to an event occurring after the impairment is recognized, a portion of the previously recognized impairment loss is reversed up to but not exceeding the extent of amortized cost at the date of recovery. The amount of reversal is recognized in profit or loss as part of other operating income and expenses in the statement of comprehensive income.

3.7 Derivative Financial Instruments

The Group enters into numerous derivative financial instrument contracts such as currency forwards, interest rate swaps, currency swaps and others for trading purposes or to manage its exposures to fluctuations in interest rates and currency exchange, amongst others. These derivative financial instruments are presented as derivative financial instruments within the consolidated financial statements irrespective of transaction purpose and subsequent measurement requirement.

The Group designates certain derivatives as hedging instruments to hedge the risk of changes in fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge).

At the inception of the hedge, there is formal designation and documentation of the hedging relationship and the Group’s risk management objective and strategy for undertaking the hedge. That documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value attributable to the hedged risk.

3.7.1 Derivative financial instruments held for trading

All derivative financial instruments, except for derivatives that are designated and qualify for hedge accounting, are measured at fair value. Gains or losses arising from a change in fair value are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

3.7.2 Fair value hedges

If derivatives qualify for a fair value hedge, the change in fair value of the hedging instrument and the change in fair value of the hedged item attributable to the hedged risk are recognized in profit or loss as part of other operating income and expenses. Fair value hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting or the Group revokes the designation. Once fair value hedge accounting is discontinued, the adjustment to the carrying amount of a hedged item is fully amortized to profit or loss by the maturity of the financial instrument using the effective interest method.

3.7.3 Embedded derivatives

An embedded derivative is separated from the host contract and accounted for as a derivative if, and only if the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract and a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative and the hybrid (combined) instrument is not measured at fair value with changes in fair value recognized in profit or loss. Gains or losses arising from a change in the fair value of an embedded derivative separated from the host contract are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.4 Day one gain and loss

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of the financial instrument, there may be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the difference is deferred and not recognized in profit or loss, and is amortized by using the straight-line method over the life of the financial instrument. If the fair value of the financial instrument is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss or other operating income and expenses.

3.8 Property and Equipment

3.8.1 Recognition and measurement

All property and equipment that qualify for recognition as an asset are measured at cost and subsequently carried at cost less any accumulated depreciation and any accumulated impairment losses.

The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Subsequent expenditures are capitalized only when they prolong the useful life or enhance values of the assets but the costs of the day-to-day servicing of the assets such as repair and maintenance costs are recognized in profit or loss as incurred. When a part of an item of an asset has a different useful life from that of the entire asset, it is recognized as a separate asset.

3.8.2 Depreciation

Land is not depreciated whereas other property and equipment are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The depreciable amount of an asset is determined after deducting its residual value. As for leased assets, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life.

Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

The depreciation methods and estimated useful lives of the assets are as follows:

Property and equipment	Depreciation method	Estimated useful lives
Buildings and structures	Straight-line	40 years
Leasehold improvements	Declining-balance	4 years
Equipment and vehicles	Declining-balance	4 years

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year end and, if expectations differ from previous estimates or if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the changes are accounted for as a change in an accounting estimate.

3.9 Investment properties

3.9.1 Recognition and Measurement

Properties held to earn rentals or for capital appreciation or both are classified as investment properties. Investment properties are measured initially at their cost and subsequently the cost model is used.

3.9.2 Depreciation

Land is not depreciated, whereas other investment properties are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The depreciable amount of an asset is determined after deducting its residual value.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The depreciation method and estimated useful lives of the assets are as follows:

Property and equipment	Depreciation method	Estimated useful lives
Buildings	Straight-line	40 years

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year end and, if expectations differ from previous estimates or if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the changes are accounted for as a change in an accounting estimate.

3.10 Intangible assets

Intangible assets are measured initially at cost and subsequently carried at their cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets, except for goodwill and membership rights, are amortized using the straight-line method with no residual value over their estimated useful economic life since the asset is available for use.

Intangible assets	Amortization method	Estimated useful lives
Industrial property rights	Straight-line	5 ~ 10 years
Software	Straight-line	4 years
Others	Straight-line	4 ~ 30 years

The amortization year and the amortization method for intangible assets with a finite useful life are reviewed at least at each financial year end. Where an intangible asset is not being amortized because its useful life is considered to be indefinite, the Group carries out a review in each accounting period to confirm whether or not events and circumstances still support the assumption of an indefinite useful life. If they do not, the change from the indefinite to finite useful life is accounted for as a change in an accounting estimate.

3.10.1 Goodwill

Recognition and measurement

Goodwill acquired from business combinations before January 1, 2010 is stated at its carrying amount which was recognized under the Group’s previous accounting policy, prior to the transition to K-IFRS.

Goodwill acquired from business combinations after January 1, 2010, is initially measured as the excess of the aggregate of the consideration transferred, fair value of non-controlling interest and the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the business acquired, the difference is recognized in profit or loss.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

For each business combination, the Group decides whether the non-controlling interest in the acquiree is initially measured at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets at the acquisition date.

Acquisition-related costs incurred to effect a business combination are charged to expenses in the periods in which the costs are incurred and the services are received, except for the costs to issue debt or equity securities.

Additional acquisitions of non-controlling interest

Additional acquisitions of non-controlling interests are accounted for as equity transactions. Therefore, no additional goodwill is recognized.

Subsequent measurement

Goodwill is not amortized and is stated at cost less accumulated impairment losses. However, goodwill that forms part of the carrying amount of an investment in associates is not separately recognized and an impairment loss recognized is not allocated to any asset, including goodwill, which forms part of the carrying amount of the investment in the associates.

3.10.2 Subsequent expenditure

Subsequent expenditure is capitalized only when it enhances values of the assets. Internally generated intangible assets, such as goodwill and trade name, are not recognized as assets but expensed as incurred.

3.11 Leases

3.11.1 Finance lease

A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership. At the commencement of the lease term, the Group recognizes finance leases as assets and liabilities in its statements of financial position at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs of the lessee are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the Group adopts for depreciable assets that are owned. If there is reasonable certainty that the lessee will obtain ownership by the end of the lease term, the period of expected use is the useful life of the asset; otherwise, the asset is fully depreciated over the shorter of the lease term and its useful life.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

3.11.2 Operating lease

A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership.

Leases in the financial statements of lessees

Lease payments under an operating lease (net of any incentives received from the lessor) are recognized as an expense on a straight-line basis over the lease term unless another systematic basis is more representative of the time pattern of the asset’s benefit.

Leases in the financial statements of lessors

Lease income from operating leases are recognized in income on a straight-line basis over the lease term unless another systematic basis is more representative of the time pattern in which use benefit derived from the leased asset is diminished. Initial direct costs incurred by the lessors in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized as an expense over the lease term on the same basis as the lease income.

3.12 Impairment of non-financial assets

The Group assesses at the end of each reporting period whether there is any indication that a non-financial asset, except for (i) deferred income tax assets, (ii) assets arising from employee benefits and (iii) non-current assets (or group of assets to be sold) classified as held for sale, may be impaired. If any such indication exists, the Group estimates the recoverable amount of the asset. However, irrespective of whether there is any indication of impairment, the Group tests (i) goodwill acquired in a business combination, (ii) intangible assets with an indefinite useful life and (iii) intangible assets not yet available for use for impairment annually by comparing their carrying amount with their recoverable amount.

The recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the cash-generating unit to which the asset belongs (the asset’s cash-generating unit). A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit that are discounted by a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

If, the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is an impairment loss and recognized immediately in profit or loss. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units that are expected to benefit from the synergies of the combination. The impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit.

An impairment loss recognized for goodwill is not reversed in a subsequent period. The Group assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for an asset, other than goodwill, may no longer exist or may have decreased, and an impairment loss recognized in prior periods for an asset other than goodwill shall be reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss cannot exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

3.13 Non-current assets held for sale

A non-current asset or disposal group is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. A non-current asset (or disposal group) classified as held for sale is measured at the lower of its carrying amount and fair value less costs to sell which is measured in accordance with the applicable K-IFRS, immediately before the initial classification of the asset (or disposal group) as held for sale.

A non-current asset while it is classified as held for sale or while it is part of a disposal group classified as held for sale is not depreciated (or amortized).

Impairment loss is recognized for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. Gains are recognized for any subsequent increase in fair value less costs to sell of an asset, but not in excess of the cumulative impairment loss that has been recognized.

3.14 Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss are financial liabilities held for trading. After initial recognition, financial liabilities at fair value through profit or loss are measured at fair value and gains or losses arising from changes in the fair value, and gains or losses from sale and repayment of financial liabilities at fair value through profit or loss are recognized as net gains on financial instruments at fair value through profit or loss in the statement of comprehensive income.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

3.15 Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of provisions, and where the effect of the time value of money is material, the amount of provisions are the present value of the expenditures expected to be required to settle the obligation.

Provisions on confirmed and unconfirmed acceptances and guarantees, unfunded commitments of credit cards and unused credit lines of consumer and corporate loans are recognized using a valuation model that applies the credit conversion factor, probability of default, and loss given default.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provisions are reversed.

If the Group has a contract that is onerous, the present obligation under the contract is recognized and measured as provisions. An onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the minimum net cost to exit from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfill it.

3.16 Financial guarantee contracts

A financial guarantee contract is a contract that requires the issuer (the Group) to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts are initially recognized at fair value. After initial recognition, financial guarantee contracts are measured at the higher of:

•	The amount determined in accordance with K-IFRS 1037, Provisions, Contingent Liabilities and Contingent Assets, and

•	The initial amount recognized, less, when appropriate, cumulative amortization recognized in accordance with K-IFRS 1018, Revenue.

3.17 Equity instrument issued by the Group

An equity instrument is any contract or agreement that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are deducted, net of tax, from the equity.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

3.18 Revenue recognition

3.18.1 Interest income and expense

Interest income and expense are recognized using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability (or groups of financial assets or financial liabilities) and of allocating the interest income or interest expense over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts. In those rare cases when it is not possible to estimate reliably the cash flows or the expected life of a financial instrument (or group of financial instruments), the Group uses the contractual cash flows over the full contractual term of the financial instrument (or group of financial instruments).

Interest on impaired financial assets is recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

3.18.2 Fee and commission income

The Group recognizes financial service fees in accordance with the accounting standard of the financial instrument related to the fees earned.

Fees that are an integral part of the effective interest of a financial instrument

Such fees are generally treated as adjustments of effective interest. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, negotiating the terms of the instrument, preparing and processing documents and closing the transaction and origination fees received on issuing financial liabilities measured at amortized cost. However, fees relating to the creation or acquisition of a financial instrument at fair value through profit or loss are recognized as revenue immediately.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Fees earned as services are provided

Such fees are recognized as revenue as the services are provided. The fees include fees charged for servicing a financial instrument and charged for managing investments.

Fees that are earned on the execution of a significant act

Such fees are recognized as revenue when the significant act has been completed.

Commission on the allotment of shares to a client is recognized as revenue when the shares have been allotted and placement fees for arranging a loan between a borrower and an investor is recognized as revenue when the loan has been arranged.

A syndication fee received by the Group that arranges a loan and retains no part of the loan package for itself (or retains a part at the same effective interest rate for comparable risk as other participants) is compensation for the service of syndication. Such a fee is recognized as revenue when the syndication has been completed.

3.18.3 Dividend income

Dividend income is recognized in profit or loss when the right to receive payment is established. Dividend income from financial assets at fair value through profit or loss and financial investment is recognized in profit or loss as part of net gains on financial assets at fair value through profit or loss and other operating income and expenses, respectively.

3.19 Employee compensation and benefits

3.19.1 Post-employment benefits:

Defined benefit plans

All post-employment benefits, other than defined contribution plans, are classified as defined benefit plans. The amount recognized as a net defined benefit liability is the present value of the defined benefit obligation less the fair value of plan assets at the end of the reporting period.

The present value of the defined benefit obligation is calculated annually by independent actuaries using the Projected Unit Credit method. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in other comprehensive income(loss).

When the total of the present value of the defined benefit obligation minus the fair value of plan assets results in an asset, it is recognized to the extent of the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Past service cost is the change in the present value of the defined benefit obligation, which arises when the Group introduces a defined benefit plan or changes the benefits of an existing defined benefit plan. Such past service cost is immediately recognized as an expense for the year.

Defined contribution plans

The contributions are recognized as employee benefit expense when they are due.

3.19.2 Short-term employee benefits

Short-term employee benefits are employee benefits (other than termination benefits) that are due to be settled within 12 months after the end of the period in which the employees render the related service. The undiscounted amount of short-term employee benefits expected to be paid in exchange for that service is recognized as a liability (accrued expense), after deducting any amount already paid.

The expected cost of profit-sharing and bonus payments are recognized as liabilities when the Group has a present legal or constructive obligation to make such payments as a result of past events rendered by employees and a reliable estimate of the obligation can be made.

3.19.3 Share-based payment

The Group operates share-based payment arrangements granting awards to directors and employees of the Group. The Group has a choice of whether to settle the awards in cash or by issuing equity instruments of the parent company at the date of settlement.

For a share-based payment transaction in which the terms of the arrangement provide the Group with the choice of whether to settle in cash or by issuing equity instruments, the Group determines that it has a present obligation to settle in cash because the Group has a past practice and a stated policy of settling in cash. Therefore, the Group accounts for the transaction in accordance with the requirements of cash-settled share-based payment transactions.

The Group measures the services acquired and the liability incurred at fair value. Until the liability is settled, the Group remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss for the period.

3.19.4 Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. An entity shall recognize a liability and expense for termination benefits at the earlier of the following dates: when the entity can no longer withdraw the offer of those benefits and when the entity recognizes costs for a restructuring that is within the scope of K-IFRS 1037 and involves the payment of termination benefits. Termination benefits are measured by considering the number of employees expected to accept the offer in the case of a voluntary early retirement. Termination benefits over 12 months after the reporting period are discounted to present value.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

3.20 Income tax expenses

Income tax expense (tax income) comprises current tax expense (current tax income) and deferred income tax expense (deferred income tax income). Current and deferred income tax are recognized as income or expense and included in profit or loss for the year, except to the extent that the tax arises from (a) a transaction or an event which is recognized, in the same or a different period outside profit or loss, either in other comprehensive income or directly in equity and (b) a business combination.

3.20.1 Current income tax

Current income tax is the amount of income taxes payable (recoverable) in respect of the taxable profit (tax loss) for a period. A difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period, but is included in taxable profit in a different period. Differences may also arise if there is revenue that is exempt from taxation, or expense that is not deductible in determining taxable profit (tax loss). Current income tax liabilities (assets) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The Group offsets current income tax assets and current income tax liabilities if, and only if, the Group (a) has a legally enforceable right to set off the recognized amounts and (b) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

3.20.2 Deferred income tax

Deferred income tax is recognized, using the asset-liability method, on temporary differences arising between the tax based amount of assets and liabilities and their carrying amount in the consolidated financial statements. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, and associates, except for deferred income tax liabilities for which the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period. The Group reduces the carrying amount of a deferred income tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and deferred income tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Group offsets deferred income tax assets and deferred income tax liabilities when the Group has a legally enforceable right to set off current income tax assets against current income tax liabilities; and the deferred income tax assets and the deferred income tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity; or different taxable entities which intend either to settle current income tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred income tax liabilities or assets are expected to be settled or recovered.

3.20.3 Uncertain tax positions

Uncertain tax positions arise from tax treatments applied by the Group which may be challenged by the tax authorities due to the complexity of the transaction or different interpretation of the tax laws, a claim for rectification brought by the Group, or an appeal for a refund claimed from the tax authorities related to additional assessments. The Group recognizes its uncertain tax positions in the consolidated financial statements based on the guidance in K-IFRS 1037. A liability related to an uncertain tax position is recognized as the best estimate of expenditure if the uncertain tax position is probable of resulting in additional payment to the tax authorities. Meanwhile, assets related to uncertain tax positions, caused by a claim for rectification or an appeal for refund claimed from the tax authorities related to additional assessments, are treated as contingent assets under K-IFRS 1037. Therefore, tax expenses are recognized in the financial statements when the uncertain tax position is probable of resulting in additional payment to the tax authorities while tax benefits are recognized only when the tax refund is virtually certain.

The Group classifies interest and penalties related to uncertain tax positions as a component of income tax expense.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

3.21 Transactions with the trust accounts

Under the Financial Investment Services and Capital Markets Act, the Group recognizes trust accounts (“the trust accounts”) as separate. The borrowings from trust accounts represent transfer of funds in trust accounts into banking accounts. Such borrowings from trust accounts are recorded as receivables from the banking accounts in the trust accounts and as borrowings from trust accounts in the banking accounts. The Group’s banking accounts earn trust fees from the trust accounts for its management of trust assets and operations. The reserves for future profits and losses are set up in the trust accounts for profits and losses related to those trust funds with a guarantee of the principal or of the principal and a certain minimum rate of return in accordance with the relevant laws and regulations applicable to trust operations. The reserves are used to provide for the losses on such trust funds and, if the losses incurred are in excess of the reserves for future losses, the excess losses are compensation paid as a loss on trust management in other operating expenses and the trust accounts recognize the corresponding compensation as compensation from banking accounts.

3.22 Operating segments

Operating segments are components of the Group where separate financial information is available and is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

Segment information includes items which are directly attributable and reasonably allocated to the segment.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

4. Financial risk management

4.1 Summary

4.1.1 Overview of Financial Risk Management Policy

The financial risks that the Group is exposed to are credit risk, market risk, liquidity risk, operational risk and others.

The note regarding financial risk management provides information about the risks that the Group is exposed to, including the objectives, policies and processes for managing the risks, the methods used to measure the risks, and capital adequacy. Additional quantitative information is disclosed throughout the consolidated financial statements.

The Group’s risk management system focuses on increasing transparency, developing the risk management environment, preventing transmission of risk to other related subsidiaries, and the preemptive response to risk due to rapid changes in the financial environment to support the Group’s long-term strategy and business decisions efficiently. Credit risk, market risk, liquidity risk, and operational risk have been recognized as the Group’s key risks. These risks are measured in Economic Capital or Value at Risk (VaR) and are managed using a statistical method.

4.1.2 Risk Management Organization

Risk Management Committee

The Risk Management Committee establishes risk management strategies in accordance with the directives of the Board of Directors and determines the Group’s target risk appetite, approves significant risk matters and reviews the level of risks that the Group is exposed to and the appropriateness of the Group’s risk management operations as an ultimate decision-making authority.

Risk Management Council

The Risk Management Council is a consultative group which reviews and makes decisions on matters delegated by the Risk Management Committee and discusses the detailed issues relating to the Group’s risk management.

Risk Management Group

The Risk Management Group is responsible for monitoring and managing the Group’s economic capital limit and managing specific policies, procedures and work processes relating to the Group’s risk management.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

4.2 Credit Risk

4.2.1 Overview of Credit Risk

Credit risk is the risk of possible losses in an asset portfolio in the event of a counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For risk management reporting purposes, the individual borrower’s default risk, country risk, specific risks and other credit risk exposure components are considered as a whole.

4.2.2 Credit Risk Management

The Group measures expected losses and economic capital on assets that are subject to credit risk management whether on- or off-balance items and uses expected losses and economic capital as a management indicator. The Group manages credit risk by allocating credit risk economic capital limits.

In addition, the Group controls the credit concentration risk exposure by applying and managing total exposure limits to prevent an excessive risk concentration to each industry and borrower.

The Group has organized a credit risk management team that focuses on credit risk management in accordance with the Group’s credit risk management policy. The Group’s loan analysis department which is independent from the sales department is responsible for loan policy, loan limit, loan review, credit evaluation, restructuring and subsequent events. Kookmin Bank’s risk management group is also responsible for planning risk management policy, applying limits of credit lines, measuring the credit risk economic capital, adjusting credit limits, reviewing credit and verifying credit evaluation models.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

4.2.3 Maximum exposure to credit risk

The Group’s maximum exposures of financial instruments, excluding equity securities, to credit risk without consideration of collateral values as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Financial assets
Due from financial institutions	￦	11,032,528	￦	7,179,428
Financial assets at fair value through profit or loss
Financial assets held for trading[1]		6,912,897		6,212,813
Derivatives		1,718,882		1,996,241
Loans		203,123,755		199,414,818
Financial investments
Available-for-sale financial assets		16,431,786		18,850,247
Held-to-maturity financial assets		11,011,518		10,952,294
Other financial assets		5,162,649		6,403,102

	￦	255,394,015	￦	251,008,943

Off- balance items
Acceptances and guarantees contracts	￦	9,804,675	￦	9,418,264
Financial guarantee contracts		3,097,372		1,509,269
Commitments		59,359,752		58,195,304

		72,261,799		69,122,837

	￦	327,655,814	￦	320,131,780

[1]	The amounts of ￦40,252 million and ￦39,839 million as of December 31, 2013 and 2012, respectively, related to financial instruments indexed to the price of gold are included.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

4.2.4 Credit risk of loans

The Group maintains an allowance for loan losses associated with credit risk on loans to manage its credit risk.

The Group recognizes an impairment loss on loans carried at amortized cost when there is any objective indication of impairment. Under K-IFRS, an impairment loss is based on losses incurred at the end of the reporting year. Therefore, the Group does not recognize expected losses as a result of future events. The Group measures inherent incurred losses on loans and presents them in the consolidated financial statements through the use of an allowance account which is offset against the related loans.

Loans are categorized as follows:

(In millions of Korean won)
	2013
Loans	Retail			Corporate			Total
	Amount		%	Amount		%	Amount		%
Neither past due nor impaired	￦	101,595,876	97.29	￦	97,889,878	96.84	￦	199,485,754	97.06
Past due but not impaired		1,890,536	1.81		529,237	0.52		2,419,773	1.18
Impaired		944,275	0.90		2,664,212	2.64		3,608,487	1.76

		104,430,687	100.00		101,083,327	100.00		205,514,014	100.00
Allowances[1]		(572,286)	0.55		(1,817,973)	1.80		(2,390,259)	1.16

Carrying amount	￦	103,858,401		￦	99,265,354		￦	203,123,755

(In millions of Korean won)
	2012
Loans	Retail			Corporate			Total
	Amount		%	Amount		%	Amount		%
Neither past due nor impaired	￦	99,092,437	97.26	￦	97,809,766	97.42	￦	196,902,203	97.34
Past due but not impaired		1,617,335	1.59		466,852	0.46		2,084,187	1.03
Impaired		1,170,352	1.15		2,127,768	2.12		3,298,120	1.63

		101,880,124	100.00		100,404,386	100.00		202,284,510	100.00
Allowances[1]		(680,535)	0.67		(2,189,157)	2.18		(2,869,692)	1.42

Carrying amount	￦	101,199,589		￦	98,215,229		￦	199,414,818

[1]	Collectively assessed allowances for loans are included as they are not impaired individually.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Credit quality of loans that are neither past due nor impaired are as follows:

(In millions of Korean won)
	2013
	Retail		Corporate		Total
Grade 1	￦	87,397,741	￦	40,079,476	￦	127,477,217
Grade 2		12,116,588		43,441,095		55,557,683
Grade 3		1,195,457		11,933,816		13,129,273
Grade 4		630,547		2,174,914		2,805,461
Grade 5		255,543		260,577		516,120

	￦	101,595,876	￦	97,889,878	￦	199,485,754

(In millions of Korean won)
	2012
	Retail		Corporate		Total
Grade 1	￦	82,471,898	￦	38,026,576	￦	120,498,474
Grade 2		13,792,220		40,796,564		54,588,784
Grade 3		1,669,202		15,324,968		16,994,170
Grade 4		761,801		3,398,883		4,160,684
Grade 5		397,316		262,775		660,091

	￦	99,092,437	￦	97,809,766	￦	196,902,203

Credit quality of loans graded according to internal credit ratings are as follows:

	Retail	Corporate
Grade 1	1 to 5 grade	AAA to BBB+
Grade 2	6 to 8 grade	BBB to BB
Grade 3	9 to 10 grade	BB- to B
Grade 4	11 grade	B- to CCC
Grade 5	12 grade or under	CC or under

Loans that are past due but not impaired are as follows:

(In millions of Korean won)
	2013
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		Total
Retail	￦	1,726,992	￦	108,070	￦	55,474	￦	1,890,536
Corporate		427,767		53,796		47,674		529,237

	￦	2,154,759	￦	161,866	￦	103,148	￦	2,419,773

(In millions of Korean won)
	2012
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		Total
Retail	￦	1,343,172	￦	196,514	￦	77,649	￦	1,617,335
Corporate		316,714		122,350		27,788		466,852

	￦	1,659,886	￦	318,864	￦	105,437	￦	2,084,187

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Impaired loans are as follows:

(In millions of Korean won)
	2013
	Retail		Corporate		Total
Loans	￦	944,275	￦	2,664,212	￦	3,608,487
Allowances		(377,158)		(1,306,282)		(1,683,440)
Individual		—		(1,087,101)		(1,087,101)
Collective		(377,158)		(219,181)		(596,339)

	￦	567,117	￦	1,357,930	￦	1,925,047

(In millions of Korean won)
	2012
	Retail		Corporate		Total
Loans	￦	1,170,352	￦	2,127,768	￦	3,298,120
Allowances		(449,161)		(943,337)		(1,392,498)
Individual		—		(714,182)		(714,182)
Collective		(449,161)		(229,155)		(678,316)

	￦	721,191	￦	1,184,431	￦	1,905,622

A quantification of the extent to which collateral and other credit enhancements mitigate credit risk as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)
	2013
	Impaired Loans				Non-impaired Loans				Total
	Individual		Collective		Past due		Not past due
Guarantee	￦	29,929	￦	172,122	￦	307,587	￦	29,459,512	￦	29,969,150
Deposits and savings		317		17,787		55,902		1,850,313		1,924,319
Property and equipment		8,901		1,758		799		1,110,056		1,121,514
Real estate		331,462		503,322		1,492,675		114,531,350		116,858,809

	￦	370,609	￦	694,989	￦	1,856,963	￦	146,951,231	￦	149,873,792

(In millions of Korean won)
	2012
	Impaired Loans				Non-impaired Loans				Total
	Individual		Collective		Past due		Not past due
Guarantee	￦	18,512	￦	172,687	￦	291,637	￦	24,084,789	￦	24,567,625
Deposits and savings		200		19,867		62,244		2,315,195		2,397,506
Property and equipment		1,776		4,309		655		1,036,838		1,043,578
Real estate		251,713		459,285		1,187,648		108,782,673		110,681,319

	￦	272,201	￦	656,148	￦	1,542,184	￦	136,219,495	￦	138,690,028

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

4.2.5 Credit quality of securities

The financial assets at fair value through profit or loss and financial investments (debt securities) excluding equity securities, that are exposed to credit risk are as follows:

(In millions of Korean won)	2013		2012
Securities that are neither past due nor impaired	￦	34,315,191	￦	35,974,678
Impaired securities		758		838

	￦	34,315,949	￦	35,975,516

The credit quality of securities (debt securities) that are neither past due nor impaired as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)
	2013
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total
Financial assets held for trading	￦	5,759,568	￦	1,113,077		—	￦	—	￦	—	￦	6,872,645
Available-for-sale financial assets		16,134,333		236,359	￦	60,336		—		—		16,431,028
Held-to-maturity financial assets		11,011,518		—		—		—		—		11,011,518

	￦	32,905,419	￦	1,349,436	￦	60,336	￦	—	￦	—	￦	34,315,191

(In millions of Korean won)
	2012
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total
Financial assets held for trading	￦	5,693,619	￦	479,356	￦	—	￦	—	￦	—	￦	6,172,975
Available-for-sale financial assets		18,329,072		446,680		73,657		—		—		18,849,409
Held-to-maturity financial assets		10,952,294		—		—		—		—		10,952,294

	￦	34,974,985	￦	926,036	￦	73,657	￦	—	￦	—	￦	35,974,678

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The credit qualities of securities (debt securities) according to the credit ratings by external rating agencies are as follows:

Credit quality	Domestic			Foreign
	KIS	KAP	NICE	S&P	Fitch-IBCA	Moody’s

Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	BBB-to BBB+	BBB-to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under -	BB- or under	BB- or under	B or under	B or under	B2 or under

Debt securities’ credit qualities denominated in Korean won are based on the lowest credit rating by the three domestic credit rating agencies above, and those denominated in foreign currencies are based on the lowest credit ratings by the three foreign credit rating agencies above.

4.2.6 Credit risk mitigation of derivative financial instruments

A quantification of the extent to which collateral mitigates credit risk of derivative financial instruments as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Deposits and savings, securities and others	￦	271,380	￦	216,906

	￦	271,380	￦	216,906

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

4.2.7 Credit risk concentration analysis

The details of the Group’s loans by country as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)
	2013
	Retail		Corporate		Total		%	Allowances		Carrying amount
Korea	￦	104,332,072	￦	99,282,038	￦	203,614,110	99.08	￦	(2,326,731)	￦	201,287,379
China		227		583,176		583,403	0.28		(16,075)		567,328
Japan		5,708		475,242		480,950	0.23		(44,248)		436,702
U.S.		—		448,868		448,868	0.22		(653)		448,215
Europe		9		98,752		98,761	0.05		(287)		98,474
Others		92,671		195,251		287,922	0.14		(2,265)		285,657

Total	￦	104,430,687	￦	101,083,327	￦	205,514,014	100.00	￦	(2,390,259)	￦	203,123,755

(In millions of Korean won)
	2012
	Retail		Corporate		Total		%	Allowances		Carrying amount
Korea	￦	101,808,151	￦	98,551,863	￦	200,360,014	99.05	￦	(2,850,889)	￦	197,509,125
China		319		429,781		430,100	0.21		(2,371)		427,729
Japan		7,944		885,606		893,550	0.44		(14,272)		879,278
U.S.		—		308,846		308,846	0.15		(477)		308,369
Europe		3		80,454		80,457	0.04		(287)		80,170
Others		63,707		147,836		211,543	0.11		(1,396)		210,147

Total	￦	101,880,124	￦	100,404,386	￦	202,284,510	100.00	￦	(2,869,692)	￦	199,414,818

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The details of the Group’s corporate loans by industry as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)
	2013
	Loans		%	Allowances		Carrying amount
Financial institutions	￦	10,436,196	10.32	￦	(84,912)	￦	10,351,284
Manufacturing		31,112,982	30.78		(605,527)		30,507,455
Service		38,213,720	37.80		(434,041)		37,779,679
Wholesale and retail		13,855,900	13.71		(192,569)		13,663,331
Construction		4,283,211	4.24		(474,580)		3,808,631
Public sector		654,998	0.65		(8,469)		646,529
Others		2,526,320	2.50		(17,875)		2,508,445

	￦	101,083,327	100.00	￦	(1,817,973)	￦	99,265,354

(In millions of Korean won)
	2012
	Loans		%	Allowances		Carrying amount
Financial institutions	￦	7,263,776	7.23	￦	(6,726)	￦	7,257,050
Manufacturing		31,263,164	31.14		(917,568)		30,345,596
Service		38,606,446	38.46		(475,313)		38,131,133
Wholesale and retail		15,105,367	15.04		(228,687)		14,876,680
Construction		4,579,146	4.56		(501,210)		4,077,936
Public sector		520,422	0.52		(7,076)		513,346
Others		3,066,065	3.05		(52,577)		3,013,488

	￦	100,404,386	100.00	￦	(2,189,157)	￦	98,215,229

The details of the Group’s retail loans by type as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Loans		%	Allowances		Carrying amount
Housing purpose	￦	46,422,195	44.45	￦	(77,222)	￦	46,344,973
General purpose		58,008,492	55.55		(495,064)		57,513,428

	￦	104,430,687	100.00	￦	(572,286)	￦	103,858,401

(in millions of Korean won)	2012
	Loans		%	Allowances		Carrying amount
Housing purpose	￦	44,825,736	44.00	￦	(108,491)	￦	44,717,245
General purpose		57,054,388	56.00		(572,044)		56,482,344

	￦	101,880,124	100.00	￦	(680,535)	￦	101,199,589

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The details of the Group’s securities (debt securities) and derivative financial instruments by industry as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Amount		%
Financial assets held for trading
Government and government funded institutions	￦	2,649,342	38.55
Banking and Insurance		3,438,297	50.03
Others		785,006	11.42

		6,872,645	100.00

Derivative financial assets
Government and government funded institutions		18,248	1.06
Banking and Insurance		1,589,627	92.48
Others		111,007	6.46

		1,718,882	100.00

Available-for-sale financial assets
Government and government funded institutions		8,980,993	54.65
Banking and Insurance		6,394,560	38.92
Others		1,056,233	6.43

		16,431,786	100.00

Held-to-maturity financial assets
Government and government funded institutions		9,146,802	83.06
Banking and Insurance		1,137,057	10.33
Others		727,659	6.61

		11,011,518	100.00

	￦	36,034,831

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of Korean won)	2012
	Amount		%
Financial assets held for trading
Government and government funded institutions	￦	1,891,918	30.65
Banking and Insurance		3,590,616	58.17
Others		690,441	11.18

		6,172,975	100.00

Derivative financial assets
Government and government funded institutions		29,236	1.46
Banking and Insurance		1,839,494	92.15
Others		127,511	6.39

		1,996,241	100.00

Available-for-sale financial assets
Government and government funded institutions		8,986,569	47.67
Banking and Insurance		8,258,173	43.81
Others		1,605,505	8.52

		18,850,247	100.00

Held-to-maturity financial assets
Government and government funded institutions		8,696,173	79.40
Banking and Insurance		1,563,979	14.28
Others		692,142	6.32

		10,952,294	100.00

	￦	37,971,757

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The details of the Group’s securities (debt securities) and derivative financial instruments by country, as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Amount		%
Financial assets held for trading
Korea	￦	6,856,355	99.76
India		3,194	0.05
Others		13,096	0.19

		6,872,645	100.00

Derivative financial assets
Korea		526,203	30.61
United States		283,827	16.52
Others		908,852	52.87

		1,718,882	100.00

Available-for-sale financial assets
Korea		16,407,240	99.85
Others		24,546	0.15

		16,431,786	100.00

Held-to-maturity financial assets
Korea		11,011,518	100.00

		11,011,518	100.00

	￦	36,034,831

(In millions of Korean won)	2012
	Amount		%
Financial assets held for trading
Korea	￦	6,172,975	100.00

		6,172,975	100.00

Derivative financial assets
Korea		620,462	31.08
United States		364,486	18.26
Others		1,011,293	50.66

		1,996,241	100.00

Available-for-sale financial assets
Korea		18,849,409	99.99
Others		838	0.01

		18,850,247	100.00

Held-to-maturity financial assets
Korea		10,952,293	99.99
United States		1	0.01

		10,952,294	100.00

	￦	37,971,757

The counterparties to the financial assets under due from financial institutions and financial instruments indexed to the price of gold within financial assets held for trading and derivatives are in the banking and insurance industries and have high credit ratings.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

4.3 Liquidity risk

4.3.1 Overview of liquidity risk

Liquidity risk is the risk of insolvency or loss due to a disparity between the inflow and outflow of funds, unexpected outflow of funds, and obtaining funds at a high price or disposing of securities at an unfavorable price due to lack of available funds. The Group manages its liquidity risk through analysis of the contractual maturity of all financial assets, liabilities and off-balance items such as commitments and financial guarantee contracts. The Group discloses them by maturity groups: On demand, up to one month, between over one month and three months, between over three months and 12 months, between over one year and five years, and over five years.

Cash flows disclosed for the maturity analysis are undiscounted contractual principal and interest to be received (paid) and, thus, differ from the amount in the consolidated financial statements which are based on the present value of expected cash flows in some cases. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through maturity.

4.3.2. Liquidity risk management and indicator

The liquidity risk is managed by ALM (‘Asset Liability Management’) and related guidelines which are applied to the risk management policies and procedures that addresses all the possible risks that arise from the overall business of the Group.

For the purpose of liquidity management, the liquidity ratio and accumulated liquidity gap ratio on all transactions affecting the in and outflows of funds and transactions of off balance items are measured, managed and reported to the Risk Management Council and Risk Management Committee on a regular basis.

The Group regularly reports the liquidity gap ratio, liquidity ratio, maturity gap ratio and the results of the stress testing related to liquidity risk to the Asset-Liability Management Committee (‘ALCO’) which establishes and monitors the liquidity risk management strategy.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

4.3.3. Analysis of remaining contractual maturity of financial assets and liabilities

The remaining contractual maturity of financial assets and liabilities as of December 31, 2013 and 2012, is as follows:

(In millions of Korean won)	2013
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	￦	5,726,599	￦	71,127	￦	114,727	￦	357,637	￦	—	￦	—	￦	6,270,090
Financial assets held for trading[2]		7,069,875		—		—		—		—		—		7,069,875
Derivatives held for trading[2]		1,581,436		—		—		—		—		—		1,581,436
Derivatives held for hedging[3]		—		10,944		1,617		15,533		124,794		123,782		276,670
Loans		—		15,809,702		20,506,220		72,953,127		54,324,507		80,955,869		244,549,425
Available-for-sale financial assets[4]		2,341,974		522,162		1,470,780		4,475,576		10,305,903		1,341,860		20,458,255
Held-to-maturity financial assets		—		252,760		497,434		3,189,761		7,747,310		522,007		12,209,272
Other financial assets		—		3,572,795		2,798		1,334,108		—		—		4,909,701

	￦	16,719,884	￦	20,239,490	￦	22,593,576	￦	82,325,742	￦	72,502,514	￦	82,943,518	￦	297,324,724

Financial liabilities
Financial liabilities held for trading	￦	40,067	￦	—	￦	—	￦	—	￦	—	￦	—	￦	40,067
Derivatives held for trading[2]		1,561,392		—		—		—		—		—		1,561,392
Derivatives held for hedging[3]		—		—		25,411		179,000		8,959		—		213,370
Deposits[5]		74,289,043		14,249,778		28,682,303		76,910,326		8,677,170		2,676,923		205,485,543
Debts		2,615		3,221,888		1,711,330		4,522,295		4,043,146		355,736		13,857,010
Debentures		17,917		605,205		1,594,452		6,652,434		5,987,039		4,596,871		19,453,918
Other financial liabilities		—		6,848,581		837		63,086		3,380		31,619		6,947,503

	￦	75,911,034	￦	24,925,452	￦	32,014,333	￦	88,327,141	￦	18,719,694	￦	7,661,149	￦	247,558,803

Off- balance items
Commitments[6]	￦	59,359,752	￦	—	￦	—	￦	—	￦	—	￦	—	￦	59,359,752
Financial guarantee contracts[7]		3,097,372		—		—		—		—		—		3,097,372

	￦	62,457,124	￦	—	￦	—	￦	—	￦	—	￦	—	￦	62,457,124

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of Korean won)	2012
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	￦	6,028,728	￦	383,115	￦	57,953	￦	120,605	￦	—	￦	—	￦	6,590,401
Financial assets held for trading[2]		6,497,757		—		—		—		—		—		6,497,757
Derivatives held for trading[2]		1,813,174		—		—		—		—		—		1,813,174
Derivatives held for hedging[3]		—		6,645		929		18,600		125,511		163,808		315,493
Loans		—		15,742,834		22,141,373		73,099,157		55,975,345		77,536,683		244,495,392
Available-for-sale financial assets[4]		2,183,946		1,123,713		1,574,064		4,458,118		11,436,436		2,373,972		23,150,249
Held-to-maturity financial assets		—		141,664		352,449		2,318,566		7,768,812		1,766,746		12,348,237
Other financial assets		—		4,738,716		—		1,323,197		—		—		6,061,913

	￦	16,523,605	￦	22,136,687	￦	24,126,768	￦	81,338,243	￦	75,306,104	￦	81,841,209	￦	301,272,616

Financial liabilities
Financial liabilities held for trading	￦	41,979	￦	—	￦	—	￦	—	￦	—	￦	—	￦	41,979
Derivatives held for trading[2]		1,847,483		—		—		—		—		—		1,847,483
Derivatives held for hedging[3]		—		26,041		3		(1,456)		189,613		2,396		216,597
Deposits[5]		67,410,935		16,500,523		29,476,299		79,193,784		8,485,825		1,876,078		202,943,444
Debts		5,978		3,649,073		2,353,462		5,390,307		2,879,125		661,869		14,939,814
Debentures		24,659		833,447		768,370		1,945,964		11,630,132		4,020,185		19,222,757
Other financial liabilities		—		5,467,637		876		65,314		1,427		—		5,535,254

	￦	69,331,034	￦	26,476,721	￦	32,599,010	￦	86,593,913	￦	23,186,122	￦	6,560,528	￦	244,747,328

Off- balance items
Commitments[6]	￦	58,195,304	￦	—	￦	—	￦	—	￦	—	￦	—	￦	58,195,304
Financial guarantee contracts[7]		1,509,269		—		—		—		—		—		1,509,269

	￦	59,704,573	￦	—	￦	—	￦	—	￦	—	￦	—	￦	59,704,573

[1]	The amounts of ￦7,471,062 million and ￦3,442,507 million, which are restricted amount due from the financial institutions as of December 31, 2013 and 2012, respectively, are excluded.
[2]	Financial instruments held for trading, and derivatives held for trading are not managed by contractual maturity because they are held for trading or redemption before maturity. Therefore, the carrying amounts are classified as the ‘On demand’ category.
[3]	Cash flows of derivative instruments held for fair value hedging are shown at net amounts of cash inflows and outflows by remaining contractual maturity.
[4]	Equity investments in financial assets classified as available-for-sale are generally included in the ‘On demand’ category as most are available for sale at anytime. However, in the case of equity investments which are restricted for sale, these are classified in the maturity section to which the end of the restriction period applies.
[5]	Deposits that are contractually repayable on demand or on short notice are classified under the ‘On demand’ category.
[6]	Unused lines of credit within commitments are included under the ‘On demand’ category as payments can be required upon request.
[7]	Financial guarantee contracts are included under the ‘On demand’ category as payments can be required upon request.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

4.4 Market risk

4.4.1 Overview of market risk

Definition of market risk

Market risk is the risk of possible losses which arise from changes in market factors, such as interest rate, stock price, foreign exchange rate and other market factors that affect the fair value or future cash flows of financial instruments, such as securities and derivatives amongst others. The most significant risks associated with trading positions are interest rate risks, and other risks include stock price risks and currency risks. In addition, the Group is exposed to interest rate risks associated with non-trading positions. The Group classifies exposures to market risk into either trading or non-trading positions.

Market risk management group

The Group sets economic capital limits for market risk and interest rate risk and monitors the risks to manage the risk of trading and non-trading positions. The Group maintains risk management systems and procedures, such as trading policies and procedures, market risk management guidelines for trading positions and ALM risk management guidelines for non-trading positions in order to manage market risk efficiently. The procedures mentioned are implemented with approval from the Risk Management Committee and Risk Management Council.

The Group establishes market risk management policy, sets position limits, loss limits and VaR limits of each business group and approves newly developed derivative instruments through its Risk Management Council. The Risk Management Council has delegated the responsibility for market risk management of individual business departments to the Market Risk Management Committee which is chaired by the Chief Risk Officer (CRO). The Market Risk Management Committee sets position limits, loss limits, VaR limits, sensitivity limits and scenario loss limits for each division, at the level of each individual business department.

The ALCO determines operational standards of interest and commission, revises the Asset Liability Management (ALM) risk management guidelines, interest rate and commission guidelines and monitors the establishment and enforcement of ALM risk management policies. The interest rate risk limit is set based on future assets/liabilities position and interest rate volatility estimation reflects the annual work plan. The Financial Planning Department and Risk Management Department measures and monitors the interest risk status and limits on a regular basis. The status and limits of interest rate risks, such as interest rate gap, duration gap and sensitivity, are reported to the ALCO on a monthly basis and to the Risk Management Council on a quarterly basis. The responsibility for ALM control is delegated to the Risk Management Department to ensure adequacy of interest rate and liquidity risk management. The Risk Management Department monitors and reviews risk management procedures and tasks conducted by the Financial Planning Department, and reports related information to management independently.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

4.4.2 Trading Position

Definition of a trading position

Trading positions subject to market risk management are defined under the Trading Policy and Guideline, and the basic requirements are as follows:

•	The trading position is not restricted for sale, is measured daily at fair value, and its significant inherent risks are able to be hedged in the market.

•	The criteria for classification as a trading position are clearly defined in the Trading Policy and guideline, and separately managed by the trading department.

•	The trading position is operated in accordance with the documented trading strategy and managed through position limits.

•	The operating department or professional dealers have an authority to enforce a deal on the trading position within predetermined limits without pre-approval.

•	The trading position is reported periodically to management for the purpose of the Group’s risk management.

Observation method on market risk arising from trading positions

The Group calculates VaR to measure the market risk by using market risk management systems on the entire trading portfolio. Generally, the Group manages market risk on the trading portfolio. In addition, the Group controls and manages the risk of derivative trading based on the regulations and guidelines formulated by the Financial Supervisory Service.

Value at Risk (VaR)

i. Value at Risk (VaR)

The Group uses the value-at-risk methodology to measure the market risk of trading positions. There have been changes in market risk measurement techniques during the year ended December 31, 2012, and the detailed descriptions are below.

Previous method : The Group used a daily VaR, which is a statistically estimated maximum amount of loss that could occur in one day under normal distribution of financial variables. The Group calculated VaR using the equal-weighted average method based on historical changes in market rates, prices and volatilities over the previous 550 business days and measured VaR at a 99% single tail confidence level.

Current method : The Group now uses the 10-day VaR, which estimates the maximum amount of loss that could occur in ten days under an historical simulation model which is considered to be a full valuation method. The distributions of portfolio’s value changes are estimated based on the data over the previous 250 business days, and ten-day VaR is calculated by subtracting net present market value from the value measured at a 99% confident level of portfolio’s value distribution results.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

These changes in market risk measurement technique are intended to reflect the volatilities of the market more accurately. The current method immediately reflects the scenario of a day when the financial market shows dramatic moves, and the market risk of financial instruments with complex risk attributes can be measured more appropriately than under the previous methodology.

VaR is a commonly used market risk measurement technique. However, the method has some shortcomings. VaR estimates possible losses over a certain period at a particular confidence level using past market movement data. Past market movements are, however, not necessarily a good indicator of future events, as there may be conditions and circumstances in the future that the model does not anticipate. As a result, the timing and magnitude of the actual losses may vary depending on the assumptions made at the time of the calculation. In addition, the time periods used for the model, generally one or ten days, are assumed to be a sufficient holding period before liquidating the relevant underlying positions. If these holding periods are not sufficient, or too long, the VaR results may understate or overstate the potential loss.

The Group uses an internal model (VaR) to measure general risk, and a standard method to measure each individual risk. Also, general and individual risks in some positions included in the consolidated financial statements in adoption of K-IFRS, are measured using a standard method. Therefore, the market risk VaR may not reflect the market risk of each individual risk and some specific positions.

ii. Back Testing

Back testing is conducted on a daily basis to validate the adequacy of the market risk model. In back testing, the Group compares both the actual and hypothetical profit and loss with the VaR calculations.

iii. Stress Testing

Stress testing is carried out to analyze the impact of abnormal market situations on the trading and available-for-sale portfolio. It reflects changes in interest rates, stock prices, foreign exchange rates, implied volatilities of derivatives and other risk factors that have significant influence on the value of the portfolio. The Group mainly uses an historical scenario tool and also uses a hypothetical scenario tool for the analysis of abnormal market situations. Stress testing is performed at least once every quarter.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

VaR at a 99% confidence level of interest rate, stock price and foreign exchange rate risk for trading positions with a ten-day holding period by a subsidiary as of December 31, 2013 and 2012, are as follows:

	2013
(In millions of Korean won)	Average		Minimum		Maximum		Ending

Interest rate risk	￦	16,270	￦	7,428	￦	24,979	￦	16,967
Stock price risk		3,480		932		7,114		1,049
Foreign exchange rate risk		9,264		5,287		13,589		5,287
Deduction of diversification effect								(6,928)

Total VaR	￦	17,316	￦	10,868	￦	22,249	￦	16,375

	2012
(In millions of Korean won)	Average[1]		Minimum[1]		Maximum[1]		Ending

Interest rate risk	￦	20,173	￦	8,379	￦	29,329	￦	8,379
Stock price risk		4,215		467		8,745		4,865
Foreign exchange rate risk		26,565		9,590		39,185		11,201
Deduction of diversification effect								(12,710)

Total VaR	￦	20,685	￦	10,637	￦	28,717	￦	11,735

[1]	Measurement technique was changed during the year ended December 31, 2012, and the average, minimum and maximum amounts are based on the data from the beginning of May to the end of the year.

Meanwhile, the required equity capital using the standardized method related to the positions which are not measured by VaR as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Interest rate risk	￦	921	￦	1,673
Stock price risk		2		4,567
Foreign exchange rate risk		9,214		9,081

	￦	10,137	￦	15,321

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Details of risk factors

i. Interest rate risk

Trading position interest rate risk usually arises from debt securities denominated in Korean won. The Group’s trading strategy is to benefit from short-term movements in the prices of debt securities arising from changes in interest rates. The Group manages interest rate risk on trading positions using market value-based tools such as VaR and sensitivity analysis (Price Value of a Basis Point: PVBP).

ii. Stock price risk

Stock price risk only arises from trading securities denominated in Korean won as the Group does not have any trading exposure to shares denominated in foreign currencies. The trading securities portfolio in Korean won are composed of exchange-traded stocks and derivative instruments linked to stock with strict limits on diversification.

iii. Foreign exchange rate risk

Foreign exchange rate risk arises from holding assets and liabilities denominated in foreign currency. Net foreign currency exposure mostly occurs from the foreign assets and liabilities which are denominated in US dollars and Kazakhstan Tenge, and the remainder in Japanese Yen or Euro. The Group sets both loss limits and net foreign currency exposure limits and manages comprehensive net foreign exchange exposures which consider both trading and non-trading portfolios.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

4.4.3 Non-trading position

Definition of non-trading position

The most critical market risk that arises in non-trading portfolios is interest rate risk. Interest rate risk occurs due to mismatches on maturities and interest rate change periods between interest sensitive assets and liabilities. The Group measures interest rate risk arising from assets and liabilities denominated in Korean won and foreign currencies including derivative financial instruments held for hedging. Most interest-bearing assets and interest-bearing liabilities are denominated in Korean won. Most foreign currency assets and liabilities are denominated in US Dollars and the remainder in Japanese Yen or Euro.

Observation method on market risk arising from non-trading position

The main objective of interest rate risk management is to generate stable net interest income and to protect asset values against interest rate fluctuations. The Group manages the risk through interest rate gap analysis on interest rate maturities between interest-bearing assets and interest-bearing liabilities and measuring interest rate VaR.

Disclosure of results from each observation method

i. Interest rate gap analysis

Interest rate gap analysis is based on the interest rates repricing dates for interest-bearing assets and interest-bearing liabilities. It measures expected changes in net interest income by calculating the difference in the amounts of interest-bearing assets and interest-bearing liabilities in each maturity bucket. The Group conducts interest gap analysis on assets denominated in Korean won and foreign currencies on a monthly basis. However, where there is no contractual maturity for a particular instrument, then a maturity date is set according to internal liquidity risk management guidelines, determined by ALM.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The results of the interest rate gap analysis as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)
	2013
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total

Interest-bearing assets in Korean won
Loans	￦	72,001,554	￦	53,136,309	￦	41,279,196	￦	8,007,075	￦	10,032,240	￦	184,456,374
Securities		3,148,736		1,415,750		5,476,813		13,295,939		4,226,456		27,563,694
Others		8,785,149		37,387		76,853		305,322		38,543		9,243,254

	￦	83,935,439	￦	54,589,446	￦	46,832,862	￦	21,608,336	￦	14,297,239	￦	221,263,322

Interest-bearing liabilities in Korean won
Deposits	￦	78,495,667	￦	35,611,776	￦	49,147,277	￦	18,658,789	￦	14,277,083	￦	196,190,592
Debts		4,660,240		—		—		—		30,000		4,690,240
Others		8,350,016		2,354,810		1,500,677		2,290,000		3,937,784		18,433,287

	￦	91,505,923	￦	37,966,586	￦	50,647,954	￦	20,948,789	￦	18,244,867	￦	219,314,119

Gap	￦	(7,570,484)	￦	16,622,860	￦	(3,815,092)	￦	659,547	￦	(3,947,628)	￦	1,949,203

Accumulated gap		(7,570,484)		9,052,376		5,237,284		5,896,831		1,949,203

Percentage (%)		(3.42)		4.09		2.37		2.67		0.88

Interest-bearing assets in foreign currencies
Loans	￦	9,340,182	￦	1,652,576	￦	540,205	￦	170,500	￦	7,964	￦	11,711,427
Securities		223,361		26,143		32,469		226,214		249,455		757,642
Others		549,362		210,005		34,825		—		—		794,192

	￦	10,112,905	￦	1,888,724	￦	607,499	￦	396,714	￦	257,419	￦	13,263,261

Interest-bearing liabilities in foreign currencies
Deposits	￦	2,403,901	￦	1,519,366	￦	786,493	￦	128,579	￦	45,210	￦	4,883,549
Debts		4,285,418		850,920		613,773		24,707		79,147		5,853,965
Others		2,811,246		261,107		126,888		72,014		—		3,271,255

	￦	9,500,565	￦	2,631,393	￦	1,527,154	￦	225,300	￦	124,357	￦	14,008,769

Gap	￦	612,340	￦	(742,669)	￦	(919,655)	￦	171,414	￦	133,062	￦	(745,508)

Accumulated gap		612,340		(130,329)		(1,049,984)		(878,570)		(745,508)

Percentage (%)		4.62		(0.98)		(7.92)		(6.62)		(5.62)

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

	2012
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total

Interest-bearing assets in Korean won
Loans[1]	￦	80,232,485	￦	49,023,068	￦	32,552,987	￦	8,699,574	￦	11,016,482	￦	181,524,596
Securities		3,876,588		1,624,641		4,358,786		14,442,714		5,504,045		29,806,774
Others[1]		7,923,027		134,335		81,800		293,567		15,000		8,447,729

	￦	92,032,100	￦	50,782,044	￦	36,993,573	￦	23,435,855	￦	16,535,527	￦	219,779,099

Interest-bearing liabilities in Korean won
Deposits	￦	79,938,250	￦	35,257,123	￦	48,976,594	￦	16,660,339	￦	12,103,402	￦	192,935,708
Debts		4,430,583		—		—		—		—		4,430,583
Others		8,006,574		103,593		710,348		5,524,398		3,857,784		18,202,697

	￦	92,375,407	￦	35,360,716	￦	49,686,942	￦	22,184,737	￦	15,961,186	￦	215,568,988

Gap	￦	(343,307)	￦	15,421,328	￦	(12,693,369)	￦	1,251,118	￦	574,341	￦	4,210,111

Accumulated gap		(343,307)		15,078,021		2,384,652		3,635,770		4,210,111

Percentage (%)		(0.16)		6.86		1.09		1.65		1.92

Interest-bearing assets in foreign currencies
Loans[2]	￦	9,124,538	￦	2,018,254	￦	709,376	￦	427,121	￦	8,852	￦	12,288,141
Securities		276,157		62,978		—		214,160		112,848		666,143
Others[2]		704,395		9,319		9,426		—		—		723,140

	￦	10,105,090	￦	2,090,551	￦	718,802	￦	641,281	￦	121,700	￦	13,677,424

Interest-bearing liabilities in foreign currencies
Deposits	￦	1,676,038	￦	2,042,368	￦	1,045,896	￦	126,578	￦	—	￦	4,890,880
Debts		4,794,840		1,228,792		588,842		47,806		117,821		6,778,101
Others		1,747,492		262,196		329,340		339,263		—		2,678,291

	￦	8,218,370	￦	3,533,356	￦	1,964,078	￦	513,647	￦	117,821	￦	14,347,272

Gap	￦	1,886,720	￦	(1,442,805)	￦	(1,245,276)	￦	127,634	￦	3,879	￦	(669,848)

Accumulated gap		1,886,720		443,915		(801,361)		(673,727)		(669,848)

Percentage (%)		13.79		3.25		(5.86)		(4.93)		(4.90)

[1]	Reclassified ￦63,771 million from “Other” to “Loans”.
[2]	Reclassified ￦6,095,814 million from “Other” to “Loans”.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

ii. Interest Rate VaR

Interest rate VaR is the maximum possible loss due to interest rate risk under a normal distribution at a 99.94% confidence level. The measurement results of risk as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Interest Rate VaR	￦	203,503	￦	177,418

4.4.4 Financial assets and liabilities in foreign currencies

Financial assets and liabilities in foreign currencies as of December 31, 2013 and 2012, are as follows:

	2013
(In millions of Korean won)	USD		JPY		EUR		GBP		CNY		Others		Total
Financial assets
Cash and due from financial institutions	￦	1,321,708	￦	119,494	￦	87,765	￦	5,460	￦	130,221	￦	85,910	￦	1,750,558
Financial assets held for trading		16,290		—		—		—		—		—		16,290
Derivatives held for trading		94,324		—		946		—		—		—		95,270
Derivatives held for hedging		16,094		—		—		—		—		—		16,094
Loans		10,061,930		1,235,187		381,414		51,677		456		190,828		11,921,492
Available-for-sale financial assets		773,501		10,052		—		—		—		1,504		785,057
Other financial assets		509,268		314,632		76,016		1,222		—		91,250		992,388

	￦	12,793,115	￦	1,679,365	￦	546,141	￦	58,359	￦	130,677	￦	369,492	￦	15,577,149

Financial liabilities
Derivatives held for trading	￦	127,213	￦	—	￦	1,333	￦	—	￦	—	￦	—	￦	128,546
Deposits		3,914,992		511,583		150,714		15,789		10,905		279,566		4,883,549
Debts		5,830,466		574,307		318,748		4,382		100,464		174,898		7,003,265
Debentures		2,402,032		236,020		193,062		—		—		148,687		2,979,801
Other financial liabilities		1,474,842		59,820		150,815		51,568		913		42,242		1,780,200

	￦	13,749,545	￦	1,381,730	￦	814,672	￦	71,739	￦	112,282	￦	645,393	￦	16,775,361

Off- balance sheet items	￦	16,548,855	￦	3,486	￦	4,879	￦	4,787	￦	9,958	￦	60,221	￦	16,632,186

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

	2012
(In millions of Korean won)	USD		JPY		EUR		GBP		CNY		Others		Total
Financial assets
Cash and due from financial institutions	￦	860,580	￦	161,626	￦	89,429	￦	13,210	￦	20,625	￦	80,808	￦	1,226,278
Derivatives held for trading		105,152		151		1,267		—		—		—		106,570
Derivatives held for hedging		21,794		—		—		—		—		—		21,794
Loans		9,185,177		2,185,242		528,812		139,134		883		169,483		12,208,731
Available-for-sale financial assets		628,668		21,313		17,315		—		—		1,504		668,800
Held-to-maturity financial assets		1		—		—		—		—		—		1
Other financial assets		524,816		51,020		100,883		1,388		—		109,451		787,558

	￦	11,326,188	￦	2,419,352	￦	737,706	￦	153,732	￦	21,508	￦	361,246	￦	15,019,732

Financial liabilities
Derivatives held for trading	￦	180,315	￦	177	￦	1,753	￦	—	￦	—	￦	—	￦	182,245
Deposits		3,763,207		610,226		210,838		16,912		2,793		288,219		4,892,195
Debts		5,033,696		1,765,338		513,294		32,745		48		189,897		7,535,018
Debentures		1,686,995		550,037		249,668		—		—		355,382		2,842,082
Other financial liabilities		1,187,733		59,927		26,234		109,670		39		30,135		1,413,738

	￦	11,851,946	￦	2,985,705	￦	1,001,787	￦	159,327	￦	2,880	￦	863,633	￦	16,865,278

Off- balance items	￦	15,778,684	￦	4,537	￦	5,566	￦	4,760	￦	—	￦	7,980	￦	15,801,527

4.5 Operational Risk

4.5.1 Concept

The Group defines operational risk broadly to include all financial and non-financial risks that may arise from operating activities and could cause a negative effect on capital.

4.5.2 Risk management

The purpose of operational risk management is not only to comply with supervisory and regulatory requirements but also to promote a risk management culture, strengthen internal controls, innovate processes and provide timely feedback to management and employees. In addition, the Group established Business Continuity Plans (BCP) to ensure critical business functions can be maintained, or restored, in the event of material disruptions arising from internal or external events. It has constructed replacement facilities as well as has carried out exercise drills for head office and IT departments to test its BCPs.

4.6 Capital Adequacy

The Group complies with the capital adequacy standard established by the Financial Services Commission. The capital adequacy standard is based on Basel III published by Basel Committee on Banking Supervision in Bank of International Settlements in June 2011, and was implemented in Korea in December 2013. The Group is required to maintain a minimum Common Equity Tier 1 ratio of at least 3.5%, a minimum Tier 1 ratio of 4.5% and a minimum Total Regulatory Capital of 8.0% in December 2013.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The Group’s equity capital is classified into three categories in accordance with Detailed Supervisory Regulations on Banking Business:

•	Common Equity Tier 1 Capital: Common equity Tier 1 Capital represents the issued capital that takes the first and proportionately greatest share of any losses and represents the most subordinated claim in liquidation of the Group, and not repaid outside of liquidation. It includes common shares issued, capital surplus, retained earnings, non-controlling interests of consolidated subsidiaries, accumulated other comprehensive income, other capital surplus and others.

•	Additional Tier 1 Capital: Additional Tier 1 Capital includes (i) perpetual instruments issued by the Group that meet the criteria for inclusion in Additional Tier 1 capital, and (ii) stock surplus resulting from the issue of instruments included in Additional Tier 1 capital and others.

•	Tier 2 Capital: Tier 2 Capital represents the capital that takes the proportionate share of losses in the liquidation of the Group. Tier 2 Capital includes a fund raised by issuing subordinated debentures maturing in not less than 5 years that meet the criteria for inclusion in Tier 2 capital, and the allowance for loan losses which are accumulated for assets classified as normal or precautionary as a result of classification of asset soundness in accordance with Detailed Supervisory Regulations on Banking Business and others.

Risk-weighted asset means the assets weighted according to the inherent risks in the total assets and the possible losses resulting from the errors of internal process and external events which the Group should cover. The Group calculates risk-weighted asset by each risk (credit risk, market risk, and operational risk) based on Detailed Supervisory Regulations on Banking Business and uses it for its capital ratio calculation.

In addition to the capital ratio, the Group assesses its adequacy of capital by using the internal assessment and management policy of the capital adequacy. The assessment of the capital adequacy is conducted by comparing available capital (actual amount of available capital) and economic capital (amount of capital enough to cover all significant risks under target credit rate set by the Group). The Group monitors the soundness of finance and provides risk adjusted basis for performance review using the assessment of the capital adequacy. The economic capital is calculated by adding the stress testing results and other required items to the total economic capitals which are calculated for each risk.

The Risk Management Council of the Group determines the Group’s risk appetite and allocates economic capital by risk type and business group. Each business group efficiently operates its capital within range of granted economic capital. The Risk Management Department of the Group monitors a management of the limit on economic capital and reports the results to management and the Risk Management Council. The Group maintains the adequacy of capital through proactive review and approval of the Risk Management Committee when the economic capital is expected to exceed the limits due to new business or business expansion. The Group and its subsidiaries complied with external capital adequacy requirements as of December 31, 2013 and 2012.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The details of the Group’s capital adequacy calculation in line with Basel III requirements as of December 31, 2013, is as follows:

(In millions of Korean won)	2013
Equity capital	￦	22,624,072
Tier I Capital		18,501,833
Common Equity Tier 1 Capital		18,501,833
Additional Tier 1 Capital		—
Tier II Capital		4,122,239
Risk-weighted assets:		146,742,788
Credit risk[1]		131,830,537
Market risk[2]		4,011,905
Operational risk[3]		10,900,346
Equity Capital (%):		15.42
Tier I Capital (%)		12.61
Common Equity Tier 1 Capital (%)		12.61

The details of the Bank’s capital adequacy calculation in line with Basel II requirements as of December 31, 2012, is as follows:

(In millions of Korean won)	2012
Equity Capital:	￦	21,391,388
Tier I Capital		16,140,538
Tier II Capital		5,250,850
Risk-weighted assets:		148,544,243
Credit risk[1]		134,083,736
Market risk[2]		4,693,652
Operational risk[3]		9,766,855
Equity Capital (%):		14.40
Tier I Capital (%)		10.87
Tier II Capital (%)		3.53

[1]	Credit risk-weighted assets are measured using the Internal Rating-Based Approach and Standardized Approach.
[2]	Market risk-weighted assets are measured using the Internal Model-Based Approach and Standardized Approach.
[3]	Operational risk-weighted assets are measured using the Advanced Measurement Approach.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Group is organized into Corporate Banking, Retail Banking and Other Activities. These business divisions are based on the nature of the products and services provided, the type or class of customer, and the Group’s management organization.

•	Corporate banking : The activities within this segment include providing credit, deposit products and other related financial services to large, small-and medium-sized enterprises and SOHOs.

•	Retail banking : The activities within this segment include providing credit, deposit products and other related financial services to individuals and households.

•	Other activities : The activities within this segment include trading activities in securities and derivatives, funding and other supporting activities.

Financial information by business segment for the year ended December 31, 2013, is as follows:

(millions of Korean won)	2013
	Corporate Banking		Retail Banking		Others		Intra-group Adjustment		Total
Operating revenues from external customers	￦	1,690,127	￦	2,453,683	￦	1,756,289	￦	—	￦	5,900,099
Segment operating revenues(expenses)		46,588		(91,800)		85,759		(40,547)		—

		1,736,715		2,361,883		1,842,048		(40,547)		5,900,099
Net interest income		2,550,728		2,012,661		505,926		90,925		5,160,240
Interest income		4,390,623		4,785,526		1,428,056		(8,825)		10,595,380
Interest expense		(1,839,895)		(2,772,865)		(922,130)		99,750		(5,435,140)
Net fee and commission income		240,698		612,165		268,051		(16,170)		1,104,744
Fee and commission income		282,403		674,250		344,540		(19,543)		1,281,650
Fee and commission expense		(41,705)		(62,085)		(76,489)		3,373		(176,906)
Net gains(losses) on financial assets/ liabilities at fair value through profit or loss		184		(1,804)		691,698		423		690,501
Net other operating income(expenses)		(1,054,895)		(261,139)		376,373		(115,725)		(1,055,386)
General and administrative expenses		(821,503)		(1,739,768)		(835,545)		28		(3,396,788)
Operating profit before provision for credit losses		915,212		622,115		1,006,503		(40,519)		2,503,311
Provision(reversal) for credit losses		(706,464)		(358,150)		(4,241)		3,666		(1,065,189)
Operating profit		208,748		263,965		1,002,262		(36,853)		1,438,122
Share of profit of associates		—		—		(202,880)		—		(202,880)
Net other non-operating income(expense)		1,662		—		(8,978)		(16,315)		(23,631)
Segment profit before income tax expense		210,410		263,965		790,404		(53,168)		1,211,611
Income tax expenses		(53,195)		(86,283)		(268,391)		15,977		(391,892)
Profit for the period		157,215		177,682		522,013		(37,191)		819,719
Profit attributable to Shareholders of the parent entity		157,215		177,682		522,013		(37,275)		819,635
Profit attributable to Non-controlling interests		—		—		—		84		84
Total assets[1]		92,498,513		103,202,391		75,413,072		(5,855,034)		265,258,942
Total liabilities[1]		81,008,201		122,206,712		44,680,475		(3,253,760)		244,641,628

[1]	Amount before intra-group transaction adjustment.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Financial information by business segment for the year ended December 31, 2012, is as follows:

(millions of Korean won)	2012
	Corporate Banking		Retail Banking		Others		Intra-group Adjustment		Total[1]
Operating revenues from external customers	￦	1,947,436	￦	3,041,135	￦	1,534,651	￦	—	￦	6,523,222
Segment operating revenues(expenses)		7,317		(70,422)		50,791		12,314		—

		1,954,753		2,970,713		1,585,442		12,314		6,523,222
Net interest income		2,593,646		2,524,163		594,175		67,491		5,779,475
Interest income		5,190,403		5,681,723		1,633,104		(10,186)		12,495,044
Interest expense		(2,596,757)		(3,157,560)		(1,038,929)		77,677		(6,715,569)
Net fee and commission income		232,981		696,311		347,555		(23,435)		1,253,412
Fee and commission income		274,794		760,802		429,046		(27,154)		1,437,488
Fee and commission expense		(41,813)		(64,491)		(81,491)		3,719		(184,076)
Net gains(losses) on financial assets/ liabilities at fair value through profit or loss		(501)		(15,102)		800,168		(44,065)		740,500
Net other operating expenses		(871,373)		(234,659)		(156,456)		12,323		(1,250,165)
General and administrative expenses		(792,533)		(1,672,741)		(811,876)		162		(3,276,988)
Operating profit before provision for credit losses		1,162,220		1,297,972		773,566		12,476		3,246,234
Provision(reversal) for credit losses		(852,964)		(392,354)		(50,487)		1,775		(1,294,030)
Operating profit		309,256		905,618		723,079		14,251		1,952,204
Share of profit of associates		—		—		(84,620)		78,908		(5,712)
Net other non-operating income(expense)		5,522		—		(61,584)		(7,953)		(64,015)
Segment profit before income tax expense		314,778		905,618		576,875		85,206		1,882,477
Income tax expenses		(76,854)		(219,173)		(133,695)		(12,632)		(442,354)
Profit for the period		237,924		686,445		443,180		72,574		1,440,123
Profit attributable to Shareholders of the parent entity		237,924		686,445		443,180		72,205		1,439,754
Profit attributable to Non-controlling interests		—		—		—		369		369
Total assets[2]		93,143,686		100,591,642		72,591,759		(5,280,234)		261,046,853
Total liabilities[2]		84,489,904		115,521,270		43,927,707		(2,909,586)		241,029,295

[1]	Operating revenues by business segment for the year ended December 31, 2012, were restated due to a retrospective application of the K-IFRS.
[2]	Amount before intra-group transaction adjustment.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

5.2 Services and Geographical Segments

5.2.1 Services information

Operating revenues from external customers by services for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012

Corporate banking service	￦	1,690,127	￦	1,947,436
Retail banking service		2,453,683		3,041,135
Other service		1,756,289		1,534,651

	￦	5,900,099	￦	6,523,222

5.2.2 Geographical information

Operating revenues from external customers for the years ended December 31, 2013 and 2012, and major non-current assets as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013				2012
	Revenues from external customers		Major non-current assets		Revenues from external customers		Major non-current assets

Domestic	￦	5,845,877	￦	3,314,338	￦	6,424,297	￦	3,278,509
United States		12,730		21		11,438		35
New Zealand		8,581		20		8,268		35
China		32,190		10,488		30,800		11,349
Japan		(17,182)		1,722		30,810		2,653
Argentina		6		—		10		—
Vietnam		3,268		316		1,172		429
Cambodia		5,741		898		4,151		546
England		8,888		9		12,276		16
Intra-group adjustment		—		1,202		—		1,202

	￦	5,900,099	￦	3,329,014	￦	6,523,222	￦	3,294,774

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

6. Financial Assets and Financial Liabilities

6.1 Classification and Fair Value

Carrying amount and fair values of financial assets and liabilities as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013				2012
	Carrying amount		Fair value		Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	￦	13,730,250	￦	13,730,720	￦	10,028,910	￦	10,028,973
Financial assets held for trading		7,069,875		7,069,875		6,497,757		6,497,757
Debt securities		6,872,645		6,872,645		6,172,975		6,172,975
Equity securities		156,978		156,978		284,943		284,943
Others		40,252		40,252		39,839		39,839
Derivatives held for trading		1,581,436		1,581,436		1,813,174		1,813,174
Derivatives held for hedging		137,446		137,446		183,067		183,067
Loans		203,123,755		203,279,962		199,414,818		200,316,638
Available-for-sale financial assets		19,075,086		19,075,086		21,237,801		21,237,801
Debt securities		16,431,786		16,431,786		18,850,247		18,850,247
Equity securities		2,643,050		2,643,050		2,387,304		2,387,304
Others		250		250		250		250
Held-to-maturity financial assets		11,011,518		11,337,813		10,952,294		11,460,399
Other financial assets		5,162,649		5,162,649		6,403,102		6,403,102

	￦	260,892,015	￦	261,374,987	￦	256,530,923	￦	257,940,911

Financial liabilities
Financial liabilities held for trading	￦	40,067	￦	40,067	￦	41,979	￦	41,979
Derivatives held for trading		1,561,392		1,561,392		1,847,483		1,847,483
Derivatives held for hedging		204,642		204,642		193,230		193,230
Deposits		200,967,688		201,212,062		197,232,967		197,666,159
Debts		13,569,923		13,568,598		14,631,518		14,655,519
Debentures		16,212,758		17,368,030		15,949,496		17,307,909
Other financial liabilities		10,865,130		10,865,162		9,780,194		9,780,289

	￦	243,421,600	￦	244,819,953	￦	239,676,867	￦	241,492,568

Fair value is the amount for which an asset could be exchanged, or a liability could be settled, between knowledgeable, willing parties in an arm’s length transaction. For each class of financial assets and financial liabilities, the Group discloses the fair value of that class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Methods of determining fair value for financial instruments are as follows:

Cash and due from financial institutions	The carrying amounts of cash and demand due from financial institutions and payment due from financial institutions are reasonable approximation of fair values. These financial instruments do not have a fixed maturity and are receivable on demand. Fair value of ordinary due from financial institutions is measured using a DCF model.

Investment securities	The fair value of financial instruments that are quoted in active markets is determined using the quoted prices. Fair value is determined through the use of independent third-party pricing services where quoted prices are not available. Pricing services use one or more of the following valuation techniques including Discounted Cash Flow (DCF) Model, Imputed Market Value Model, Free Cash Flow to Equity Model, Comparable Company Analysis, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Loans	DCF Model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at appropriate discount rate.

Derivatives	For exchange traded derivatives, quoted price in an active market is used to determine fair value and for OTC derivatives, fair value is determined using valuation techniques. The Group uses internally developed valuation models that are widely used by market participants to determine fair values of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method and the Monte Carlo Simulation or independent third-party valuation service.

Deposits	Carrying amount of demand deposits is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using a DCF model. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Debts	Carrying amount of overdraft in foreign currency is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other debts is determined using a DCF model discounting contractual future cash flows at an appropriate discount rate.

Debentures	Fair value is determined by using the valuations of independent third-party pricing services, which are calculated using market inputs.

Other financial assets and other financial liabilities	The carrying amounts are reasonable approximation of fair values. These financial instruments are temporary accounts used for other various transactions and their maturities are relatively short or not defined. However, fair value of finance lease liabilities is measured using a DCF model.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Fair value hierarchy

The Group believes that valuation methods used for measuring the fair values of financial instruments are reasonable and that the fair values recognized in the statements of financial position are appropriate. However, the fair values of the financial instruments recognized in the statements of financial position may be different if other valuation methods or assumptions are used. Additionally, as there is a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Group classifies and discloses fair value of the financial instruments into the following three-level hierarchy:

Level 1: The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: The fair values are based on unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety shall be determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position

The fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position as of December 31, 2013 and 2012, are as follows:

	2013
(In millions of Korean won)	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets held for trading
Debt securities	￦	2,827,007	￦	4,045,638	￦	—	￦	6,872,645
Equity securities		120,196		36,782		—		156,978
Others		40,252		—		—		40,252

		2,987,455		4,082,420		—		7,069,875

Derivatives held for trading		241		1,561,326		19,869		1,581,436

Derivatives held for hedging		—		136,994		452		137,446

Available-for-sale financial assets
Debt securities		9,582,063		6,849,723		—		16,431,786
Equity securities[1]		1,080,684		699		1,561,667		2,643,050
Others		—		250		—		250

		10,662,747		6,850,672		1,561,667		19,075,086

	￦	13,650,443	￦	12,631,412	￦	1,581,988	￦	27,863,843

Financial liabilities
Financial liabilities held for trading	￦	40,067	￦	—	￦	—	￦	40,067
Derivatives held for trading		—		1,536,869		24,523		1,561,392
Derivatives held for hedging		—		195,800		8,842		204,642

	￦	40,067	￦	1,732,669	￦	33,365	￦	1,806,101

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

	2012
(In millions of Korean won)	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets held for trading
Debt securities	￦	2,254,143	￦	3,918,832	￦	—	￦	6,172,975
Equity securities		218,205		66,738		—		284,943
Others		39,839		—		—		39,839

		2,512,187		3,985,570		—		6,497,757

Derivatives held for trading		—		1,786,325		26,849		1,813,174

Derivatives held for hedging		—		180,302		2,765		183,067

Available-for-sale financial assets
Debt securities		10,021,815		8,828,432		—		18,850,247
Equity securities[1]		897,845		1,357		1,488,102		2,387,304
Others		—		250		—		250

		10,919,660		8,830,039		1,488,102		21,237,801

	￦	13,431,847	￦	14,782,236	￦	1,517,716	￦	29,731,799

Financial liabilities
Financial liabilities held for trading	￦	41,979	￦	—	￦	—	￦	41,979
Derivatives held for trading		692		1,801,201		45,590		1,847,483
Derivatives held for hedging		—		183,930		9,300		193,230

	￦	42,671	￦	1,985,131	￦	54,890	￦	2,082,692

[1]	The amounts of equity securities carried at cost in “Level 3” which do not have a quoted market price in an active market and cannot be measured reliably at fair value are ￦30,531 million and ￦44,709 million as of December 31, 2013 and 2012, respectively. These equity securities are carried at cost because it is practically difficult to quantify the intrinsic values of the equity securities issued by unlisted public and non-profit entities. In addition, due to significant fluctuations in estimated cash flows arising from entities being in its initial stages, which further results in varying and unpredictable probabilities, unlisted equity securities issued by project financing cannot be reliably and reasonably assessed. Therefore, these equity securities are carried at cost. The Group has no plan to sell these instruments in the near future.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Valuation techniques and the inputs used in the fair value measurement of financial assets and liabilities classified as level 2

Valuation techniques and inputs of financial assets and liabilities measured at fair value in the statement of financial position and classified as Level 2 as of December 31, 2013, are as follows:

(In millions of Korean won)	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets held for trading
Debt securities	￦	4,045,638	DCF model	Discount rate
Equity securities		36,782	DCF model	Discount rate

	￦	4,082,420

Derivatives held for trading		1,561,326	DCF model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, stock price and others

Derivatives held for hedging		136,994	DCF model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate and others

Available-for-sale financial assets
Debt securities	￦	6,849,723	DCF model	Discount rate
Equity securities		699	DCF model	Discount rate
Others		250	DCF model	Discount rate

		6,850,672

	￦	12,631,412

Financial liabilities
Derivatives held for trading	￦	1,536,869	DCF model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, stock price and others
Derivatives held for hedging		195,800	DCF model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate and others

	￦	1,732,669

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Fair value hierarchy of financial assets and liabilities whose fair value is disclosed

The fair value hierarchy of financial assets and liabilities whose fair value is disclosed as of December 31, 2013, are as follows:

	2013
(In millions of Korean won)	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	￦	2,697,722	￦	10,180,432	￦	852,566	￦	13,730,720
Loans		—		—		203,279,962		203,279,962
Held-to-maturity financial assets		3,492,584		7,845,229		—		11,337,813
Other financial assets[2]		—		—		5,162,649		5,162,649

	￦	6,190,306	￦	18,025,661	￦	209,295,177	￦	233,511,144

Financial liabilities
Deposits[1]	￦	—	￦	73,039,926	￦	128,172,136	￦	201,212,062
Debts[1]		—		156,349		13,412,249		13,568,598
Debentures		—		17,265,172		102,858		17,368,030
Other financial liabilities[2]		—		—		10,865,162		10,865,162

	￦	—	￦	90,461,447	￦	152,552,405	￦	243,013,852

[1]	The amounts included in level 2 are the carrying amounts which are reasonable approximation of the fair values.
[2]	The ￦5,162,649 million of other financial assets and ￦10,863,257 million of other financial liabilities included in level 3 are the carrying amounts which are reasonable approximation of fair values.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Valuation techniques and inputs used in the fair value measurement

Valuation techniques and inputs of financial assets and liabilities which are disclosed by the carrying amounts because it is a reasonable approximation of fair value are not subject to be disclosed.

Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 2 as of December 31, 2013, are as follows:

(In millions of Korean won)	Fair value		Valuation techniques	Inputs
Financial assets
Held-to-maturity financial assets	￦	7,845,229	DCF model	Discount rate
Financial liabilities
Debentures	￦	17,265,172	DCF model	Discount rate

Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 3 as of December 31, 2013, are as follows:

(In millions of Korean won)	Fair value		Valuation techniques	Inputs
Financial assets
Cash and due from financial institutions	￦	852,566	DCF model	Credit spread, other spread
Loans		203,279,962	DCF model	Credit spread, other spread, prepayment rate

	￦	204,132,528

Financial liabilities
Deposits	￦	128,172,136	DCF model	Other spread, prepayment rate
Debts		13,412,249	DCF model	Other spread
Debentures		102,858	DCF model	Other spread, implied default probability
Other financial liabilities		1,905	DCF model	Other spread

	￦	141,689,148

6.2 Level 3 of the fair value hierarchy disclosure

6.2.1 Valuation policy and process of Level 3 fair value

The Group uses external, independent and qualified independent third-party valuation service in addition to internal valuation models to determine the fair value of the Group’s assets at the end of every reporting period.

Where a reclassification between the levels of the fair value hierarchy occurs for a financial asset or liability, the Group’s policy is to recognize such transfers as having occurred at the beginning of the reporting period.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

6.2.2 Changes in fair value (Level 3) measured using valuation technique based on unobservable in market

Changes in Level 3 of the fair value hierarchy for the year ended December 31, 2013, are as follows:

(In millions of Korean won)
	Financial investments	Net derivatives
	Available-for-sale financial assets	Derivatives held for		Derivatives held for
	Equity securities	trading		hedging
Beginning balance	￦ 1,488,102	￦	(18,741)	￦	(6,535)
Total gains or losses
- Profit or loss	(9,087)		(14,026)		(1,229)
- Other comprehensive-income	53,280		—		—
Purchases	404,423		—		—
Sales	(81,887)		—		—
Issues	—		(107)		—
Settlements	—		28,220		(626)
Transfers into Level 3	441		—		—
Transfers out of Level 3	(293,605)		—		—

Ending balance	￦ 1,561,667	￦	(4,654)	￦	(8,390)

Changes in Level 3 of the fair value hierarchy for the year ended December 31, 2012, are as follows:

(In millions of Korean won)
	Financial assets at fair value through profit or loss		Financial investments		Net derivatives
	Financial assets held for trading		Available-for-sale financial assets Equity securities		Derivatives held for trading		Derivatives held for hedging
Beginning balance	￦	10,826	￦	884,377	￦	(12,569)	￦	(9,610)
Total gains or losses
- Profit or loss		—		(85,538)		(35,587)		15,935
- Other comprehensive-income		—		135,970		—		—
Purchases		—		61,653		25,746		—
Sales		(10,826)		(54,525)		—		—
Issues		—		—		(9,940)		—
Settlements		—		—		13,609		(12,860)
Transfers into Level 3		—		546,165		—		—

Ending balance	￦	—	￦	1,488,102	￦	(18,741)	￦	(6,535)

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the year, and total gains or losses for the year included in profit or loss for financial instruments held at the end of the reporting period in the statements of comprehensive income for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Net income from financial investments at fair value through profit or loss		Other operating income
Total gains or losses included in profit or loss for the year	￦	(14,026)	￦	(10,316)
Total gains or losses for the year included in profit or loss for financial instruments held at the end of the reporting year		(3,111)		(15,162)

(In millions of Korean won)	2012
	Net income from financial investments at fair value through profit or loss		Other operating income
Total gains or losses included in profit or loss for the year	￦	(35,587)	￦	(69,603)
Total gains or losses for the year included in profit or loss for financial instruments held at the end of the reporting year		(16,935)		(79,470)

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

6.2.3 Sensitivity analysis of changes in unobservable inputs

Information about fair value measurements using unobservable inputs

(In millions of Korean won)
	Fair value		Valuation techniques	Inputs	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Derivatives held for trading

Derivatives held for trading (Stock and index)	￦	13,379	DCF model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, interest rates, volatility of the underlying asset, correlation of the underlying assets(rates of return on stocks), dividend yield	Volatility of the underlying asset	10.9 ~ 45.64	Higher the volatility, higher the fair value fluctuation
					Correlation of the underlying assets(rates of return on stocks)	11.43 ~ 79.26	Higher the correlation, higher the fair value fluctuation
Derivatives held for trading (currency)		6,490	DCF model	Interest rate, exchange rate, loss rate from bankruptcy.	loss rate from bankruptcy.	88.24 ~ 94.12	Higher the loss rate, decrease the fair value
Derivatives held for hedging
Interest		452	DCF model, Closed Form, FDM, Monte Carlo Simulation	Interest rates, correlation of the underlying assets(rates of return on interest rates), foreign exchange rate	Correlation of the underlying assets(rates of return on interest rates)	0.03	Higher the correlation, higher the fair value fluctuation
Available-for-sale
Available-for-sale equity securities		1,561,667	DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method	Growth rate, discount rate, volatilities of real estate price, liquidation value , discount rate of cash flows from rent	Growth rate	0.00	Higher the growth rate, higher the fair value
					Discount rate	2.86 ~ 17.69	Lower the discount rate, higher the fair value
					Volatilities of real estate price	0.74	Higher real estate price, higher the fair value
					Liquidation value	0.00	Higher the liquidation value, higher the fair value
					Discount rate of cash flows from rent	6.84	Lower the discount rate of cash flows from rent, higher the fair value

	￦	1,581,988

Financial liabilities
Derivatives held for trading
Stock and index	￦	24,523	DCF model, ClosedForm, FDM, Monte Carlo Simulation	Price of the underlying asset, interest rate, volatility of the underlying asset, correlation of the underlying assets(rates of return on stocks), dividend yield	Volatility of the underlying asset	15.24 ~ 45.64	Higher the volatility, higher the fair value fluctuation
					Correlation of the underlying assets(rates of return on stocks)	17.29 ~ 79.26	Higher the correlation, higher the fair value fluctuation
Derivatives held for hedging
Interest
		8,842	DCF model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, interest rates, volatility of the underlying asset,	Volatility of the underlying asset	3.00 ~ 5.28	Higher the volatility, higher the fair value fluctuation

	￦	33,365

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in the fair value of financial instruments which are affected by unobservable parameters, using a statistical technique. When the fair value is affected by more than two input parameters, the amounts represent the most favorable or unfavorable. Amongst level 3 financial instruments subject to sensitivity analysis are interest rate-related derivatives and equity-related derivatives whose fair value changes are recognized in profit and loss as well as unlisted equity securities and private equity funds whose fair value changes are recognized in profit and loss or other comprehensive income and loss.

Sensitivity analyses by type of instrument as a result of varying input parameters value as of December 31, 2013, are as follows:

(In millions of Korean won)	Recognition in profit and loss (or other comprehensive income and loss)
	Favorable changes		Unfavorable changes
Financial assets
Derivatives held for trading[1]	￦	1,070	￦	(1,082)
Derivatives held for hedging[1]		0		0

Available-for-sale financial assets[2]		299,581		(111,457)

	￦	300,651	￦	(112,539)

Financial liabilities
Derivatives held for trading[1]	￦	1,561	￦	(1,451)
Derivatives held for hedging[1]		345		(333)

	￦	1,906	￦	(1,784)

Sensitivity analyses by type of instrument as a result of varying input parameters value as of December 31, 2012, are as follows:

(In millions of Korean won)	Recognition in profit and loss (or other comprehensive income and loss)
	Favorable changes		Unfavorable changes
Financial assets
Derivatives held for trading[1]	￦	4,780	￦	(4,924)
Derivatives held for hedging[1]		197		(202)
Available-for-sale financial assets[2]		389,004		(157,990)

	￦	393,981	￦	(163,116)

Financial liabilities
Derivatives held for trading[1]	￦	3,112	￦	(3,163)
Derivatives held for hedging[1]		176		(169)

	￦	3,288	￦	(3,332)

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

[1]	For stock and index-related derivatives, the changes in fair value are calculated by shifting principal unobservable input parameters such as the correlation of rates of return on stocks and the volatility of the underlying asset by ± 10%. For foreign currency derivatives, the changes in fair value are calculated by shifting the unobservable input parameters, such as the loss given default ratio by ± 1%. For interest rate-related derivatives, the correlation of the interest rates or the volatility of the underlying asset is shifted by ± 10% to calculate the fair value changes.
[2]	For equity securities, the changes in fair value are calculated by shifting principal unobservable input parameters such as correlation between growth rate (0~0.5%) and discount rate, or liquidation value (-1~1%) and discount rate. Sensitivity of fair values to unobservable parameters of private equity fund is practically impossible, but in the case of equity fund composed of real estates, the changes in fair value are calculated by shifting correlation between discount rate of cash flows from rent (-1~1%) and volatilities of real estate price (-1~1%).

6.2.4 Day one gain or loss

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price and the difference is deferred and not recognized in profit or loss, and is amortized by using the straight-line method over the life of the financial instruments. If the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

The aggregate difference yet to be recognized in profit or loss at the beginning and end of the year and a reconciliation of changes in the balance of this difference, are as follows:

(In millions of Korean won)	2013	2012

Balance at the beginning of the year (A)	5,998	2,057
New transactions (B)	34	20,485
Amounts recognized in profit or loss during the year (C=a+b)	(4,702)	(16,544)
a. Amortization	(275)	(4,529)
b. Settlement	(4,427)	(12,015)

Balance at the end of year (A+B+C)	1,330	5,998

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

6.3 Carrying amounts of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. Measurement policies for each class of financial assets and liabilities are disclosed in Note 3, ‘Significant accounting policies’.

The carrying amounts of financial assets and liabilities by category as of December 31, 2013, are as follows:

(In millions of Korean won)
	Financial assets at fair value through profit or loss		Loans and		Available- for-sale financial		Held-to- Maturity financial		Derivatives held for
	Held for trading		receivables		assets		assets		hedging		Total
Financial assets
Cash and due from financial institutions	￦	—	￦	13,730,250	￦	—	￦	—	￦	—	￦	13,730,250
Financial assets at fair value through profit or loss		7,069,875		—		—		—		—		7,069,875

Derivatives		1,581,436		—		—		—		137,446		1,718,882

Loans		—		203,123,755		—		—		—		203,123,755
Financial investments		—		—		19,075,086		11,011,518		—		30,086,604
Other financial assets		—		5,162,649		—		—		—		5,162,649

	￦	8,651,311	￦	222,016,654	￦	19,075,086	￦	11,011,518	￦	137,446	￦	260,892,015

(In millions of Korean won)
	Financial liabilities at fair value through profit or loss		Financial liability at		Derivatives
	Held for trading		amortized cost		held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	￦	40,067	￦	—	￦	—	￦	40,067
Derivatives		1,561,392		—		204,642		1,766,034
Deposits		—		200,967,688		—		200,967,688
Debts		—		13,569,923		—		13,569,923
Debentures		—		16,212,758		—		16,212,758
Other financial liabilities		—		10,865,130		—		10,865,130

	￦	1,601,459	￦	241,615,499	￦	204,642	￦	243,421,600

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The carrying amounts of financial assets and liabilities by category as of December 31, 2012, are as follows:

(In millions of Korean won)
	Financial assets at fair value through profit or loss		Loans and		Available- for-sale financial		Held-to- Maturity financial		Derivatives held for
	Held for trading		receivables		assets		assets		hedging		Total
Financial assets
Cash and due from financial institutions	￦	—	￦	10,028,910	￦	—	￦	—	￦	—	￦	10,028,910
Financial assets at fair value through profit or loss		6,497,757		—		—		—		—		6,497,757
Derivatives		1,813,174		—		—		—		183,067		1,996,241
Loans		—		199,414,818		—		—		—		199,414,818
Financial investments		—		—		21,237,801		10,952,294		—		32,190,095
Other financial assets		—		6,403,102		—		—		—		6,403,102

	￦	8,310,931	￦	215,846,830	￦	21,237,801	￦	10,952,294	￦	183,067	￦	256,530,923

(In millions of Korean won)
	Financial liabilities at fair value through profit or loss		Financial liability at		Derivatives
	Held for trading		amortized cost		held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	￦	41,979	￦	—	￦	—	￦	41,979
Derivatives		1,847,483		—		193,230		2,040,713
Deposits		—		197,232,967		—		197,232,967
Debts		—		14,631,518		—		14,631,518
Debentures		—		15,949,496		—		15,949,496
Other financial liabilities		—		9,780,194		—		9,780,194

	￦	1,889,462	￦	237,594,175	￦	193,230	￦	239,676,867

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

6.4 Transfer of financial assets

6.4.1 Transferred financial assets that are derecognized in their entirety

The Group transferred loans and other financial assets that are derecognized in their entirety to SPEs, while the maximum exposure to loss(carrying amount) from its continuing involvement in the derecognized financial assets as of December 31, 2013 and 2012, are as follows :

		2013
	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement in statement of financial position		Fair value of continuing involvement in statement of financial position
KR ABS Ltd.	Mezzanine / subordinated debt	Available-for-sale financial assets	￦	11,434	￦	11,434
KR 2nd Securitization Specialty Co., Ltd.[1]	Senior debt	Loans and receivables		26,065		26,227
	Subordinated debt	Available-for-sale financial assets		33,017		33,017
EAK ABS Ltd.[2]	Subordinated debt	Available-for-sale financial assets		35,020		35,020
AP 1st Securitization Specialty Co., Ltd.[3]	Senior debt	Loans and receivables		67,326		67,353
	Subordinated debt	Available-for-sale financial assets		16,669		16,669
Discovery 1st Securitization Specialty Co., Ltd.[4]	Senior debt	Loans and receivables		23,494		23,547
	Subordinated debt	Available-for-sale financial assets		21,454		21,454

			￦	234,479	￦	234,721

[1]	Recognized net loss from transferring loans to the SPEs amounts to ￦24,589 million.
[2]	Recognized net loss from transferring loans to the SPEs amounts to ￦2,480 million.
[3]	Recognized net loss from transferring loans to the SPEs amounts to ￦18,556 million.
[4]	Recognized net loss from transferring loans to the SPEs amounts to ￦37,975 million.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

[5]	In addition to the above, there were gains from the transfer of non-performing loans to the National Happiness Fund (‘the Fund’) amounting to ￦18,111 million as of December 31, 2013. According to the agreement with the Fund, where the recovered amounts exceed the consideration paid by the Fund for the non-performing loans, the excess amount is to be reimbursed to the Group.

(In millions of Korean won)		2012
	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement in statement of financial position
KR ABS Ltd.[1]	Senior debt	Loans and receivables	￦	21,288
	Mezzanine/subordinated debt	Available-for-sale financial assets		43,143

			￦	64,431

[1]	Recognized net loss from transferring loans to the SPEs amounts to ￦22,734 million.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

6.4.2 Transferred financial assets that are not derecognized in their entirety

The Group securitized the loans and received the subordinated debts as part of consideration related to the securitization to provide credit enhancements to other senior debtors, and this transaction was recognized by the Group as collateralized debts. The liabilities and related securitized assets as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)
	2013
	KB Mortgage Loan 1st Securitization Specialty Co., Ltd.		KAMCO Value Recreation 3rd Securitization Specialty Co., Ltd.		KH First Co., Ltd.[1]
Carrying amount of assets (underlying assets)	￦	295,679	￦	8,291	￦	99,763
Carrying amount of related liabilities		193,062		1,958		100,900
For those liabilities that have recourse only to the transferred assets:
Fair value of assets (underlying assets)		295,679		8,291		—
Fair value of related liabilities (Senior Debts)		192,972		1,958		—
Fair value net position	￦	102,707	￦	6,333		—

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of Korean won)
	2012
	KB Mortgage Loan 1st Securitization Specialty Co., Ltd.		KAMCO Value Recreation 3rd Securitization Specialty Co., Ltd.		KH First Co., Ltd.[1]
Carrying amount of assets (underlying assets)	￦	361,668	￦	9,247	￦	99,763
Carrying amount of related liabilities		249,668		3,258		100,900
For those liabilities that have recourse only to the transferred assets:
Fair value of assets (underlying assets)		361,668		9,247		—
Fair value of related liabilities (Senior Debts)		250,835		3,258		—
Fair value net position	￦	110,833	￦	5,989		—

[1]	According to purchase agreements with third-party investors, the Group provides purchase commitments to third-party investors over the associated liabilities. Furthermore, as the third-party investors also have right of recourse to the asset-backed security, the Group did not disclose the fair value of the above liabilities.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

6.4.3 Securities under repurchase agreements and loaned securities

The Group continues to recognize the financial assets related to repurchase agreements and securities lending transactions on the statements of financial position since those transactions are not qualified for derecognition even though the Group transfers the financial assets. A financial asset is sold under a reverse repurchase agreement to repurchase the same asset at a fixed price, or loaned under a securities lending agreement to be returned as the same asset. Thus, the Group retains substantially all the risks and rewards of ownership of the financial asset. The amounts of transferred assets and related liabilities as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Carrying amount of transferred asset		Carrying amount of related liabilities
Securities under repurchase agreements	￦	416,634	￦	382,779
Loaned securities		457,838		—
Government and public bonds		447,427		—
Stocks		10,411		—

	￦	874,472	￦	382,779

(In millions of Korean won)	2012
	Carrying amount of transferred asset		Carrying amount of related liabilities
Securities under repurchase agreements	￦	788,771	￦	735,439
Loaned securities		259,485		—
Government and public bonds		228,912		—
Stocks		30,573		—

	￦	1,048,256	￦	735,439

6.5 Offsetting financial assets and financial liabilities

The Group enters into International Derivatives Swaps and Dealers Association (“ISDA”) master netting agreements and other arrangements with the Group’s derivative and spot exchange counterparties. Similar netting agreements are also entered into with the Group’s reverse repurchase, securities and others. Pursuant to these agreements, in the event of default by one party, contracts are to be terminated and receivables and payables are to be offset. Further, as the law allows for the right to offset, domestic uncollected receivables balances and domestic accrued liabilities balances are shown in its net settlement balance in the statement of financial position.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The details of financial assets subject to offsetting, enforceable master netting arrangements or similar agreements as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
			Gross amounts of recognized financial		Net amounts of financial		Related amounts not offset in the statement of financial position
	Gross amounts of recognized financial assets		liabilities offset in the statement of financial position		assets presented in the statement of financial position		Financial instruments		Cash collateral received		Net amount
Derivatives held for trading	￦	1,578,868	￦	—	￦	1,578,868	￦	(1,186,724)	￦	(1,850)	￦	390,294
Derivatives held for hedging		137,446		—		137,446		(35,550)		—		101,896
Receivable spot exchange		2,256,532		—		2,256,532		(2,255,085)		—		1,447
Reverse repurchase, securities borrowing and similar agreements		4,173,200		—		4,173,200		(4,173,200)		—		—
Other financial instruments		16,095,694		(15,371,808)		723,886		—		—		723,886

	￦	24,241,740	￦	(15,371,808)	￦	8,869,932	￦	(7,650,559)	￦	(1,850)	￦	1,217,523

(In millions of Korean won)	2012
			Gross amounts of recognized financial		Net amounts of financial		Related amounts not offset in the statement of financial position
	Gross amounts of recognized financial assets		liabilities offset in the statement of financial position		assets presented in the statement of financial position		Financial instruments		Cash collateral received		Net amount
Derivatives held for trading	￦	1,795,649	￦	—	￦	1,795,649	￦	(1,361,522)	￦	(28,624)	￦	405,503
Derivatives held for hedging		183,067		—		183,067		(32,272)		—		150,795
Receivable spot exchange		1,929,721		—		1,929,721		(1,929,438)		—		283
Reverse repurchase, securities borrowing and similar agreements[1]		3,635,071		—		3,635,071		(3,531,000)		(104,071)		—
Other financial instruments		17,677,819		(15,455,657)		2,222,162		—		—		2,222,162

	￦	25,221,327	￦	(15,455,657)	￦	9,765,670	￦	(6,854,232)	￦	(132,695)	￦	2,778,743

[1]	Includes a portion of the securities loaned.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The details of financial liabilities subject to offsetting, enforceable master netting arrangements or similar agreements as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Gross amounts of		Gross amounts of recognized financial assets offset in the		Net amounts of financial liabilities presented in		Related amounts not offset in the statement of financial position
	recognized financial liabilities		statement of financial position		the statement of financial position		Financial instruments		Cash collateral pledged		Net amount
Derivatives held for trading	￦	1,559,374	￦	—	￦	1,559,374	￦	(987,963)	￦	—	￦	571,411
Derivatives held for hedging		204,642		—		204,642		(16,320)		—		188,322
Payable spot exchange		2,256,147		—		2,256,147		(2,255,085)		—		1,062
Repurchase, securities lending and similar agreements[1]		382,779		—		382,779		(382,779)		—		—
Other financial instruments		16,358,240		(15,371,808)		986,432		(946,800)		—		39,632

	￦	20,761,182	￦	(15,371,808)	￦	5,389,374	￦	(4,588,947)	￦	—	￦	800,427

(In millions of Korean won)	2012
			Gross amounts of recognized financial		Net amounts of financial		Related amounts not offset in the statement of financial position
	Gross amounts of recognized financial assets		liabilities offset in the statement of financial position		assets presented in the statement of financial position		Financial instruments		Cash collateral received		Net amount
Derivatives held for trading	￦	1,842,686	￦	—	￦	1,842,686	￦	(1,275,486)	￦	—	￦	567,200
Derivatives held for hedging		193,229		—		193,229		(17,717)		—		175,512
Receivable spot exchange		1,929,931		—		1,929,931		(1,929,438)		—		493
Reverse repurchase, securities lending and similar agreements[1,2]		737,539		—		737,539		(737,539)		—		—
Other financial instruments		15,606,748		(15,455,657)		151,091		(151,091)		—		—

	￦	20,310,133	￦	(15,455,657)	￦	4,854,476	￦	(4,111,271)	￦	—	￦	743,205

[1]	Includes repurchase agreements sold to customers.
[2]	Includes a portion of securities sold.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

7. Due from financial institutions

The details of due from financial institutions as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)		Financial Institutions	Interest rate(%)	2013		2012
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	0.00 ~ 2.77	￦	6,709,634	￦	3,095,038
	Due from banking institutions	Hana Bank and others	0.00 ~ 2.95		308,740		383,791
	Due from others	Samsung Securities Co., Ltd. and others	1.00		2,615,369		2,818,439

					9,633,743		6,297,268

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others	0.00 ~ 0.15		855,388		385,792
	Time deposits in foreign currencies	China Citic Bank and others	0.15 ~ 3.87		528,419		448,349
	Due from others	Bank of Japan and others	—		14,978		48,019

					1,398,785		882,160

				￦	11,032,528	￦	7,179,428

Due from financial institutions, classified by type of financial institution as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	In Korean won		In foreign currencies		Total
Bank of Korea	￦	6,709,634	￦	410,328	￦	7,119,962
Other banking institutions		308,740		976,790		1,285,530
Other financial institutions		2,615,369		11,667		2,627,036

	￦	9,633,743	￦	1,398,785	￦	11,032,528

(In millions of Korean won)	2012
	In Korean won		In foreign currencies		Total
Bank of Korea	￦	3,095,038	￦	120,143	￦	3,215,181
Other banking institutions		383,791		738,303		1,122,094
Other financial institutions		2,818,439		23,714		2,842,153

	￦	6,297,268	￦	882,160	￦	7,179,428

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Restricted due from financial institutions as of December 31, 2013 and 2012, are as follows:

(in millions of Korean won)
		Financial Institution	2013		2012		Reason for restriction

Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	￦	6,709,634	￦	3,095,038	Bank of Korea Act
	Due from banking institutions	Hana Bank and others		261,000		206,700	Agreement for allocation of deposit
	Due from others	The Korea Exchange and others		1,703		1,881	Market entry deposit and others

				6,972,337		3,303,619

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others		482,296		128,812	Bank of Korea Act and others
	Time deposits in foreign currencies	Itau Unibanco S.A NY Branch		10,553		6,962	New York State Banking Law
	Due from others	Ong First Tradition Pte. and others		4,876		1,825	Derivatives margin account and others

				497,725		137,599

			￦	7,470,062	￦	3,441,218

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

8. Assets pledged as collaterals

The details of assets pledged as collaterals as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)
		2013
Assets pledged	Pledgee	Carrying amount		Collateralized amount		Reason of pledge
Financial assets held for trading	Korea Securities Depository and others	￦	207,812	￦	208,650	Repurchase agreements
	Samsung Futures Inc. and others		10,162		10,100	Derivatives transitions

			217,974		218,750

Available-for-sale financial assets	Samsung Futures Inc. and others		3,254		3,166	Derivatives transitions

	Korea Securities Depository and others		3,577,052		3,572,000	Repurchase agreements
Held-to-maturity financial assets	Bank of Korea		617,250		610,000	Borrowings from Bank of Korea
	Bank of Korea		956,284		946,800	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		325,616		325,521	Derivatives transitions
	Others		258,615		258,500	Others

			5,734,817		5,712,821

Mortgage loans	Others		846,000		843,127	Covered Bond

		￦	6,802,045	￦	6,777,864

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of Korean won)
Assets pledged	Pledgee	2012
		Carrying amount		Collateralized amount		Reason of pledge
Financial assets held for trading	Korea Securities Depository and others	￦	38,584	￦	39,200	Repurchase agreements
	Korea Securities Depository and others		2,200		2,200	Securities lending transactions
	Samsung Futures Inc. and others		14,082		13,650	Derivatives transitions

			54,866		55,050

Available-for-sale financial assets	Samsung Futures Inc. and others		3,447		3,213	Derivatives transitions

	Korea Securities Depository and others		3,602,681		3,602,000	Repurchase agreements
Held-to-maturity financial assets	Bank of Korea		965,072		960,000	Borrowings from Bank of Korea
	Bank of Korea		781,389		776,800	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		348,139		348,000	Derivatives transitions
	Others		1,229,856		1,208,500	Others

			6,927,137		6,895,300

Mortgage loans	Others		1,058,470		1,054,834	Covered Bond

		￦	8,043,920	￦	8,008,397

The fair value of collateral available to sell or repledge, and collateral sold or repledged, regardless of debtor’s default as of December 31, 2013 and 2012, is as follows:

(In millions of Korean won)	2013
	Fair value of collateral		Fair value of collateral sold or repledged
Securities	￦	4,258,909	￦	—

	￦	4,258,909	￦	—

(In millions of Korean won)	2012
	Fair value of collateral		Fair value of collateral sold or repledged
Securities	￦	3,609,354	￦	—

	￦	3,609,354	￦	—

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

9. Derivative financial instruments and hedge accounting

The Group’s derivative operations focus on addressing the needs of the Group’s corporate clients to hedge their risk exposure and to hedge the Group’s risk exposure that results from such client contracts. The Group also engages in derivative trading activities to hedge the interest rate and foreign currency risk exposures that arise from the Group’s own assets and liabilities. In addition, the Group engages in proprietary trading of derivatives within the Group’s regulated open position limits.

The Group provides and trades a range of derivatives products, including:

•	Interest rate swaps, relating to interest rate risks in Korean won.

•	Cross-currency swaps, forwards and options relating to foreign exchange rate risks.

•	Stock price index options linked with the KOSPI index.

In particular, the Group uses cross currency swaps, interest rate swaps and others to hedge the risk of changes in fair values due to changes in interest rates and foreign exchange rates of subordinated debts in Korean won, structured debts and financial debentures in foreign currencies.

The details of derivative financial instruments for trading as of December 31, 2013, are as follows:

(In millions of Korean won)	Notional amount		Assets		Liabilities
Interest rate
Futures[1]	￦	581,604	￦	—	￦	—
Swaps		141,111,150		581,343		638,451
Options		8,285,091		45,063		85,906

		149,977,845		626,406		724,357

Currency
Forwards	￦	22,923,249	￦	241,804	￦	289,368
Futures[1]		360,143		—		—
Swaps		17,414,405		693,115		503,663
Options		273,745		2,428		1,492

		40,971,542		937,347		794,523

Stock and index
Futures[1]	￦	59,381	￦	—	￦	—
Swaps		73,658		11,051		12,170
Options		1,110,131		6,278		29,965

		1,243,170		17,329		42,135

Others		60,000		354		377

	￦	192,252,557	￦	1,581,436	￦	1,561,392

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The details of derivative financial instruments for trading as of December 31, 2012, are as follows:

(In millions of Korean won)	Notional amount		Assets		Liabilities
Interest rate
Futures[1]	￦	596,003	￦	—	￦	—
Swaps		144,713,646		836,271		946,185
Options		10,715,347		79,942		78,149

		156,024,996		916,213		1,024,334

Currency
Forwards	￦	17,108,201	￦	264,578	￦	328,505
Futures[1]		488,223		—		—
Swaps		13,487,378		576,857		427,227
Options		334,912		3,215		2,638

		31,418,714		844,650		758,370

Stock and index
Futures[1]	￦	82,114	￦	—	￦	—
Swaps		127,500		9,390		7,005
Options		1,264,351		41,684		56,614

		1,473,965		51,074		63,619

Others		60,000		1,237		1,160

	￦	188,977,675	￦	1,813,174	￦	1,847,483

[1]	A gain or loss from daily mark-to-market futures is reflected in the margin accounts.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Fair value hedge

The details of derivatives designated as fair value hedging instruments as of December 31, 2013, are as follows:

(In millions of Korean won)	Notional amount		Assets		Liabilities
Interest rate
Swaps	￦	1,951,013	￦	137,446	￦	—
Currency
Swap		1,055,300		—		195,800
Other		140,000		—		8,842

	￦	3,146,313	￦	137,446	￦	204,642

The details of derivatives designated as fair value hedging instruments as of December 31, 2012, are as follows:

(In millions of Korean won)	Notional amount		Assets		Liabilities
Interest rate
Swaps	￦	1,921,251	￦	180,719	￦	6,642
Currency
Swap		1,071,100		—		183,930
Other		140,000		2,348		2,658

	￦	3,132,351	￦	183,067	￦	193,230

Gains and losses from fair value hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012

Gains(losses) on hedging instruments	￦	(49,047)	￦	(14,654)
Gains(losses) on the hedged item attributable to the hedged risk		81,428		37,641

	￦	32,381	￦	22,987

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

10. Loans

Loans as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012

Loans	￦	205,050,752	￦	201,862,895
Deferred loan origination fees and costs		463,262		421,615
Less: Allowances for loan losses		(2,390,259)		(2,869,692)

Carrying amount	￦	203,123,755	￦	199,414,818

Loans to banks as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012

Loans	￦	6,335,056	￦	4,397,742
Less: Allowances for loan losses		(26)		(9)

Carrying amount	￦	6,335,030	￦	4,397,733

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Loans to customers other than banks as of December 31, 2013 and 2012, consist of:

(In millions of Korean won)	2013
	Retail		Corporate		Total

Loans in Korean won	￦	104,332,073	￦	83,440,778	￦	187,772,851
Loans in foreign currencies		98,614		2,956,418		3,055,032
Domestic import usance bills		—		2,978,478		2,978,478
Off-shore funding loans		—		669,602		669,602
Call loans		—		674,399		674,399
Bills bought in Korean won		—		14,243		14,243
Bills bought in foreign currencies		—		1,588,065		1,588,065
Guarantee payments under payment guarantee		—		38,319		38,319
Reverse repurchase agreements		—		1,683,200		1,683,200
Privately placed bonds		—		704,769		704,769

		104,430,687		94,748,271		199,178,958
Proportion (%)		52.43		47.57		100.00

Allowances		(572,286)		(1,817,947)		(2,390,233)

	￦	103,858,401	￦	92,930,324	￦	196,788,725

(In millions of Korean won)	2012
	Retail		Corporate		Total

Loans in Korean won	￦	101,808,150	￦	82,604,718	￦	184,412,868
Loans in foreign currencies		71,974		3,466,302		3,538,276
Domestic import usance bills		—		3,595,143		3,595,143
Off-shore funding loans		—		753,885		753,885
Call loans		—		1,155,724		1,155,724
Bills bought in Korean won		—		30,343		30,343
Bills bought in foreign currencies		—		2,522,110		2,522,110
Guarantee payments under payment guarantee		—		45,154		45,154
Reverse repurchase agreements		—		1,251,000		1,251,000
Privately placed bonds		—		582,265		582,265

		101,880,124		96,006,644		197,886,768
Proportion (%)		51.48		48.52		100.00

Allowances		(680,535)		(2,189,148)		(2,869,683)

	￦	101,199,589	￦	93,817,496	￦	195,017,085

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The changes in deferred loan origination fees and costs for the years ended December 31, 2013 and 2012, are as follows:

	2013
(In millions of Korean won)	Beginning		Increase		Decrease		Other		Ending

Deferred loan origination costs
Loans in Korean won	￦	460,855	￦	310,770	￦	276,006	￦	—	￦	495,619
Other origination costs		343		636		601		—		378

		461,198		311,406		276,607		—		495,997

Deferred loan origination fees
Loans in Korean won		33,056		2,903		10,895		—		25,064
Other origination fees		6,527		3,872		2,709		(19)		7,671

		39,583		6,775		13,604		(19)		32,735

	￦	421,615	￦	304,631	￦	263,003	￦	19	￦	463,262

	2012
(In millions of Korean won)	Beginning		Increase		Decrease		Other		Ending

Deferred loan origination costs
Loans in Korean won	￦	448,123	￦	272,085	￦	259,353	￦	—	￦	460,855
Other origination costs		201		429		287		—		343

		448,324		272,514		259,640		—		461,198

Deferred loan origination fees
Loans in Korean won		43,021		8,741		18,706		—		33,056
Other origination fees		5,104		3,247		1,804		(20)		6,527

		48,125		11,988		20,510		(20)		39,583

	￦	400,199	￦	260,526	￦	239,130	￦	20	￦	421,615

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

11. Allowances for Loan Losses

The changes in the allowances for loan losses for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)
	2013
	Retail		Corporate		Total
Beginning	￦	680,535	￦	2,189,157	￦	2,869,692
Written-off		(580,235)		(1,097,057)		(1,677,292)
Recoveries from written-off loans		126,572		146,575		273,147
Sale		(8,483)		(74,979)		(83,462)
Other changes		(7,310)		(52,232)		(59,542)
Provision[1]		361,207		706,509		1,067,716

Ending	￦	572,286	￦	1,817,973	￦	2,390,259

(In millions of Korean won)
	2012
	Retail		Corporate		Total
Beginning	￦	635,512	￦	2,429,641	￦	3,065,153
Written-off		(451,570)		(1,193,535)		(1,645,105)
Recoveries from written-off loans		103,359		161,134		264,493
Sale		(6,082)		(96,951)		(103,033)
Other changes		3,228		(28,669)		(25,441)
Provision[1]		396,088		917,537		1,313,625

Ending	￦	680,535	￦	2,189,157	￦	2,869,692

[1]	Provision for credit losses in statements of comprehensive income also include provision(reversal) for unused commitments and guarantees (Note 22), provision(reversal) for financial guarantee contracts (Note 22), and provision(reversal) for other financial assets (Note 17).

The amounts of written-off loans, over which the Group still has a right to claim against the borrowers and guarantors, are ￦12,013,004 million and ￦11,327,831 million as of December 31, 2013 and 2012, respectively.

The coverage ratio of allowances for loan losses as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012

Loans	￦	205,514,014	￦	202,284,510
Allowances for loan losses		2,390,259		2,869,692
Ratio (%)		1.16		1.42

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

12.	Financial assets at fair value through profit or loss and Financial Investments

The details of financial assets at fair value through profit or loss and financial investments as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Financial assets held for trading
Debt securities:
Government and public bonds	￦	1,760,325	￦	1,178,034
Financial bonds		3,156,497		3,505,128
Corporate bonds		1,469,800		1,291,310
Asset-backed securities		281,800		85,488
Others		204,223		113,015
Equity securities:
Stocks		93,122		173,757
Beneficiary certificates		63,856		111,186
Others		40,252		39,839

Total financial assets at fair value through profit or loss	￦	7,069,875	￦	6,497,757

Available-for-sale financial assets
Debt securities:
Government and public bonds	￦	6,528,440	￦	5,894,080
Financial bonds		5,201,359		6,859,157
Corporate bonds		3,508,786		4,697,994
Asset-backed securities		1,193,201		1,399,016
Equity securities:
Stocks		1,690,384		1,627,835
Equity investments		73,874		89,127
Beneficiary certificates		878,792		670,342
Others		250		250

		19,075,086		21,237,801

Held-to-maturity financial assets
Debts securities:
Government and public bonds		3,685,150		3,749,578
Financial bonds		770,283		1,285,684
Corporate bonds		6,189,311		5,638,737
Asset-backed securities		366,774		278,295

		11,011,518		10,952,294

Total financial investments	￦	30,086,604	￦	32,190,095

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The impairment losses and the reversal of impairment losses in financial investment for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)
	2013
	Impairment		Reversal		Net
Available-for-sale financial assets	￦	(155,194)	￦	—	￦	(155,194)
Held-to-maturity financial assets		(5)		—		(5)

	￦	(155,199)	￦	—	￦	(155,199)

(In millions of Korean won)
	2012
	Impairment		Reversal		Net
Available-for-sale financial assets	￦	(262,751)	￦	—	￦	(262,751)
Held-to-maturity financial assets		(154)		—		(154)

	￦	(262,905)	￦	—	￦	(262,905)

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

13. Investments in associates

Investments in associates as of December 31, 2013 and 2012, are as follows:

(in millions of Korean won)	2013
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Balhae Infrastructure Fund[1]	12.61	￦	121,817	￦	124,968	￦	124,968	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00		4,500		4,185		4,185	Credit information	Korea
UAMCO., Ltd.[1]	17.50		85,050		139,286		150,826	Other finance	Korea
JSC Bank CenterCredit
Ordinary share[2]	29.56		954,104		51,989		68,110	Banking	Kazakhstan
Preference share[2]	93.15
KB06-1 Venture Investment Partnership[3]	50.00		2,500		861		861	Investment finance	Korea
KB08-1 Venture Investment Partnership[3]	66.67		5,300		9,345		9,345	Investment finance	Korea
KB12-1 Venture Investment Partnership[3]	80.00		23,200		22,817		23,200	Investment finance	Korea
KoFC KBIC Frontier Champ 2010-5(PEF)	30.00		28,548		27,898		28,548	Investment finance	Korea
United PF 1st Recovery Private Equity Fund[1]	17.72		191,617		203,618		197,941	Other finance	Korea
CH Engineering Co., Ltd.	41.73		—		64		—	Architectural design and related service	Korea
Shinla Construction Co., Ltd.	20.17		—		—		—	Specialty construction	Korea
Kores Co., Ltd.[4]	10.39		634		1,925		1,505	Manufacture of automobile components	Korea
KB GwS Private Securities Investment Trust	20.93		89,124		99,044		97,788	Investment finance	Korea
Incheon Bridge Co., Ltd.[1]	14.99		24,677		(429)		—	Operation of highways and related facilities	Korea
KoFC POSCO HANHWA KB shared growth Private Equity Fund	20.00		11,220		9,296		10,329	Investment finance	Korea
KB Start-up Creation Fund[3]	80.00		4,000		4,030		4,030	Investment finance	Korea
Terra Corporation	24.06		—		20		4	Manufacture of fabricated and processed metal products	Korea
Ssangyong Engineering & Construction Co., Ltd.[4]	15.64		28,779		2,490		—	Office and commercial building construction	Korea
KB Star office Private real estate Investment Trust No.1	21.05		20,000		20,347		20,347	Investment finance	Korea

		￦	1,595,070	￦	721,754	￦	741,987

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(in millions of Korean won)	2012
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Balhae Infrastructure Fund[1]	12.61	￦	121,817	￦	125,004	￦	125,004	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00		4,500		3,790		3,790	Credit information	Korea
UAMCO., Ltd.[1]	17.50		85,050		120,916		139,760	Other finance	Korea
JSC Bank CenterCredit
Ordinary share[2]	29.56		954,104		257,996		281,889	Banking	Kazakhstan
Preference share[2]	93.15
KB06-1 Venture Investment Partnership[3]	50.00		3,500		1,920		1,920	Investment finance	Korea
KB08-1 Venture Investment Partnership[3]	66.67		13,000		19,565		19,565	Investment finance	Korea
KB12-1 Venture Investment Partnership[3]	80.00		12,000		11,939		12,000	Investment finance	Korea
KoFC KBIC Frontier Champ 2010-5(PEF)	30.00		19,290		17,257		19,186	Investment finance	Korea
United PF 1st Recovery Private Equity Fund[1]	17.72		191,617		201,182		195,425	Other finance	Korea
CH Engineering Co., Ltd.	41.73		—		107		—	Architectural design and related service	Korea
Evalley Co., Ltd.	46.24		—		—		—	Software advisory, development, and supply	Korea
Shinla Construction Co., Ltd.	20.17		—		—		—	Specialty construction	Korea
PyungJeon Industries Co.,LTD.[4]	15.65		—		—		—	Specialty construction	Korea
Kores Co., Ltd.[4]	16.01		634		1,384		1,384	Manufacture of automobile components	Korea
KB GwS Private Securities Investment Trust	20.93		89,124		97,364		96,109	Investment finance	Korea
Incheon Bridge Co., Ltd.[1]	14.99		24,677		1,630		1,630	Operation of Highways and Related facilities	Korea
KoFC POSCO HANHWA KB shared growth Private Equity Fund	20.00		5,000		4,485		4,983	Investment finance	Korea
KB Star office Private real estate Investment Trust No.1	21.05		20,000		20,311		20,311	Investment finance	Korea

		￦	1,544,313	￦	884,850	￦	922,956

[1]	As of December 31, 2013 and 2012, the Group is represented in the governing bodies of its associates. Therefore, the Group has significant influence over the decision-making process relating to their financial and business policies.
[2]	The fair value of ordinary shares of JSC Bank CenterCredit, reflecting the quoted market price as of December 31, 2013 and 2012, amounts to ￦57,476 million and ￦65,821 million, respectively. The Group determined that ordinary shares and convertible preference shares issued by JSC Bank CenterCredit are the same in economic substance except for voting rights, and therefore, the equity method of accounting is applied on the basis of single ownership ratio of 41.93%, calculated based on ordinary and convertible preference shares held by the Group against the total outstanding ordinary and convertible preference shares issued by JSC Bank CenterCredit.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

[3]	As of December 31, 2013 and 2012, the Group is a partner in a limited partnership and does not have the right to control over these entities.
[4]	Where the Group has acquired shares of entities through debt-for-equity swaps, the Group is represented in the creditor council. Therefore, the Group has significant influence over the decision-making process relating to their financial and business policies.

Summarized financial information on the main associates, the carrying amount of the Group’s interest in the main associates and dividends received from the main associates are as follows:

(In millions of Korean won)	2013[1]
	Total assets		Total liabilities		Paid-in capital		Equity		Share of net asset amount		Unrealized gains and losses and others		Carrying amount
Balhae Infrastructure Fund	￦	993,571	￦	2,157	￦	993,030	￦	991,414	￦	124,968	￦	—	￦	124,968
Korea Credit Bureau Co., Ltd.		63,043		16,542		10,000		46,501		4,185		—		4,185
UAMCO., Ltd.		4,365,097		3,567,972		2,430		797,125		139,286		11,540		150,826
JSC Bank CenterCredit		7,083,662		6,903,416		546,794		180,246		51,989		16,121		68,110
KB06-1 Venture Investment Partnership		1,722		—		5,000		1,722		861		—		861
KB08-1 Venture Investment Partnership		14,024		6		7,950		14,018		9,345		—		9,345
KB12-1 Venture Investment Partnership		28,524		3		29,000		28,521		22,817		383		23,200
KoFC KBIC Frontier Champ 2010-5(PEF)		93,367		375		95,160		92,992		27,898		650		28,548
United PF 1st Recovery Private Equity Fund		1,159,220		10,092		1,081,400		1,149,128		203,618		(5,677)		197,941
CH Engineering Co., Ltd.[2]		917		763		158		154		64		(64)		—
Kores Co., Ltd.[3]		92,937		80,914		11,099		12,023		1,925		(420)		1,505
KB GwS Private Securities Investment Trust		473,946		738		425,814		473,208		99,044		(1,256)		97,788
Incheon Bridge Co., Ltd.		740,321		743,182		164,621		(2,861)		(429)		429		—
KoFC POSCO HANHWA KB shared growth Private Equity Fund		48,192		1,712		56,100		46,480		9,296		1,033		10,329
KB Start-up Creation Fund		5,038		1		5,000		5,037		4,030		—		4,030
Terra Corporation[3]		1,659		1,576		254		83		20		(16)		4
Ssangyong Engineering & Construction Co., Ltd.[3]		1,359,658		1,343,734		73,045		15,924		2,490		(2,490)		—
KB Star office Private real estate Investment Trust No.1		217,557		120,910		95,000		96,647		20,347		—		20,347

									￦	721,754	￦	20,233	￦	741,987

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of Korean won)	2013
	Operating revenues		Profit (Loss)		Other comprehensive income(loss)		Comprehensive income(loss)		Dividends
Balhae Infrastructure Fund	￦	57,754	￦	49,685	￦	—	￦	49,685	￦	6,299
Korea Credit Bureau Co., Ltd.		51,571		4,909		—		4,909		—
UAMCO., Ltd.		708,035		105,085		—		105,085		—
JSC Bank CenterCredit		532,768		(497,885)		(5,732)		(503,617)		3
KB06-1 Venture Investment Partnership		89		(151)		32		(119)		—
KB08-1 Venture Investment Partnership		2,707		266		455		721		3,000
KB12-1 Venture Investment Partnership		2,239		(163)		(239)		(402)		—
KoFC KBIC Frontier Champ 2010-5(PEF)		3,368		(2,454)		7,064		4,610		—
United PF 1st Recovery Private Equity Fund		152,315		13,769		—		13,769		—
CH Engineering Co., Ltd.[2]		681		(102)		—		(102)		—
Kores Co., Ltd.[3]		100,769		565		2,472		3,037		—
KB GwS Private Securities Investment Trust		76,201		41,247		—		41,247		6,960
Incheon Bridge Co., Ltd.		77,311		(13,533)		—		(13,533)		—
KoFC POSCO HANHWA KB shared growth Private Equity Fund		1,685		(8,803)		1,759		(7,044)		—
KB Start-up Creation Fund		39		37		—		37		—
Terra Corporation[3]		1,422		17		—		17		—
Ssangyong Engineering & Construction Co., Ltd.[3]		1,724,742		(314,105)		(8,615)		(322,720)		—
KB Star office Private real estate Investment Trust No.1		16,672		8,490		—		8,490		1,751

[1]	The amounts included in the financial statements of the associates are adjusted to reflect adjustments made by the entity, such as fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies.
[2]	As the financial statements as of the end of December are not available, the Group applied the equity method by using the financial statements as of the end of November 2013 and adjusted for the effects of significant transactions or events that occur between the date of those financial statements and the date of the consolidated financial statements.
[3]	As the financial statements as of the end of December are not available, the Group applied the equity method by using the financial statements as of the end of September 2013 and adjusted for the effects of significant transactions or events that occur between the date of those financial statements and the date of the consolidated financial statements.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of Korean won)	2012[1]
	Total assets		Total liabilities		Paid-in capital		Equity		Share of net asset amount		Unrealized gains and losses and others		Carrying amount
Balhae Infrastructure Fund	￦	993,838	￦	2,138	￦	993,030	￦	991,700	￦	125,004	￦	—	￦	125,004
Korea Credit Bureau Co., Ltd.		55,944		13,834		10,000		42,110		3,790		—		3,790
UAMCO., Ltd.		4,906,010		4,215,061		2,430		690,949		120,916		18,844		139,760
JSC Bank CenterCredit		7,824,619		7,142,759		546,794		681,860		257,996		23,893		281,889
KB06-1 Venture Investment Partnership		3,989		148		7,000		3,841		1,920		—		1,920
KB08-1 Venture Investment Partnership		29,882		535		19,500		29,347		19,565		—		19,565
KB12-1 Venture Investment Partnership		14,926		2		15,000		14,924		11,939		61		12,000
KoFC KBIC Frontier Champ 2010-5(PEF)		57,779		257		64,300		57,522		17,257		1,929		19,186
United PF 1st Recovery Private Equity Fund		1,153,268		17,886		1,081,400		1,135,382		201,182		(5,757)		195,425
CH Engineering Co., Ltd.[2]		1,088		833		158		255		107		(107)		—
Kores Co., Ltd.[3]		75,750		67,105		11,099		8,645		1,384		—		1,384
KB GwS Private Securities Investment Trust		465,690		503		425,814		465,187		97,364		(1,255)		96,109
Incheon Bridge Co., Ltd.		765,522		754,646		164,621		10,876		1,630		—		1,630
KoFC POSCO HANHWA KB shared growth Private Equity Fund		23,337		913		25,000		22,424		4,485		498		4,983
KB Star office Private real estate Investment Trust No.1		217,732		121,256		95,000		96,476		20,311		—		20,311

									￦	884,850	￦	38,106	￦	922,956

[1]	The amounts included in the financial statements of the associates are adjusted to reflect adjustments made by the entity, such as fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies.
[2]	As the financial statements as of the end of December are not available, the Group applied the equity method by using the financial statements as of the end of November 2012 and adjusted for the effects of significant transactions or events that occur between the date of those financial statements and the date of the consolidated financial statements.
[3]	As the financial statements as of the end of December are not available, the Group applied the equity method by using the financial statements as of the end of September 2012 and adjusted for the effects of significant transactions or events that occur between the date of those financial statements and the date of the consolidated financial statements.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of Korean won)	2012
	Operating revenues		Profit (loss)		Other comprehensive income(loss)		Comprehensive income(loss)		Dividends
Balhae Infrastructure Fund	￦	67,825	￦	61,514	￦	—	￦	61,514	￦	7,747
Korea Credit Bureau Co., Ltd.		47,660		5,019		—		5,019		—
UAMCO., Ltd.		599,570		95,828		—		95,828		—
JSC Bank CenterCredit		269,586		(30,343)		(62,892)		(93,235)		3
KB06-1 Venture Investment Partnership		45		(759)		(260)		(1,019)		—
KB08-1 Venture Investment Partnership		6,678		5,245		(373)		4,872		—
KB12-1 Venture Investment Partnership		63		(76)		—		(76)		—
KoFC KBIC Frontier Champ 2010-5(PEF)		1,870		(6,635)		(124)		(6,759)		—
United PF 1st Recovery Private Equity Fund		98,873		48,040		—		48,040		—
CH Engineering Co., Ltd.[1]		714		(42)		—		(42)		—
Kores Co., Ltd.[2]		72,622		190		—		190		—
KB GwS Private Securities Investment Trust		39,881		39,373		—		39,373		—
Incheon Bridge Co., Ltd.		68,711		(29,451)		—		(29,451)		—
KoFC POSCO HANHWA KB shared growth Private Equity Fund		106		(1,900)		(676)		(2,576)		—
KB Star office Private real estate Investment Trust No.1		2,865		1,476		—		1,476		—

[1]	As the financial statements as of the end of December are not available, the Group applied the equity method by using the financial statements as of the end of November 2012 and adjusted for the effects of significant transactions or events that occur between the date of those financial statements and the date of the consolidated financial statements.
[2]	As the financial statements as of the end of December are not available, the Group applied the equity method by using the financial statements as of the end of September 2012 and adjusted for the effects of significant transactions or events that occur between the date of those financial statements and the date of the consolidated financial statements.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The changes in investments in associates for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Beginning		Acquisition and others		Disposal		Dividends		Gains (losses)		Other comprehensive income		Impairment losses		Ending
Balhae Infrastructure Fund	￦	125,004	￦	—	￦	—	￦	(6,299)	￦	6,263	￦	—	￦	—	￦	124,968
Korea Credit Bureau Co., Ltd.		3,790		—		—		—		395		—		—		4,185
UAMCO., Ltd.		139,760		—		—		—		11,066		—		—		150,826
JSC Bank CenterCredit		281,889		—		—		(3)		(204,312)		(9,464)		—		68,110
KB06-1 Venture Investment Partnership		1,920		—		(1,000)		—		(75)		16		—		861
KB08-1 Venture Investment Partnership		19,565		—		(7,700)		(3,000)		176		304		—		9,345
KB12-1 Venture Investment Partnership		12,000		11,200		—		—		—		—		—		23,200
KoFC KBIC Frontier Champ 2010-5(PEF)		19,186		9,390		(132)		—		104		—		—		28,548
United PF 1st Recovery Private Equity Fund		195,425		—		—		—		2,516		—		—		197,941
Kores Co., Ltd.		1,384		—		—		—		91		450		(420)		1,505
KB GwS Private Securities Investment Trust		96,109		—		—		(6,960)		8,639		—		—		97,788
Incheon Bridge Co., Ltd.		1,630		—		—		—		(1,630)		—		—		—
KoFC POSCO HANHWA KB shared growth Private Equity Fund		4,983		6,220		—		—		(972)		98		—		10,329
KB Start-up Creation Fund		—		4,000		—		—		30		—		—		4,030
Terra Corporation		—		—		—		—		4		—		—		4
Ssangyong Engineering & Construction Co., Ltd.[1]		—		28,779		—		—		(8,200)		(1,176)		(19,403)		—
KB Star office Private real estate Investment Trust No.1		20,311		—		—		(1,751)		1,787		—		—		20,347

	￦	922,956	￦	59,589	￦	(8,832)	￦	(18,013)	￦	(184,118)	￦	(9,772)	￦	(19,823)	￦	741,987

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of Korean won)	2012
	Beginning		Acquisition and others		Disposal		Dividends		Gains (losses)		Other comprehensive income		Impairment losses		Ending
Balhae Infrastructure Fund	￦	128,778	￦	2,660	￦	(6,440)	￦	(7,747)	￦	7,753	￦	—	￦	—	￦	125,004
Korea Credit Bureau Co., Ltd.		3,766		—		—		—		354		(330)		—		3,790
UAMCO., Ltd.		109,531		—		—		—		30,229		—		—		139,760
JSC Bank CenterCredit[2]		365,059		—		—		(3)		(6,257)		(43,097)		(33,813)		281,889
KB06-1 Venture Investment Partnership		3,930		—		(1,500)		—		(380)		(130)		—		1,920
KB08-1 Venture Investment Partnership		23,316		—		(7,000)		—		3,497		(248)		—		19,565
KB12-1 Venture Investment Partnership		—		12,000		—		—		—		—		—		12,000
KoFC KBIC Frontier Champ 2010-5(PEF)		17,310		1,980		—		—		(104)		—		—		19,186
United PF 1st Recovery Private Equity Fund		143,437		43,617		(402)		—		8,773		—		—		195,425
Kores Co., Ltd.		—		634		—		—		273		477		—		1,384
KB GwS Private Securities Investment Trust		—		90,989		(1,865)		—		6,985		—		—		96,109

Incheon Bridge Co., Ltd.		—		24,677		—		—		(22,916)		(131)		—		1,630
KoFC POSCO HANHWA KB shared growth Private Equity Fund		—		5,000		—		—		(17)		—		—		4,983
KB Star office Private real estate Investment Trust No.1		—		20,000		—		—		311		—		—		20,311

	￦	795,127	￦	201,557	￦	(17,207)	￦	(7,750)	￦	28,501	￦	(43,459)	￦	(33,813)	￦	922,956

[1]	Impairment recognized on reorganization proceedings filed on December 30, 2013.
[2]	Soundness in the assets of Kazakhstan banks has been deteriorating due to depression of its domestic economy mainly driven by the global credit crunch. The Group recognized impairment loss in investment of JSC Bank CenterCredit because the Group judged the recovery of JSC Bank CenterCredit’s financial soundness to have been delayed and assessed the economic condition in Kazakhstan as not recovering in the near future.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Accumulated unrecognized share of losses in investments in associates due to discontinuation of applying the equity method for the year ended December 31, 2013 and 2012, are as follows:

	2013				2012
	Unrecognized loss		Accumulated unrecognized loss		Unrecognized loss		Accumulated unrecognized loss
Incheon Bridge Co., Ltd.	￦	429	￦	429	￦	—	￦	—
CH Engineering Co., Ltd.		43		94		51		51
Shinla Construction Co., Ltd.		41		100		59		59

14. Property and Equipment, and Investment Property

The details of property and equipment as of December 31, 2013 and 2012, are as follows:

	2013
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount

Land	￦	1,914,966	￦	—	￦	—	￦	1,914,966
Buildings		1,151,223		(328,701)		(2,117)		820,405
Leasehold improvements		545,936		(495,966)		—		49,970
Equipment and vehicles		1,437,687		(1,328,503)		—		109,184
Construction in-progress		—		—		—		—
Financial lease assets		66,641		(57,741)		—		8,900

	￦	5,116,453	￦	(2,210,911)	￦	(2,117)	￦	2,903,425

	2012
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount

Land	￦	1,933,325	￦	—	￦	(581)	￦	1,932,744
Buildings		1,143,131		(304,630)		(2,661)		835,840
Leasehold improvements		504,581		(454,954)		—		49,627
Equipment and vehicles		1,432,424		(1,323,543)		—		108,881
Construction in-progress		893		—		—		893
Financial lease assets		55,908		(46,141)		—		9,767

	￦	5,070,262	￦	(2,129,268)	￦	(3,242)	￦	2,937,752

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The changes in property and equipment for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)
	2013
	Beginning		Acquisition		Transfers[1]		Disposal		Depreciation		Others		Ending

Land	￦	1,932,744	￦	102	￦	(17,640)	￦	(167)	￦	—	￦	(73)	￦	1,914,966
Buildings		835,840		776		11,386		(219)		(27,136)		(242)		820,405
Leasehold improvements		49,627		736		32,718		(22)		(42,307)		9,218		49,970
Equipment and vehicles		108,881		77,051		—		(234)		(76,553)		39		109,184
Construction in-progress		893		51,268		(52,161)		—		—		—		—
Financial lease assets		9,767		10,734		—		—		(11,601)		—		8,900

	￦	2,937,752	￦	140,667	￦	(25,697)	￦	(642)	￦	(157,597)	￦	8,942	￦	2,903,425

(In millions of Korean won)
	2012
	Beginning		Acquisition		Transfers[1]		Disposal		Depreciation		Others		Ending

Land	￦	1,941,159	￦	40	￦	(6,505)	￦	(1,878)	￦	—	￦	(72)	￦	1,932,744
Buildings		850,618		843		14,217		(2,667)		(26,927)		(244)		835,840
Leasehold improvements		52,045		2,409		31,537		(61)		(38,965)		2,662		49,627
Equipment and vehicles		145,369		61,427		—		(352)		(97,461)		(102)		108,881
Construction in-progress		1,074		49,646		(49,827)		—		—		—		893
Financial lease assets		10,061		12,152		—		—		(12,446)		—		9,767

	￦	3,000,326	￦	126,517	￦	(10,578)	￦	(4,958)	￦	(175,799)	￦	2,244	￦	2,937,752

[1]	Including transfers from investment property and assets held for sale.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The changes in accumulated impairment losses of property and equipment for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)
2013
Beginning	Impairment		Reversal		Others		Ending
￦ (3,242)	￦	—	￦	—	￦	1,125	￦ (2,117)

(In millions of Korean won)
2012
Beginning	Impairment		Reversal		Others		Ending
￦ (3,242)	￦	—	￦	—	￦	—	￦ (3,242)

The details of investment property as of December 31, 2013 and 2012, are as follows:

	2013
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Carrying amount

Land	￦	122,190	￦	—	￦	122,190
Buildings		89,001		(10,186)		78,815

	￦	211,191	￦	(10,186)	￦	201,005

	2012
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Carrying amount

Land	￦	70,046	￦	—	￦	70,046
Buildings		30,761		(8,603)		22,158

	￦	100,807	￦	(8,603)	￦	92,204

The valuation technique and input variables that are used to measure the fair value of investment property as of December 31, 2013, are as follows:

(In millions of Korean won)	2013
	Fair Value		Valuation technique	Inputs

Land and Buildings	￦	221,884	Cost model	- Price per square meter - Replacement cost

As of December 31, 2013 and 2012, the fair values of the investment properties amounts to ￦221,884 million and ￦87,130 million, respectively. The investment properties were measured by qualified independent appraisers with experience in valuing similar properties in the same area. In addition, per the fair value hierarchy on Note 6.1, the fair value hierarchy of all investment properties has been categorized and classified as Level 3.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Rental income from the above investment properties for the years ended December 31, 2013 and 2012, amounts to ￦5,016 million and ￦856 million, respectively.

The changes in investment property for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Beginning		Acquisitions		Transfers		Depreciation		Ending

Land	￦	70,046	￦	56,056	￦	(3,912)	￦	—	￦	122,190
Buildings		22,158		58,553		(74)		(1,822)		78,815

	￦	92,204	￦	114,609	￦	(3,986)	￦	(1,822)	￦	201,005

(In millions of Korean won)	2012
	Beginning		Transfers		Depreciation		Ending

Land	￦	68,844	￦	1,202	￦	—	￦	70,046
Buildings		22,067		812		(721)		22,158

	￦	90,911	￦	2,014	￦	(721)	￦	92,204

Property and equipment insured as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)
Type	Assets insured	2013		2012		Insurance company
		Insurance coverage

General property insurance	Buildings[1]	￦	991,003	￦	1,100,997	Samsung Fire & Marine Insurance Co., Ltd. and others
	Leasehold improvements		109,107		107,374
	Equipment and vehicles and others		76,084		82,833

		￦	1,176,194	￦	1,291,204

[1]	Buildings include office buildings, investment properties and assets held for sale.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

15. Intangible Assets

The details of intangible assets as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Goodwill	￦	66,490	￦	—	￦	—	￦	66,490
Other intangible assets		696,380		(532,794)		(5,492)		158,094

	￦	762,870	￦	(532,794)	￦	(5,492)	￦	224,584

(In millions of Korean won)	2012
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Goodwill	￦	66,490	￦	—	￦	—	￦	66,490
Other intangible assets		655,786		(452,657)		(4,801)		198,328

	￦	722,276	￦	(452,657)	￦	(4,801)	￦	264,818

The details of goodwill as of December 31, 2013 and 2012, are as follows:

	2013				2012
(In millions of Korean won)	Acquisition cost		Carrying amount		Acquisition cost		Carrying amount
Housing & Commercial Bank	￦	65,288	￦	65,288	￦	65,288	￦	65,288
KB Cambodia Bank		1,202		1,202		1,202		1,202

	￦	66,490	￦	66,490	￦	66,490	￦	66,490

There is no change in goodwill for the years ended December 31, 2013 and 2012.

The details of allocating goodwill to cash-generating units and related information for impairment testing as of December 31, 2013, are as follows:

(In millions of Korean won)
	Housing & Commercial Bank
	Retail Banking	Corporate Banking	KB Cambodia Bank	Total

Carrying amounts	49,315	15,973	1,202	66,490
Recoverable amount exceeded carrying amount	40,254	2,814,955	21,506	2,876,715
Discount rate (%)	13.3	13.0	26.3
Permanent growth rate (%)	3.0	3.0	3.4

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Goodwill is allocated to cash-generating units that are expected to benefit from the synergies of the combination for impairment testing, and cash-generating units consist of an operating segment or units which are not larger than an operating segment. The Group recognized the amount of ￦65,288 million related to goodwill acquired in the merger of Housing & Commercial Bank. Of those respective amounts, the amounts of ￦49,315 million and ￦15,973 million were allocated to the Retail Banking and Corporate Banking, respectively. Cash-generating units to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired, by comparing the carrying amount of the unit, including the goodwill, with the recoverable amount of the unit.

The recoverable amount of a cash-generating unit is measured at the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell is the amount obtainable from the sale in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. If it is difficult to measure the amount obtainable from the sale of the cash-generating unit, the Group measures the fair value less costs to sell by reflecting the characteristics of the measured cash-generating unit. If it is not possible to obtain the reliable information to measure the fair value less costs to sell, the Group uses the asset’s value in use as its recoverable amount. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit. The projections of the future cash flows are based on the most recent financial budget approved by management and generally cover a period of five years. The future cash flows after projection period are estimated on the assumption that the future cash flows will increase by 3.0% for Retail Banking, Corporate Banking and 3.4% for KB Cambodia Bank every year. The key assumptions used for the estimation of the future cash flows are the market size and the Group’s market share. The discount rate is a pre-tax rate that reflects assumptions regarding risk-free interest rate, market risk premium and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The details of intangible assets, excluding goodwill, as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	￦	1,245	￦	(881)	￦	—	￦	364
Software		539,293		(460,775)		—		78,518
Other intangible assets		126,391		(49,743)		(5,492)		71,156
Finance leases assets		29,451		(21,395)		—		8,056

	￦	696,380	￦	(532,794)	￦	(5,492)	￦	158,094

(In millions of Korean won)	2012
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	￦	1,146	￦	(773)	￦	—	￦	373
Software		518,902		(391,276)		—		127,626
Other intangible assets		112,325		(44,284)		(4,801)		63,240
Finance leases assets		23,413		(16,324)		—		7,089

	￦	655,786	￦	(452,657)	￦	(4,801)	￦	198,328

The changes in intangible assets, excluding goodwill, for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)
	2013
	Beginning		Acquisition		Disposal		Amortization		Others		Ending
Industrial property rights	￦	373	￦	104	￦	—	￦	(111)	￦	(2)	￦	364
Software		127,626		21,196		—		(69,499)		(805)		78,518
Other intangible assets[1]		63,240		24,674		(2,981)		(6,150)		(7,627)		71,156
Finance leases assets		7,089		6,036		—		(5,069)		—		8,056

	￦	198,328	￦	52,010	￦	(2,981)	￦	(80,829)	￦	(8,434)	￦	158,094

(In millions of Korean won)
	2012
	Beginning		Acquisition		Disposal		Amortization		Others		Ending
Industrial property rights	￦	62	￦	408	￦	—	￦	(82)	￦	(15)	￦	373
Software		177,926		33,605		(2)		(83,903)		—		127,626
Other intangible assets[1]		56,176		15,551		(1,800)		(5,244)		(1,443)		63,240
Finance leases assets		8,416		4,353		—		(5,680)		—		7,089

	￦	242,580	￦	53,917	￦	(1,802)	￦	(94,909)	￦	(1,458)	￦	198,328

[1]	Membership rights of other intangible assets with indefinite useful lives recognized impairment losses because their recoverable amount is lower than their carrying amount.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The changes in accumulated impairment losses on intangible assets for the years ended December 31, 2013 and 2012, are as follows:

	2013
(In millions of Korean won)	Beginning	Impairment	Reversal		Others		Ending
Accumulated impairment losses on intangible assets	￦ (4,801)	￦ (723)	￦	24	￦	8	￦ (5,492)

	2012
(In millions of Korean won)	Beginning	Impairment	Reversal		Others		Ending
Accumulated impairment losses on intangible assets	￦ (3,489)	￦ (1,358)	￦	2	￦	44	￦ (4,801)

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

16. Deferred income tax assets and liabilities

The details of deferred income tax assets and liabilities as of December 31, 2013 and 2012, are as follows:

	2013
(In millions of Korean won)	Assets		Liabilities		Net amount

Other provisions	￦	78,295	￦	—	￦	78,295
Impairment losses on property and equipment		2,873		—		2,873
Interest on equity index-linked deposits		340		—		340
Share-based payments		8,241		—		8,241
Provisions for guarantees		50,461		—		50,461
Gains(losses) from valuation on derivatives		—		(13,196)		(13,196)
Present value discount		195		—		195
Gains(losses) from fair value hedged		16,670		—		16,670
Accrued interest		—		(60,327)		(60,327)
Deferred loan origination fees and costs		—		(93,960)		(93,960)
Gains from revaluation		—		(273,806)		(273,806)
Investments in subsidiaries and associates		69,706		(59,923)		9,783
Others		417,242		(262,732)		154,510

		644,023		(763,944)		(119,921)
Offsetting of deferred income tax assets and liabilities		(643,580)		643,580		—

Total	￦	443	￦	(120,364)	￦	(119,921)

	2012
(In millions of Korean won)	Assets		Liabilities		Net amount

Other provisions	￦	76,775	￦	—	￦	76,775
Impairment losses on property and equipment		2,111		—		2,111
Interest on equity index-linked deposits		722		—		722
Share-based payments		6,044		—		6,044
Provisions for guarantees		50,396		—		50,396
Gains(losses) from valuation on derivatives		—		(36,789)		(36,789)
Present value discount		59		—		59
Gains(losses) from fair value hedged		30,802		—		30,802
Accrued interest		—		(63,382)		(63,382)
Deferred loan origination fees and costs		—		(84,215)		(84,215)
Gains from revaluation		—		(274,170)		(274,170)
Investments in subsidiaries and associates		46,859		(75,590)		(28,731)
Others		354,006		(228,531)		125,475

		567,774		(762,677)		(194,903)
Offsetting of deferred income tax assets and liabilities		(567,327)		567,327		—

Total	￦	447	￦	(195,350)	￦	(194,903)

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Unrecognized deferred income tax liabilities

No deferred income tax liabilities have been recognized for the taxable temporary difference of ￦118,749 million associated with investments in subsidiaries and associates as of December 31, 2013, due to the following reasons:

•	The Group is able to control the timing of the reversal of the temporary difference.

•	It is probable that the temporary difference will not be reversed in the foreseeable future.

No deferred income tax liabilities have been recognized for the taxable temporary difference of ￦65,288 million arising from the initial recognition of goodwill from the merger of Housing and Commercial Bank as of December 31, 2013.

Unrecognized deferred income tax assets

No deferred income tax assets have been recognized for the deductible temporary difference of ￦595,196 million associated with investment in subsidiaries and associates as of December 31, 2013, because it is not probable that the temporary differences will be reversed in the foreseeable future.

No deferred income tax assets have been recognized for deductible temporary differences of ￦250 million, ￦80,204 million and ￦13,376 million associated other provisions, loss on SPE repurchase and others, respectively, as of December 31, 2013, due to the uncertainty that these will be realized in the future.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The changes in cumulative temporary differences for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Beginning		Decrease		Increase		Ending

Deductible temporary differences
Gains(losses) from fair value hedge	￦	127,281	￦	127,281	￦	68,884	￦	68,884
Other provisions		318,070		318,070		323,781		323,781
Impairment losses on property and equipment		8,723		8,723		11,873		11,873
Interest on equity index-linked deposits		2,985		2,985		1,407		1,407
Share-based payments		24,986		24,986		34,053		34,053
Provisions for guarantees		208,247		208,247		208,517		208,517
Present value discount		245		245		804		804
Loss on SPE repurchase		80,204		—		—		80,204
Investment in subsidiaries and associates		591,676		7,737		298,789		882,728
Others		1,469,644		698,775		966,591		1,737,460

		2,832,061	￦	1,397,049	￦	1,914,699		3,349,711

Unrecognized deferred income tax assets:
Share-based payments		10						—
Other provisions		817						250
Loss on SPE repurchase		80,204						80,204
Investment in subsidiaries and associates		398,516						595,196
Others		6,870						13,376

	￦	2,345,644					￦	2,660,685
Tax rate (%)		24.2						24.2

Total deferred income tax assets from deductible temporary differences	￦	567,774					￦	644,023

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of Korean won)	2013
	Beginning		Decrease		Increase		Ending
Taxable temporary differences
Accrued interest	￦	(261,908)	￦	(216,665)	￦	(204,043)	￦	(249,286)
Deferred loan origination costs fees and costs		(347,996)		(347,996)		(388,266)		(388,266)
Gains from valuation on derivatives		(152,020)		(152,020)		(54,531)		(54,531)
Goodwill from merger		(65,288)		—		—		(65,288)
Gains from revaluation		(1,132,933)		(1,504)		—		(1,131,429)
Investment in subsidiaries and associates		(395,186)		(80,596)		(50,834)		(365,424)
Others		(944,473)		(376,881)		(519,495)		(1,087,087)

		(3,299,804)	￦	(1,175,662)	￦	(1,217,169)		(3,341,311)

Unrecognized deferred income tax liabilities:
Goodwill from merger		(65,288)						(65,288)
Investments in subsidiaries and associates		(83,745)						(118,749)

	￦	(3,150,771)					￦	(3,157,274)
Tax rate (%)		24.2						24.2

Total deferred income tax liabilities from deductible temporary differences	￦	(762,677)					￦	(763,944)

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of Korean won)	2012
	Beginning		Decrease		Increase		Ending

Deductible temporary differences
Gains(losses) from fair value hedge	￦	109,596	￦	109,596	￦	127,281	￦	127,281
Other provisions		294,862		294,862		318,070		318,070
Impairment losses on property and equipment		12,666		12,666		8,723		8,723
Interest on equity index-linked deposits		7,378		7,378		2,985		2,985
Share-based payments		19,138		19,138		24,986		24,986
Provisions for guarantees		310,950		310,950		208,247		208,247
Present value discount		303		303		245		245

Loss on SPE repurchase		80,204		—		—		80,204
Investment in subsidiaries and associates		443,215		4,930		153,391		591,676
Others		1,321,572		874,294		1,022,366		1,469,644

		2,599,884	￦	1,634,117	￦	1,866,294		2,832,061

Unrecognized deferred income tax assets:
Share-based payments		2,546						10
Other provisions		365						817
Loss on SPE repurchase		80,204						80,204
Investment in subsidiaries and associates		339,405						398,516
Others		5,224						6,870

	￦	2,172,140					￦	2,345,644
Tax rate (%)		24.2						24.2

Total deferred income tax assets from deductible temporary differences	￦	525,347					￦	567,774

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of Korean won)	2012
	Beginning		Decrease		Increase		Ending
Taxable temporary differences
Accrued interest	￦	(325,170)	￦	(284,430)	￦	(221,168)	￦	(261,908)
Deferred loan origination costs fees and costs		(400,199)		(400,199)		(347,996)		(347,996)
Gains from valuation on derivatives		(452,179)		(452,179)		(152,020)		(152,020)
Goodwill from merger		(65,288)		—		—		(65,288)
Gains from revaluation		(1,133,280)		(347)		—		(1,132,933)
Investment in subsidiaries and associates		(301,940)		(562)		(93,808)		(395,186)
Others		(844,539)		(71,019)		(170,953)		(944,473)

		(3,522,595)	￦	(1,208,736)	￦	(985,945)		(3,299,804)

Unrecognized deferred income tax liabilities:
Goodwill from merger		(65,288)						(65,288)
Investments in subsidiaries and associates		(53,291)						(83,745)

	￦	(3,404,016)					￦	(3,150,771)
Tax rate (%)		24.2						24.2

Total deferred income tax liabilities from deductible temporary differences	￦	(823,586)					￦	(762,677)

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

17. Other Assets

The details of other assets as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Other financial assets
Other receivables	￦	2,820,204	￦	2,491,131
Accrued income		792,882		873,779
Guarantee deposits		1,334,257		1,317,176
Domestic exchange settlement debits		723,886		2,222,162
Others		19,089		23,964
Allowances for loan losses		(527,114)		(524,661)
Present value discount		(555)		(449)

		5,162,649		6,403,102

Other non-financial assets
Other receivables		528		32,583
Prepaid expenses		221,160		196,262
Guarantee deposits		3,663		3,749
Others		65,351		67,710
Allowances on other assets		(16,146)		(7,820)

		274,556		292,484

	￦	5,437,205	￦	6,695,586

The changes in allowances for loan losses on other assets for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Other financial assets		Other non- financial assets		Total
Beginning	￦	524,661	￦	7,820	￦	532,481
Written-off		(5,474)		(6,715)		(12,189)
Provision		7,927		15,041		22,968

Ending	￦	527,114	￦	16,146	￦	543,260

(In millions of Korean won)	2012
	Other financial assets		Other non- financial assets		Total
Beginning	￦	288,080	￦	7,981	￦	296,061
Written-off		(30,044)		(4,188)		(34,232)
Provision		48,301		4,027		52,328
Others		218,324		—		218,324

Ending	￦	524,661	￦	7,820	￦	532,481

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

18. Assets held for sale

Fair value measurement of assets held for sale

The details of assets held for sale as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
Land	￦	21,380	￦	(5,109)	￦	16,271	￦	16,271
Buildings		9,634		(4,978)		4,656		4,656

	￦	31,014	￦	(10,087)	￦	20,927	￦	20,927

(In millions of Korean won)	2012
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
Land	￦	5,287	￦	(2,613)	￦	2,674	￦	2,674
Buildings		5,741		(3,146)		2,595		2,595

	￦	11,028	￦	(5,759)	￦	5,269	￦	5,269

[1]	Acquisition cost of buildings held for sale is net of accumulated depreciation.

The valuation technique and input variables that are used to measure the fair value of assets held for sale as of December 31, 2013, are as follows:

(In millions of Korean won)	2013
	Fair value		Valuation technique[1]	Unobservable inputs[2]	Range of unobservable inputs (%)	Effect of unobservable inputs on fair value
Land and buildings	￦	20,927	Market comparison approach model	Adjustment index	-2.98 ~ 2.72	Fair value increases as the adjustment index rises
				Adjustment ratio	-20 ~ 0	Fair value decreases as the absolute value of adjustment ratio rises

[1]	The Group adjusted the appraisal value by the adjustment ratio in the event the public sale is unsuccessful.
[2]	Adjustment index is calculated using the real estate index or the producer price index, or land price volatility.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The fair values of assets held for sale were measured by qualified independent appraisers with experience in valuing similar properties in the same area. In addition, per the fair value hierarchy on Note 6.1, the fair value hierarchy of all investment properties has been categorized and classified as Level 3.

The changes in accumulated impairment losses of assets held for sale for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)
2013
Beginning	Provision	Reversal		Others		Ending
￦ (5,759)	￦ (9,044)	￦	—	￦	4,716	￦ (10,087)

(In millions of Korean won)
2012
Beginning	Provision	Reversal		Others		Ending
￦ (6,247)	￦ (5,708)	￦	—	￦	6,196	￦ (5,759)

As of December 31, 2013, assets held for sale consist of ten real estates of closed offices and one real estate acquired through execution of security right, which the management of the Group was committed to a plan to sell, but not sold by December 31, 2013. As of December 31, 2013, three assets out of above assets held for sale are under negotiation for sale and the remaining eight assets are also being actively marketed.

19. Deposits

Deposits as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Deposits	￦	200,967,688	￦	197,232,970
Deferred financing costs		—		(3)

	￦	200,967,688	￦	197,232,967

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The details of deposits as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Demand deposits in Korean won
Checking deposits	￦	322,389	￦	267,223
Household checking deposits		467,229		434,814
Special deposits		2,705,704		3,093,286
Ordinary deposits		24,570,520		21,491,888
Public fund deposits		75,127		68,600
Treasury deposits		5,148		5,256
General savings deposits		28,077,274		24,668,545
Corporate savings deposits		10,813,213		10,557,698
Nonresident’s deposit in Korean won		67,468		31,614
Nonresident’s free deposit in Korean won		15,002		2,818
Other demand deposits		28,008		—

		67,147,082		60,621,742

Demand deposits in foreign currencies
Checking deposits		251,072		98,478
Ordinary deposits		2,471,292		1,812,227
Special deposits		5,325		1,316
Others		52,765		—

		2,780,454		1,912,021

		69,927,536		62,533,763

Time deposits in Korean won
Time deposits		108,144,843		114,399,836
Installment savings deposits		11,069,012		7,079,286
Good-sum formation savings		422,486		319
Nonresident’s deposit in Korean won		151,853		222,586
Long-term savings deposits for workers		1,543		1,692
Nonresident’s free deposit in Korean won		41,085		92,011
Long-term housing savings deposits		2,055,708		3,076,863
Long-term savings for households		190		206
Preferential savings deposits for workers		244		323
Mutual installment deposits		1,478,473		1,143,424
Mutual installment for housing		853,392		1,005,752
Others		3,093,949		2,944,666

		127,312,778		129,966,964

Time deposits in foreign currencies
Time deposits		2,082,865		2,954,348
Installment savings deposits		4,035		2,131
Others		16,195		23,697

		2,103,095		2,980,176

		129,415,873		132,947,140

Certificates of deposits		1,624,279		1,752,067

Total deposits	￦	200,967,688	￦	197,232,970

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

20. Debts

The details of debts as of December 31, 2013 and 2012, consist of:

(In millions of Korean won)	2013		2012
Borrowings	￦	10,541,705	￦	11,208,470
Bonds sold under repurchase agreements and others		460,249		826,122
Call money		2,567,969		2,596,926

	￦	13,569,923	￦	14,631,518

The details of borrowings as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)		Lender	Annual interest rate (%)	2013		2012
Borrowings in Korean won	Borrowings from the Bank of Korea	Bank of Korea	0.50 ~ 1.00	￦	557,998	￦	781,787
	Borrowings from the government	KEMCO and others	0.00 ~ 5.00		626,593		626,059
	Borrowings from banking institutions	Industrial Bank of Korea	2.12 ~ 2.42		1,877		3,398
	Borrowings from non-banking financial institutions	Korea Development Bank	1.17 ~ 2.70		142,511		138,491
	Other borrowings	Korea Finance Corporation and others	0.00 ~ 5.30		3,361,261		2,880,848

					4,690,240		4,430,583

Borrowings in foreign currencies	Due to banks	Deutsche Bank Trust Company America and others	0.00 ~ 0.55		158,179		52,187
	Borrowings from banking institutions	Sumitomo Mitsui Banking Corp. and others	0.27 ~ 4.45		3,831,929		4,312,615
	Borrowings from other financial institutions	Korea Finance Corporation	1.01 ~ 1.38		3,166		5,195
	Other borrowings	JP Morgan Chase Bank N.A. and others	—		1,858,191		2,407,890

					5,851,465		6,777,887

				￦	10,541,705	￦	11,208,470

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The details of bonds sold under repurchase agreements and others as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)
	Lenders	Annual interest rate (%)	2013		2012

Bonds sold under repurchase agreements	Individuals, groups, corporations	0.74 ~ 3.69	￦	382,779	￦	735,439
Bills sold	Counter sale	1.60 ~ 2.70		77,470		90,683

			￦	460,249	￦	826,122

The details of call money as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)
	Lenders	Annual interest rate (%)	2013		2012

Call money in Korean won	Woori Bank and others	2.32 ~ 2.47	￦	1,569,400	￦	2,018,100
Call money in foreign currencies	Centralbank Uzbekistan and others	0.17 ~ 5.23		998,569		578,826

			￦	2,567,969	￦	2,596,926

Call money and borrowings from financial institutions as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Bank of Korea		Other Banks		Others		Total
Call money	￦	1,001	￦	1,890,569	￦	676,399	￦	2,567,969
Borrowings		557,998		5,536,151		459,702		6,553,851

	￦	558,999	￦	7,426,720	￦	1,136,101	￦	9,121,820

(In millions of Korean won)	2012
	Bank of Korea		Other Banks		Others		Total
Call money	￦	—	￦	1,431,826	￦	1,165,100	￦	2,596,926
Borrowings		781,787		6,446,839		472,937		7,701,563

	￦	781,787	￦	7,878,665	￦	1,638,037	￦	10,298,489

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

21. Debentures

The details of debentures as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	Annual interest rate (%)	2013		2012
Debentures in Korean won
Hybrid capital instrument	—	￦	—	￦	100,000
Structured debentures	0.40 ~ 8.62		1,499,238		1,699,238
Subordinated fixed rate debentures in Korean won	3.08 ~ 7.70		8,648,474		7,896,780
Fixed rate debentures in Korean won	2.62 ~ 4.09		2,941,142		3,227,425
Floating rate debentures in Korean won	3.00 ~ 10.39		102,858		104,158

			13,191,712		13,027,601

Fair value adjustments on fair value hedged financial debentures in Korean won
Fair value adjustments on valuation of fair value hedged items (current year portion)			(31,577)		36,417
Fair value adjustments on valuation of fair value hedged items (prior year portion)			81,369		52,572

			49,792		88,989

Discount or premium on debentures in Korean won
Discount on debentures			(8,547)		(9,176)

			13,232,957		13,107,414

Debentures in foreign currencies
Floating rate debentures	1.11 ~ 1.64		826,770		438,453
Fixed rate debentures	0.40 ~ 7.25		2,335,059		2,553,814

			3,161,829		2,992,267

Fair value adjustments on fair value hedged debentures in foreign currencies
Fair value adjustments on valuation of fair value hedged items (current year portion)			(42,195)		(68,212)
Fair value adjustments on valuation of fair value hedged items (prior year portion)			(130,011)		(69,061)

			(172,206)		(137,273)

Discount or premium on debentures in foreign currencies
Discount on debentures			(9,822)		(12,912)

			2,979,801		2,842,082

		￦	16,212,758	￦	15,949,496

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The changes in debentures based on face value for the year ended December 31, 2013, are as follows:

	2013
(In millions of Korean won)	Beginning		Issues		Repayments		Others		Ending
Debentures in Korean won
Hybrid capital instrument	￦	100,000	￦	—	￦	(100,000)	￦	—	￦	—
Structured debentures		1,699,238		100,000		(300,000)		—		1,499,238
Subordinated fixed rate debentures in Korean won		7,896,780		1,000,000		(248,306)		—		8,648,474
Fixed rate debentures in Korean won		3,227,425		1,300,000		(1,586,283)		—		2,941,142
Floating rate debentures in Korean won		104,158		302,600		(303,900)		—		102,858

		13,027,601		2,702,600		(2,538,489)		—		13,191,712

Debentures in foreign currencies
Floating rate debentures		438,453		537,850		(176,050)		26,517		826,770
Fixed rate debentures		2,553,814		657,465		(772,364)		(103,856)		2,335,059

		2,992,267		1,195,315		(948,414)		(77,339)		3,161,829

	￦	16,019,868	￦	3,897,915	￦	(3,486,903)	￦	(77,339)	￦	16,353,541

The changes in debentures based on face value for the year ended December 31, 2012, are as follows:

	2012
(In millions of Korean won)	Beginning		Issues		Repayments		Others		Ending
Debentures in Korean won
Hybrid capital instrument	￦	100,000	￦	—	￦	—	￦	—	￦	100,000
Structured debentures		3,424,238		310,000		(2,035,000)		—		1,699,238
Subordinated fixed rate debentures in Korean won		7,995,571		1,800,000		(1,898,791)		—		7,896,780
Fixed rate debentures in Korean won		3,411,612		2,610,000		(2,794,187)		—		3,227,425
Floating rate debentures in Korean won		444,258		100,900		(441,000)		—		104,158

		15,375,679		4,820,900		(7,168,978)		—		13,027,601

Debentures in foreign currencies
Floating rate debentures		963,616		198,478		(682,622)		(41,019)		438,453
Fixed rate debentures		2,705,167		1,034,162		(1,042,992)		(142,523)		2,553,814

		3,668,783		1,232,640		(1,725,614)		(183,542)		2,992,267

	￦	19,044,462	￦	6,053,540	￦	(8,894,592)	￦	(183,542)	￦	16,019,868

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

22. Provisions

The details of provisions as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012

Provisions for unused loan commitments	￦	139,997	￦	147,257
Provisions for acceptances and guarantees		209,110		208,746
Provisions for asset retirement obligation		67,995		58,701
Other		122,635		122,647

	￦	539,737	￦	537,351

Provisions for unused loan commitments as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Commitments outstanding		Provision		Ratio (%)
Corporate loan commitments	￦	42,972,292	￦	101,876	0.24
Retail loan commitments		13,922,285		38,121	0.27

	￦	56,894,577	￦	139,997	0.25

(In millions of Korean won)	2012
	Commitments outstanding		Provision		Ratio (%)
Corporate loan commitments	￦	41,338,162	￦	106,094	0.26
Retail loan commitments		14,323,526		41,163	0.29

	￦	55,661,688	￦	147,257	0.26

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Provisions for acceptances and guarantees as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Acceptances and guarantees		Provision		Ratio (%)
Confirmed acceptances and guarantees in Korean won	￦	1,231,551	￦	42,596	3.46
Confirmed acceptances and guarantees in foreign currencies		4,532,037		96,077	2.12
Unconfirmed acceptances and guarantees		4,041,087		70,437	1.74

	￦	9,804,675	￦	209,110	2.13

(In millions of Korean won)	2012
	Acceptances and guarantees		Provision		Ratio (%)
Confirmed acceptances and guarantees in Korean won	￦	1,564,111	￦	33,547	2.14
Confirmed acceptances and guarantees in foreign currencies		3,609,636		75,859	2.10
Unconfirmed acceptances and guarantees		4,244,517		99,340	2.34

	￦	9,418,264	￦	208,746	2.22

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The changes in provisions for unused loan commitments, acceptances and guarantees for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Provisions for unused loan commitments		Provisions for acceptances and guarantees		Total

Beginning	￦	147,257	￦	208,746	￦	356,003
Effects of changes in foreign exchange rate		(165)		(961)		(1,126)
Provision(Reversal)		(7,095)		1,325		(5,770)

Ending	￦	139,997	￦	209,110	￦	349,107

(In millions of Korean won)	2012
	Provisions for unused loan commitments		Provisions for acceptances and guarantees		Total

Beginning	￦	146,873	￦	311,189	￦	458,062
Effects of changes in foreign exchange rate		(769)		(10,218)		(10,987)
Provision(Reversal)		1,153		(68,472)		(67,319)
Other		—		(23,753)		(23,753)

Ending	￦	147,257	￦	208,746	￦	356,003

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The changes in provisions for asset retirement obligation for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Beginning	￦	58,701	￦	55,632
Provision		3,184		2,394
Used		(1,836)		(1,246)
Unwinding of discount		1,994		2,354
Effects of changes in discount rate		5,952		(433)

Ending	￦	67,995	￦	58,701

Provisions for asset retirement obligation are present value of estimated costs to be incurred for restoration of the leased properties. Actual expenses are expected to be incurred at the end of each lease contract. Three-year historical data of expired leases were used to estimate the average lease year. Also, the average restoration expense based on actual three-year historical data and the three-year historical average inflation rate were used to estimate the present value of estimated costs.

The details of other provisions as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Provisions for membership rewards program	￦	69	￦	151
Dormant accounts		16,838		16,028
Provisions for litigations		3,257		2,977
Provisions for financial guarantee contracts		2,699		7,383
Others		99,772		96,108

	￦	122,635	￦	122,647

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The changes in other provisions for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)
	2013
	Membership rewards program		Dormant accounts		Litigations		Financial guarantee liability		Others		Total

Beginning	￦	151	￦	16,028	￦	2,977	￦	7,383	￦	96,108	￦	122,647
Provision(Reversal)		160		10,595		786		(4,684)		24,310		31,167
Used and Others		(242)		(9,785)		(506)		—		(20,646)		(31,179)

Ending	￦	69	￦	16,838	￦	3,257	￦	2,699	￦	99,772	￦	122,635

(In millions of Korean won)
	2012
	Membership rewards program		Dormant accounts		Litigations		Financial guarantee liability		Others		Total

Beginning	￦	250	￦	11,292	￦	5,489	￦	7,959	￦	79,930	￦	104,920
Provision(Reversal)		255		13,998		1,287		(576)		14,698		29,662
Used and Others		(354)		(9,262)		(3,799)		—		1,480		(11,935)

Ending	￦	151	￦	16,028	￦	2,977	￦	7,383	￦	96,108	￦	122,647

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

23. Net defined benefit liabilities

Defined benefit plan

The Group operates defined benefit plans which have the following characteristics:

•	The Group has the obligation to pay the agreed benefits to all its current and former employees.

•	Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Group.

The net defined benefit liability recognized in the statements of financial position is calculated by independent actuaries in accordance with actuarial valuation methods.

The defined benefit obligation is calculated using the Projected Unit Credit method (the ‘PUC’). Data used in the PUC such as interest rates, future salary increase rate, mortality rate and consumer price index are based on observable market data and historical data are updated annually.

Actuarial assumptions may differ from actual results, due to changes in the market, economic trends and mortality trends which may impact net defined benefit liabilities and future payments. Actuarial gains and losses arising from changes in actuarial assumptions are recognized in the year incurred through other comprehensive income.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The changes in the net defined benefit liabilities (assets) for the years ended December 31, 2013 and 2012, are as follows:

	2013
(In millions of Korean won)	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	￦	878,298	￦	(805,237)	￦	73,061
Current service cost		156,073		—		156,073
Interest cost(income)		31,030		(28,455)		2,575
Gain or loss on settlement		(4,244)		—		(4,244)
Remeasurements :
- Actuarial loss arising from changes in demographic assumptions		710		—		710
- Actuarial gain arising from changes in financial assumptions		(62,580)		—		(62,580)
- Actuarial loss arising from experience adjustment		6,109		—		6,109
- Return on plan assets (excluding amounts included in interest income)		—		952		952
Contributions		—		(116,803)		(116,803)
Payments from plans (settlement)		(65,493)		65,212		(281)
Payments from plans (benefit payments)		(30,355)		30,355		—
Payments from the Group		(3,715)		—		(3,715)
Transfer in		1,354		(1,354)		—
Transfer out		(1,093)		856		(237)
Exchange difference on foreign currency plans		(95)		—		(95)

Ending	￦	905,999	￦	(854,474)	￦	51,525

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

	2012
(In millions of Korean won)	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	￦	678,777	￦	(563,326)	￦	115,451
Current service cost		140,983		—		140,983
Interest cost(income)		29,092		(24,179)		4,913
Past service cost		12,675		—		12,675
Remeasurements :
- Actuarial gain arising from changes in demographic assumptions		(30,599)		—		(30,599)
- Actuarial loss arising from changes in financial assumptions		48,429		—		48,429
- Actuarial loss arising from experience adjustment		22,129		—		22,129
- Return on plan assets (excluding amounts included in interest income)		—		(1,353)		(1,353)
Contributions		—		(232,800)		(232,800)
Payments from plans (benefit payments)		(15,365)		15,365		—
Payments from the Group		(6,425)		—		(6,425)
Transfer in		424		(392)		32
Transfer out		(1,738)		1,448		(290)
Exchange difference on foreign currency plans		(84)		—		(84)

Ending	￦	878,298	￦	(805,237)	￦	73,061

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The details of the net defined benefit liabilities as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Present value of defined benefit obligation	￦	905,999	￦	878,298
Fair value of plan assets		(854,474)		(805,237)

Net defined benefit liabilities	￦	51,525	￦	73,061

The details of post-employment benefits recognized in profit or loss as employee compensation and benefits for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Current service cost	￦	156,073	￦	140,983
Interest expenses of net defined benefit liabilities		2,575		4,913
Past service cost		—		12,675
Gain or loss on settlement		(4,244)		—

Total	￦	154,404	￦	158,571

Remeasurements of net defined benefit liabilities recognized as other comprehensive income for the years ended December 31, 2013 and 2012, are as follows:

(in millions of Korean won)	2013		2012
Remeasurements:
- Actuarial loss(gain) arising from changes in demographic assumptions	￦	(710)	￦	30,599
- Actuarial gain(loss) loss arising from changes in financial assumptions		62,580		(48,429)
- Actuarial loss arising from experience adjustment		(6,109)		(22,129)
- Return on plan assets (excluding amounts included in interest income)		(952)		1,353
Income tax effects		(13,264)		9,343
Remeasurements after income tax	￦	41,545	￦	(29,263)

The details of fair value of plan assets as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Assets quoted in an active market		Assets not quoted in an active market		Total
Time deposits	￦	—	￦	849,336	￦	849,336
Repurchase agreements		—		5,138		5,138

	￦	—	￦	854,474	￦	854,474

(In millions of Korean won)	2012
	Assets quoted in an active market		Assets not quoted in an active market		Total
Time deposits	￦	—	￦	805,237	￦	805,237

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Key actuarial assumptions used as of December 31, 2013 and 2012, are as follows:

	Ratio (%)
	2013	2012
Discount rate (%)	4.00	3.55
Salary increase rate (%)	2.50 ~ 4.55	2.50 ~ 4.55
Turnover (%)	0.70	0.70

Mortality assumptions are based on the 7th experience-based mortality table of Korea Insurance Development Institute of 2012.

The sensitivity of the defined benefit obligation to changes in the principal assumptions as of December 31, 2013, is as follows:

(In millions of Korean won)		Effect on defined benefit obligation
	Changes in principal assumption	Decrease in principal assumption	Increase in principal assumption
Discount rate (%)	0.5%	4.95% decrease	5.33% increase
Salary increase rate (%)	0.5%	4.96% increase	4.66% decrease
Turnover (%)	0.5%	0.22% decrease	0.23% increase

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions using the same method, the projected unit credit method, is applied when calculating the defined benefit obligations recognized within the statement of financial position.

Expected maturity analysis of undiscounted pension benefits as of December 31, 2013, is as follows:

(in millions of Korean won)	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Between 5 and 10 years	Over 10 years	Total
Pension benefits	18,062	53,668	234,998	734,834	3,069,734	￦	4,111,296

The weighted average duration of the defined benefit obligations is 9.8 years.

Expected contributions to plan assets for periods post-December 31, 2013, is estimated to be approximately ￦150,000 million.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

24. Other liabilities

The details of other liabilities as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Other financial liabilities
Other payables	￦	2,374,288	￦	2,108,473
Prepaid card and debit cards		1,928		2,373
Accrued expenses		3,906,527		4,344,084
Financial guarantee liabilities		11,797		7,153
Deposits for letter of guarantees and others		141,689		148,103
Domestic exchange settlement credits		986,432		151,091
Foreign exchanges settlement credits		83,237		52,456
Borrowings from other business accounts		7,911		34,367
Payable to trust accounts		2,423,675		2,009,396
Liability incurred from agency relationship		532,157		499,249
Account for agency businesses		384,921		402,290
Others		10,568		21,159

		10,865,130		9,780,194

Other non-financial liabilities
Other payables		145,696		213,656
Unearned revenue		47,445		53,318
Accrued expenses		142,463		139,132
Withholding taxes		106,116		113,415
Others		65,349		20,014

		507,069		539,535

	￦	11,372,199	￦	10,319,729

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

25. Equity

25.1 Capital Stock

The details of outstanding shares of the Group as of December 31, 2013 and 2012, are as follows:

	Ordinary shares
	2013		2012
Number of shares authorized		1,000,000,000		1,000,000,000
Par value per share	￦	5,000	￦	5,000
Number of shares		404,379,116		404,379,116
Capital stock[1]	￦	2,021,896	￦	2,021,896

[1]	In millions of Korean won.

25.2 Capital surplus

The details of capital surplus as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012

Paid-in capital in excess of par value	￦	4,604,417	￦	4,604,417
Gain on business combination		397,669		397,669
Revaluation increment		177,229		177,229
Other capital surplus		40,389		40,357

	￦	5,219,704	￦	5,219,672

The gain on business combination is a gain from a bargain purchase from the merger with Korea Long Term Credit Bank on December 31, 1998, in accordance with previous Korean GAAP.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

25.3 Accumulated other comprehensive income

The details of accumulated other comprehensive income as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Remeasurements of net defined benefit liabilities	￦	(4,085)	￦	(45,630)
Currency translation differences		(29,430)		(27,058)
Gain on valuation of available-for-sale financial assets		538,218		504,223
Gain on valuation of held-to-maturity financial assets		3		8
Losses on valuation of equity method investments		(57,087)		(47,389)

	￦	447,619	￦	384,154

25.4 Retained earnings

Retained earnings as of December 31, 2013 and 2012, consist of:

(In millions of Korean won)	2013		2012
Legal reserves	￦	1,909,363	￦	1,778,018
Regulatory reserve for credit losses		1,590,347		1,529,643
Voluntary reserves		8,369,234		7,545,629
Retained earnings before appropriation		1,059,151		1,537,209

	￦	12,928,095	￦	12,390,499

With respect to the allocation of net profit earned in a fiscal term, the Bank must set aside in its legal reserve an amount equal to at least 10% of its net income after tax as reported in the separate statement of comprehensive income each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its paid-in capital in accordance with Article 40 of the Banking Act. The reserves can only be transferred to capital stock or be used to reduce deficit. With respect to the Bank’s branches overseas, a portion of the branch’s net income is appropriated into legal reserves, in line with the financial legislation of the country where the overseas branch is located.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Regulatory Reserve for Credit Losses

Measurement and Disclosure of Regulatory Reserve for Credit Losses are required in accordance with Article 29.1 through 29.2 of Regulation on supervision of Banking Business.

The details of the regulatory reserve for credit losses as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Beginning	￦	1,590,347	￦	1,529,643
Amounts estimated to be appropriated		100,632		60,704

Ending	￦	1,690,979	￦	1,590,347

The adjustments to the regulatory reserve for credit losses for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Provision of regulatory reserve for credit losses	￦	100,632	￦	60,704
Adjusted profit after provision of regulatory reserve for credit losses[1]		719,087		1,379,419

[1]	Adjusted profit after provision of regulatory reserve for credit losses is not accordance with K-IFRS and calculated on the assumption that provision(reversal) of regulatory reserve for credit losses before income tax is adjusted to the profit.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

26. Interest income and expense

The details of interest income and expense for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Interest income
Due from financial institutions	￦	107,090	￦	110,440
Loans		9,258,122		10,971,962
Financial investments
Available-for-sale financial assets		579,808		679,638
Held-to-maturity financial assets		505,038		570,487
Other		145,322		162,517

		10,595,380		12,495,044

Interest expenses
Deposits		4,274,624		5,422,791
Debts		261,077		335,685
Debentures		824,057		890,964
Other		75,382		66,129

		5,435,140		6,715,569

Net interest income	￦	5,160,240	￦	5,779,475

Interest income recognized on impaired loans is ￦106,603 million (2012: ￦117,258 million) for the year ended December 31, 2013. Interest income recognized on impaired financial investments is ￦4 million (2012: ￦8 million) for the year ended December 31, 2013.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

27. Fee and commission income and expense

The details of fee and commission income, and fee and commission expense for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Fee and commission income
Banking activity fees	￦	171,582	￦	171,605
Lending activity fees		90,243		89,553
Agent activity fees		411,498		550,239
Trust and other fiduciary fees		137,558		135,724
Guarantee fees		34,173		33,594
Credit card related fees and commissions		1,809		2,375
Foreign currency related fees		102,047		108,615
Security activity commissions		174,179		171,993
Other business account commission on consignment		29,799		30,354
Debit card related fees and commissions		572		712
Others		128,190		142,724

		1,281,650		1,437,488

Fee and commission expense
Trading activity related fees[1]		9,742		9,801
Lending activity fees		19,535		21,647
Credit card related fees and commissions		1,301		1,447
Contributions to external institutions		17,454		17,329
Outsourcing related fees		55,465		61,439
Foreign currency related fees		12,483		17,313
Management fees of written-off loans		12,071		10,719
Others		48,855		44,381

		176,906		184,076

Net fee and commission income	￦	1,104,744	￦	1,253,412

[1]	The fees from financial assets/liabilities at fair value through profit or loss.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

28.	Net gains or losses from financial assets/liabilities at fair value through profit or loss

Net gains or losses from financial assets/liabilities at fair value through profit or loss held for trading includes interest income, dividend income, gains or losses arising from changes in the fair values, sales and redemptions. The details for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012

Gains from financial instruments held for trading
Financial assets held for trading
Debt securities	￦	251,490	￦	338,467
Equity securities		31,829		51,212

		283,319		389,679

Derivatives held for trading
Interest rate		1,031,352		908,368
Currency		2,491,176		2,699,155
Stock or index		49,267		68,019
Other		2,252		3,421

		3,574,047		3,678,963

Financial liabilities held for trading		197		54

Other financial instruments		69		48

		3,857,632		4,068,744

Losses from financial instruments held for trading
Financial assets held for trading
Debt securities		71,706		37,431
Equity securities		29,034		27,257

		100,740		64,688

Derivatives held for trading
Interest rate		1,022,572		929,292
Currency		1,975,892		2,257,185
Stock or index		65,177		74,038
Other		2,268		2,433

		3,065,909		3,262,948

Financial liabilities held for trading		453		573

Other financial instruments		29		35

		3,167,131		3,328,244

Net gain or loss from financial instruments held for trading	￦	690,501	￦	740,500

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

29. Other operating income and expenses

The details of other operating income and expenses for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012

Other operating income
Revenue related to available-for-sale financial assets
Gains on redemption of available-for-sale financial assets	￦	867	￦	480
Gains on sale of available-for-sale financial assets		134,202		82,638

		135,069		83,118

Gains on foreign exchange transactions		1,369,517		1,078,601
Dividend income		60,789		61,136
Others		161,369		197,762

		1,726,744		1,420,617

Other operating expenses
Expense related to available-for-sale financial assets
Losses on redemption of available-for-sale financial assets		65		11
Losses on sale of available-for-sale financial assets		15,458		6,219
Impairment on available-for-sale financial assets		155,194		262,751

		170,717		268,981

Impairment on held-to-maturity financial assets		5		154
Losses on foreign exchange transactions		1,663,967		1,409,450
Others		947,441		992,197

		2,782,130		2,670,782

Net other operating expenses	￦	(1,055,386)	￦	(1,250,165)

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

30. General and administrative expenses

30.1 General and administrative expenses

The details of general and administrative expenses for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012

Employee Benefits
Salaries and short-term employee benefits - salaries	￦	1,395,233	￦	1,362,169
Salaries and short-term employee benefits - welfare expense		631,584		618,674
Post-employment benefits - defined benefit plans		154,404		158,571
Post-employment benefits - defined contribution plans		2,980		1,159
Termination benefits		19,269		(3,960)
Share-based payments		14,616		8,578

		2,218,086		2,145,191

Depreciation and amortization		240,248		271,429

Other general and administrative expenses
Rental expense		267,992		256,143
Tax and dues		100,462		31,103
Communication		25,492		26,029
Electricity and utilities		22,878		21,746
Publication		14,412		15,080
Repairs and maintenance		13,924		12,799
Vehicle		9,745		10,148
Travel		3,817		3,287
Training		16,828		19,383
Service fees		83,967		84,423
Others		378,937		380,227

		938,454		860,368

	￦	3,396,788	￦	3,276,988

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

30.2 Share-based payments

30.2.1 Share options

The details of the share options as of December 31, 2013, are as follows:

(In number of shares)
	Grant date	Exercise year (Years)	Number of granted shares[1]	Vesting conditions

Series 19	2006.03.24	8	930,000	Service year: 1, 2, 3 years[2]
Series 20	2006.04.28	8	30,000	Service year: 3 years[2]
Series 21	2006.10.27	8	20,000	Service year: 2 years[2]
Series 22	2007.02.08	8	855,000	Service year: 1, 3 years[2]
Series 23	2007.03.23	8	30,000	Service year: 3 years[2]

			1,865,000

[1]	Granted shares represent the total number of shares initially granted to directors and employees whose options have not been exercised at the end of the reporting period.
[2]	The exercise price is indexed to the sum of the major competitors’ total market capitalization.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The changes in the number of granted share options and the weighted average exercise price for the years ended December 31, 2013 and 2012, are as follows:

(In Korean won, except shares)
	2013
	Number of granted shares						Number of exercisable share		Exercise price per share	Remaining contractual life(Years)
	Beginning		Expired		Ending

Series 15 - 1		125,362		125,362		—		—	—	—
Series 15 - 2		440,928		440,928		—		—	—	—
Series 17		29,441		29,441		—		—	—	—
Series 18		7,212		7,212		—		—	—	—
Series 19		751,651		—		751,651		751,651	77,063	0.23
Series 20		25,613		—		25,613		25,613	81,900	0.32
Series 21		18,987		—		18,987		18,987	76,600	0.82
Series 22		657,498		—		657,498		657,498	77,100	1.11
Series 23		15,246		—		15,246		15,246	84,500	1.22

		2,071,938		602,943		1,468,995		1,468,995

Weighted average exercise price	￦	68,909	￦	48,625	￦	77,235	￦	77,235

(In Korean won, except shares)
	2012
	Number of granted shares						Number of exercisable share		Exercise price per share	Remaining contractual life(Years)
	Beginning		Expired		Ending

Series 12		54,250		54,250		—		—	—	—
Series 13 - 1		20,000		20,000		—		—	—	—
Series 15 - 1		125,362		—		125,362		125,362	54,656	0.21
Series 15 - 2		440,928		—		440,928		440,928	46,800	0.21
Series 17		29,441		—		29,441		29,441	49,200	0.56
Series 18		7,212		—		7,212		7,212	53,000	0.64
Series 19		751,651		—		751,651		751,651	77,063	1.23
Series 20		25,613		—		25,613		25,613	81,900	1.32
Series 21		18,987		—		18,987		18,987	76,600	1.82
Series 22		657,498		—		657,498		657,498	77,100	2.11
Series 23		15,246		—		15,246		15,246	84,500	2.22

		2,146,188		74,250		2,071,938		2,071,938

Weighted average exercise price	￦	68,144	￦	46,787	￦	68,909	￦	68,909

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The fair value of each option granted is estimated using a Black-Scholes option pricing model based on the assumptions in the table below:

(In Korean won)	Share price	Weighted average exercise price	Expected volatility (%)	Option’s expected life (Years)	Expected dividends	Risk free interest rate (%)	Fair value
Series 19 (Directors)	40,700	76,726	10.99	0.11	57	2.67	—
Series 19 (Employees)	40,700	77,390	10.99	0.11	57	2.67	—
Series 20 (Employees)	40,700	81,900	15.65	0.16	81	2.67	—
Series 21 (Employees)	40,700	76,600	22.52	0.41	205	2.67	—
Series 22 (Directors)	40,700	77,100	23.67	0.55	275	2.67	—
Series 22 (Employees)	40,700	77,100	27.42	0.23	116	2.67	—
Series 23 (Non-executive directors)	40,700	84,500	22.76	0.61	304	2.67	—

The option’s expected life is separately estimated for employees and directors using actual historical behavior and projected future behavior to reflect the effects of expected early exercise. Expected volatility is based on the historical volatility of the share price over the most recent period that is generally commensurate with the expected term of the option. To reflect the changes in exercise price which is indexed to the sum of the major competitors’ total market capitalization, cross volatility is used in calculating the expected volatility.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

30.2.2 Share Grants

The Group changed the scheme of share-based payment from share option to share grants in November 2007. The share grant award program is an incentive plan that sets, on grant date, the maximum amount of shares that can be awarded. Actual shares granted at the end of the vesting period is determined in accordance with achievement of pre-specified targets over the vesting period.

The details of the share grants as of December 31, 2013, are as follows:

(In number of shares)
Share grants	Grant date	Number of granted shares[1]	Vesting conditions
Series 32	2011.03.24	7,986	Services fulfillment, Achievements of targets on the basis of non-market performance[2,4]
Series 33	2011.07.07	6,025	Services fulfillment, Achievements of targets on the basis of market and non-market performance[3,4]
Series 34	2011.08.10	10,242	Services fulfillment, Achievements of targets on the basis of market and non-market performance[3,4]
Series 36	2011.10.18	8,596	Services fulfillment, Achievements of targets on the basis of market and non-market performance[3,4]
Series 37	2011.12.23	68,310	Services fulfillment, Achievements of targets on the basis of market and non-market performance[3,4]
Series 38	2012.01.01	171,100	Services fulfillment, Achievements of targets on the basis of market and non-market performance[3,4]
Series 39	2012.01.08	18,250	Services fulfillment, Achievements of targets on the basis of market and non-market performance[3,4]
Series 40	2012.08.01	9,864	Services fulfillment, Achievements of targets on the basis of market and non-market performance[3,4]
Series 41	2012.08.02	37,513	Services fulfillment, Achievements of targets on the basis of market and non-market performance[3,4]
Series 42	2012.09.20	8,244	Services fulfillment, Achievements of targets on the basis of market and non-market performance[3,4]
Series 43	2012.11.26	13,918	Services fulfillment, Achievements of targets on the basis of market and non-market performance[3,4]
Series 44	2013.01.01	17,242	Services fulfillment, Achievements of targets on the basis of market and non-market performance[3,4]
Series 45	2013.01.01	77,584	Services fulfillment, Achievements of targets on the basis of market and non-market performance[3,4]
Series 46	2013.01.01	120,680	Services fulfillment, Achievements of targets on the basis of market and non-market performance[3,4]
Series 47	2013.07.01	10,298	Services fulfillment, Achievements of targets on the basis of market and non-market performance[3,4]
Series 48	2013.07.23	74,666	Services fulfillment, Achievements of targets on the basis of market and non-market performance[3,4]
Series 49	2013.07.24	109,420	Services fulfillment, Achievements of targets on the basis of market and non-market performance[3,4]
Series 50	2013.07.24	82,926	Services fulfillment, Achievements of targets on the basis of market and non-market performance[3,4]
Series 51	2013.07.25	9,180	Services fulfillment, Achievements of targets on the basis of market and non-market performance[3,4]
Series 52	2013.08.01	10,278	Services fulfillment, Achievements of targets on the basis of market and non-market performance[3,4]
Grant deferred in 2010	—	5,240	Satisfied
Grant deferred in 2011	—	17,670	Satisfied
Grant deferred in 2012	—	47,892	Satisfied
Grant deferred in 2013	—	25,273	Satisfied

		968,397

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

[1]	Granted shares represent the total number of shares initially granted to directors and employees at the end of reporting period.
[2]	The number of granted shares to be compensated is fixed and not linked to performance.
[3]	The 30%, 30% and 40% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted KPI, the targeted financial results of the Bank and the targeted relative TSR, respectively. However, half of the number of granted shares to be compensated is determined based on the accomplishment of the targeted relative TSR, while the other half is determined by the targeted KPIs.
[4]	Certain portion of the granted shares is compensated over a maximum period of three years.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The details of share grants linked to short-term performance as of December 31, 2013, are as follows:

	Grant date	Number of vested shares[1]	Vesting conditions
Granted shares for 2010	2010.01.01	27,548	Satisfied
Granted shares for 2011	2011.01.01	94,822	Satisfied
Granted shares for 2012	2012.01.01	155,466	Satisfied
Granted shares for 2013	2013.01.01	174,304	Proportion to service year

[1]	The number of shares, which are exercisable, is determined by the results of performance. The share grants are settled over three years.

As of December 31, 2013, share grants are measured at fair value using the Monte Carlo Simulation Model and assumptions used in determining the fair value are as follows:

(In Korean won)	Expected exercise period (Years)	Risk free rate (%)	Fair value (Market performance condition)	Fair value (Non-market performance condition)
Linked to long term performance
Series 32	0.25 ~ 2.97	2.67	—	39,923 ~ 44,228
Series 33	0.25 ~ 3.00	2.67	—	40,662 ~ 44,160
Series 34	0.25 ~ 3.00	2.67	—	40,662 ~ 44,160
Series 36	0.25 ~ 3.00	2.67	—	40,662 ~ 44,160
Series 37	0.25 ~ 3.00	2.67	—	40,662 ~ 44,160
Series 38	0.25 ~ 3.00	2.67	—	40,662 ~ 44,160
Series 39	0.25 ~ 3.00	2.67	—	40,662 ~ 44,160
Series 40	0.25 ~ 3.00	2.67	—	40,662 ~ 44,160
Series 41 - 1	0.58 ~ 4.00	2.67	10,272	42,844 ~ 44,477
Series 41 - 2	0.25 ~ 3.00	2.67	—	40,662 ~ 44,160
Series 42	0.25 ~ 3.00	2.67	—	40,662 ~ 44,160
Series 43	0.90 ~ 4.00	2.67	3,421	42,844 ~ 44,477
Series 44	0.25 ~ 3.00	2.67	—	40,662 ~ 44,160
Series 45 - 1	1.00 ~ 4.00	2.67	8,988	42,844 ~ 44,477
Series 45 - 2	0.25 ~ 3.00	2.67	—	40,662 ~ 44,160
Series 46 - 1	1.00 ~ 4.00	2.67	8,988	42,844 ~ 44,477
Series 46 - 2	0.25 ~ 3.00	2.67	—	40,662 ~ 44,160
Series 47	0.25 ~ 3.00	2.67	—	40,662 ~ 44,160
Series 48	1.56 ~ 5.00	2.72	21,274	43,343 ~ 45,144
Series 49 - 1	1.56 ~ 5.00	2.72	21,255	43,343 ~ 45,144
Series 49 - 2	0.25 ~ 3.00	2.67	28,655	40,662 ~ 44,160
Series 50	1.56 ~ 5.00	2.72	21,255	43,343 ~ 45,144
Series 51	1.56 ~ 5.00	2.72	21,050	43,343 ~ 45,144
Series 52	1.58 ~ 5.00	2.73	21,307	43,343 ~ 45,144
Grant deferred in 2010	0.25 ~ 1.00	2.67	—	40,662 ~ 42,844
Grant deferred in 2011	0.25 ~ 1.00	2.67	—	40,662 ~ 42,844
Grant deferred in 2012	0.25 ~ 2.00	2.67	—	40,662 ~ 43,343
Grant deferred in 2013	0.45 ~ 2.45	2.67	—	42,492 ~ 43,760

Linked to short-term performance
Share granted in 2011	0.25 ~ 1.00	2.67	—	40,662 ~ 42,844
Share granted in 2012	0.25 ~ 2.00	2.67	—	40,662 ~ 43,343
Share granted in 2013	1.00 ~ 3.00	2.67	—	40,662 ~ 44,160

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Expected volatility is based on the historical volatility of the share price over the most recent period that is generally commensurate with the expected term of the grant. And the current stock price of December 31, 2013, was used for the underlying asset price. Additionally, the average three-year historical dividend rate was used as the expected dividend rate.

As of December 31, 2013 and 2012, the accrued expenses related to share-based payments including share options and share grants amounted to ￦34,053 million and ￦24,986 million, respectively, and the compensation costs from share options and share grants amounting to ￦14,616 million and ￦8,578 million were incurred during the years ended December 31, 2013 and 2012, respectively. There is no intrinsic value of the vested share options as of December 31, 2013 and 2012.

31. Non-operating income and expense

The details of non-operating income and expense for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Non-operating income
Gains of disposal in property and equipment and assets held for sale	￦	844	￦	5,813
Rent received		12,568		8,531
Others		47,237		44,403

		60,649		58,747

Non-operating expenses
Losses of disposal in property and equipment and assets held for sale		732		206
Donation		53,426		73,115
Restoration cost		709		940
Others		29,413		48,501

		84,280		122,762

Net non-operating expense	￦	(23,631)	￦	(64,015)

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

32. Income tax expense

Income tax expense for the years ended December 31, 2013 and 2012, consists of:

(In millions of Korean won)	2013		2012

Tax payable
Current tax expense	￦	406,642	￦	585,223
Adjustments recognized in the period for current tax of prior years		89,536		11,740

		496,178		596,963

Changes in deferred income tax assets (liabilities)		(74,982)		(103,336)

Income tax expense of overseas branches		4,796		16,527

Income tax recognized directly in equity
Changes in value of available-for-sale financial assets		(10,406)		(64,967)
Comprehensive income of investment under equity method		74		8
Changes in remeasurements of net defined benefit liabilities		(13,264)		9,343

		(23,596)		(55,616)

Consolidated tax effect		(10,504)		(12,184)

Tax expense	￦	391,892	￦	442,354

An analysis of the net profit before income tax and income tax expense for the years ended December 31, 2013 and 2012, follows:

(In millions of Korean won)	2013		2012

Net profit before income tax	￦	1,211,611	￦	1,882,477

Tax at the applicable tax rate[1]	￦	292,747	￦	455,098
Non-taxable income		(2,551)		(5,224)
Non-deductible expense		12,943		10,784
Tax credit and tax exemption		(756)		(66)
Temporary difference for which no deferred tax is recognized		47,125		1,763
Tax rebate for tax of prior years		43,927		(26,274)
Income tax expense of overseas branches		4,796		16,527
Tax effect of investments in subsidiaries		1,520		1,976
Income tax expense of overseas branch		(871)		—
Consolidated tax effect		(10,504)		(12,184)
Others		3,516		(46)

Tax expense	￦	391,892	￦	442,354

Tax expense / Net profit before income tax (%)		32.34		23.50

[1]	Applicable income tax rate for ￦200 million and below is 11%, for ￦200 million to ￦20 billion is 22%, and for over ￦20 billion is 24.2%.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The details of current tax liabilities (income tax payable) and current tax assets (income tax refund receivables) before offsetting, as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012

Income tax refund receivable prior to offsetting	￦	(268,266)	￦	(375,268)
Tax payables prior to offsetting[1]		406,080		588,635

Tax payables (receivable) after offsetting		137,814		213,367
Adjustment on consolidated tax payable and others[2]		(10,504)		(12,184)
Payable[3]		(125,977)		(194,052)

Current tax payable	￦	1,333	￦	7,131

[1]	Includes income tax payable of ￦1,333 million and ￦7,131 million under current tax liabilities as of December 31, 2013 and 2012, respectively, which are not to be offset against income tax refund receivables, such as overseas branches.
[2]	Tax expense reduced due to the adoption of consolidated tax return was reclassified as tax benefit.
[3]	The amount of income tax payable by the Bank is reclassified as accounts payable, not to the tax authority, but to KB Financial Group Inc. due to the adoption of consolidated tax return.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

33. Dividends

The dividend to the shareholders of the parent company in respect of the year ended December 31, 2013, of ￦392 per share, amounting to total dividends of ￦158,517 million, is to be proposed at the annual general shareholders’ meeting on March 27, 2014. The Group’s consolidated financial statements as of December 31, 2013, do not reflect this dividend payable.

34. Accumulated other comprehensive income

The details of accumulated other comprehensive income for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Ending

Remeasurements of net defined benefit liabilities	￦	(45,630)	￦	54,809	￦	—	￦	(13,264)	￦	(4,085)
Currency translation differences		(27,058)		(2,372)		—		—		(29,430)
Gain(loss) on valuation of available-for-sale financial assets		504,223		233,258		(188,857)		(10,406)		538,218
Gain(loss) on valuation of held-to-maturity financial assets		8		—		(5)		—		3
Gain(loss) on valuation of equity method investments		(47,389)		(9,772)		—		74		(57,087)

	￦	384,154	￦	275,923	￦	(188,862)	￦	(23,596)	￦	447,619

(In millions of Korean won)	2012
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Ending

Remeasurements of net defined benefit liabilities	￦	(16,367)	￦	(38,606)	￦	—	￦	9,343	￦	(45,630)
Currency translation differences		(1,462)		(25,596)		—		—		(27,058)
Gain(loss) on valuation of available-for-sale financial assets		296,098		199,896		73,196		(64,967)		504,223
Gain(loss) on valuation of held-to-maturity financial assets		12		—		(4)		—		8
Gain(loss) on valuation of equity method investments		(3,938)		(43,459)		—		8		(47,389)

	￦	274,343	￦	92,235	￦	73,192	￦	(55,616)	￦	384,154

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

35. Trust Accounts

Financial information of the trust accounts the Group manages as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013				2012
	Total assets		Operating revenues		Total assets		Operating revenues
Consolidated	￦	3,462,823	￦	138,479	￦	3,280,238	￦	154,604
Unconsolidated		22,541,883		1,073,136		19,532,521		1,053,690

	￦	26,004,706	￦	1,211,615	￦	22,812,759	￦	1,208,294

[1]	Financial information of the trust accounts has been prepared in accordance with the Statement of Korea Accounting Standard 5004, Trust Accounts, and enforcement regulations of Financial Investment Services under the Financial Investment Services and Capital Markets Act.

Significant transactions between the Group and the trust accounts for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Revenues
Fees and commissions from trust accounts	￦	137,558	￦	135,724
Commissions from early termination in trust accounts		69		161

		137,627		135,885

Expenses
Interest expenses on due to trust accounts		62,543		51,166

Assets
Accrued trust fees		23,332		32,016

Liabilities
Due to trust accounts		2,423,675		2,009,396
Accrued interest on due to trust accounts		4,576		4,074

		2,428,251		2,013,470

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

36. Supplemental Cash Flow Information

Cash and cash equivalents as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Cash	￦	1,963,148	￦	2,041,022
Checks with other banks		734,574		808,460
Due from Bank of Korea		7,119,962		3,215,181
Due from other financial institutions		3,912,566		3,964,247

		13,730,250		10,028,910

Restricted due from financial institutions		(7,470,062)		(3,441,218)
Due from financial institutions with original maturities over three months		(427,548)		(142,682)

		(7,897,610)		(3,583,900)

	￦	5,832,640	￦	6,445,010

Significant non-cash transactions for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Decrease in loans due to the write-offs	￦	1,677,292	￦	1,645,105
Changes in accumulated other comprehensive income due to valuation of financial investments		33,990		208,121
Changes in accumulated other comprehensive income due to investment in associates		(9,698)		(43,451)
Changes in investment in associates due to debt-for-equity swap with Ssangyong Engineering & Construction Co., Ltd.		28,779		—
Changes in financial investments due to debt-for-equity swap with Taihan Electric Wire Co., Ltd.		115,716		—

Cash inflow and outflow from income tax, interest and dividends for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	Activities	2013		2012
Income tax paid	Operating	￦	561,998	￦	964,347
Interest received	Operating		11,030,359		12,944,462
Interest paid	Operating		6,025,179		6,792,006
Dividends received	Operating		62,221		62,923
Dividends paid	Financing		282,039		657,925

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

37. Contingent liabilities and commitments

Acceptances and guarantees as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012

Confirmed acceptances and guarantees
Confirmed acceptances and guarantees in Korean won
Acceptances and guarantees for KB purchasing loan	￦	448,906	￦	546,480
Other		782,645		1,017,631

		1,231,551		1,564,111

Confirmed acceptances and guarantees in foreign currency
Acceptances of letter of credit		281,049		204,764
Letter of guarantees		57,596		66,535
Bid bond		24,212		85,228
Performance bond		999,872		529,088
Refund guarantees		2,263,202		2,172,006
Others		906,106		552,015

		4,532,037		3,609,636

Financial guarantees
Acceptances and guarantee for issue of debentures		20,200		—
Acceptances and guarantees for mortgage		43,272		45,123
Overseas debt guarantees		319,080		238,670
International financing guarantees in foreign currencies		41,896		21,422

		424,448		305,215

		6,188,036		5,478,962

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		3,265,906		3,326,326
Refund guarantees		775,181		918,191

		4,041,087		4,244,517

	￦	10,229,123	￦	9,723,479

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Acceptances and guarantees by counterparty as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)
	2013
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Corporations	￦	4,998,055	￦	2,723,162	￦	7,721,217	75.48
Small companies		1,029,029		623,803		1,652,832	16.16
Public and others		160,952		694,122		855,074	8.36

	￦	6,188,036	￦	4,041,087	￦	10,229,123	100.00

(In millions of Korean won)
	2012
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Corporations	￦	4,237,299	￦	2,450,719	￦	6,688,018	68.78
Small companies		1,185,983		763,254		1,949,237	20.05
Public and others		55,680		1,030,544		1,086,224	11.17

	￦	5,478,962	￦	4,244,517	￦	9,723,479	100.00

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Acceptances and guarantees by industry as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)
	2013
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Financial institutions	￦	145,198	￦	3,924	￦	149,122	1.46
Manufacturing		3,867,871		2,270,253		6,138,124	60.01
Service		523,698		115,710		639,408	6.25
Wholesale and retail		1,083,263		745,658		1,828,921	17.88
Construction		484,754		244,727		729,481	7.13
Public		72,577		635,326		707,903	6.92
Others		10,675		25,489		36,164	0.35

	￦	6,188,036	￦	4,041,087	￦	10,229,123	100.00

(In millions of Korean won)
	2012
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Financial institutions	￦	92,037	￦	8,610	￦	100,647	1.04
Manufacturing		3,262,541		2,198,617		5,461,158	56.16
Service		389,830		33,815		423,645	4.35
Wholesale and retail		924,597		725,224		1,649,821	16.97
Construction		754,866		284,448		1,039,314	10.69
Public		20,650		972,777		993,427	10.22
Others		34,441		21,026		55,467	0.57

	￦	5,478,962	￦	4,244,517	￦	9,723,479	100.00

Commitments as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)
	2013		2012
Commitments
Corporate loan commitments	￦	42,972,292	￦	41,338,162
Retail loan commitments		13,922,285		14,323,526
Other acceptance and guarantees in won		1,000,000		1,000,000
Other purchase of security investment		1,465,175		1,533,616

		59,359,752		58,195,304

Financial Guarantees
Credit line		2,572,424		1,141,554
Purchase of security investment		100,500		62,500

		2,672,924		1,204,054

	￦	62,032,676	￦	59,399,358

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Other Matters (including litigation)

a) The Bank has filed 156 lawsuits (excluding minor lawsuits in relation to the collection or management of loans), as the plaintiff, involving aggregate claims of ￦792,960 million, and faces 229 lawsuits as the defendant (excluding minor lawsuits in relation to the collection or management of loans) involving aggregate damages of ￦354,126 million, which arose in the normal course of the business and are still pending as of December 31, 2013.

Meanwhile, certain customers of the Bank have filed lawsuits against the Bank in connection with fees paid for the registration of fixed collateral. Of the cases currently on trial, the Court has ruled in favor of the Bank, and where the case has been appealed, these appeals were subsequently dismissed. Based on these rulings, there is a low probability of potential losses related to the aforementioned lawsuits.

b) According to shareholders’ agreement on September 25, 2009, among the Bank, the International Finance Corporation (“IFC”) and the remaining shareholders, the Bank granted a put option to IFC with the right to sell shares of JSC Bank Center Credit to itself or its designee. The exercise price is determined at its fair value by mutual agreement between the Bank and IFC. If the price is not agreed by the designated date, it is determined by the value measured by the selected independent external valuation institution. The put option may be exercised by IFC at any time from February 24, 2013 to February 24, 2017.

c) The face values of the securities sold to general customers through tellers’ sale amount to ￦57,159 million and ￦116,633 million as of December 31, 2013 and 2012, respectively.

d) The Bank underwent a tax investigation by the Seoul Regional Tax Office and in early 2007 was assessed additional corporate tax including local income tax of ￦482,755 million. The Bank paid this amount to the Tax authorities. Subsequently, the Bank filed a claim for adjudication in August 2007 for repayment of the amount of ￦482,643 million. Of this amount, ￦117,135 million has been refunded to the Bank following a successful appeal to the National Tax Tribunal and administrative litigations. Further, a portion of the claim amounting to ￦970 million has been extinguished following litigation. Meanwhile, the claim for a refund of ￦364,538 million, specifically related to the merger of Kookmin Card Co., Ltd. was ruled in favor of the Bank in an original case on April 1, 2011, and in a second trial at the Seoul High Court on January 12, 2012. The ruling has been appealed by the Tax authorities to the Supreme Court, where it is currently pending third trial as of December 31, 2013.

e) The Bank and KB Kookmin Card Co., Ltd. are jointly liable for the obligation of the Bank before spin-off.

f) The Bank filed a claim for rectification of education tax paid for revenues regarding credit card business before spin-off. The claim was ruled in favor of the Bank at the Supreme Court in December 2012, and the refunded education tax amounting to ￦83,100 million was recognized as other operating income.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Depending on the judgments of the court or National Tax Service, the beneficiary of refunded education tax might be changed from the Bank to KB Kookmin Card Co., Ltd., in which the possibility is considered relatively low.

g) For the year ended December 31, 2013, the Bank underwent a tax investigation for the fiscal years 2008 to 2012 by the Seoul Regional Tax Office. As a result, the Bank was fined a total of ￦124,357 million for income taxes (including local income taxes), paid ￦113,699 million, excluding local income tax, and recognized local income taxes amounting to ￦10,658 million as non-trade payables. In October 2013, the Bank appealed to the tax tribunal the ￦116,257 million in fines.

h) The Bank filed a claim for rectification of foreign income tax paid for the financial years ended December 31, 2010 and December 31, 2011. The claim was ruled partly in favor of the Bank in January 2014 and a refund of ￦15,772 million was received from the Seoul Regional Tax Office.

38. Subsidiaries

The details of subsidiaries as of December 31, 2013, are as follows:

Name of subsidiaries	Ownership (%)	Location	Industry
Kookmin Bank Int’l Ltd.(London)	100.00	England	Banking and foreign exchange transaction
Kookmin Bank Hong Kong Ltd.	100.00	Hong Kong	Banking and foreign exchange transaction
Kookmin Bank Cambodia PLC	100.00	Cambodia	Banking and foreign exchange transaction
Kookmin Bank (China) Ltd.	100.00	China	Banking and foreign exchange transaction
Personal pension and 10 other trusts[1]	—	Korea	Trust
KB Mortgage Loan First Securitization Specialty Co., Ltd. and 10 others[2]	—	Korea and others	Asset-backed securitization and others
KB Evergreen Private Securities 82 and 28 others[3]	100.00	Korea	Private equity fund
KB Wise Star Private Real Estate Feeder Fund 1st3	86.00	Korea	Investment Trust
KB Star Retail Private Real Estate Master 1[2,4]	42.12	Korea	Investment Trust

[1]	The Bank controls the trust because it has power that determines the management performance over the trust and is exposed to variable returns to absorb losses through the guarantees of payment of principal or, payment of principal and fixed rate of return.
[2]	The Bank controls these investees because it is exposed to variable returns from its involvement with the investees and has ability to affect those returns through its power, even though it holds less than a majority of the voting rights of the investees.
[3]	The Bank controls these investees because it is exposed to variable returns from its involvement with the investees and has ability to affect those returns through its power.
[4]	Ownerships are based on consolidated basis.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The condensed financial information of major subsidiaries as of December 31, 2013 and 2012, and for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Assets		Liabilities		Equity		Operating revenue		Profit (loss) for the year
Kookmin Bank Int’l Ltd.(London)	￦	381,179	￦	311,990	￦	69,189	￦	10,253	￦	3,242
Kookmin Bank Hong Kong Ltd.		533,542		405,755		127,787		16,869		6,282
Kookmin Bank Cambodia PLC		94,835		74,666		20,169		6,391		2,859
Kookmin Bank (China) Ltd.		1,143,619		753,289		390,330		34,691		(16,168)
Personal pension trust and 10 others		3,492,556		3,399,885		92,671		134,793		2,021

(In millions of Korean won)
	2012
	Assets		Liabilities		Equity		Operating revenue		Profit for the year
Kookmin Bank Int’l Ltd.(London)	￦	410,137	￦	342,989	￦	67,148	￦	14,623	￦	4,656
Kookmin Bank Hong Kong Ltd.		481,987		358,413		123,574		19,844		8,167
Kookmin Bank Cambodia PLC		71,495		53,820		17,675		4,804		1,741
Kookmin Bank (China) Ltd.		930,070		518,042		412,028		9,410		1,039
Personal pension trust and 10 others		3,334,394		3,245,039		89,355		168,089		170

Changes in non-controlling interest

The Group acquired an additional equity interest in Kookmin Bank Cambodia PLC. in July 2012 for ￦8,048 million, with the carrying amount of the non-controlling interest being ￦8,364 million. The Group derecognized non-controlling interests of ￦7,013 million and recorded a decrease in equity attributable to shareholders of the parent company of ￦1,035 million. In June 2013, the parent entity acquired an additional equity interest in Kookmin Bank Cambodia PLC. for ￦1,463 million, with the carrying amount of the non-controlling interest being ￦1,495 million. This resulted in the elimination of non-controlling interest equity for Kookmin Bank Cambodia PLC. and the remaining ￦32 million was recognized as an increase in the Group’s equity attributable to shareholders of the parent company. As of December 31, 2012, the Group owned 92.44% which has increased to 100% as of December 31, 2013.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Nature of the risks associated with interests in consolidated structured entities

Terms of contractual arrangements that provide financial support to a consolidated structured entity

•	The Bank has provided asset-backed commercial paper (“ABCP”) purchase commitment of ￦101,000 million to KH First Co., Ltd., a subsidiary of the Bank and an issuer of ABCP products. This purchase commitment would require the Bank to purchase unsold ABCP if there is a shortage of the investors for the ABCP issued by the structured entity.

•	The Bank provides capital commitment of ￦258,000 million to KB Wise Star Private Real Estate Feeder Fund 1st, of which ￦220,117 million has not been utilized. Based on the investment agreement, the Bank is subject to increase its investment by the request from the asset management company or the additional agreement among investors.

•	The Bank provides guarantees of payment of principal or for the principal and a fixed rate of return, in the case that the operating results of the trusts are less than the guaranteed principal or principal and a fixed rate of return.

Changes in subsidiaries

Hanhwa Private Securities Investment Trust 68, KB Star Retail Private Real Estate Master 1 and 53 other private equity funds were newly consolidated during the year ended December 31, 2013. KB Evergreen Private Securities 26 and 50 other private equity funds were excluded from the consolidation due to their liquidation.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

39. Unconsolidated Structured Entity

As of December 31, 2013, the nature, purpose and activities of the unconsolidated structured entities and how the structured entities are financed, are as follows:

Nature	Purpose	Activities	Methods of Financing
Asset-backed securitization	Early cash generation through transfer of securitization assets Fees earned as services to SPC, such as providing lines of credit and ABCP purchase commitments	Fulfillment of Asset-backed securitization plan Purchase and transfer securitization assets Issuance and repayment of ABS and ABCP	Issuance of ABS and ABCP based on securitization assets
Project Financing	Granting PF loans to SOC and real property Granting loans to ships/aircrafts SPC	Construction of SOC and real property Building ships/ Construction and purchase of aircrafts	Loan commitments through Credit Line, providing lines of credit and investment agreements
Investment funds	Investment in beneficiary certificates Investment in PEF and partnerships	Management of fund assets Payment of fund fees and allocation of fund profits	Sales of beneficiary certificate instruments Investment of managing partners and limited partners

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

As of December 31, 2013, the size of the unconsolidated structured entities and the risks associated with its interests in unconsolidated structured entities are as follows:

(In millions of Korean won)
	Asset-backed securitization		Project Financing		Investment funds		Others		Total
Total assets of the unconsolidated structured entities	￦	11,030,382	￦	24,570,257	￦	4,385,796	￦	3,502,834	￦	43,489,269
Carrying amount on financial statements

Assets

Loans		314,380		2,477,166		—		291,599		3,083,145
Financial investments		873,909		213,882		710,800		—		1,798,591
Investments in associates		—		—		392,389		—		392,389

	￦	1,188,289	￦	2,691,048	￦	1,103,189	￦	291,599	￦	5,274,125

Liabilities
Deposits	￦	306,931	￦	487,818	￦	21,459	￦	5,473	￦	821,681
Other liabilities		—		96		—		—		96

	￦	306,931	￦	487,914	￦	21,459	￦	5,473	￦	821,777

Maximum exposure to loss[1]	￦	3,903,764	￦	5,116,533	￦	2,670,626	￦	386,000	￦	12,076,923

Methods of determining the maximum exposure to loss		Providing lines of credit and purchase commitments		Loan commitments / capital commitments / purchase commitments and Acceptances and guarantees		Capital commitments		Loan commitments

[1]	Maximum exposure to loss includes the asset amounts, after deducting loss (provision for assets, impairment losses and others), recognized in the consolidated financial statements of the Group.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

40. Finance and Operating Leases

40.1 Finance lease

The future minimum lease payments arising as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Net carrying amount of finance lease assets	￦	16,955	￦	16,856
Minimum lease payment
Within 1 year	￦	1,927	￦	2,310
1-5 years		—		1,427

	￦	1,927	￦	3,737

Present value of minimum lease payment
Within 1 year	￦	1,873	￦	2,163
1-5 years		—		1,386

	￦	1,873	￦	3,549

40.2 Operating lease

40.2.1 The Group as operating lessee

The future minimum lease payments arising from the non-cancellable lease contracts as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Minimum lease payment
Within 1 year	￦	116,681	￦	114,849
1-5 years		97,021		101,091
Over 5 years		62		42,816

	￦	213,764	￦	258,756

Minimum sublease payment		(735)		(348)

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The lease payments reflected in profit or loss for the years ended December 31, 2013 and 2012, are as follows:

(in millions of Korean won)
Lease payment reflected in profit or loss	2013		2012
Minimum lease payment	￦	198,216	￦	194,443
Sublease payment		(497)		(498)

	￦	197,719	￦	193,945

40.2.2 The Group as operating lessor

The future minimum lease receipts arising from the non-cancellable lease contracts as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Minimum lease receipts
Within 1 year	￦	9,181	￦	3,085
1-5 years		22,348		728

	￦	31,529	￦	3,813

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

41. Related Party Transactions

Profit and loss arising from transactions with related parties for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)
		2013		2012
Parent
KB Financial Group Inc.	Fee and commission income	￦	1,225	￦	1,014
	Other non-operating income		1,459		917
	Interest expense		3,159		2,256
Parent’s subsidiaries
KB Investment Co., Ltd.	Other non-operating income		1		—
	Interest expense		372		827
KB Data System Co., Ltd.	Fee and commission income		2		1
	Other non-operating income		50		45
	Interest expense		411		564
	Other operating expense		—		86
	General and administrative expenses		13,945		28,312
	Losses on financial assets/ liabilities at fair value through profit or loss		—		18
KB Real Estate Trust Co., Ltd.	Fee and commission income		22		4
	Other non-operating income		39		48
	Interest expense		325		157
	Fee and commission expense		895		1,231
KB Life Insurance Co., Ltd.	Fee and commission income		19,496		46,569
	Other non-operating income		180		166
	Interest expense		163		17
KB Credit Information Co., Ltd.	Fee and commission income		4		—
	Other non-operating income		514		637
	Interest expense		372		461
	Fee and commission expense		16,598		24,214
	Other non-operating expenses		—		161
KB Asset Management Co., Ltd.	Fee and commission income		374		210
	Interest expense		774		1,624
	Fee and commission expense		1,514		2,701
KB Investment and Securities Co., Ltd.	Interest income		305		263
	Fee and commission income		3,570		9,785
	Gains on financial assets/ liabilities at fair value through profit or loss		—		100
	Other non-operating income		645		630
	Interest expense		4,473		5,776
	Fee and commission expense		1,385		1,565
	Losses on financial assets/ liabilities at fair value through profit or loss		—		97
	Provision for credit losses		2		—

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

KB Kookmin Card Co., Ltd.	Interest income	2,912	3,264
	Fee and commission income	214,199	243,473
	Gains on financial assets/ liabilities at fair value through profit or loss	44	—
	Other non-operating income	1,107	1,913
	Interest expense	4,161	4,346
	Fee and commission expense	187	238
	Provision for credit losses	359	—
	General and administrative expenses	43	252
KB Savings Bank Co., Ltd.	Fee and commission income	226	407
	Other non-operating income	1	3
	Interest expense	—	12
Yehansoul Savings Bank	Interest expense	3,551	—
Woori KA First Asset Securitization Specialty Co., Ltd.[1]	Interest income	—	5
	Provision for credit losses	—	34
KB Mezzanine Private Securities Fund	Fee and commission income	798	693
Hanbando BTL Private Special Asset Fund	Fee and commission income	199	194
Associates
KB06-1 Venture Investment Partnership	Interest expense	—	27
KB08-1 Venture Investment Partnership	Interest expense	131	226
KB12-1 Venture Investment Partnership	Interest expense	218	63
Korea Credit Bureau Co., Ltd.	Fee and commission income	3	3
	Interest expense	139	143
UAMCO., Ltd.	Interest income	31	297
	Reversal of credit losses	—	68
	Other operating expense	7,626	93,266
United PF 1st Recovery Private Equity Fund	Interest income	91	500
	Other operating income	—	1,900
	Reversal of credit losses	83	7
	Interest expense	—	28
CH Engineering Co., Ltd.	Reversal of credit losses	—	106
EValley Co., Ltd.[1]	Reversal of credit losses	—	77
Pyungjeon Industries Co., Ltd.[1]	Reversal of credit losses	1,055	—
	Provision for credit losses	—	343
Kores Co., Ltd.	Interest income	386	317
	Fee and commission income	—	9
	Reversal of credit losses	36	—
	Provision for credit losses	—	325
Incheon Bridge Co., Ltd.	Interest income	14,592	—
	Reversal of credit losses	2	—
	Interest expense	909	—
KB Start-up Creation Fund	Interest expense	39	—

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Ssangyong Engineering & Construction Co., Ltd.	Interest income		2,007		—
	Reversal of credit losses		7,550		—
SUNWOO[1]	Interest expense		1		—
KB Star Office Private Real Estate Investment Trust No.1	Interest expense		75		9
Associates of Parent’s subsidiaries
Joam Housing Development Co., Ltd.[1]	Interest expense		—		1
KB Global Star Game & Apps SPAC[1]	Interest expense		10		430
Semiland Co., Ltd.	Interest income		14		17
	Reversal of credit losses		—		4
Sehwa Electronics Co., Ltd.[1]	Fee and commission income		—		33
	Gains on financial assets/ liabilities at fair value through profit or loss		35		2
	Interest expense		—		10
	Fee and commission expense		7		—
	Losses on financial assets/ liabilities at fair value through profit or loss		—		143
Serit Platform Co., Ltd.[1]	Interest income		58		78
	Fee and commission income		17		27
	Provision for credit losses		74		4
DSplant Co., Ltd.[1]	Interest income		121		167
	Fee and commission income		4		—
	Reversal of credit losses		2		3
	Interest expense		2		1
	Fee and commission expense		—		2
	Losses on financial assets/ liabilities at fair value through profit or loss		26		—
KB IC 3rd Recovery Private Equity Fund	Interest expense		91		—
Key management	Interest income		286		262
	Reversal of credit losses		9		9
	Interest expense		135		163
Other
Retirement pension	Fee and commission income		386		415
	Interest expense		1,971		1,699
		￦	338,283	￦	486,474

[1]	Not considered to be the Group’s related party as at December 31, 2013.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The details of receivables and payables, and related allowances for loan losses arising from the related party transactions as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)
		2013		2012
Parent
KB Financial Group Inc.	Other assets	￦	2	￦	—
	Deposits		77,298		96,234
	Other liabilities		180,329		239,476
Parent’s subsidiaries
KB Investment Co., Ltd.	Deposits		11,052		15,532
	Other liabilities		36		366
KB Data System Co., Ltd.	Other assets		4,670		6,725
	Deposits		15,275		16,816
	Other liabilities		401		2,390
KB Real Estate Trust Co., Ltd.	Deposits		15,190		6,671
	Other liabilities		378		348
KB Life Insurance Co., Ltd.	Other assets		1,696		1,306
	Deposits		585		6,622
	Debts		5,000		—
	Other liabilities		389		450
KB Credit Information Co., Ltd.	Deposits		10,796		7,686
	Other liabilities		7,942		8,435
KB Asset Management Co., Ltd.	Other assets		56		53
	Deposits		60,341		9,872
	Other liabilities		582		727
KB Investment and Securities Co., Ltd.	Cash and due from financial institutions		834		781
	Gross amounts of loans and receivables		32,995		—
	Allowances		13		—
	Other assets		707		9,048
	Deposits		356,989		313,866
	Debentures		—		20
	Other liabilities		5,775		3,309
	Provisions		5		16
KB Kookmin Card Co., Ltd.	Other assets		25,495		24,852
	Deposits		264,717		78,867
	Other liabilities		37,157		40,658
	Provisions		416		57
KB Savings Bank Co., Ltd.	Other assets		9		—
Powernet Technologies Co,.Ltd.1	Deposits		—		17
Woori KA First Asset Securitization Specialty Co., Ltd.[1]	Gross amounts of loans and receivables		—		30,250
	Allowances		—		34
	Other assets		—		5
KB Mezzanine Private Securities Fund	Other assets		199		168
Hanbando BTL Private Special Asset Fund	Other assets		50		50
Associates
KB08-1 Venture Investment Partnership	Deposits		5,212		10,213
	Other liabilities		2		11

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

KB12-1 Venture Investment Partnership	Deposits	3,072	13,908
	Other liabilities	4	18
Korea Credit Bureau Co., Ltd.	Deposits	20,200	18,017
	Other liabilities	64	32
UAMCO., Ltd.	Deposits	5	6
	Provisions	192	191
	Other liabilities	—	1
United PF 1st Recovery Private Equity Fund	Gross amounts of loans and receivables	—	2,805
	Allowances	—	5
	Other assets	—	4
	Provisions	82	160
	Other liabilities	—	1
Kores Co., Ltd.	Gross amounts of loans and receivables	7,854	7,854
	Allowances	3,836	3,872
	Other liabilities	2	3
Pyungjeon Industries Co., Ltd. [1]	Gross amounts of loans and receivables	—	2,125
	Allowances	—	1,055
	Other liabilities	—	1
Incheon Bridge Co., Ltd.	Gross amounts of loans and receivables	249,362	263,080
	Allowances	300	302
	Other assets	1,343	—
	Deposits	30,991	33,569
	Other liabilities	240	305
JSC Bank CenterCredit	Cash and due from financial institutions	353	161
KB Start-up Creation Fund	Deposits	5,033	—
	Other liabilities	6	—
Ssangyong Engineering & Construction Co., Ltd.	Gross amounts of loans and receivables	47,104	—
	Allowances	38,784	—
	Deposits	61	—
	Other liabilities	14	—
Terra Corporation	Deposits	1	—
KB Star Office Private Real Estate Investment Trust No.1	Deposits	8,142	4,850
	Other liabilities	31	9
Associates of Parent’s subsidiaries
Semiland Co., Ltd.	Gross amounts of loans and receivables	19	—
	Deposits	1	1
	Provisions	3	3
KB IC 3rd Recovery Private Equity Fund	Deposits	1,400	—
	Other liabilities	25	—
KB Glenwood Private Equity Fund	Deposits	1	—

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

KB Global Star Game & Apps SPAC.[1]	Deposits		—		897
	Other liabilities		—		2
Joam Housing Development Co., Ltd.[1]	Deposits		—		236
Sehwa Electronics Co., Ltd.[1]	Derivative financial liabilities		—		75
	Deposits		—		72
	Provisions		—		11
	Other liabilities		—		7
Serit Platform Co., Ltd.[1]	Gross amounts of loans and receivables		—		767
	Allowances		—		80
	Other assets		—		2
	Deposits		—		48
DSplant Co., Ltd.[1]	Gross amounts of loans and receivables		—		3,254
	Allowances		—		12
	Other assets		—		10
	Deposits		—		45
	Provisions		—		3
	Other liabilities		—		2
Key management	Gross amounts of loans and receivables		4,578		5,532
	Allowances		1		21
	Other assets		6		6
	Deposits		5,798		8,506
	Other liabilities		62		71
	Provisions		2		44
Other
Retirement pension	Other assets		166		195
	Deposits		48,840		50,317
	Other liabilities		908		1,099
		￦	1,601,479	￦	1,355,583

[1]	Not considered to be the Group’s related party as at December 31, 2013.

In accordance with K-IFRS 1024, the Group includes parent, parent’s subsidiaries and associates, associates of parent’s subsidiaries, key management (including family members), and post-employment benefit plans of the Group and entities regarded as its related parties in the scope of its related parties. Additionally, the Group discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the consolidated financial statements. Refer to Note 13 for details on investments in associates.

Key management includes the directors of the parent company and the executive directors (vice-presidents and above) of the Bank and companies where the directors and /or their close family members have control or joint control.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Unused commitments to related parties as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)		2013		2012
KB Investment and Securities Co., Ltd.	Loan commitment in won	￦	14,505	￦	47,500
KB Kookmin Card Co., Ltd.[1]	Loan commitment in won		520,000		520,000
	Other commitment in won		1,000,000		1,000,000
KB Mezzanine Private Securities Fund	Commitments on purchase of security investment		18,359		57,159
Hanbando BTL Private Special Asset Fund	Commitments on purchase of security investment		15,931		20,798
KB Hope Sharing BTL Private Special Asset	Commitments on purchase of security investment		51,172		64,095
Balhae Infrastructure Fund	Commitments on purchase of security investment		21,744		21,744
UAMCO., Ltd.	Loan commitment in won		127,800		127,800
	Commitments on purchase of security investment		89,950		89,950
KB12-1 Venture Investment Partnership	Commitments on purchase of security investment		16,800		28,000
KoFC KBIC Frontier Champ 2010-5(PEF)	Commitments on purchase of security investment		1,320		10,710
United PF 1st Recovery Private Equity Fund	Loan commitment in won		54,600		106,395
	Commitments on purchase of security investment		49,383		49,383
Incheon Bridge Co., Ltd.	Loan commitment in won		42,088		37,587
KoFC POSCO HANHWA KB shared growth Private Equity Fund	Commitments on purchase of security investment		28,780		35,000
KB Start-up Creation Fund	Commitments on purchase of security investment		16,000		—
KB Gws Private Securities Investment Trust and others	Loan commitment		757		2,899
	Commitments on purchase of security investment		876		876
	Other commitment		—		88,151

[1]	The Bank and KB Kookmin Card Co., Ltd. are jointly liable for the obligation of the Bank before spin-off.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Unused commitments received from related party entities as at December 31, 2013 and 2012, are as follows:

(In millions of Korean won)		2013		2012
Parent’s subsidiaries
KB Investment Co., Ltd.	Loss sharing agreements	￦	10,056	￦	1,424
KB Kookmin Card Co., Ltd.	Loan commitment in won		84,789		63,869
Associate
Ssangyong Engineering & Construction Co., Ltd.	Guarantee in won		293,500		—

Compensation to key management for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Short-term employee benefits		Post- employment benefit		Share-based payments		Total
Registered directors (executive)	￦	1,487	￦	103	￦	449	￦	2,039
Registered directors (non-executive)		364		—		—		364
Non-registered directors		4,324		918		3,722		8,964

	￦	6,175	￦	1,021	￦	4,171	￦	11,367

(In millions of Korean won)	2012
	Short-term employee benefits		Post- employment benefit		Share-based payments		Total
Registered directors (executive)	￦	1,636	￦	91	￦	1,624	￦	3,351
Registered directors (non-executive)		333		—		—		333
Non-registered directors		3,122		246		1,984		5,352

	￦	5,091	￦	337	￦	3,608	￦	9,036

Significant transactions occurring between the Group and related parties include the establishment of deposit accounts, issuance of general purpose loans, loans on business transactions and trade receivables, and providing foreign currency remittances and related services. Other significant transactions include the grant of credit due to acceptance of banker’s usance that the Bank issues and overdraft credit accounts arising from net settlement agreement between the Bank and KB Kookmin Card Co., Ltd.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Collaterals offered to related parties as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)		2013				2012
	Assets pledged	Carrying amount		Collateralized amount		Carrying amount		Collateralized amount
Parent’s subsidiaries
KB Investment and Securities Co., Ltd.	Securities	￦	59,076	￦	59,000	￦	82,025	￦	82,000

Collaterals received from related parties as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)		2013		2012
Associates
Kores Co., Ltd.	Row house	￦	24	￦	24
	Apartment		24		24
	Factory / Forest land		15,000		15,000

42. Approval of Issuance of the Financial Statements

The issuance of the Group’s consolidated financial statements as of and for the year ended December 31, 2013, was approved by the Board of Directors on February 20, 2014.

Exhibit 99.2

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Separate Financial Statements

December 31, 2013 and 2012

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Index

December 31, 2013 and 2012

Report of Independent Auditors

To the Shareholder and Board of Directors of Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

We have audited the accompanying separate statements of financial position of Kookmin Bank (the “Bank”) as of December 31, 2013 and 2012 and January 1, 2012, and the related separate statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2013 and 2012, expressed in Korean won. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the separate financial statements, referred to above, present fairly, in all material respects, the financial position of Kookmin Bank as of December 31, 2013 and 2012 and January 1, 2012, and its financial performance and cash flows for the years ended December 31, 2013 and 2012, in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”).

1

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report is for use by those who are informed about Korean auditing standards and their application in practice.

Seoul, Korea

March 7, 2014

This report is effective as of March 7, 2014, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

2

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Separate Statements of Financial Position

December 31, 2013 and 2012, and January 1, 2012

(In millions of Korean won)	Notes	December 31, 2013		December 31, 2012		January 1, 2012

Assets
Cash and due from financial institutions	4,6,7,36	￦	13,048,992	￦	9,439,053	￦	8,610,497
Financial assets at fair value through profit or loss	4,6,12		1,780,693		1,687,587		2,371,583
Derivative financial assets	4,6,9		1,721,576		2,001,144		2,247,152
Loans	4,6,10,11		202,365,667		198,422,569		199,280,046
Financial investments	4,6,8,12		32,247,449		34,091,416		33,272,763
Investments in associates and subsidiaries	13,38		1,290,870		1,462,531		956,510
Property and equipment	14		2,900,703		2,933,985		2,999,764
Investment property	14		87,492		92,204		90,911
Intangible assets	15		214,709		255,471		307,639
Assets held for sale	18		20,927		5,269		9,931
Other assets	4,6,17		6,749,360		8,163,787		7,581,829

Total assets		￦	262,428,438	￦	258,555,016	￦	257,728,625

Liabilities
Financial liabilities at fair value through profit or loss	4,6	￦	40,067	￦	39,879		28,761
Derivative financial liabilities	4,6,9		1,757,049		2,022,451		1,836,441
Deposits	4,6,19		198,761,452		195,339,216		192,496,427
Debts	4,6,20		13,584,554		14,829,349		14,849,430
Debentures	4,6,21		15,916,838		15,595,670		18,553,045
Provisions	22		539,292		536,838		618,376
Net defined benefit liabilities	23		51,498		73,037		115,427
Current income tax liabilities	32		—		4,788		8,941
Deferred income tax liabilities	16,32		86,352		163,775		270,582
Other liabilities	4,6,24,30		11,206,006		10,079,923		9,942,797

Total liabilities			241,943,108		238,684,926		238,720,227

Equity	25
Capital stock			2,021,896		2,021,896		2,021,896
Capital surplus			5,220,031		5,220,031		4,285,131
Accumulated other comprehensive income	34		543,146		523,335		325,126
Retained earnings	25,33		12,700,257		12,104,828		12,376,245
(Provision of regulatory reserve for credit losses Dec. 31, 2013 : ￦1,573,744 million Dec. 31, 2012 : ￦1,529,975 million Jan 1, 2012 : -)
(Amounts estimated to be appropriated Dec. 31, 2013 : ￦93,989 million Dec. 31, 2012 : ￦43,769 million Jan 1, 2012 : ￦1,529,975 million )

Total equity			20,485,330		19,870,090		19,008,398

Total liabilities and equity		￦	262,428,438	￦	258,555,016	￦	257,728,625

The accompanying notes are an integral part of these separate financial statements.

3

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Separate Statements of Comprehensive Income

Years ended December 31, 2013 and 2012

(In millions of Korean won)	Notes	2013		2012

Interest income		￦	10,517,505	￦	12,428,446
Interest expense			(5,328,994)		(6,569,177)

Net interest income	26		5,188,511		5,859,269

Fee and commission income			1,289,434		1,456,290
Fee and commission expense			(171,553)		(179,570)

Net fee and commission income	27		1,117,881		1,276,720

Net gains on financial assets/liabilities at fair value through profit and loss	28		549,522		521,388

Net other operating expenses	29		(914,497)		(1,207,362)

General and administrative expenses	14,15,23,30,39		(3,364,014)		(3,258,514)

Operating profit before provision for credit losses			2,577,403		3,191,501

Provision for credit losses	11,17,22		(1,056,946)		(1,297,289)

Operating profit			1,520,457		1,894,212

Net non-operating expense	31		(236,919)		(146,363)

Profit before income tax expense			1,283,538		1,747,849

Income tax expense	32		(406,070)		(426,441)

Profit for the year		￦	877,468	￦	1,321,408

(Adjustment in profit of reserve for credit losses Dec. 31, 2013 : ￦783,479 million Dec. 31, 2012 : ￦1,277,639 million)	25
Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities			41,545		(29,263)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations			3,899		(3,319)
Valuation gains(losses) on financial investments			(25,633)		230,791

Other comprehensive income for the year, net of tax	34		19,811		198,209

Total comprehensive income for the year		￦	897,279	￦	1,519,617

The accompanying notes are an integral part of these separate financial statements.

4

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Separate Statements of Changes in Equity

Years ended December 31, 2013 and 2012

(In millions of Korean won)	Capital Stock		Capital Surplus		Accumulated Other Comprehensive Income (loss)		Retained Earnings		Total Equity

Balance at January 1, 2012	￦	2,021,896	￦	4,285,131	￦	341,493	￦	12,359,878	￦	19,008,398
Changes in accounting policy		—		—		(16,367)		16,367		—

Restated balance		2,021,896		4,285,131		325,126		12,376,245		19,008,398

Comprehensive income for the year
Profit for the year		—		—		—		1,321,408		1,321,408
Currency translation differences		—		—		(3,319)		—		(3,319)
Gains on valuation of financial investments		—		—		230,791		—		230,791
Remeasurements of net defined benefit liabilities		—		—		(29,263)		—		(29,263)

Total comprehensive income for the year		—		—		198,209		1,321,408		1,519,617

Transactions with shareholders
Dividends		—		—		—		(657,925)		(657,925)
Loss on capital reduction		—		934,900		—		(934,900)		—

Total transactions with shareholders		—		934,900		—		(1,592,825)		(657,925)

Balance at December 31, 2012	￦	2,021,896	￦	5,220,031	￦	523,335	￦	12,104,828	￦	19,870,090

Balance at January 1, 2013	￦	2,021,896	￦	5,220,031	￦	523,335	￦	12,104,828	￦	19,870,090

Comprehensive income for the year
Profit for the year		—		—		—		877,468		877,468
Currency translation differences		—		—		3,899		—		3,899
Losses on valuation of financial investments		—		—		(25,633)		—		(25,633)
Remeasurements of net defined benefit liabilities		—		—		41,545		—		41,545

Total comprehensive income for the year		—		—		19,811		877,468		897,279

Transactions with shareholders
Dividends		—		—		—		(282,039)		(282,039)

Total transactions with shareholders		—		—		—		(282,039)		(282,039)

Balance at December 31, 2013	￦	2,021,896	￦	5,220,031	￦	543,146	￦	12,700,257	￦	20,485,330

The accompanying notes are an integral part of these separate financial statements.

5

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Separate Statements of Cash Flows

Years ended December 31, 2013 and 2012

(in millions of Korean won)	Notes	2013		2012

Cash flows from operating activities
Profit for the year		￦	877,468	￦	1,321,408

Adjustment for non-cash items
Net gains on financial assets/liabilities at fair value through profit or loss			(122,925)		(192,561)
Losses on derivative financial investments for hedging purposes			49,047		14,654
Adjustment of fair value of derivative financial instruments			699		42
Provision for credit loss			1,056,946		1,297,289
Net losses(gains) on financial investments			(93,824)		131,810
Net losses on subsidiaries and associates			223,881		84,931
Depreciation and amortization expense			234,345		270,434
Other net losses on property and equipment/intangible assets			9,632		1,793
Share-based payment			14,616		8,578
Post-employment benefits			154,401		158,565
Net interest income			227,263		230,366
Losses(gains) on foreign currency translation			44,344		(134,470)
Other income			(61,113)		(6,852)

			1,737,312		1,864,579

Changes in operating assets and liabilities
Financial assets at fair value through profit or loss			(96,637)		684,811
Derivative financial instrument			83,129		247,544
Loans			(5,463,625)		(925,213)
Other assets			(3,768,454)		144,813
Financial liabilities at fair value through profit or loss			(81)		10,950
Deposits			3,501,286		3,188,655
Deferred income tax liabilities			(69,241)		(178,116)
Other liabilities			(628,020)		(49,092)

			(6,441,643)		3,124,352

Net cash generated from (used in) operating activities			(3,826,863)		6,310,339

Cash flows from investing activities
Disposal of financial investments			22,386,666		22,075,689
Acquisition of financial investments			(20,373,262)		(22,812,590)
Decrease in investments in associates and subsidiaries			8,832		16,807
Acquisition of investments in associates and subsidiaries			(32,273)		(164,293)
Disposal of property and equipment			911		9,873
Acquisition of property and equipment			(126,420)		(122,689)
Disposal of intangible assets			2,981		1,802
Acquisition of intangible assets			(37,572)		(46,249)
Others			1,492,611		(885,991)

Net cash provided by (used in) investing activities			3,322,474		(1,927,641)

Cash flows from financing activities
Net cash flows from derivative financial instrument for hedging purposes			7,987		48,924
Net decrease(increase) in debts			(1,271,265)		296,995
Increase in debentures			3,581,940		5,917,067
Decrease in debentures			(3,196,440)		(8,742,610)
Payment of dividends			(282,039)		(657,925)
Net increase in other payables from trust accounts			513,576		196,821
Others			825,535		(54,004)

Net cash provided by (used in) financing activities			179,294		(2,994,732)

Exchange gains on cash and cash equivalents			57,272		24,379

Net decrease(increase) in cash and cash equivalents			(267,823)		1,412,345
Cash and cash equivalents at the beginning of the year	36		5,905,922		4,493,577

Cash and cash equivalents at the end of the year	36	￦	5,638,099	￦	5,905,922

The accompanying notes are an integral part of these separate financial statements.

6

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

1. The Bank

Kookmin Bank (the “Bank”) was incorporated in 1963 under the Citizens National Bank Act to provide banking services to the general public and to small and medium-sized enterprises. Pursuant to the Repeal Act of the Citizens National Bank Act, effective January 5, 1995, the Bank’s status changed to a financial institution which operates under the Banking Act and Commercial Act.

The Bank merged with Korea Long Term Credit Bank on December 31, 1998, and with its subsidiaries, Daegu, Busan, Jeonnam Kookmin Mutual Savings & Finance Co., Ltd., on August 22, 1999. Also, pursuant to the directive from the Financial Services Commission related to the Structural Improvement of the Financial Industry Act, the Bank acquired certain assets, including performing loans, and assumed most of the liabilities of Daedong Bank on June 29, 1998. Also, the Bank completed the merger with Housing and Commercial Bank (“H&CB”) on October 31, 2001, and merged with Kookmin Credit Card Co., Ltd., a majority-owned subsidiary, on September 30, 2003. Meanwhile, the Bank spun off its credit card business segment on February 28, 2011, and KB Kookmin Card Co., Ltd. became a subsidiary of KB Financial Group Inc.

The Bank listed its shares on the Stock Market Division of the Korea Exchange (“KRX,” formerly Korea Stock Exchange) in September 1994. As a result of the merger with H&CB, the shareholders of the former Kookmin Bank and H&CB received new common shares of the Bank which were relisted on the KRX on November 9, 2001. In addition, H&CB listed its American Depositary Shares (“ADS”) on the New York Stock Exchange (“NYSE”) on October 3, 2000, prior to the merger. Following the merger with H&CB, the Bank listed its ADS on the NYSE on November 1, 2001. The Bank became a wholly owned subsidiary of KB Financial Group Inc. through a comprehensive stock transfer on September 29, 2008. Subsequently, the Bank’s shares and its ADS, each listed on the KRX and the NYSE, were delisted on October 10, 2008 and September 26, 2008, respectively. As of December 31, 2013, the Bank’s paid-in capital is ￦2,021,896 million.

The Bank engages in the banking business in accordance with the Banking Act, trust business in accordance with the Financial Investment Services and Capital Markets Act, and other relevant businesses. As of December 31, 2013, the Bank operates 1,207 domestic branches and offices, and five overseas branches (excluding four subsidiaries and three offices).

7

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

2. Basis of Preparation

2.1 Application of K-IFRS

The financial statements of the Bank have been prepared in accordance with Korean-IFRS (“K-IFRS”). K-IFRS are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the separate financial statements are disclosed in Note 2.4.

The Bank has prepared separate financial statements in accordance with K-IFRS 1027, Separate Financial Statements.

New standards, amendments and interpretations issued but not effective for the year beginning January 1, 2013, and not early adopted by the Bank are as follows:

Amendment to K-IFRS 1032, Financial Instruments: Presentation

According to Amendment to K-IFRS 1032, Financial Instruments: Presentation, provides that the right to offset must not be contingent on a future event and must be legally enforceable in all of circumstances; and if an entity can settle amounts in a manner such that outcome is, in effect, equivalent to net settlement, the entity will meet the net settlement criterion. This amendment is effective for annual periods beginning on or after January 1, 2014, and the Bank is assessing the impact of application of this amendment on its financial statements.

Amendment to K-IFRS 1039, Financial Instruments: Recognition and Measurement

Amendment to K-IFRS 1039, Financial Instruments: Recognition and Measurement, allows the continuation of hedge accounting for a derivative that has been designated as a hedging instrument in a circumstance in which that derivative is novated to a central counterparty (CCP) as a consequence of laws or regulations. This amendment is effective for annual periods beginning on or after January 1, 2014, with early adoption permitted. The Bank is assessing the impact of application of this amendment on its financial statements.

Enactment of K-IFRS 2121, Levies

K-IFRS 2121, Levies, is applied to a liability to pay a levy imposed by a government in accordance with the legislation. The interpretation requires that the liability to pay a levy is recognized when the activity that triggers the payment of the levy occurs, as identified by the legislation (the obligating event). This interpretation is effective for annual periods beginning on or after January 1, 2014, with early adoption permitted. The Bank is assessing the impact of application of this interpretation on its financial statements.

8

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

New standards, amendments and interpretations adopted by the Bank for the financial year beginning on January 1, 2013, are as follows:

Amendment to K-IFRS 1001, Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income

K-IFRS 1001, Presentation of Financial Statements, was amended to require other comprehensive income items to be classified into items that might be reclassified to profit or loss in subsequent periods and items that would not be reclassified subsequently. The Bank applies the presentation of items of other comprehensive income in accordance with the enactment retrospectively and restated separate statement of comprehensive income for the year ended December 31, 2012. There is no effect on the Bank’s total comprehensive income for the retrospective application of change in accounting policy.

Amendment to K-IFRS 1019, Employee Benefits

According to the amendment to K-IFRS 1019, Employee Benefits, the use of a ‘corridor’ approach is no longer permitted, and therefore all actuarial gains and losses incurred are immediately recognized in other comprehensive income. All past service costs incurred from changes in pension plan are immediately recognized, and interest costs and expected returns on plan assets that used to be separately calculated are now changed to calculating net interest expense (income) by applying discount rate used in measuring defined benefit obligation in net defined benefit liabilities (assets). The Bank applies the accounting policy retrospectively in accordance with the amended standards. The comparative separate statements of the financial position and comprehensive income were restated by reflecting adjustments resulting from the retrospective application.

The effect of these changes in accounting policy to financial position as of December 31, 2013 and 2012, and January 1, 2012, and to comprehensive income for the years ended December 31, 2013 and 2012, are as follows:

Effect on Separate Statements of Financial Position

(In millions of Korean won)	December 31, 2013		December 31, 2012		January 1, 2012
Increase(decrease) in defined benefit liabilities	￦	9,103	￦	9,821	￦	—
Increase(decrease) in deferred income tax liabilities		(2,203)		(2,377)		—
Increase(decrease) in accumulated other comprehensive income		(4,085)		(45,630)		(16,367)
Increase(decrease) in retained earnings		(2,815)		38,186		16,367

9

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

Effect on Statements of Comprehensive Income

(In millions of Korean won)	2013		2012
Decrease(increase) in general and administrative expenses	￦	(54,091)	￦	28,786
Decrease(increase) in income tax		13,090		(6,967)
Increase(decrease) in other comprehensive income		41,545		(29,263)

Termination benefits are payable when employment is terminated by the Bank before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. An entity shall recognize a liability and expense for termination benefits at the earlier of the following dates: when the entity can no longer withdraw the offer of those benefits and when the entity recognizes costs for a restructuring that is within the scope of K-IFRS 1037 and involves the payment of termination benefits. Termination benefits are measured by considering the number of employees expected to accept the offer in the case of a voluntary early retirement. Termination benefits over 12 months after the reporting period are discounted to present value. The Bank expects that the application of this amendment would not have a material impact on its separate financial statements.

Amendment to K-IFRS 1027, Separate Financial Statements

K-IFRS 1027, as amended in accordance with the enactment of K-IFRS 1110, applies to investments in subsidiaries, associates and joint ventures on the separate financial statements. There is no impact of the amendment of K-IFRS 1027 on the separate financial statements of the Bank.

Enactment of K-IFRS 1110, Consolidated Financial Statements

K-IFRS 1110 supersedes K-IFRS 1027, Consolidated and Separate Financial Statements and K-IFRS 2012, Consolidation: Special Purpose Entities.

K-IFRS 1110, Consolidated Financial Statements, builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included in the consolidated financial statements of the parent company. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The standard provides additional guidance to assist in the determination of control where this is difficult to assess.

In accordance with transitional provision of K-IFRS 1110, the financial statements for earlier comparative periods are restated, to ensure conformity with the conclusion of K-IFRS 1110, unless it is impracticable to do so. At the date of initial application, a reporting entity that has no change in consolidation is not required to make adjustments to the previous accounting policy.

As a result of reviewing the impact of the enactment of K-IFRS 1110, the Bank decided to consolidate nine trusts including a personal pension trust and four structured entities including KH First Co., Ltd. into the consolidated financial statements.

10

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

In accordance with K-IFRS 1110, the Bank consolidated nine trusts, including a personal pension trust, because the Bank has power as a trustee, exposure to variable returns as the Bank guarantees repayment of principal if the trust property is less than the principal, and the ability to use power to affect its amount of variable returns. In addition, the Bank consolidated four structured entities, including KH First Co., Ltd., because the Bank directly provides lines of credit to the structured entities following the insolvency of securitization assets and has power as a credit provider, exposure to variable returns and the ability to use power to affect its amount of variable returns.

i. New subsidiaries included as a result of the adoption of K-IFRS 1110

Name of subsidiaries	Ownership(%)	Location	Industry
Personal pension and 8 other trusts	—	Korea	Trust
KH First Co., Ltd.	—	Korea	Asset-backed securitization and others
Samho Kyungwon Co., Ltd.	—	Korea	Asset-backed securitization and others
Taejon Samho The First Co., Ltd.	—	Korea	Asset-backed securitization and others
Prince DCM Co., Ltd.	—	Korea	Asset-backed securitization and others

ii. Effect on the financial statements by the adoption of K-IFRS 1110:

There is no impact of the enactment of K-IFRS 1110 on the separate financial statements of the Bank.

Enactment of K-IFRS 1111, Joint Arrangements

K-IFRS 1111, Joint Arrangements, aims to reflect the substance of joint arrangements by focusing on the contractual rights and obligations that each party to the arrangement has rather than its legal form. Joint arrangements are classified as either joint operations or joint ventures. A joint operation is when joint operators have rights to the assets and obligations for the liabilities, and account for the assets, liabilities, revenues and expenses, while parties to the joint venture have rights to the net assets of the arrangement. The adoption of K-IFRS 1111 does not have a material impact on the separate financial statements of the Bank.

Enactment of K-IFRS 1112, Disclosures of Interests in Other Entities

K-IFRS 1112, Disclosures of Interests in Other Entities, provides the disclosure requirements for a subsidiary, an associate, a joint arrangement or an unconsolidated structured entity. Disclosures of interests for the separate financial statements are required under K-IFRS 1027, Separate Financial Statement. In the meanwhile, the disclosures for an unconsolidated structured entity are required under K-IFRS 1112 if an entity has an interest in unconsolidated structured entity and prepares the separate financial statements as its only financial statements. There is no impact of the enactment of K-IFRS 1112 on the separate financial statements.

11

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

Enactment of K-IFRS 1113, Fair value measurement

K-IFRS 1113 aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for all fair value measurements under K-IFRS. K-IFRS 1113 does not extend the use of fair value accounting but provides guidance on how it should be applied where its use is already required or permitted by other standards within K-IFRS. K-IFRS 1113 has been effective prospectively for annual periods beginning on or after January 1, 2013. The adoption of K-IFRS 1113 does not have a material impact on the separate financial statements of the Bank.

2.2 Measurement Basis

The separate financial statements have been prepared under the historical cost convention unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of each entity of the Bank are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The separate financial statements are presented in Korean won, which is the parent company’s functional and presentation currency. Refer to Notes 3.2.1 and 3.2.2.

2.4 Significant Estimates

The preparation of separate financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

Estimates and assumptions are continually evaluated and any change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only. Alternatively if the change in accounting estimate affects both the period of change and future periods, that change is recognized in the profit or loss of all those periods.

12

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

Uncertainty in estimates and assumptions with significant risk that may result in material adjustment to the separate financial statements are as follows:

2.4.1 Deferred income taxes

The recognition of a deferred tax asset relies on an assessment of the probability and sufficiency of future taxable profits, future reversals of existing taxable temporary differences and ongoing tax planning strategies.

2.4.2 Fair value of financial instruments

The fair value of financial instruments where no active market exists or where quoted prices are not otherwise available is determined by using valuation techniques. Financial instruments, which are not actively traded in the market and those with less transparent market prices, will have less objective fair values and require broad judgment on liquidity, concentration, uncertainty in market factors and assumptions in price determination and other risks.

As described in the significant accounting policies in Note 3.3, ‘Recognition and Measurement of Financial Instruments’, diverse valuation techniques are used to determine the fair value of financial instruments, from generally accepted market valuation models to internally developed valuation models that incorporate various types of assumptions and variables. Please refer to Note 6 for the methods of fair value determination for financial instruments. Refer to Note. 6 for details on valuation techniques and inputs used to determine the fair value of financial instruments.

2.4.3 Provisions for credit losses (allowances for loan losses, provisions for acceptances and guarantees, and unused loan commitments)

The Bank determines and recognizes allowances for losses on loans through impairment testing and recognizes provisions for guarantees, and unused loan commitments. The accuracy of provisions for credit losses is determined by the methodology and assumptions used for estimating expected cash flows of the borrower for individually assessed allowances of loans, collectively assessed allowances for groups of loans, guarantees and unused loan commitments.

2.4.4 Net defined benefit liability

The present value of net defined benefit liability depends on a number of factors that are determined on an actuarial basis using a number of assumptions (Note 23).

2.4.5 Estimated impairment of goodwill

The Bank tests annually whether goodwill has suffered any impairment. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations (Note 15).

13

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

3. Significant Accounting Policies

The significant accounting policies applied in the preparation of these separate financial statements are set out below. These policies have been consistently applied to all periods presented, unless otherwise stated.

3.1 Investments in Subsidiaries and Associates

Investments in subsidiaries and associates are accounted for at cost method in accordance with K-IFRS 1027. Beneficiary certificates in private equity fund which is consolidated is classified as available-for-sale financial assets and accounted for at fair value method in accordance with K-IFRS 1039.

The Bank determines at each reporting date whether there is any objective evidence that the investments in the associates and subsidiaries are impaired. If this is the case, the Bank calculates the amount of impairment as the difference between the recoverable amount of the associates and its carrying value and recognizes the amount as ‘Non-operating income and expense’ in the statements of comprehensive income.

3.2 Foreign Currency

3.2.1 Foreign currency transactions and balances

A foreign currency transaction is recorded, on initial recognition in the functional currency, by applying the spot exchange rate between the functional currency and the foreign currency at the date of the transaction. At the end of each reporting period foreign currency monetary items are translated using the closing rate which is the spot exchange rate at the end of the reporting period. Non-monetary items that are measured at fair value in a foreign currency are translated using the spot exchange rates at the date when the fair value was determined and non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the spot exchange rate at the date of the transaction.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the period in which they arise. When gains or losses on a non-monetary item are recognized in other comprehensive income, any exchange component of those gains or losses are also recognized in other comprehensive income. Conversely, when gains or losses on a non-monetary item are recognized in profit or loss, any exchange component of those gains or losses are also recognized in profit or loss.

14

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

3.2.2 Foreign Operations

The financial performance and financial position of all foreign operations, whose functional currencies differ from the Bank’s presentation currency, are translated into the Bank’s presentation currency using the following procedures:

Assets and liabilities for each statement of financial position presented are translated at the closing rate at the end of the reporting period. Income and expenses in the statement of comprehensive income presented are translated at average exchange rates for the period. All resulting exchange differences are recognized in other comprehensive income.

Any goodwill arising from the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising from the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation. Thus they are expressed in the functional currency of the foreign operation and are translated into the presentation currency at the closing rate.

On the disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation, recognized in other comprehensive income and accumulated in the separate component of equity, is reclassified from equity to profit or loss (as a reclassification adjustment) when the gains or losses on disposal are recognized.

3.3 Recognition and Measurement of Financial Instruments

3.3.1 Initial recognition

The Bank recognizes a financial asset or a financial liability in its statement of financial position when, the Bank becomes a party to the contractual provisions of the instrument. A regular way purchase or sale of financial assets (a purchase or sale of a financial asset under a contract whose terms require delivery of the financial instruments within the time frame established generally by market regulation or practice) is recognized and derecognized using trade date accounting.

The Bank classifies financial assets as financial assets at fair value through profit or loss, held-to-maturity financial assets, available-for-sale financial assets, or loans and receivables. The Bank classifies financial liabilities as financial liabilities at fair value through profit or loss, or other financial liabilities. The classification depends on the nature and holding purpose of the financial instrument at initial recognition in the financial statements.

At initial recognition, a financial asset or financial liability is measured at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value of a financial instrument on initial recognition is normally the transaction price (that is, the fair value of the consideration given or received) in an arm’s length transaction.

3.3.2 Subsequent measurement

After initial recognition, financial instruments are measured at amortized cost or fair value based on classification at initial recognition.

15

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

Amortized cost

The amortized cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition and adjusted to reflect principal repayments, cumulative amortization using the effective interest method and any reduction (directly or through the use of an allowance account) for impairment or uncollectibility.

Fair value

Fair values, which the Bank primarily uses for the measurement of financial instruments, are the published price quotations based on market prices or dealer price quotations of financial instruments traded in an active market where available. These are the best evidence of fair value. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, an entity in the same industry, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

If the market for a financial instrument is not active, fair value is determined either by using a valuation technique or independent third-party valuation service. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, referencing to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Bank uses valuation models that are commonly used by market participants and customized for the Bank to determine fair values of common over-the-counter (OTC) derivatives such as options, interest rate swaps and currency swaps which are based on the inputs observable in markets. For more complex instruments, the Bank uses internally developed models, which are usually based on valuation methods and techniques generally recognized as standard within the industry, or a value measured by an independent external valuation institution as the fair values if all or some of the inputs to the valuation models are not market observable and therefore it is necessary to estimate fair value based on certain assumptions.

The Bank’s Fair Value Evaluation Committee, which consists of the risk management department, trading department and accounting department, reviews the appropriateness of internally developed valuation models, and approves the selection and changing of the external valuation institution and other considerations related to fair value measurement. The review results on the fair valuation models are reported to the Market Risk Management subcommittee by the Fair Value Evaluation Committee on a regular basis.

If the valuation technique does not reflect all factors which market participants would consider in setting a price, the fair value is adjusted to reflect those factors. These factors include counterparty credit risk, bid-ask spread, liquidity risk and others.

The chosen valuation technique makes maximum use of market inputs and relies as little as possible on entity-specific inputs. It incorporates all factors that market participants would consider in setting a price and is consistent with accepted economic methodologies for pricing financial instruments. Periodically, the Bank calibrates the valuation technique and tests it for validity using prices from observable current market transactions of the same instrument or based on other relevant observable market data.

16

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

3.3.3 Derecognition

Derecognition is the removal of a previously recognized financial asset or financial liability from the statement of financial position. The Bank derecognizes a financial asset or a financial liability when, and only when:

Derecognition of financial assets

Financial assets are derecognized when the contractual rights to the cash flows from the financial assets expire or the financial assets have been transferred and substantially all the risks and rewards of ownership of the financial assets are also transferred, or all the risks and rewards of ownership of the financial assets are neither substantially transferred nor retained and the Group has not retained control. If the Bank neither transfers nor disposes of substantially all the risks and rewards of ownership of the financial assets, the Bank continues to recognize the financial asset to the extent of its continuing involvement in the financial asset.

If the Bank transfers the contractual rights to receive the cash flows of the financial asset, but retains substantially all the risks and rewards of ownership of the financial asset, the Bank continues to recognize the transferred asset in its entirely and recognize a financial liability for the consideration received.

Derecognition of financial liabilities

Financial liabilities are derecognized from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expires.

3.3.4 Offsetting

A financial asset and a financial liability are offset and the net amount presented in the statement of financial position when, and only when the Group currently has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

3.4 Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, foreign currency, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

17

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

3.5 Non-derivative Financial Assets

3.5.1 Financial assets at fair value through profit or loss

This category comprises two sub-categories: financial assets classified as held for trading, and financial assets designated by the Bank as at fair value through profit or loss upon initial recognition.

A non-derivative financial asset is classified as held for trading if either:

•	It is acquired for the purpose of selling in the near term, or

•	It is part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking.

The Bank may designate certain financial assets, other than held for trading, upon initial recognition as at fair value through profit or loss when one of the following conditions is met:

•	It eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as ‘an accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

•	A group of financial assets is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to the Bank’s key management personnel.

•	A contract contains one or more embedded derivatives; the Bank may designate the entire hybrid (combined) contract as a financial asset at fair value through profit or loss if allowed by K-IFRS 1039, Financial Instruments: Recognition and measurement.

After initial recognition, a financial asset at fair value through profit or loss is measured at fair value and gains or losses arising from a change in the fair value are recognized in profit or loss. Interest income, dividend income, and gains or losses from sale and repayment from financial assets at fair value through profit or loss are recognized in the statement of comprehensive income as net gains on financial instruments at fair value through profit or loss.

3.5.2 Financial Investments

Available-for-sale and held-to-maturity financial assets are presented as financial investments.

Available-for-sale financial assets

Profit or loss of financial assets classified as available for sale, except for impairment loss and foreign exchange gains and losses resulting from changes in amortized cost of debt securities, is recognized as other comprehensive income, and cumulative profit or loss is reclassified from equity to current profit or loss at the derecognition of the financial asset, and it is recognized as part of other operating profit or loss in the statement of comprehensive income.

However, interest revenue measured using the effective interest method is recognized in current profit or loss, and dividends of financial assets classified as available-for-sale are recognized when the right to receive payment is established.

18

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

Available-for-sale financial assets denominated in foreign currencies are translated at the closing rate. For available-for-sale debt securities denominated in foreign currency, exchange differences resulting from changes in amortized cost are recognized in profit or loss as part of other operating income and expenses. For available-for-sale equity securities denominated in foreign currency, the entire change in fair value including any exchange component is recognized in other comprehensive income.

Held-to-maturity financial assets

Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and fixed maturity that the Bank’s management has the positive intention and ability to hold to maturity. Held-to-maturity financial assets are subsequently measured at amortized cost using the effective interest method after initial recognition and interest income is recognized using the effective interest method.

3.5.3 Loans and receivables

Non-derivative financial assets which meet the following conditions are classified as loans and receivables:

•	Those with fixed or determinable payments.

•	Those that are not quoted in an active market.

•	Those that the Bank does not intend to sell immediately or in the near term.

•	Those that the Bank, upon initial recognition, does not designate as available-for-sale or as at fair value through profit or loss.

After initial recognition, these are subsequently measured at amortized cost using the effective interest method.

If the financial asset is purchased under an agreement to resale the asset at a fixed price or at a price that provides a lender’s return on the purchase price, the consideration paid is recognized as loans and receivables.

3.6 Impairment of financial assets

The Bank assesses at the end of each reporting period whether there is any objective evidence that a financial asset or group of financial assets except for financial assets at fair value through profit or loss is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred, if and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. However, losses expected as a result of future events, no matter how likely, are not recognized.

19

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the holder of the asset about the following loss events:

•	Significant financial difficulty of the issuer or obligor.

•	A breach of contract, such as a default or delinquency in interest or principal payments.

•	The lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider.

•	It becomes probable that the borrower will declare bankruptcy or undergo financial reorganization.

•	The disappearance of an active market for that financial asset because of financial difficulties.

•	Observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio.

In addition to the types of events in the preceding paragraphs, objective evidence of impairment for an investment in an equity instrument classified as an available-for-sale financial asset includes a significant or prolonged decline in the fair value below its cost. The Bank considers the decline in the fair value of over 30% against the original cost as a “significant decline”. A decline is considered as prolonged if the period, in which the fair value of the financial asset has been below its original cost at initial recognition, is same as or more than six months.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured and recognized in profit or loss as either provisions for credit loss or other operating income and expenses.

3.6.1 Loans and receivables

If there is objective evidence that an impairment loss on loans and receivables carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate.

The Bank first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant (individual assessment of impairment), and individually or collectively for financial assets that are not individually significant. If the Bank determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment (collective assessment of impairment).

Individual assessment of impairment

Individual assessment of impairment losses are calculated by discounting the expected future cash flows of a loan at its original effective interest rate and comparing the resultant present value with the loan’s current carrying amount. This process normally encompasses management’s best estimate, such as operating cash flow of the borrower and net realizable value of any collateral held.

20

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

Collective assessment of impairment

A methodology based on historical loss experience is used to estimate inherent incurred loss on groups of assets for collective assessment of impairment. Such methodology incorporates factors such as type of collateral, product and borrowers, credit rating, loss emergence period, recovery period and applies probability of default on a group of assets and loss given default by type of recovery method. Also, consistent assumptions are applied to form a formula-based model in estimating inherent loss and to determine factors on the basis of historical loss experience and current condition. The methodology and assumptions used for collective assessment of impairment are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

Impairment loss on loans reduces the carrying amount of the asset through use of an allowance account, and when a loan becomes uncollectable, it is written off against the related allowance account. If, in a subsequent period, the amount of the impairment loss decreases and is objectively related to the subsequent event after recognition of impairment, the previously recognized impairment loss is reversed by adjusting the allowance account. The amount of the reversal is recognized in profit or loss.

3.6.2 Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss (the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss) that had been recognized in other comprehensive income is reclassified from equity to profit or loss as part of other operating income and expenses.

If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, a portion of the impairment loss is reversed up to but not exceeding the previously recorded impairment loss, with the amount of the reversal recognized in profit or loss as part of other operating income and expenses in the statement of comprehensive income. However, impairment losses recognized in profit or loss for an available-for-sale equity instrument classified as available for sale are not reversed through profit or loss.

3.6.3 Held-to-maturity financial assets

If there is objective evidence that an impairment loss on held-to-maturity financial assets carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The amount of the loss is recognized in profit or loss as part of other operating income and expenses. The impairment loss on held-to-maturity financial assets is directly deducted from the carrying amount.

21

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

In the case of a financial asset classified as held to maturity, if, in a subsequent period, the amount of the impairment loss decreases and it is objectively related to an event occurring after the impairment is recognized, a portion of the previously recognized impairment loss is reversed up to but not exceeding the extent of amortized cost at the date of recovery. The amount of reversal is recognized in profit or loss as part of other operating income and expenses in the statement of comprehensive income.

3.7 Derivative Financial Instruments

The Bank enters into numerous derivative financial instrument contracts such as currency forwards, interest rate swaps, currency swaps and others for trading purposes or to manage its exposures to fluctuations in interest rates and currency exchange, amongst others. These derivative financial instruments are presented as derivative financial instruments within the financial statements irrespective of transaction purpose and subsequent measurement requirement.

The Bank designates certain derivatives as hedging instruments to hedge the risk of changes in fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge).

At the inception of the hedge, there is formal designation and documentation of the hedging relationship and the Bank’s risk management objective and strategy for undertaking the hedge. That documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value attributable to the hedged risk.

3.7.1 Derivative financial instruments held for trading

All derivative financial instruments, except for derivatives that are designated and qualify for hedge accounting, are measured at fair value. Gains or losses arising from a change in fair value are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.2 Fair value hedges

If derivatives qualify for a fair value hedge, the change in fair value of the hedging instrument and the change in fair value of the hedged item attributable to the hedged risk are recognized in profit or loss as part of other operating income and expenses. Fair value hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting or the Bank revokes the designation. Once fair value hedge accounting is discontinued, the adjustment to the carrying amount of a hedged item is fully amortized to profit or loss by the maturity of the financial instrument using the effective interest method.

22

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

3.7.3 Embedded derivatives

An embedded derivative is separated from the host contract and accounted for as a derivative if, and only, if the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract and a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative and the hybrid (combined) instrument is not measured at fair value with changes in fair value recognized in profit or loss. Gains or losses arising from a change in the fair value of an embedded derivative separated from the host contract are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.4 Day one gain and loss

If the Bank uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of the financial instrument, there may be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the difference is deferred and not recognized in profit or loss, and is amortized by using the straight-line method over the life of the financial instrument. If the fair value of the financial instrument is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss or other operating income and expenses.

3.8 Property and Equipment

3.8.1 Recognition and measurement

All property and equipment that qualify for recognition as an asset are measured at cost and subsequently carried at cost less any accumulated depreciation and any accumulated impairment losses.

The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent expenditures are capitalized only when they prolong the useful life or enhance values of the assets but the costs of the day-to-day servicing of the assets such as repair and maintenance costs are recognized in profit or loss as incurred. When a part of an item of an asset has a different useful life from that of the entire asset, it is recognized as a separate asset.

3.8.2 Depreciation

Land is not depreciated whereas other property and equipment are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Bank. The depreciable amount of an asset is determined after deducting its residual value. As for leased assets, if there is no reasonable certainty that the Bank will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life.

23

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

The depreciation methods and estimated useful lives of the assets are as follows:

Property and equipment	Depreciation method	Estimated useful lives
Buildings and structures	Straight-line	40 years
Leasehold improvements	Declining-balance	4 years
Equipment and vehicles	Declining-balance	4 years

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year end and, if expectations differ from previous estimates or if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the changes are accounted for as a change in an accounting estimate.

3.9 Investment properties

3.9.1 Recognition and Measurement

Properties held to earn rentals or for capital appreciation or both are classified as investment properties. Investment properties are measured initially at their cost and subsequently the cost model is used.

3.9.2 Depreciation

Land is not depreciated, whereas other investment properties are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Bank. The depreciable amount of an asset is determined after deducting its residual value.

The depreciation method and estimated useful lives of the assets are as follows:

Property and equipment	Depreciation method	Estimated useful lives
Buildings	Straight-line	40 years

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year end and, if expectations differ from previous estimates or if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the changes are accounted for as a change in an accounting estimate.

3.10 Intangible assets

Intangible assets are measured initially at cost and subsequently carried at their cost less any accumulated amortization and any accumulated impairment losses.

24

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

Intangible assets, except for goodwill and membership rights, are amortized using the straight-line method with no residual value over their estimated useful economic life since the asset is available for use.

Intangible assets	Amortization method	Estimated useful lives
Industrial property rights	Straight-line	5 ~ 10 years
Software	Straight-line	4 years
Others	Straight-line	4 ~ 30 years

The amortization period and the amortization method for intangible assets with a finite useful life are reviewed at least at each financial year end. Where an intangible asset is not being amortized because its useful life is considered to be indefinite, the Bank carries out a review in each accounting period to confirm whether or not events and circumstances still support the assumption of an indefinite useful life. If they do not, the change from the indefinite to finite useful life is accounted for as a change in an accounting estimate.

3.10.1 Goodwill

Recognition and measurement

Goodwill acquired from business combinations before January 1, 2010 is stated at its carrying amount which was recognized under the Bank’s previous accounting policy, prior to the transition to K-IFRS.

Goodwill acquired from business combinations after January 1, 2010, is initially measured as the excess of the aggregate of the consideration transferred, fair value of non-controlling interest and the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the business acquired, the difference is recognized in profit or loss.

Acquisition-related costs incurred to effect a business combination are charged to expenses in the periods in which the costs are incurred and the services are received, except for the costs to issue debt or equity securities.

Subsequent measurement

Goodwill is not amortized and is stated at cost less accumulated impairment losses. However, goodwill that forms part of the carrying amount of an investment in associates is not separately recognized and an impairment loss recognized is not allocated to any asset, including goodwill, which forms part of the carrying amount of the investment in the associates.

25

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

3.10.2 Subsequent expenditure

Subsequent expenditure is capitalized only when it enhances values of the assets. Internally generated intangible assets, such as goodwill and trade name, are not recognized as assets but expensed as incurred.

3.11 Leases

3.11.1 Finance lease

A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership. At the commencement of the lease term, the Bank recognizes finance leases as assets and liabilities in its statements of financial position at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs of the lessee are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the Bank adopts for depreciable assets that are owned. If there is reasonable certainty that the lessee will obtain ownership by the end of the lease term, the period of expected use is the useful life of the asset; otherwise, the asset is fully depreciated over the shorter of the lease term and its useful life.

3.11.2 Operating lease

A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership.

Leases in the financial statements of lessees

Lease payments under an operating lease (net of any incentives received from the lessor) are recognized as an expense on a straight-line basis over the lease term unless another systematic basis is more representative of the time pattern of the asset’s benefit.

Leases in the financial statements of lessors

Lease income from operating leases are recognized in income on a straight-line basis over the lease term unless another systematic basis is more representative of the time pattern in which use benefit derived from the leased asset is diminished. Initial direct costs incurred by the lessors in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized as an expense over the lease term on the same basis as the lease income.

26

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

3.12 Impairment of non-financial assets

The Bank assesses at the end of each reporting period whether there is any indication that a non-financial asset, except for (i) deferred income tax assets, (ii) assets arising from employee benefits and (iii) non-current assets (or group of assets to be sold) classified as held for sale, may be impaired. If any such indication exists, the Bank estimates the recoverable amount of the asset. However, irrespective of whether there is any indication of impairment, the Bank tests (i) goodwill acquired in a business combination, (ii) intangible assets with an indefinite useful life and (iii) intangible assets not yet available for use for impairment annually by comparing their carrying amount with their recoverable amount.

The recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Bank determines the recoverable amount of the cash-generating unit to which the asset belongs (the asset’s cash-generating unit). A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit that are discounted by a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

If the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is an impairment loss and recognized immediately in profit or loss. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units that are expected to benefit from the synergies of the combination. The impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit.

An impairment loss recognized for goodwill is not reversed in a subsequent period. The Bank assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for an asset, other than goodwill, may no longer exist or may have decreased, and an impairment loss recognized in prior periods for an asset other than goodwill shall be reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss cannot exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

27

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

3.13 Non-current assets held for sale

A non-current asset or disposal group is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. A non-current asset (or disposal group) classified as held for sale is measured at the lower of its carrying amount and fair value less costs to sell which is measured in accordance with the applicable K-IFRS, immediately before the initial classification of the asset (or disposal group) as held for sale.

A non-current asset while it is classified as held for sale or while it is part of a disposal group classified as held for sale is not depreciated (or amortized).

Impairment loss is recognized for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. Gains are recognized for any subsequent increase in fair value less costs to sell of an asset, but not in excess of the cumulative impairment loss that has been recognized.

3.14 Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss are financial liabilities held for trading. After initial recognition, financial liabilities at fair value through profit or loss are measured at fair value and gains or losses arising from changes in the fair value, and gains or losses from sale and repayment of financial liabilities at fair value through profit or loss are recognized as net gains on financial instruments at fair value through profit or loss in the statement of comprehensive income.

3.15 Provisions

Provisions are recognized when the Bank has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of provisions, and where the effect of the time value of money is material, the amount of provisions are the present value of the expenditures expected to be required to settle the obligation.

Provisions on confirmed and unconfirmed acceptances and guarantees, unfunded commitments of credit cards and unused credit lines of consumer and corporate loans are recognized using a valuation model that applies the credit conversion factor, probability of default, and loss given default.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provisions are reversed.

28

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

If the Bank has a contract that is onerous, the present obligation under the contract is recognized and measured as provisions. An onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the minimum net cost to exit from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfill it.

3.16 Financial guarantee contracts

A financial guarantee contract is a contract that requires the issuer (the Bank) to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts are initially recognized at fair value. After initial recognition, financial guarantee contracts are measured at the higher of:

•	The amount determined in accordance with K-IFRS 1037, Provisions, Contingent Liabilities and Contingent Assets, and

•	The initial amount recognized, less, when appropriate, cumulative amortization recognized in accordance with K-IFRS 1018, Revenue.

3.17 Equity instrument issued by the Bank

An equity instrument is any contract or agreement that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are deducted, net of tax, from the equity.

3.18 Revenue recognition

3.18.1 Interest income and expense

Interest income and expense are recognized using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability (or groups of financial assets or financial liabilities) and of allocating the interest income or interest expense over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Bank estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts. In those rare cases when it is not possible to estimate reliably the cash flows or the expected life of a financial instrument (or group of financial instruments), the Bank uses the contractual cash flows over the full contractual term of the financial instrument (or group of financial instruments).

29

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

Interest on impaired financial assets is recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

3.18.2 Fee and commission income

The Bank recognizes financial service fees in accordance with the accounting standard of the financial instrument related to the fees earned.

Fees that are an integral part of the effective interest of a financial instrument

Such fees are generally treated as adjustments of effective interest. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, negotiating the terms of the instrument, preparing and processing documents and closing the transaction and origination fees received on issuing financial liabilities measured at amortized cost. However, fees relating to the creation or acquisition of a financial instrument at fair value through profit or loss are recognized as revenue immediately.

Fees earned as services are provided

Such fees are recognized as revenue as the services are provided. The fees include fees charged for servicing a financial instrument and charged for managing investments.

Fees that are earned on the execution of a significant act

Such fees are recognized as revenue when the significant act has been completed.

Commission on the allotment of shares to a client is recognized as revenue when the shares have been allotted and placement fees for arranging a loan between a borrower and an investor is recognized as revenue when the loan has been arranged.

A syndication fee received by the Bank that arranges a loan and retains no part of the loan package for itself (or retains a part at the same effective interest rate for comparable risk as other participants) is compensation for the service of syndication. Such a fee is recognized as revenue when the syndication has been completed.

3.18.3 Dividend income

Dividend income is recognized in profit or loss when the right to receive payment is established. Dividend income from financial assets at fair value through profit or loss and financial investment is recognized in profit or loss as part of net gains on financial assets at fair value through profit or loss and other operating income and expenses, respectively.

30

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

3.19 Employee compensation and benefits

3.19.1 Post-employment benefits:

Defined benefit plans

All post-employment benefits, other than defined contribution plans, are classified as defined benefit plans. The amount recognized as a net defined benefit liability is the present value of the defined benefit obligation less the fair value of plan assets at the end of the reporting period.

The present value of the defined benefit obligation is calculated annually by independent actuaries using the Projected Unit Credit method. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in other comprehensive income(loss).

When the total of the present value of the defined benefit obligation minus the fair value of plan assets results in an asset, it is recognized to the extent of the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Past service cost is the change in the present value of the defined benefit obligation, which arises when the Bank introduces a defined benefit plan or changes the benefits of an existing defined benefit plan. Such past service cost is immediately recognized as an expense for the year.

Defined contribution plans

The contributions are recognized as employee benefit expense when they are due.

3.19.2 Short-term employee benefits

Short-term employee benefits are employee benefits (other than termination benefits) that are due to be settled within 12 months after the end of the period in which the employees render the related service. The undiscounted amount of short-term employee benefits expected to be paid in exchange for that service is recognized as a liability (accrued expense), after deducting any amount already paid.

The expected cost of profit-sharing and bonus payments are recognized as liabilities when the Bank has a present legal or constructive obligation to make such payments as a result of past events rendered by employees and a reliable estimate of the obligation can be made.

31

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

3.19.3 Share-based payment

The Bank operates share-based payment arrangements granting awards to directors and employees of the Bank. The Bank has a choice of whether to settle the awards in cash or by issuing equity instruments of the parent company at the date of settlement.

For a share-based payment transaction in which the terms of the arrangement provide the Bank with the choice of whether to settle in cash or by issuing equity instruments, the Bank determines that it has a present obligation to settle in cash because the Bank has a past practice and a stated policy of settling in cash. Therefore, the Bank accounts for the transaction in accordance with the requirements of cash-settled share-based payment transactions.

The Bank measures the services acquired and the liability incurred at fair value. Until the liability is settled, the Bank remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss for the period.

3.19.4 Termination benefits

Termination benefits are payable when employment is terminated by the Bank before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. An entity shall recognize a liability and expense for termination benefits at the earlier of the following dates: when the entity can no longer withdraw the offer of those benefits and when the entity recognizes costs for a restructuring that is within the scope of K-IFRS 1037 and involves the payment of termination benefits. Termination benefits are measured by considering the number of employees expected to accept the offer in the case of a voluntary early retirement. Termination benefits over 12 months after the reporting period are discounted to present value.

3.20 Income tax expenses

Income tax expense (tax income) comprises current tax expense (current tax income) and deferred income tax expense (deferred income tax income). Current and deferred income tax are recognized as income or expense and included in profit or loss for the year, except to the extent that the tax arises from (a) a transaction or an event which is recognized, in the same or a different period outside profit or loss, either in other comprehensive income or directly in equity and (b) a business combination.

3.20.1 Current income tax

Current income tax is the amount of income taxes payable (recoverable) in respect of the taxable profit (tax loss) for a period. A difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period, but is included in taxable profit in a different period. Differences may also arise if there is revenue that is exempt from taxation, or expense that is not deductible in determining taxable profit (tax loss). Current income tax liabilities (assets) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

32

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

The Bank offsets current income tax assets and current income tax liabilities if, and only if, the Bank (a) has a legally enforceable right to set off the recognized amounts and (b) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

3.20.2 Deferred income tax

Deferred income tax is recognized, using the asset-liability method, on temporary differences arising between the tax based amount of assets and liabilities and their carrying amount in the financial statements. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period. The Bank reduces the carrying amount of a deferred income tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and deferred income tax assets reflects the tax consequences that would follow from the manner in which the Bank expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Bank offsets deferred income tax assets and deferred income tax liabilities when the Bank has a legally enforceable right to set off current income tax assets against current income tax liabilities; and the deferred income tax assets and the deferred income tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity; or different taxable entities which intend either to settle current income tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred income tax liabilities or assets are expected to be settled or recovered.

33

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

3.20.3 Uncertain tax positions

Uncertain tax positions arise from tax treatments applied by the Bank which may be challenged by the tax authorities due to the complexity of the transaction or different interpretation of the tax laws, a claim for rectification brought by the Bank, or an appeal for a refund claimed from the tax authorities related to additional assessments. The Bank recognizes its uncertain tax positions in the financial statements based on the guidance in K-IFRS 1037. A liability related to an uncertain tax position is recognized as the best estimate of expenditure if the uncertain tax position is probable of resulting in additional payment to the tax authorities. Meanwhile, assets related to uncertain tax positions, caused by a claim for rectification or an appeal for refund claimed from the tax authorities related to additional assessments, are treated as contingent assets under K-IFRS 1037. Therefore, tax expenses are recognized in the financial statements when the uncertain tax position is probable of resulting in additional payment to the tax authorities while tax benefits are recognized only when the tax refund is virtually certain.

The Bank classifies interest and penalties related to uncertain tax positions as a component of income tax expense.

3.21 Transactions with the trust accounts

Under the Financial Investment Services and Capital Markets Act, the Bank recognizes trust accounts (“the trust accounts”) as separate. The borrowings from trust accounts represent transfer of funds in trust accounts into banking accounts. Such borrowings from trust accounts are recorded as receivables from the banking accounts in the trust accounts and as borrowings from trust accounts in the banking accounts. The Bank’s banking accounts earn trust fees from the trust accounts for its management of trust assets and operations. The reserves for future profits and losses are set up in the trust accounts for profits and losses related to those trust funds with a guarantee of the principal or of the principal and a certain minimum rate of return in accordance with the relevant laws and regulations applicable to trust operations. The reserves are used to provide for the losses on such trust funds and, if the losses incurred are in excess of the reserves for future losses, the excess losses are compensation paid as a loss on trust management in other operating expenses and the trust accounts recognize the corresponding compensation as compensation from banking accounts.

3.22 Operating segments

Operating segments are components of the Bank where separate financial information is available and is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

Segment information includes items which are directly attributable and reasonably allocated to the segment.

34

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

4. Financial risk management

4.1 Summary

4.1.1 Overview of Financial Risk Management Policy

The financial risks that the Bank is exposed to are credit risk, market risk, liquidity risk, operational risk and others.

The note regarding financial risk management provides information about the risks that the Bank is exposed to, including the objectives, policies and processes for managing the risks, the methods used to measure the risks, and capital adequacy. Additional quantitative information is disclosed throughout the separate financial statements.

The Bank’s risk management system focuses on increasing transparency, developing the risk management environment, preventing transmission of risk to other related subsidiaries, and the preemptive response to risk due to rapid changes in the financial environment to support the Bank’s long-term strategy and business decisions efficiently. Credit risk, market risk, liquidity risk, and operational risk have been recognized as the Bank’s key risks. These risks are measured in Economic Capital or Value at Risk (VaR) and are managed using a statistical method.

4.1.2 Risk Management Organization

Risk Management Committee

The Risk Management Committee establishes risk management strategies in accordance with the directives of the Board of Directors and determines the Bank’s target risk appetite, approves significant risk matters and reviews the level of risks that the Bank is exposed to and the appropriateness of the Bank’s risk management operations as an ultimate decision-making authority.

Risk Management Council

The Risk Management Council is a consultative group which reviews and makes decisions on matters delegated by the Risk Management Committee and discusses the detailed issues relating to the Bank’s risk management.

Risk Management Group

The Risk Management Group is responsible for monitoring and managing the Group’s economic capital limit and managing specific policies, procedures and work processes relating to the Group’s risk management.

35

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

4.2 Credit Risk

4.2.1 Overview of Credit Risk

Credit risk is the risk of possible losses in an asset portfolio in the event of a counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For risk management reporting purposes, the individual borrower’s default risk, country risk, specific risks and other credit risk exposure components are considered as a whole.

4.2.2 Credit Risk Management

The Bank measures expected losses and economic capital on assets that are subject to credit risk management whether on- or off- balance items and uses expected losses and economic capital as a management indicator. The Bank manages credit risk by allocating credit risk economic capital limits.

In addition, the Bank controls the credit concentration risk exposure by applying and managing total exposure limits to prevent an excessive risk concentration to each industry and borrower.

The Bank has organized a credit risk management team that focuses on credit risk management in accordance with the Bank’s credit risk management policy. The Bank’s loan analysis department which is independent from the sales department is responsible for loan policy, loan limit, loan review, credit evaluation, restructuring and subsequent events. The Bank’s risk management group is also responsible for planning risk management policy, applying limits of credit lines, measuring the credit risk economic capital, adjusting credit limits, reviewing credit and verifying credit evaluation models.

36

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

4.2.3 Maximum exposure to credit risk

The Bank’s maximum exposures of financial instruments, excluding equity securities, to credit risk without consideration of collateral values as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Financial assets
Due from financial institutions	￦	10,358,711	￦	6,595,259
Financial assets at fair value through profit or loss
Financial assets held for trading[1]		1,650,104		1,423,413
Derivatives		1,721,576		2,001,144
Loans		202,365,667		198,422,569
Financial investments
Available-for-sale financial assets		16,327,431		18,756,830
Held-to-maturity financial assets		11,011,518		10,952,294
Other financial assets		6,476,317		7,873,975

	￦	249,911,324	￦	246,025,484

Off- balance items
Acceptances and guarantees contracts	￦	9,786,664	￦	9,366,099
Financial guarantee contracts		3,198,372		1,610,269
Commitments		59,730,621		58,451,687

		72,715,657		69,428,055

	￦	322,626,981	￦	315,453,539

[1]	The amounts of ￦40,252 million and ￦39,839 million as of December 31, 2013 and 2012, respectively, related to financial instruments indexed to the price of gold are included.

4.2.4 Credit risk of loans

The Bank maintains an allowance for loan losses associated with credit risk on loans to manage its credit risk.

The Bank recognizes an impairment loss on loans carried at amortized cost when there is any objective indication of impairment. Under K-IFRS, an impairment loss is based on losses incurred at the end of the reporting year. Therefore, the Bank does not recognize expected losses as a result of future events. The Bank measures inherent incurred losses on loans and presents them in the financial statements through the use of an allowance account which is offset against the related loans.

37

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

Loans are categorized as follows:

(In millions of Korean won)
	2013
Loans	Retail			Corporate			Total
	Amount		%	Amount		%	Amount		%

Neither past due nor impaired	￦	101,121,997	97.28	￦	97,622,913	96.86	￦	198,744,910	97.07
Past due but not impaired		1,883,215	1.81		528,657	0.52		2,411,872	1.18
Impaired		940,511	0.91		2,640,932	2.62		3,581,443	1.75

		103,945,723	100.00		100,792,502	100.00		204,738,225	100.00
Allowances[1]		(571,860)	0.55		(1,800,698)	1.79		(2,372,558)	1.16

Carrying amount	￦	103,373,863		￦	98,991,804		￦	202,365,667

(In millions of Korean won)
	2012
Loans	Retail			Corporate			Total
	Amount		%	Amount		%	Amount		%

Neither past due nor impaired	￦	98,552,864	97.26	￦	97,381,383	97.42	￦	195,934,247	97.34
Past due but not impaired		1,611,108	1.59		466,848	0.47		2,077,956	1.03
Impaired		1,166,623	1.15		2,108,233	2.11		3,274,856	1.63

		101,330,595	100.00		99,956,464	100.00		201,287,059	100.00
Allowances[1]		(680,091)	0.67		(2,184,399)	2.19		(2,864,490)	1.42

Carrying amount	￦	100,650,504		￦	97,772,065		￦	198,422,569

[1]	Collectively assessed allowances for loans are included as they are not impaired individually.

38

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

Credit quality of loans that are neither past due nor impaired are as follows:

(In millions of Korean won)
	2013
	Retail		Corporate		Total
Grade 1	￦	86,967,646	￦	39,977,699	￦	126,945,345
Grade 2		12,102,138		43,301,691		55,403,829
Grade 3		1,193,865		11,909,088		13,102,953
Grade 4		603,261		2,174,914		2,778,175
Grade 5		255,087		259,521		514,608
	￦	101,121,997	￦	97,622,913	￦	198,744,910

(In millions of Korean won)
	2012
	Retail		Corporate		Total
Grade 1	￦	81,995,328	￦	37,743,994	￦	119,739,322
Grade 2		13,750,058		40,666,269		54,416,327
Grade 3		1,666,656		15,301,943		16,968,599
Grade 4		743,860		3,398,401		4,142,261
Grade 5		396,962		270,776		667,738
	￦	98,552,864	￦	97,381,383	￦	195,934,247

Credit quality of loans graded according to internal credit ratings are as follows

	Retail	Corporate
Grade 1	1 to 5 grade	AAA to BBB+
Grade 2	6 to 8 grade	BBB to BB
Grade 3	9 to 10 grade	BB- to B
Grade 4	11 grade	B- to CCC
Grade 5	12 grade or under	CC or under

39

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

Loans that are past due but not impaired are as follows:

(In millions of Korean won)
	2013
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		Total
Retail	￦	1,721,084	￦	106,734	￦	55,397	￦	1,883,215
Corporate		427,767		53,796		47,094		528,657

	￦	2,148,851	￦	160,530	￦	102,491	￦	2,411,872

(In millions of Korean won)
	2012
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		Total
Retail	￦	1,337,635	￦	196,124	￦	77,349	￦	1,611,108
Corporate		316,710		122,350		27,788		466,848

	￦	1,654,345	￦	318,474	￦	105,137	￦	2,077,956

Impaired loans are as follows:

(In millions of Korean won)
	2013
	Retail		Corporate		Total
Loans	￦	940,511	￦	2,640,932	￦	3,581,443
Allowances		(376,826)		(1,288,781)		(1,665,607)
Individual		—		(1,070,120)		(1,070,120)
Collective		(376,826)		(218,661)		(595,487)

	￦	563,685	￦	1,352,151	￦	1,915,836

(In millions of Korean won)
	2012
	Retail		Corporate		Total
Loans	￦	1,166,623	￦	2,108,233	￦	3,274,856
Allowances		(448,814)		(933,257)		(1,382,071)
Individual		—		(704,429)		(704,429)
Collective		(448,814)		(228,828)		(677,642)

	￦	717,809	￦	1,174,976	￦	1,892,785

40

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

A quantification of the extent to which collateral and other credit enhancements mitigate credit risk as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)
	2013
	Impaired Loans				Non-impaired Loans				Total
	Individual		Collective		Past due		Not past due
Guarantee	￦	29,929	￦	172,122	￦	307,587	￦	29,345,558	￦	29,855,196
Deposits and savings		—		17,787		53,446		1,696,362		1,767,595
Property and equipment		8,901		1,758		799		999,899		1,011,357
Real estate		331,346		498,256		1,486,663		114,096,618		116,412,883

	￦	370,176	￦	689,923	￦	1,848,495	￦	146,138,437	￦	149,047,031

(In millions of Korean won)
	2012
	Impaired Loans				Non-impaired Loans				Total
	Individual		Collective		Past due		Not past due
Guarantee	￦	18,512	￦	172,687	￦	291,637	￦	23,929,130	￦	24,411,966
Deposits and savings		200		19,502		60,591		2,110,657		2,190,950
Property and equipment		1,776		4,309		655		995,504		1,002,244
Real estate		251,688		455,740		1,182,502		108,287,462		110,177,392

	￦	272,176	￦	652,238	￦	1,535,385	￦	135,322,753	￦	137,782,552

4.2.5 Credit quality of securities

The financial assets at fair value through profit or loss and financial investments(debt securities) excluding equity securities, that are exposed to credit risk are as follows:

(In millions of Korean won)	2013		2012
Securities that are neither past due nor impaired	￦	28,948,043	￦	31,091,860
Impaired securities		758		838

	￦	28,948,801	￦	31,092,698

41

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

The credit quality of securities (debt securities) that are neither past due nor impaired as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)
	2013
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total
Financial assets held for trading	￦	1,600,192	￦	9,660	￦	—	￦	—	￦	—		1,609,852
Available-for-sale financial assets		16,090,314		236,359		—		—		—		16,326,673
Held-to-maturity financial assets		11,011,518		—		—		—		—		11,011,518

	￦	28,702,024	￦	246,019	￦	—	￦	—	￦	—	￦	28,948,043

(In millions of Korean won)
	2012
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total
Financial assets held for trading	￦	1,383,574	￦	—	￦	—	￦	—	￦	—	￦	1,383,574
Available-for-sale financial assets		18,297,231		436,933		21,828		—		—		18,755,992
Held-to-maturity financial assets		10,952,294		—		—		—		—		10,952,294

	￦	30,633,099	￦	436,933	￦	21,828	￦	—	￦	—	￦	31,091,860

The credit qualities of securities (debt securities) according to the credit ratings by external rating agencies are as follows:

Credit quality	Domestic			Foreign
	KIS	KAP	NICE	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	BBB-to BBB+	BBB-to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under

Debt securities’ credit qualities denominated in Korean won are based on the lowest credit rating by the three domestic credit rating agencies above, and those denominated in foreign currencies are based on the lowest credit ratings by the three foreign credit rating agencies above.

42

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

4.2.6 Credit risk mitigation of derivative financial instruments

A quantification of the extent to which collateral mitigates credit risk of derivative financial instruments as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Deposits and savings, securities and others	￦	271,380	￦	216,906

	￦	271,380	￦	216,906

4.2.7 Credit risk concentration analysis

The details of the Bank’s loans by country as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)
	2013
	Retail		Corporate		Total		%	Allowances		Carrying amount

Korea	￦	103,877,464	￦	99,700,170	￦	203,577,634	99.43	￦	(2,325,941)	￦	201,251,693
Japan		5,708		475,242		480,950	0.23		(44,248)		436,702
U.S.		—		448,868		448,868	0.22		(653)		448,215
Others		62,551		168,222		230,773	0.12		(1,716)		229,057

Total	￦	103,945,723	￦	100,792,502	￦	204,738,225	100.00	￦	(2,372,558)	￦	202,365,667

(In millions of Korean won)
	2012
	Retail		Corporate		Total		%	Allowances		Carrying amount

Korea	￦	101,278,505	￦	98,634,618	￦	199,913,123	99.32	￦	(2,848,748)	￦	197,064,375
Japan		7,943		885,607		893,550	0.44		(14,272)		879,278
U.S.		—		308,846		308,846	0.15		(477)		308,369
Others		44,147		127,393		171,540	0.09		(993)		170,547

Total	￦	101,330,595	￦	99,956,464	￦	201,287,059	100.00	￦	(2,864,490)	￦	198,422,569

43

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

The details of the Bank’s corporate loans by industry as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)
	2013
	Loans		%	Allowances		Carrying amount
Financial institutions	￦	10,582,957	10.50	￦	(92,330)	￦	10,490,627
Manufacturing		30,852,946	30.61		(589,987)		30,262,959
Service		38,140,383	37.84		(433,809)		37,706,574
Wholesale & Retail		13,806,307	13.70		(183,839)		13,622,468
Construction		4,242,865	4.21		(474,457)		3,768,408
Public sector		654,998	0.65		(8,469)		646,529
Others		2,512,046	2.49		(17,807)		2,494,239

	￦	100,792,502	100.00	￦	(1,800,698)	￦	98,991,804

(In millions of Korean won)
	2012
	Loans		%	Allowances		Carrying amount
Financial institutions	￦	6,943,328	6.95	￦	(14,213)	￦	6,929,115
Manufacturing		31,040,442	31.05		(915,531)		30,124,911
Service		38,525,959	38.54		(475,023)		38,050,936
Wholesale & Retail		15,054,465	15.06		(218,785)		14,835,680
Construction		4,559,036	4.56		(501,194)		4,057,842
Public sector		520,422	0.53		(7,076)		513,346
Others		3,312,812	3.31		(52,577)		3,260,235

	￦	99,956,464	100.00	￦	(2,184,399)	￦	97,772,065

The details of the Bank’s retail loans by type as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Loans		%	Allowances		Carrying amount
Housing purpose	￦	46,124,886	44.37	￦	(77,185)	￦	46,047,701
General purpose		57,820,837	55.63		(494,675)		57,326,162

	￦	103,945,723	100.00	￦	(571,860)	￦	103,373,863

(In millions of Korean won)	2012
	Loans		%	Allowances		Carrying amount
Housing purpose	￦	44,461,011	43.88	￦	(108,449)	￦	44,352,562
General purpose		56,869,584	56.12		(571,642)		56,297,942

	￦	101,330,595	100.00	￦	(680,091)	￦	100,650,504

44

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

The details of the Bank’s securities (debt securities) and derivative financial instruments by industry as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Amount		%

Financial assets held for trading
Government and government funded institutions	￦	1,063,407	66.06
Banking and Insurance		538,542	33.45
Others		7,903	0.49

		1,609,852	100.00

Derivative financial assets
Government and government funded institutions		18,248	1.06
Banking and Insurance		1,592,321	92.49
Others		111,007	6.45

		1,721,576	100.00

Available-for-sale financial assets
Government and government funded institutions		8,980,993	55.00
Banking and Insurance		6,370,773	39.02
Others		975,665	5.98

		16,327,431	100.00

Held-to-maturity financial assets
Government and government funded institutions		9,146,802	83.06
Banking and Insurance		1,137,057	10.33
Others		727,659	6.61

		11,011,518	100.00

	￦	30,670,377

(In millions of Korean won)	2012
	Amount		%

Financial assets held for trading
Government and government funded institutions	￦	380,587	27.51
Banking and Insurance		1,002,987	72.49

		1,383,574	100.00

Derivative financial assets
Government and government funded institutions		29,236	1.46
Banking and Insurance		1,844,397	92.17
Others		127,511	6.37

		2,001,144	100.00

Available-for-sale financial assets
Government and government funded institutions		8,986,569	47.91
Banking and Insurance		8,253,880	44.00
Others		1,516,381	8.09

		18,756,830	100.00

Held-to-maturity financial assets
Government and government funded institutions		8,696,173	79.40
Banking and Insurance		1,563,979	14.28
Others		692,142	6.32

		10,952,294	100.00

	￦	33,093,842

45

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

The details of the Bank’s securities (debt securities) and derivative financial instruments by country, as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Amount		%

Financial assets held for trading
Korea	￦	1,593,562	98.99
India		3,194	0.20
Others		13,096	0.81

		1,609,852	100.00

Derivative financial assets
Korea		528,897	30.72
United States		283,828	16.49
Others		908,851	52.79

		1,721,576	100.00

Available-for-sale financial assets
Korea		16,326,673	99.99
Others		758	0.01

		16,327,431	100.00

Held-to-maturity financial assets
Korea		11,011,518	100.00

		11,011,518	100.00

	￦	30,670,377

(In millions of Korean won)	2012
	Amount		%

Financial assets held for trading
Korea	￦	1,383,574	100.00

		1,383,574	100.00

Derivative financial assets
Korea		625,365	31.25
United States		364,486	18.21
Others		1,011,293	50.54

		2,001,144	100.00

Available-for-sale financial assets
Korea		18,755,992	99.99
Others		838	0.01

		18,756,830	100.00

Held-to-maturity financial assets
Korea		10,952,293	99.99
United States		1	0.01

		10,952,294	100.00

	￦	33,093,842

46

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

The counterparties to the financial assets under due from financial institutions and financial instruments indexed to the price of gold within financial assets held for trading and derivatives are in the banking and insurance industries and have high credit ratings.

4.3 Liquidity risk

4.3.1 Overview of liquidity risk

Liquidity risk is the risk of insolvency or loss due to a disparity between the inflow and outflow of funds, unexpected outflow of funds, and obtaining funds at a high price or disposing of securities at an unfavorable price due to lack of available funds. The Bank manages its liquidity risk through analysis of the contractual maturity of all financial assets, liabilities and off-balance items such as commitments and financial guarantee contracts. The Bank discloses them by maturity groups: On demand, up to one month, between over one month and three months, between over three months and 12 months, between over one year and five years, and over five years.

Cash flows disclosed for the maturity analysis are undiscounted contractual principal and interest to be received (paid) and, thus, differ from the amount in the financial statements which are based on the present value of expected cash flows in some cases. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through maturity.

4.3.2 Liquidity risk management and indicator

The liquidity risk is managed by ALM (‘Asset Liability Management’) and related guidelines which are applied to the risk management policies and procedures that addresses all the possible risks that arise from the overall business of the Bank.

For the purpose of liquidity management, the liquidity ratio and accumulated liquidity gap ratio on all transactions affecting the in and outflows of funds and transactions of off balance items are measured, managed and reported to the Risk Management Council and Risk Management Committee on a regular basis.

The Bank regularly reports the liquidity gap ratio, liquidity ratio, maturity gap ratio and the results of the stress testing related to liquidity risk to the Asset-Liability Management Committee (‘ALCO’) which establishes and monitors the liquidity risk management strategy.

47

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

4.3.3. Analysis of remaining contractual maturity of financial assets and liabilities

The remaining contractual maturity of financial assets and liabilities as of December 31, 2013 and 2012, is as follows:

(In millions of Korean won)	2013
	On demand		Up to 1 month		1 - 3 months		3 - 12 months		1 - 5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	￦	5,648,548	￦	104	￦	—	￦	—	￦	—	￦	—	￦	5,648,652
Financial assets held for trading[2]		1,780,693		—		—		—		—		—		1,780,693
Derivatives held for trading[2]		1,584,130		—		—		—		—		—		1,584,130
Derivatives held for hedging[3]		—		10,944		1,617		15,533		124,794		123,782		276,670
Loans		—		15,458,946		20,428,640		73,004,593		54,078,419		81,344,692		244,315,290
Available-for-sale financial assets[4]		4,643,174		521,897		1,469,982		4,436,244		10,236,005		1,279,975		22,587,277
Held-to-maturity financial assets		—		252,760		497,434		3,189,761		7,747,310		522,007		12,209,272
Other financial assets		—		4,914,346		2,798		1,332,835		—		—		6,249,979

	￦	13,656,545	￦	21,158,997	￦	22,400,471	￦	81,978,966	￦	72,186,528	￦	83,270,456	￦	294,651,963

Financial liabilities
Financial liabilities held for trading	￦	40,067	￦	—	￦	—	￦	—	￦	—	￦	—	￦	40,067
Derivatives held for trading[2]		1,552,407		—		—		—		—		—		1,552,407
Derivatives held for hedging[3]		—		—		25,411		179,000		8,959		—		213,370
Deposits[5]		75,556,622		13,862,606		28,486,393		76,707,100		7,737,700		923,359		203,273,780
Debts		2,615		3,581,835		1,570,566		4,101,028		4,012,913		627,608		13,896,565
Debentures		17,917		504,305		1,593,798		6,650,472		5,982,989		4,214,214		18,963,695
Other financial liabilities		—		7,033,534		837		63,086		—		—		7,097,457

	￦	77,169,628	￦	24,982,280	￦	31,677,005	￦	87,700,686	￦	17,742,561	￦	5,765,181	￦	245,037,341

Off- balance items
Commitments[6]	￦	59,730,621	￦	—	￦	—	￦	—	￦	—	￦	—	￦	59,730,621
Financial guarantee contracts[7]		3,198,372		—		—		—		—		—		3,198,372

	￦	62,928,993	￦	—	￦	—	￦	—	￦	—	￦	—	￦	62,928,993

48

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

(In millions of Korean won)	2012
	On demand		Up to 1 month		1 - 3 months		3 - 12 months		1 - 5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	￦	5,884,369	￦	131	￦	21,462	￦	101,463	￦	—	￦	—	￦	6,007,425
Financial assets held for trading[2]		1,687,587		—		—		—		—		—		1,687,587
Derivatives held for trading[2]		1,818,077		—		—		—		—		—		1,818,077
Derivatives held for hedging[3]		—		6,645		929		18,600		125,511		163,808		315,493

Loans		—		15,529,401		22,038,715		72,886,355		55,703,838		77,844,240		244,002,549
Available-for-sale financial assets[4]		4,192,663		1,119,089		1,559,215		4,441,939		11,389,824		2,317,116		25,019,846
Held-to-maturity financial assets		—		141,664		352,449		2,318,566		7,768,812		1,766,746		12,348,237

Other financial assets		—		6,232,020		—		1,321,876		—		—		7,553,896

	￦	13,582,696	￦	23,028,950	￦	23,972,770	￦	81,088,799	￦	74,987,985	￦	82,091,910	￦	298,753,110

Financial liabilities
Financial liabilities held for trading	￦	39,879	￦	—	￦	—	￦	—	￦	—	￦	—	￦	39,879
Derivatives held for trading[2]		1,829,221		—		—		—		—		—		1,829,221
Derivatives held for hedging[3]		—		26,041		3		(1,456)		189,613		2,396		216,597

Deposits[5]		68,414,610		16,389,598		29,333,551		78,830,645		7,731,040		341,847		201,041,291

Debts		5,978		4,298,536		2,148,617		5,138,425		2,879,125		661,870		15,132,551

Debentures		24,659		732,257		767,450		1,943,206		11,620,532		3,611,534		18,699,638

Other financial liabilities		—		5,403,120		877		65,314		1,427		—		5,470,738

	￦	70,314,347	￦	26,849,552	￦	32,250,498	￦	85,976,134	￦	22,421,737	￦	4,617,647	￦	242,429,915

Off- balance items

Commitments[6]	￦	58,451,687	￦	—	￦	—	￦	—	￦	—	￦	—	￦	58,451,687
Financial guarantee contracts[7]		1,610,269		—		—		—		—		—		1,610,269

	￦	60,061,956	￦	—	￦	—	￦	—	￦	—	￦	—	￦	60,061,956

[1]	The amounts of ￦7,401,855 million and ￦3,434,420 million, which are restricted amount due from the financial institutions as of December 31, 2013 and 2012, respectively, are excluded.
[2]	Financial instruments held for trading, and derivatives held for trading are not managed by contractual maturity because they are held for trading or redemption before maturity. Therefore, the carrying amounts are classified as the ‘On demand’ category.
[3]	Cash flows of derivative instruments held for fair value hedging are shown at net amounts of cash inflows and outflows by remaining contractual maturity.
[4]	Equity investments in financial assets classified as available-for-sale are generally included in the ‘On demand’ category as most are available for sale at anytime. However, in the case of equity investments which are restricted for sale, these are classified in the maturity section to which the end of the restriction period applies.

49

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

[5]	Deposits that are contractually repayable on demand or on short notice are classified under the ‘On demand’ category.
[6]	Unused lines of credit within commitments are included under the ‘On demand’ category as payments can be required upon request.
[7]	Financial guarantee contracts are included under the ‘On demand’ category as payments can be required upon request.

4.4 Market risk

4.4.1 Overview of market risk

Definition of market risk

Market risk is the risk of possible losses which arise from changes in market factors, such as interest rate, stock price, foreign exchange rate and other market factors that affect the fair value or future cash flows of financial instruments, such as securities and derivatives amongst others. The most significant risks associated with trading positions are interest rate risks, and other risks include stock price risks and currency risks. In addition, the Bank is exposed to interest rate risks associated with non-trading positions. The Bank classifies exposures to market risk into either trading or non-trading positions.

Market risk management group

The Bank sets economic capital limits for market risk and interest rate risk and monitors the risks to manage the risk of trading and non-trading positions. The Bank maintains risk management systems and procedures, such as trading policies and procedures, market risk management guidelines for trading positions and ALM risk management guidelines for non-trading positions in order to manage market risk efficiently. The procedures mentioned are implemented with approval from the Risk Management Committee and Risk Management Council.

The Bank establishes market risk management policy, sets position limits, loss limits and VaR limits of each business group and approves newly developed derivative instruments through its Risk Management Council. The Risk Management Council has delegated the responsibility for market risk management of individual business departments to the Market Risk Management Committee which is chaired by the Chief Risk Officer (CRO). The Market Risk Management Committee sets position limits, loss limits, VaR limits, sensitivity limits and scenario loss limits for each division, at the level of each individual business department.

The ALCO determines operational standards of interest and commission, revises the Asset Liability Management (ALM) risk management guidelines, interest rate and commission guidelines and monitors the establishment and enforcement of ALM risk management policies. The interest rate risk limit is set based on future assets/liabilities position and interest rate volatility estimation reflects the annual work plan. The Financial Planning Department and Risk Management Department measures and monitors the interest risk status and limits on a regular basis. The status and limits of interest rate risks, such as interest rate gap, duration gap and sensitivity, are reported to the ALCO on a monthly basis and to the Risk Management Council on a quarterly basis. The responsibility for ALM control is delegated to the Risk Management Department to ensure adequacy of interest rate and liquidity risk management. The Risk Management Department monitors and reviews risk management procedures and tasks conducted by the Financial Planning Department, and reports related information to management independently.

50

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

4.4.2 Trading Position

Definition of a trading position

Trading positions subject to market risk management are defined under the Trading Policy and Guideline, and the basic requirements are as follows:

•	The trading position is not restricted for sale, is measured daily at fair value, and its significant inherent risks are able to be hedged in the market.

•	The criteria for classification as a trading position are clearly defined in the Trading Policy and guideline, and separately managed by the trading department.

•	The trading position is operated in accordance with the documented trading strategy and managed through position limits.

•	The operating department or professional dealers have an authority to enforce a deal on the trading position within predetermined limits without pre-approval.

•	The trading position is reported periodically to management for the purpose of the Bank’s risk management.

Observation method on market risk arising from trading positions

The Bank calculates VaR to measure the market risk by using market risk management systems on the entire trading portfolio. Generally, the Bank manages market risk on the trading portfolio. In addition, the Bank controls and manages the risk of derivative trading based on the regulations and guidelines formulated by the Financial Supervisory Service.

Value at Risk (VaR)

i. Value at Risk (VaR)

The Bank uses the value-at-risk methodology to measure the market risk of trading positions. There have been changes in market risk measurement techniques during the year ended December 31, 2012, and the detailed descriptions are below.

Previous method : The Bank used a daily VaR, which is a statistically estimated maximum amount of loss that could occur in one day under normal distribution of financial variables. The Bank calculated VaR using the equal-weighted average method based on historical changes in market rates, prices and volatilities over the previous 550 business days and measured VaR at a 99% single tail confidence level.

51

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

Current method : The Bank now uses the 10-day VaR, which estimates the maximum amount of loss that could occur in ten days under an historical simulation model which is considered to be a full valuation method. The distributions of portfolio’s value changes are estimated based on the data over the previous 250 business days, and ten-day VaR is calculated by subtracting net present market value from the value measured at a 99% confident level of portfolio’s value distribution results.

These changes in market risk measurement technique are intended to reflect the volatilities of the market more accurately. The current method immediately reflects the scenario of a day when the financial market shows dramatic moves, and the market risk of financial instruments with complex risk attributes can be measured more appropriately than under the previous methodology.

VaR is a commonly used market risk measurement technique. However, the method has some shortcomings. VaR estimates possible losses over a certain period at a particular confidence level using past market movement data. Past market movements are, however, not necessarily a good indicator of future events, as there may be conditions and circumstances in the future that the model does not anticipate. As a result, the timing and magnitude of the actual losses may vary depending on the assumptions made at the time of the calculation. In addition, the time periods used for the model, generally one or ten days, are assumed to be a sufficient holding period before liquidating the relevant underlying positions. If these holding periods are not sufficient, or too long, the VaR results may understate or overstate the potential loss.

The Bank uses an internal model (VaR) to measure general risk, and a standard method to measure each individual risk. Also, general and individual risks in some positions included in the financial statements in adoption of K-IFRS, are measured using a standard method. Therefore, the market risk VaR may not reflect the market risk of each individual risk and some specific positions.

ii. Back Testing

Back testing is conducted on a daily basis to validate the adequacy of the market risk model. In back testing, the Bank compares both the actual and hypothetical profit and loss with the VaR calculations.

iii. Stress Testing

Stress testing is carried out to analyze the impact of abnormal market situations on the trading and available-for-sale portfolio. It reflects changes in interest rates, stock prices, foreign exchange rates, implied volatilities of derivatives and other risk factors that have significant influence on the value of the portfolio. The Bank mainly uses an historical scenario tool and also uses a hypothetical scenario tool for the analysis of abnormal market situations. Stress testing is performed at least once every quarter.

52

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

VaR at a 99% confidence level of interest rate, stock price and foreign exchange rate risk for trading positions with a ten-day holding period by a subsidiary as of December 31, 2013 and 2012, are as follows:

	2013
(In millions of Korean won)	Average		Minimum		Maximum		Ending

Interest rate risk	￦	6,250	￦	3,194	￦	10,939	￦	8,515
Stock price risk		3,012		903		6,279		1,101
Foreign exchange rate risk		9,264		5,287		13,589		5,287
Deduction of diversification effect								(10,641)

Total VaR	￦	8,661	￦	4,262	￦	14,410	￦	4,262

	2012
(In millions of Korean won)	Average[1]		Minimum[1]		Maximum[1]		Ending

Interest rate risk	￦	12,407	￦	5,112	￦	22,622	￦	7,137
Stock price risk		2,847		331		5,585		4,309
Foreign exchange rate risk		26,565		9,590		39,185		11,201
Deduction of diversification effect								(13,996)

Total VaR	￦	18,090	￦	7,268	￦	27,069	￦	8,651

[1]	Measurement technique was changed during the year ended December 31, 2012, and the average, minimum and maximum amounts are based on the data from the beginning of May to the end of the year.

Meanwhile, the required equity capital using the standardized method related to the positions which are not measured by VaR as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Interest rate risk	￦	570	￦	—
Stock price risk		2		4,567
Foreign exchange rate risk		113		—

	￦	685	￦	4,567

Details of risk factors

i. Interest rate risk

Trading position interest rate risk usually arises from debt securities denominated in Korean won. The Bank’s trading strategy is to benefit from short-term movements in the prices of debt securities arising from changes in interest rates. The Bank manages interest rate risk on trading positions using market value-based tools such as VaR and sensitivity analysis (Price Value of a Basis Point: PVBP).

53

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

ii. Stock price risk

Stock price risk only arises from trading securities denominated in Korean won as the Bank does not have any trading exposure to shares denominated in foreign currencies. The trading securities portfolio in Korean won are composed of exchange-traded stocks and derivative instruments linked to stock with strict limits on diversification.

iii. Foreign exchange rate risk

Foreign exchange rate risk arises from holding assets and liabilities denominated in foreign currency. Net foreign currency exposure mostly occurs from the foreign assets and liabilities which are denominated in US dollars and Kazakhstan Tenge, and the remainder in Japanese Yen or Euro. The Bank sets both loss limits and net foreign currency exposure limits and manages comprehensive net foreign exchange exposures which consider both trading and non-trading portfolios.

4.4.3 Non-trading position

Definition of non-trading position

The most critical market risk that arises in non-trading portfolios is interest rate risk. Interest rate risk occurs due to mismatches on maturities and interest rate change periods between interest sensitive assets and liabilities. The Bank measures interest rate risk arising from assets and liabilities denominated in Korean won and foreign currencies including derivative financial instruments held for hedging. Most interest-bearing assets and interest-bearing liabilities are denominated in Korean won. Most foreign currency assets and liabilities are denominated in US Dollars and the remainder in Japanese Yen or Euro.

Observation method on market risk arising from non-trading position

The main objective of interest rate risk management is to generate stable net interest income and to protect asset values against interest rate fluctuations. The Bank manages the risk through interest rate gap analysis on interest rate maturities between interest-bearing assets and interest-bearing liabilities and measuring interest rate VaR.

Disclosure of results from each observation method

i. Interest rate gap analysis

Interest rate gap analysis is based on the interest rates repricing dates for interest-bearing assets and interest-bearing liabilities. It measures expected changes in net interest income by calculating the difference in the amounts of interest-bearing assets and interest-bearing liabilities in each maturity bucket. The Bank conducts interest gap analysis on assets denominated in Korean won and foreign currencies on a monthly basis. However, where there is no contractual maturity for a particular instrument, then a maturity date is set according to internal liquidity risk management guidelines, determined by ALM.

54

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

The results of the interest rate gap analysis as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)
	2013
	Up to 3 months		3 ~ 6 months		6 ~ 12 months		1 ~ 3 years		Over 3 years		Total
Interest-bearing assets in won
Loans	￦	71,463,710	￦	53,132,772	￦	41,268,061	￦	8,006,180	￦	10,062,229	￦	183,932,952
Securities		3,148,736		1,415,750		5,778,743		15,257,311		4,264,352		29,864,892
Others		8,738,944		37,387		85,224		305,322		112,037		9,278,914

	￦	83,351,390	￦	54,585,909	￦	47,132,028	￦	23,568,813	￦	14,438,618	￦	223,076,758

Interest-bearing liabilities in won
Deposits	￦	75,784,418	￦	35,766,872	￦	49,302,374	￦	18,968,982	￦	14,587,276	￦	194,409,922
Debts		4,660,240		—		—		—		—		4,660,240
Others		8,454,922		2,352,852		1,500,677		2,290,000		3,937,784		18,536,235

	￦	88,899,580	￦	38,119,724	￦	50,803,051	￦	21,258,982	￦	18,525,060	￦	217,606,397

Gap	￦	(5,548,190)	￦	16,466,185	￦	(3,671,023)	￦	2,309,831	￦	(4,086,442)	￦	5,470,361

Accumulated gap		(5,548,190)		10,917,995		7,246,972		9,556,803		5,470,361

Percentage (%)		(2.49)		4.89		3.25		4.28		2.45

Interest-bearing assets in foreign currencies
Loans	￦	9,070,787	￦	1,783,860	￦	794,868	￦	159,658	￦	6,660	￦	11,815,833
Securities		186,556		21,222		16,818		203,817		224,876		653,289
Others		344,455		—		—		—		—		344,455

	￦	9,601,798	￦	1,805,082	￦	811,686	￦	363,475	￦	231,536	￦	12,813,577

Interest-bearing liabilities in foreign currencies
Deposits	￦	2,096,001	￦	1,459,574	￦	722,386	￦	128,276	￦	45,210	￦	4,451,447
Debts		4,633,308		937,305		537,989		24,707		79,147		6,212,456
Others		2,498,514		261,107		126,888		72,014		—		2,958,523

	￦	9,227,823	￦	2,657,986	￦	1,387,263	￦	224,997	￦	124,357	￦	13,622,426

Gap	￦	373,975	￦	(852,904)	￦	(575,577)	￦	138,478	￦	107,179	￦	(808,849)

Accumulated gap		373,975		(478,929)		(1,054,506)		(916,028)		(808,849)

Percentage (%)		2.92		(3.74)		(8.23)		(7.15)		(6.31)

55

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

(In millions of Korean won)
	2012
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in won
Loans[1]	￦	79,698,781	￦	49,018,703	￦	32,544,641	￦	8,697,183	￦	11,015,913	￦	180,975,221
Securities		3,876,588		1,826,099		4,913,460		15,299,511		5,898,934		31,814,592
Others[1]		7,874,306		134,334		81,800		301,938		88,494		8,480,872

	￦	91,449,675	￦	50,979,136	￦	37,539,901	￦	24,298,632	￦	17,003,341	￦	221,270,685

Interest-bearing liabilities in won
Deposits	￦	77,437,312	￦	35,428,600	￦	49,148,070	￦	17,003,292	￦	12,446,355	￦	191,463,629
Debts		4,430,583		—		—		—		—		4,430,583
Others		8,109,825		103,593		710,348		5,524,398		3,857,784		18,305,948

	￦	89,977,720	￦	35,532,193	￦	49,858,418	￦	22,527,690	￦	16,304,139	￦	214,200,160

Gap	￦	1,471,955	￦	15,446,943	￦	(12,318,517)	￦	1,770,942	￦	699,202	￦	7,070,525

Accumulated gap		1,471,955		16,918,898		4,600,381		6,371,323		7,070,525

Percentage (%)		0.67		7.65		2.08		2.88		3.20

Interest-bearing assets in foreign currencies
Loans[2]	￦	8,830,911	￦	2,054,229	￦	727,085	￦	425,574	￦	6,995	￦	12,044,794
Securities		219,663		54,233		—		207,563		91,266		572,725
Others[2]		224,048		—		—		—		—		224,048

	￦	9,274,622	￦	2,108,462	￦	727,085	￦	633,137	￦	98,261	￦	12,841,567

Interest-bearing liabilities in foreign currencies
Deposits	￦	1,418,561	￦	1,989,226	￦	951,849	￦	126,524	￦	—	￦	4,486,160
Debts		5,102,555		1,229,241		575,872		47,806		117,820		7,073,294
Others		1,436,962		262,197		329,340		339,263		—		2,367,762

	￦	7,958,078	￦	3,480,664	￦	1,857,061	￦	513,593	￦	117,820	￦	13,927,216

Gap	￦	1,316,544	￦	(1,372,202)	￦	(1,129,976)	￦	119,544	￦	(19,559)	￦	(1,085,649)

Accumulated gap		1,316,544		(55,658)		(1,185,634)		(1,066,090)		(1,085,649)

Percentage (%)		10.25		(0.43)		(9.23)		(8.30)		(8.45)

[1]	Reclassified ￦63,771 million from “Other” to “Loans”.
[2]	Reclassified ￦6,094,738 million from “Other” to “Loans”.

ii. Interest Rate VaR

Interest rate VaR is the maximum possible loss due to interest rate risk under a normal distribution at a 99.94% confidence level. The measurement results of risk as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Interest rate VaR	￦	183,041	￦	203,490

56

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

4.4.4 Financial assets and liabilities in foreign currencies

Financial assets and liabilities in foreign currencies as of December 31, 2013 and 2012, are as follows:

	2013
(In millions of Korean won)	USD		JPY		EUR		GBP		CNY		Others		Total
Financial assets
Cash and due from financial institutions	￦	689,644	￦	119,494	￦	87,765	￦	5,460	￦	130,221	￦	85,910	￦	1,118,494
Financial assets held for trading		16,290		—		—		—		—		—		16,290
Derivatives held for trading		96,753		—		946		—		—		—		97,699
Derivatives held for hedging		16,094		—		—		—		—		—		16,094
Loans		10,010,009		1,235,187		381,414		51,677		456		190,828		11,869,571
Available-for-sale financial assets		647,835		10,052		—		—		—		1,504		659,391
Other financial assets		506,934		314,632		76,016		1,222		—		91,250		990,054

	￦	11,983,559	￦	1,679,365	￦	546,141	￦	58,359	￦	130,677	￦	369,492	￦	14,767,593

Financial liabilities
Derivatives held for trading	￦	126,887	￦	—	￦	1,333	￦	—	￦	—	￦	—	￦	128,220
Deposits		3,482,891		511,583		150,714		15,789		10,905		279,566		4,451,448
Debts		6,082,198		574,307		318,748		4,382		100,464		174,898		7,254,997
Debentures		2,402,032		236,020		—		—		—		148,687		2,786,739
Other financial liabilities		1,461,880		59,820		150,815		51,568		913		42,242		1,767,238

	￦	13,555,888	￦	1,381,730	￦	621,610	￦	71,739	￦	112,282	￦	645,393	￦	16,388,642

Off- balance items	￦	16,699,608	￦	3,486	￦	4,879	￦	4,787	￦	9,958	￦	60,221	￦	16,782,939

57

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

	2012
(In millions of Korean won)	USD		JPY		EUR		GBP		CNY		Others		Total
Financial assets
Cash and due from financial institutions	￦	349,596	￦	161,626	￦	89,429	￦	13,210	￦	20,625	￦	80,808	￦	715,294
Derivatives held for trading		116,647		151		1,267		—		—		—		118,065
Derivatives held for hedging		21,794		—		—		—		—		—		21,794
Loans		8,941,653		2,185,242		528,812		139,134		883		169,483		11,965,207
Available-for-sale financial assets		535,250		21,313		17,315		—		—		1,504		575,382
Held-to-maturity financial assets		1		—		—		—		—		—		1
Other financial assets		523,389		51,020		100,883		1,388		—		109,451		786,131

	￦	10,488,330	￦	2,419,352	￦	737,706	￦	153,732	￦	21,508	￦	361,246	￦	14,181,874

Financial liabilities
Derivatives held for trading	￦	184,834	￦	177	￦	1,753	￦	—	￦	—	￦	—	￦	186,764
Deposits		3,357,918		610,226		210,838		16,912		2,793		288,219		4,486,906
Debts		5,268,028		1,765,338		513,294		32,745		48		189,897		7,769,350
Debentures		1,686,995		550,037		—		—		—		355,382		2,592,414
Other financial liabilities		1,123,542		59,927		26,234		109,670		39		30,135		1,349,547

	￦	11,621,317	￦	2,985,705	￦	752,119	￦	159,327	￦	2,880	￦	863,633	￦	16,384,981

Off- balance items	￦	15,794,310	￦	4,537	￦	5,566	￦	4,760	￦	—	￦	7,980	￦	15,817,153

4.5. Operational Risk

4.5.1 Concept

The Bank defines operational risk broadly to include all financial and non-financial risks that may arise from operating activities and could cause a negative effect on capital.

4.5.2 Risk management

The purpose of operational risk management is not only to comply with supervisory and regulatory requirements but also to promote a risk management culture, strengthen internal controls, innovate processes and provide timely feedback to management and employees. In addition, the Bank established Business Continuity Plans (BCP) to ensure critical business functions can be maintained, or restored, in the event of material disruptions arising from internal or external events. It has constructed replacement facilities as well as has carried out exercise drills for head office and IT departments to test its BCPs.

58

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

4.6 Capital Adequacy

The Bank complies with the capital adequacy standard established by the Financial Services Commission. The capital adequacy standard is based on Basel III published by Basel Committee on Banking Supervision in Bank of International Settlements in June 2011, and was implemented in Korea in December 2013. The Bank is required to maintain a minimum Common Equity Tier 1 ratio of at least 3.5%, a minimum Tier 1 ratio of 4.5% and a minimum Total Regulatory Capital of 8.0% in December 2013.

The Bank’s equity capital is classified into three categories in accordance with Detailed Supervisory Regulations on Banking Business:

•	Common Equity Tier 1 Capital: Common equity Tier 1 Capital represents the issued capital that takes the first and proportionately greatest share of any losses and represents the most subordinated claim in liquidation of the Bank, and not repaid outside of liquidation. It includes common shares issued, capital surplus, retained earnings, non-controlling interests of consolidated subsidiaries, accumulated other comprehensive income, other capital surplus and others.

•	Additional Tier 1 Capital: Additional Tier 1 Capital includes (i) perpetual instruments issued by the Bank that meet the criteria for inclusion in Additional Tier 1 capital, and (ii) stock surplus resulting from the issue of instruments included in Additional Tier 1 capital and others.

•	Tier 2 Capital: Tier 2 Capital represents the capital that takes the proportionate share of losses in the liquidation of the Bank. Tier 2 Capital includes a fund raised by issuing subordinated debentures maturing in not less than 5 years that meet the criteria for inclusion in Tier 2 capital, and the allowance for loan losses which are accumulated for assets classified as normal or precautionary as a result of classification of asset soundness in accordance with Detailed Supervisory Regulations on Banking Business and others.

Risk weighted asset means the assets weighted according to the inherent risks in the total assets and the possible losses resulting from the errors of internal process and external events which the Bank should cover. The Bank calculates risk weighted asset by each risk (credit risk, market risk, and operational risk) based on Detailed Supervisory Regulations on Banking Business and uses it for its capital ratio calculation.

In addition to the capital ratio, the Bank assesses its adequacy of capital by using the internal assessment and management policy of the capital adequacy. The assessment of the capital adequacy is conducted by comparing available capital (actual amount of available capital) and economic capital (amount of capital enough to cover all significant risks under target credit rate set by the Bank). The Bank monitors the soundness of finance and provides risk adjusted basis for performance review using the assessment of the capital adequacy. The economic capital is calculated by adding the stress testing results and other required items to the total economic capitals which are calculated for each risk.

59

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

The Risk Management Council of the Bank determines the Bank’s risk appetite and allocates economic capital by risk type and business group. Each business group efficiently operates its capital within range of granted economic capital. The Risk Management Department of the Bank monitors a management of the limit on economic capital and reports the results to management and the Risk Management Council. The Bank maintains the adequacy of capital through proactive review and approval of the Risk Management Committee when the economic capital is expected to exceed the limits due to new business or business expansion. The Bank and its subsidiaries complied with external capital adequacy requirements as of December 31, 2013 and 2012.

The details of the Bank’s capital adequacy calculation in line with Basel III requirements as of December 31, 2013, is as follows:

(In millions of Korean won)	2013
Equity capital	￦	22,624,072
Tier I Capital		18,501,833
Common Equity Tier 1 Capital		18,501,833
Additional Tier 1 Capital		—
Tier II Capital		4,122,239
Risk-weighted assets:		146,742,788
Credit risk[1]		131,830,537
Market risk[2]		4,011,905
Operational risk[3]		10,900,346
Equity Capital (%):		15.42
Tier I Capital (%)		12.61
Common Equity Tier 1 Capital (%)		12.61

The details of the Bank’s capital adequacy calculation in line with Basel II requirements as of December 31, 2012, is as follows:

(In millions of Korean won)	2012
Equity Capital:	￦	21,391,388
Tier I Capital		16,140,538
Tier II Capital		5,250,850
Risk-weighted assets:		148,544,243
Credit risk[1]		134,083,736
Market risk[2]		4,693,652
Operational risk[3]		9,766,855
Equity Capital (%):		14.40
Tier I Capital (%)		10.87
Tier II Capital (%)		3.53

[1]	Credit risk weighted assets are measured using the Internal Rating-Based Approach and Standardized Approach.
[2]	Market risk weighted assets are measured using the Internal Model-Based Approach and Standardized Approach.
[3]	Operational risk weighted assets are measured using the Advanced Measurement Approach.

60

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Bank is organized into Corporate Banking, Retail Banking and Other Activities. These business divisions are based on the nature of the products and services provided, the type or class of customer, and the Bank’s management organization.

•	Corporate banking : The activities within this segment include providing credit, deposit products and other related financial services to large, small-and medium-sized enterprises and SOHOs.

•	Retail banking : The activities within this segment include providing credit, deposit products and other related financial services to individuals and households.

•	Other activities : The activities within this segment include trading activities in securities and derivatives, funding and other supporting activities.

61

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

Financial information by business segment for the year ended December 31, 2013, is as follows:

(In millions of Korean won)	2013
	Corporate Banking		Retail Banking		Others		Total
Operating revenues from external customers	￦	1,694,440	￦	2,454,450	￦	1,792,527	￦	5,941,417

Net interest income		2,521,559		2,094,905		572,047		5,188,511
Interest income		4,340,282		4,774,798		1,402,425		10,517,505
Interest expense		(1,818,723)		(2,679,893)		(830,378)		(5,328,994)
Net fee and commission income		230,607		614,047		273,227		1,117,881
Fee and commission income		270,757		674,250		344,427		1,289,434
Fee and commission expense		(40,150)		(60,203)		(71,200)		(171,553)
Net gains on financial assets/ liabilities at fair value through profit or loss		—		—		549,522		549,522
Net other operating income(expenses)		(1,057,726)		(254,502)		397,731		(914,497)
General and administrative expenses		(789,850)		(1,739,768)		(834,396)		(3,364,014)
Operating profit before provision for credit losses		904,590		714,682		958,131		2,577,403
Provision for credit losses		(692,846)		(358,139)		(5,961)		(1,056,946)
Operating profit		211,744		356,543		952,170		1,520,457
Net other non-operating income(expense)		633		—		(237,552)		(236,919)
Segment profits before income tax		212,377		356,543		714,618		1,283,538
Income tax expense		(51,396)		(86,283)		(268,391)		(406,070)
Profit for the year		160,981		270,260		446,227		877,468
Total assets[1]		90,336,884		102,888,727		69,202,827		262,428,438
Total liabilities[1]		79,447,782		121,625,278		40,870,048		241,943,108

[1]	Amount before intra-group transaction adjustment.

62

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

Financial information by business segment for the year ended December 31, 2012, is as follows:

(In millions of Korean won)	2012[1]
	Corporate Banking		Retail Banking		Others		Total
Operating revenues from external customers	￦	1,923,532	￦	3,030,403	￦	1,496,080	￦	6,450,015

Net interest income		2,571,189		2,582,346		705,734		5,859,269
Interest income		5,155,156		5,666,077		1,607,213		12,428,446
Interest expense		(2,583,967)		(3,083,731)		(901,479)		(6,569,177)
Net fee and commission income		225,366		698,581		352,773		1,276,720
Fee and commission income		266,494		760,802		428,994		1,456,290
Fee and commission expense		(41,128)		(62,221)		(76,221)		(179,570)
Net gains on financial assets/ liabilities at fair value through profit or loss		—		—		521,388		521,388
Net other operating expenses		(873,023)		(250,524)		(83,815)		(1,207,362)
General and administrative expenses		(787,430)		(1,718,329)		(752,755)		(3,258,514)
Operating profit before provision for credit losses		1,136,102		1,312,074		743,325		3,191,501
Provision for credit losses		(852,981)		(392,362)		(51,946)		(1,297,289)
Operating profit		283,121		919,712		691,379		1,894,212
Net other non-operating income(expense)		382		—		(146,745)		(146,363)
Segment profits before income tax		283,503		919,712		544,634		1,747,849
Income tax expense		(73,071)		(236,121)		(117,249)		(426,441)
Profit for the year		210,432		683,591		427,385		1,321,408
Total assets[2]		91,240,750		100,209,693		67,104,573		258,555,016
Total liabilities[2]		83,201,127		114,964,108		40,519,691		238,684,926

[1]	Operating revenues by business segment for the year ended December 31, 2012, were restated due to a retrospective application of the K-IFRS.
[2]	Amount before intra-group transaction adjustment.

63

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

5.2 Services and Geographical Segments

5.2.1 Services information

Operating revenues from external customers by services for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Corporate banking service	￦	1,694,440	￦	1,923,532
Retail banking service		2,454,450		3,030,403
Other service		1,792,527		1,496,080

	￦	5,941,417	￦	6,450,015

5.2.2 Geographical information

Operating revenues from external customers for the years ended December 31, 2013 and 2012, and major non-current assets as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013				2012
	Revenues from external customers		Major non-current assets		Revenues from external customers		Major non-current assets
Domestic	￦	5,934,014	￦	3,200,825	￦	6,387,304	￦	3,278,508
United States		12,730		21		11,438		35
New Zealand		8,581		20		8,268		35
China		—		—		11,013		—
Japan		(17,182)		1,722		30,810		2,653
Argentina		6		—		10		—
Vietnam		3,268		316		1,172		429

	￦	5,941,417	￦	3,202,904	￦	6,450,015	￦	3,281,660

64

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

6. Financial Assets and Financial Liabilities

6.1 Classification and Fair Value

Carrying amount and fair values of financial assets and liabilities as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013				2012
	Carrying amount		Fair value		Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	￦	13,048,992	￦	13,048,993	￦	9,439,053	￦	9,439,074
Financial assets held for trading		1,780,693		1,780,693		1,687,587		1,687,587
Debt securities		1,609,852		1,609,852		1,383,574		1,383,574
Equity securities		130,589		130,589		264,174		264,174
Others		40,252		40,252		39,839		39,839
Derivatives held for trading		1,584,130		1,584,130		1,818,077		1,818,077
Derivatives held for hedging		137,446		137,446		183,067		183,067
Loans		202,365,667		202,483,283		198,422,569		199,283,020
Available-for-sale financial assets		21,235,931		21,235,931		23,139,122		23,139,122
Debt securities		16,327,431		16,327,431		18,756,830		18,756,830
Equity securities		4,908,250		4,908,250		4,382,042		4,382,042
Others		250		250		250		250
Held-to-maturity financial assets		11,011,518		11,337,813		10,952,294		11,460,399
Other financial assets		6,476,317		6,476,317		7,873,975		7,873,975

	￦	257,640,694	￦	258,084,606	￦	253,515,744	￦	254,884,321

Financial liabilities
Financial liabilities held for trading	￦	40,067	￦	40,067	￦	39,879	￦	39,879
Derivatives held for trading		1,552,407		1,552,407		1,829,221		1,829,221
Derivatives held for hedging		204,642		204,642		193,230		193,230
Deposits		198,761,452		199,005,615		195,339,216		195,771,735
Debts		13,584,554		13,582,206		14,829,349		14,852,261
Debentures		15,916,838		17,072,200		15,595,670		16,952,916
Other financial liabilities		10,707,026		10,707,058		9,542,538		9,542,632

	￦	240,766,986	￦	242,164,195	￦	237,369,103	￦	239,181,874

Fair value is the amount for which an asset could be exchanged, or a liability could be settled, between knowledgeable, willing parties in an arm’s length transaction. For each class of financial assets and financial liabilities, the Bank discloses the fair value of that class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

65

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

Methods of determining fair value for financial instruments are as follows:

Cash and due from financial institutions	The carrying amounts of cash and demand due from financial institutions and payment due from financial institutions are reasonable approximation of fair values. These financial instruments do not have a fixed maturity and are receivable on demand. Fair value of ordinary due from financial institutions is measured using a DCF model.

Investment securities	The fair value of financial instruments that are quoted in active markets is determined using the quoted prices. Fair value is determined through the use of independent third-party pricing services where quoted prices are not available. Pricing services use one or more of the following valuation techniques including Discounted Cash Flow (DCF) Model, Imputed Market Value Model, Free Cash Flow to Equity Model, Comparable Company Analysis, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Loans	DCF Model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flow, which are contractual cash flows adjusted by the expected prepayment rate, at appropriate discount rate.

Derivatives	For exchange traded derivatives, quoted price in an active market is used to determine fair value and for OTC derivatives, fair value is determined using valuation techniques. The Bank uses internally developed valuation models that are widely used by market participants to determine fair values of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method and the Monte Carlo Simulation or independent third-party valuation service.

Deposits	Carrying amount of demand deposits is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using a DCF model. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Debts	Carrying amount of overdraft in foreign currency is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other debts is determined using a DCF model discounting contractual future cash flows at an appropriate discount rate.

Debentures	Fair value is determined by using the valuations of independent third-party pricing services, which are calculated using market inputs.

Other financial assets and other financial liabilities	The carrying amounts are reasonable approximation of fair values. These financial instruments are temporary accounts used for other various transactions and their maturities are relatively short or not defined. However, fair value of finance lease liabilities is measured using a DCF model.

66

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

Fair value hierarchy

The Bank believes that valuation methods used for measuring the fair values of financial instruments are reasonable and that the fair values recognized in the statements of financial position are appropriate. However, the fair values of the financial instruments recognized in the statements of financial position may be different if other valuation methods or assumptions are used. Additionally, as there is a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Bank classifies and discloses fair value of the financial instruments into the following three-level hierarchy:

Level 1: The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: The fair values are based on unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety shall be determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

67

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

Fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position

The fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position as of December 31, 2013 and 2012 are as follows:

	2013
(In millions of Korean won)	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets held for trading
Debt securities	￦	1,381,401	￦	228,451	￦	—	￦	1,609,852
Equity securities		93,807		36,782		—		130,589
Others		40,252		—		—		40,252

		1,515,460		265,233		—		1,780,693

Derivatives held for trading		241		1,564,020		19,869		1,584,130

Derivatives held for hedging		—		136,994		452		137,446

Available-for-sale financial assets
Debt securities		9,582,063		6,745,368		—		16,327,431
Equity securities[1]		1,080,684		2,264,001		1,563,565		4,908,250
Others		—		250		—		250

		10,662,747		9,009,619		1,563,565		21,235,931

	￦	12,178,448	￦	10,975,866	￦	1,583,886	￦	24,738,200

Financial liabilities
Financial liabilities held for trading	￦	40,067	￦	—	￦	—	￦	40,067
Derivatives held for trading		—		1,527,929		24,478		1,552,407
Derivatives held for hedging		—		195,800		8,842		204,642

	￦	40,067	￦	1,723,729	￦	33,320	￦	1,797,116

68

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

	2012
(In millions of Korean won)	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets held for trading
Debt securities	￦	733,146	￦	650,428	￦	—	￦	1,383,574
Equity securities		197,436		66,738		—		264,174
Others		39,839		—		—		39,839

		970,421		717,166		—		1,687,587

Derivatives held for trading		—		1,791,228		26,849		1,818,077

Derivatives held for hedging		—		180,302		2,765		183,067

Available-for-sale financial assets
Debt securities		10,021,816		8,735,014		—		18,756,830
Equity securities[1]		897,844		1,992,700		1,491,498		4,382,042
Others		—		250		—		250

		10,919,660		10,727,964		1,491,498		23,139,122

	￦	11,890,081	￦	13,416,660	￦	1,521,112	￦	26,827,853

Financial liabilities
Financial liabilities held for trading	￦	39,879	￦	—	￦	—	￦	39,879
Derivatives held for trading		692		1,782,939		45,590		1,829,221
Derivatives held for hedging		—		183,930		9,300		193,230

	￦	40,571	￦	1,966,869	￦	54,890	￦	2,062,330

[1]	The amounts of equity securities carried at cost in “Level 3” which do not have a quoted market price in an active market and cannot be measured reliably at fair value are ￦30,531 million and ￦44,710 million as of December 31, 2013 and 2012, respectively. These equity securities are carried at cost because it is practically difficult to quantify the intrinsic values of the equity securities issued by unlisted public and non-profit entities. In addition, due to significant fluctuations in estimated cash flows arising from entities being in its initial stages, which further results in varying and unpredictable probabilities, unlisted equity securities issued by project financing cannot be reliably and reasonably assessed. Therefore, these equity securities are carried at cost. The Bank has no plan to sell these instruments in the near future.

69

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

Valuation techniques and the inputs used in the fair value measurement of financial assets and liabilities classified as Level 2

Valuation techniques and inputs of financial assets and liabilities measured at fair value in the statement of financial position and classified as Level 2 as of December 31, 2013 are as follows:

(In millions of Korean won)	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets held for trading
Debt securities	￦	228,451	DCF model	Discount rate
Equity securities		36,782	DCF model	Discount rate

	￦	265,233

Derivatives held for trading		1,564,020	DCF model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, stock price and others

Derivatives held for hedging		136,994	DCF model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate and others

Available-for-sale financial assets
Debt securities	￦	6,745,368	DCF model	Discount rate
Equity securities		2,264,001	DCF model	Discount rate
Others		250	DCF model	Discount rate

		9,009,619

	￦	10,975,866

Financial liabilities
Derivatives held for trading	￦	1,527,929	DCF model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, stock price and others
Derivatives held for hedging		195,800	DCF model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate and others

	￦	1,723,729

70

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

Fair value hierarchy of financial assets and liabilities whose fair value is disclosed

The fair value hierarchy of financial assets and liabilities whose fair value is disclosed as of December 31, 2013, are as follows:

	2013
(In millions of Korean won)	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	￦	2,690,281	￦	10,071,826	￦	286,886	￦	13,048,993
Loans		—		—		202,483,283		202,483,283
Held-to-maturity financial assets		3,492,584		7,845,229		—		11,337,813
Other financial assets[2]		—		—		6,476,317		6,476,317

		￦6,182,865	￦	17,917,055	￦	209,246,486	￦	233,346,406

Financial liabilities
Deposits[1]	￦	—	￦	71,213,928	￦	127,791,687	￦	199,005,615
Debts[1]		—		156,349		13,425,857		13,582,206
Debentures		—		17,072,200		—		17,072,200
Other financial liabilities[2]		—		—		10,707,058		10,707,058

	￦	—	￦	88,442,477	￦	151,924,602	￦	240,367,079

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximation of the fair values.
[2]	The ￦6,476,317 million of other financial assets and ￦10,705,153 million of other financial liabilities included in Level 3 are the carrying amounts which are reasonable approximation of fair values.

Valuation techniques and inputs used in the fair value measurement

Valuation techniques and inputs of financial assets and liabilities which are disclosed by the carrying amounts because it is a reasonable approximation of fair value are not subject to be disclosed.

71

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 2 as of December 31, 2013, are as follows:

(In millions of Korean won)	Fair value		Valuation techniques	Inputs
Financial assets
Held-to-maturity financial assets	￦	7,845,229	DCF model	Discount rate
Financial liabilities
Debentures	￦	17,072,200	DCF model	Discount rate

Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 3 as of December 31, 2013, are as follows:

(In millions of Korean won)	Fair value		Valuation techniques	Inputs
Financial assets
Cash and due from financial institutions	￦	286,886	DCF model	Credit spread, other spread
Loans		202,483,283	DCF model	Credit spread, other spread, prepayment rate

	￦	202,770,169

Financial liabilities
Deposits	￦	127,791,687	DCF model	Other spread, prepayment rate
Debts		13,425,857	DCF model	Other spread
Other financial liabilities		1,905	DCF model	Other spread

	￦	141,219,449

6.2 Level 3 of the fair value hierarchy disclosure

6.2.1 Valuation policy and process of Level 3 fair value

The Bank uses external, independent and qualified independent third-party valuation service in addition to internal valuation models to determine the fair value of the Bank’s assets at the end of every reporting period.

Where a reclassification between the levels of the fair value hierarchy occurs for a financial asset or liability, the Bank’s policy is to recognize such transfers as having occurred at the beginning of the reporting period.

72

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

6.2.2 Changes in fair value (Level 3) measured using valuation technique based on unobservable in market

Changes in Level 3 of the fair value hierarchy for the year ended December 31, 2013, are as follows:

(In millions of Korean won)
	Financial investments	Net derivatives
	Available-for-sale financial assets	Derivatives held for trading		Derivatives held for hedging
	Equity securities
Beginning balance	￦ 1,491,498	￦	(18,741)	￦	(6,535)
Total gains or losses
- Profit or loss	(9,085)		(13,981)		(1,229)
- Other comprehensive income	51,508		—		—
Purchases	403,802		—		—
Sales	(80,994)		—		—
Issues	—		(107)		—
Settlements	—		28,220		(626)
Transfers into Level 3	441		—		—
Transfers out of Level 3	(293,605)		—		—

Ending balance	￦ 1,563,565	￦	(4,609)	￦	(8,390)

Changes in Level 3 of the fair value hierarchy for the year ended December 31, 2012, are as follows:

(In millions of Korean won)
	Financial investments	Net derivatives
	Available-for-sale financial assets	Derivatives held for trading		Derivatives held for hedging
	Equity securities
Beginning balance	￦ 884,379	￦	(12,569)	￦	(9,610)
Total gains or losses
- Profit or loss	(85,538)		(35,587)		15,935
- Other comprehensive income	133,403		—		—
Purchases	66,721		25,746		—
Sales	(53,632)		—		—
Issues	—		(9,940)		—
Settlements	—		13,609		(12,860)
Transfers out of Level 3	546,165		—		—

Ending balance	￦ 1,491,498	￦	(18,741)	￦	(6,535)

73

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the year, and total gains or losses for the year included in profit or loss for financial instruments held at the end of the reporting period in the statements of comprehensive income for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Net income from financial investments at fair value through profit or loss		Other operating income
Total gains or losses included in profit or loss for the year	￦	(13,981)	￦	(10,314)
Total gains or losses for the year included in profit or loss for financial instruments held at the end of the reporting year		(3,066)		(15,160)

(In millions of Korean won)	2012
	Net income from financial investments at fair value through profit or loss		Other operating income
Total gains or losses included in profit or loss for the year	￦	(35,587)	￦	(69,603)
Total gains or losses for the year included in profit or loss for financial instruments held at the end of the reporting year		(16,935)		(79,470)

74

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

6.2.3 Sensitivity analysis of changes in unobservable inputs

Information about fair value measurements using unobservable inputs

(In millions of Korean won)
	Fair value		Valuation techniques	Inputs	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Derivatives held for trading
Derivatives held for trading (Stock and index)	￦	13,379	DCF model, Closed Form, FDM, MonteCarlo Simulation	Price of the underlying asset, interest rate, volatility of the underlying asset, correlation of the underlying assets(rates of return on stocks), dividend yield	Volatility of the underlying asset	10.9 ~ 45.64	Higher the volatility, higher the fair value fluctuation
					Correlation of the underlying assets(rates of return on stocks)	11.43 ~ 79.26	Higher the correlation, higher the fair value fluctuation
Derivatives held for trading (currency)		6,490	DCF model	Interest rate, exchange rate, loss rate from bankruptcy.	loss rate from bankruptcy.	88.24 ~ 94.12	Higher the loss rate, decrease the fair value
Derivatives held for hedging
Derivatives held for hedging (Interest)		452	DCF model, Closed Form, FDM, MonteCarlo Simulation	Interest rate, correlation of the underlying assets(interest rates), foreign exchange rate	Correlation of the underlying assets (interest rates)	0.03	Higher the correlation, higher the fair value fluctuation
Available-for-sale
Available-for-sale equity securities		1,563,565	DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method	Growth rate, discount rate, volatilities of real estate price, liquidation value, discount rate of cash flows from rent	Growth rate	0.00	Higher the growth rate, higher the fair value
					Discount rate	2.86 ~ 17.69	Lower the discount rate, higher the fair value
					Volatilities of real estate price	0.74 ~ 1.96	Higher real estate price, higher the fair value
					Liquidation value	0.00	Higher the liquidation value, higher the fair value
					Discount rate of cash flows from rent	6.84 ~ 10.77	Lower the discount rate of cash flows from rent, higher the fair value

	￦	1,583,886

Financial liabilities
Derivatives held for trading
Derivatives held for trading (Stock and index)		24,478	DCF model, Closed Form, FDM, MonteCarlo Simulation	Price of the underlying asset, interest rate, volatility of the underlying asset, correlation of the underlying assets(rates of return on stocks), dividend yield	Volatility of the underlying asset	15.24 ~ 45.64	Higher the volatility, higher the fair value fluctuation
					Correlation of the underlying assets(rates of return on stocks)	17.29 ~ 79.26	Higher correlation, higher the fair value fluctuation
Derivatives held for hedging
Derivatives held for hedging (Interest)		8,842	DCF model, Closed Form, FDM, MonteCarlo Simulation	Price of the underlying asset, interest rates, volatility of the underlying asset	Volatility of the underlying asset	3.00 ~ 5.28	Higher the volatility, higher the fair value fluctuation

	￦	33,320

75

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in the fair value of financial instruments which are affected by unobservable parameters, using a statistical technique. When the fair value is affected by more than two input parameters, the amounts represent the most favorable or unfavorable. Amongst level 3 financial instruments subject to sensitivity analysis are interest rate-related derivatives and equity-related derivatives whose fair value changes are recognized in profit and loss as well as unlisted equity securities and private equity funds whose fair value changes are recognized in profit and loss or other comprehensive income and loss.

Sensitivity analyses by type of instrument as a result of varying input parameters value as of December 31, 2013, are as follows:

(In millions of Korean won)	Recognition in profit and loss (or other comprehensive income and loss)
	Favorable changes		Unfavorable changes
Financial assets
Derivatives held for trading[1]	￦	1,070	￦	(1,082)
Derivatives held for hedging[1]		0		0
Available-for-sale financial assets[2]		293,471		(110,540)

	￦	294,541	￦	(111,622)

Financial liabilities
Derivatives held for trading[1]	￦	1,561	￦	(1,451)
Derivatives held for hedging[1]		345		(333)

	￦	1,906	￦	(1,784)

Sensitivity analyses by type of instrument as a result of varying input parameters value as of December 31, 2012, are as follows:

(In millions of Korean won)	Recognition in profit and loss (or other comprehensive income and loss)
	Favorable changes		Unfavorable changes
Financial assets
Derivatives held for trading[1]	￦	4,780	￦	(4,924)
Derivatives held for hedging[1]		197		(202)
Available-for-sale financial assets[2]		382,905		(155,900)

	￦	387,882	￦	(161,026)

Financial liabilities
Derivatives held for trading[1]	￦	3,112	￦	(3,163)
Derivatives held for hedging[1]		176		(169)

	￦	3,288	￦	(3,332)

76

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

[1]	For stock and index-related derivatives, the changes in fair value are calculated by shifting principal unobservable input parameters such as the correlation of rates of return on stocks and the volatility of the underlying asset by ± 10%. For foreign currency derivatives, the changes in fair value are calculated by shifting the unobservable input parameters, such as the loss given default ratio by ± 1%. For interest rate-related derivatives, the correlation of the interest rates or the volatility of the underlying asset is shifted by ± 10% to calculate the fair value changes.
[2]	For equity securities, the changes in fair value are calculated by shifting principal unobservable input parameters such as correlation between growth rate (0~0.5%) and discount rate, or liquidation value (-1~1%) and discount rate. Sensitivity of fair values to unobservable parameters of private equity fund is practically impossible, but in the case of equity fund composed of real estates, the changes in fair value are calculated by shifting correlation between discount rate of cash flows from rent (-1~1%) and volatilities of real estate price (-1~1%).

6.2.4 Day one gain or loss

If the Bank uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price and the difference is deferred and not recognized in profit or loss, and is amortized by using the straight-line method over the life of the financial instruments. If the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

The aggregate difference yet to be recognized in profit or loss at the beginning and end of the year and a reconciliation of changes in the balance of this difference, are as follows:

(In millions of Korean won)	2013		2012

Balance at the beginning of the year (A)	￦	5,998	￦	2,057
New transactions (B)		34		20,485
Amounts recognized in profit or loss during the year (C= a+b)		(4,702)		(16,544)
a. Amortization		(275)		(4,529)
b. Settlement		(4,427)		(12,015)

Balance at the end of year (A+B+C)	￦	1,330	￦	5,998

77

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

6.3 Carrying amounts of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. Measurement policies for each class of financial assets and liabilities are disclosed in Note 3, ‘Significant accounting policies’.

The carrying amounts of financial assets and liabilities by category as of December 31, 2013, are as follows:

(In millions of Korean won)
	Financial assets at fair value through profit or loss		Loans and receivables		Available- for-sale financial assets		Held-to- Maturity financial assets		Derivatives held for hedging		Total
	Held for trading
Financial assets
Cash and due from financial institutions	￦	—	￦	13,048,992	￦	—	￦	—	￦	—	￦	13,048,992
Financial assets at fair value through profit or loss		1,780,693		—		—		—		—		1,780,693
Derivatives		1,584,130		—		—		—		137,446		1,721,576
Loans		—		202,365,667		—		—		—		202,365,667
Financial investments		—		—		21,235,931		11,011,518		—		32,247,449
Other financial assets		—		6,476,317		—		—		—		6,476,317

	￦	3,364,823	￦	221,890,976	￦	21,235,931	￦	11,011,518	￦	137,446	￦	257,640,694

(In millions of Korean won)
	Financial liabilities at fair value through profit or loss		Financial liability at amortized cost		Derivatives held for hedging		Total
	Held for trading
Financial liabilities
Financial liabilities at fair value through profit or loss	￦	40,067	￦	—	￦	—	￦	40,067
Derivatives		1,552,407		—		204,642		1,757,049
Deposits		—		198,761,452		—		198,761,452
Debts		—		13,584,554		—		13,584,554
Debentures		—		15,916,838		—		15,916,838
Other financial liabilities		—		10,707,026		—		10,707,026

	￦	1,592,474	￦	238,969,870	￦	204,642	￦	240,766,986

78

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

The carrying amounts of financial assets and liabilities by category as of December 31, 2012, are as follows:

(In millions of Korean won)
	Financial assets at fair value through profit or loss		Loans and receivables		Available- for-sale financial assets		Held-to- Maturity financial assets		Derivatives held for hedging		Total
	Held for trading
Financial assets
Cash and due from financial institutions	￦	—	￦	9,439,053	￦	—	￦	—	￦	—	￦	9,439,053
Financial assets at fair value through profit or loss		1,687,587		—		—		—		—		1,687,587
Derivatives		1,818,077		—		—		—		183,067		2,001,144
Loans		—		198,422,569		—		—		—		198,422,569
Financial investments		—		—		23,139,122		10,952,294		—		34,091,416
Other financial assets		—		7,873,975		—		—		—		7,873,975

	￦	3,505,664	￦	215,735,597	￦	23,139,122	￦	10,952,294	￦	183,067	￦	253,515,744

(In millions of Korean won)
	Financial liabilities at fair value through profit or loss		Financial liability at amortized cost		Derivatives held for hedging		Total
	Held for trading
Financial liabilities
Financial liabilities at fair value through profit or loss	￦	39,879	￦	—	￦	—	￦	39,879
Derivatives		1,829,221		—		193,230		2,022,451
Deposits		—		195,339,216		—		195,339,216
Debts		—		14,829,349		—		14,829,349
Debentures		—		15,595,670		—		15,595,670
Other financial liabilities		—		9,542,538		—		9,542,538

	￦	1,869,100	￦	235,306,773	￦	193,230	￦	237,369,103

79

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

6.4 Transfer of financial assets

6.4.1 Transferred financial assets that are derecognized in their entirety

The Bank transferred loans and other financial assets that are derecognized in their entirety to SPEs, while the maximum exposure to loss (carrying amount) from its continuing involvement in the derecognized financial assets as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)
		2013
	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement in statement of financial position		Fair value of continuing involvement in statement of financial position
KB Mortgage Loan 1st Securitization Specialty Co., Ltd.	Subordinated debt[1]	Loans and receivables	￦	69,743	￦	70,503
KAMCO Value Recreation 3rd Securitization Specialty Co., Ltd.				4,214		6,870
KR ABS Ltd.	Mezzanine/subordinated debt	Available-for-sale financial assets		11,434		11,434
KR 2nd Securitization Specialty Co., Ltd. [2]	Senior debt	Loans and receivables		26,065		26,227
	Subordinated debt	Available-for-sale financial assets		33,017		33,017
EAK ABS Ltd.[3]	Subordinated debt	Available-for-sale financial assets		35,020		35,020
AP 1st Securitization Specialty Co., Ltd. [4]	Senior debt	Loans and receivables		67,326		67,353
	Subordinated debt	Available-for-sale financial assets		16,669		16,669
Discovery 1st Securitization Specialty Co., Ltd. [5]	Senior debt	Loans and receivables		23,494		23,547
	Subordinated debt	Available-for-sale financial assets		21,454		21,454

			￦	308,436	￦	312,094

[1]	Transfer of loans and other financial assets to SPEs which occurred prior to the transition date of K-IFRS did not meet the derecognition criteria under K-IFRS, but the Bank derecognized these financial assets in accordance with an exception to the retrospective application of K-IFRS.
[2]	Recognized net loss from transferring loans to the SPEs amounts to ￦24,589 million.
[3]	Recognized net loss from transferring loans to the SPEs amounts to ￦2,480 million.

80

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

[4]	Recognized net loss from transferring loans to the SPEs amounts to ￦18,556 million.
[5]	Recognized net loss from transferring loans to the SPEs amounts to ￦37,975 million.
[6]	In addition to the above, there were gains from the transfer of non-performing loans to the National Happiness Fund(‘the Fund’) amounting to ￦18,111 million as of December 31, 2013. According to the agreement with the Fund, where the recovered amounts exceed the consideration paid by the Fund for the non-performing loans, the excess amount is to be reimbursed to the Bank.

(In millions of Korean won)	2012
	Type of continuing involvement	Type of financial instruments	Carrying amount of continuing involvement in statement of financial position
KB Mortgage Loan 1st Securitization Specialty Co., Ltd.	Subordinated debt[1]	Loans and receivables	￦	69,743
KAMCO Value Recreation 3rd Securitization Specialty Co., Ltd.				7,540
	Senior debt	Loans and receivables		21,288
KR ABS Ltd.[2]	Mezzanine/subordinated debt	Available-for-sale financial assets		43,143

			￦	141,714

[1]	Transfer of loans and other financial assets to SPEs which occurred prior to the transition date did not meet the derecognition criteria under K-IFRS, but the Bank derecognized these financial assets in accordance with an exception to the retrospective application of K-IFRS.
[2]	Recognized net loss from transferring loans to the SPEs amounts to ￦22,734 million.

81

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

6.4.2 Securities under repurchase agreements and loaned securities

The Bank continues to recognize the financial assets related to repurchase agreements and securities lending transactions on the statements of financial position since those transactions are not qualified for derecognition even though the Bank transfers the financial assets. A financial asset is sold under a reverse repurchase agreement to repurchase the same asset at a fixed price, or loaned under a securities lending agreement to be returned as the same asset. Thus, the Bank retains substantially all the risks and rewards of ownership of the financial asset. The amounts of transferred assets and related liabilities as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Carrying amount of transferred asset		Carrying amount of related liabilities
Securities under repurchase agreements	￦	208,822	￦	175,679
Loaned securities		364,418		—
Government and public bonds		354,007		—
Stocks		10,411		—

	￦	573,240	￦	175,679

(In millions of Korean won)	2012
	Carrying amount of transferred asset		Carrying amount of related liabilities
Securities under repurchase agreements	￦	750,187	￦	698,939
Loaned securities		244,478		—
Government and public bonds		213,905		—
Stocks		30,573		—

	￦	994,665	￦	698,939

6.5 Offsetting financial assets and financial liabilities

The Bank enters into International Derivatives Swaps and Dealers Association (“ISDA”) master netting agreements and other arrangements with the Bank’s derivative and spot exchange counterparties. Similar netting agreements are also entered into with the Bank’s reverse repurchase, securities and others. Pursuant to these agreements, in the event of default by one party, contracts are to be terminated and receivables and payables are to be offset. Further, as the law allows for the right to offset, domestic uncollected receivables balances and domestic accrued liabilities balances are shown in its net settlement balance in the statement of financial position.

82

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

The details of financial assets subject to offsetting, enforceable master netting arrangements or similar agreements as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Gross amounts of recognized financial assets		Gross amounts of recognized financial liabilities offset in the statement of financial position		Net amounts of financial assets presented in the statement of financial position		Related amounts not offset in the statement of financial position				Net amount
							Financial instruments		Cash collateral received
Derivatives held for trading	￦	1,581,561		—	￦	1,581,561	￦	(1,186,724)	￦	(1,850)	￦	392,987
Derivatives held for hedging		137,446		—		137,446		(35,550)		—		101,896
Receivable spot exchange		2,256,532		—		2,256,532		(2,255,085)		—		1,447
Reverse repurchase, securities borrowing and similar agreements		4,019,900		—		4,019,900		(4,019,900)		—		—
Other financial instruments		16,095,694		(15,371,808)		723,886		—		—		723,886

	￦	24,091,133	￦	(15,371,808)	￦	8,719,325	￦	(7,497,259)	￦	(1,850)	￦	1,220,216

(In millions of Korean won)	2012
	Gross amounts of recognized financial assets		Gross amounts of recognized financial liabilities offset in the statement of financial position		Net amounts of financial assets presented in the statement of financial position		Related amounts not offset in the statement of financial position				Net amount
							Financial instruments		Cash collateral received
Derivatives held for trading	￦	1,800,618	￦	—	￦	1,800,618	￦	(1,361,522)	￦	(28,624)	￦	410,472
Derivatives held for hedging		183,067		—		183,067		(32,272)		—		150,795
Receivable spot exchange		1,929,721		—		1,929,721		(1,929,438)		—		283
Reverse repurchase, securities borrowing and similar agreements[1]		3,587,071		—		3,587,071		(3,483,000)		(104,071)		—
Other financial instruments		17,677,819		(15,455,657)		2,222,162		—		—		2,222,162

	￦	25,178,296	￦	(15,455,657)	￦	9,722,639	￦	(6,806,232)	￦	(132,695)	￦	2,783,712

[1]	Includes a portion of the securities loaned.

83

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

The details of financial liabilities subject to offsetting, enforceable master netting arrangements or similar agreements as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Gross amounts of recognized financial liabilities		Gross amounts of recognized financial assets offset in the statement of financial position		Net amounts of financial liabilities presented in the statement of financial position		Related amounts not offset in the statement of financial position				Net amount
							Financial instruments		Cash collateral pledged
Derivatives held for trading	￦	1,550,389	￦	—	￦	1,550,389	￦	(987,682)	￦	—	￦	562,707
Derivatives held for hedging		204,642		—		204,642		(16,320)		—		188,322
Payable spot exchange		2,256,147		—		2,256,147		(2,255,085)		—		1,062
Repurchase, securities lending and similar agreements[1]		175,679		—		175,679		(175,679)		—		—
Other financial instruments		16,358,240		(15,371,808)		986,432		(946,800)		—		39,632

	￦	20,545,097	￦	(15,371,808)	￦	5,173,289	￦	(4,381,566)	￦	—	￦	791,723

(In millions of Korean won)	2012
	Gross amounts of recognized financial liabilities		Gross amounts of recognized financial assets offset in the statement of financial position		Net amounts of financial liabilities presented in the statement of financial position		Related amounts not offset in the statement of financial position				Net amount
							Financial instruments		Cash collateral pledged
Derivatives held for trading	￦	1,824,296	￦	—	￦	1,824,296	￦	(1,274,804)	￦	—	￦	549,492
Derivatives held for hedging		193,229		—		193,229		(17,717)		—		175,512
Payable spot exchange		1,929,931		—		1,929,931		(1,929,438)		—		493
Repurchase, securities lending and similar agreements[1]		698,939		—		698,939		(698,939)		—		—
Other financial instruments		15,606,748		(15,455,657)		151,091		(151,091)		—		—

	￦	20,253,143	￦	(15,455,657)	￦	4,797,486	￦	(4,071,989)	￦	—	￦	725,497

[1]	Includes repurchase agreements sold to customers.

84

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

7. Due from financial institutions

The details of due from financial institutions as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)		Financial Institutions	Interest rate(%)	2013		2012
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	0.00 ~ 2.77	￦	6,709,634	￦	3,095,038
	Due from banking institutions	Hana Bank and others	0.00 ~ 2.95		261,250		306,799
	Due from others	Samsung Securities Co., Ltd. and others	1.00		2,613,665		2,816,558

					9,584,549		6,218,395

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others	0.00 ~ 0.15		748,527		317,926
	Time deposits in foreign currencies	Itau Unibanco S.A NY Branch and others	0.15 ~ 0.70		10,657		28,516
	Due from others	Bank of Japan and others	—		14,978		30,422

					774,162		376,864

				￦	10,358,711	￦	6,595,259

Due from financial institutions, classified by type of financial institution as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	In Korean won		In foreign currencies		Total
Bank of Korea	￦	6,709,634	￦	410,328	￦	7,119,962
Other banking institutions		261,250		359,105		620,355
Other financial institutions		2,613,665		4,729		2,618,394

	￦	9,584,549	￦	774,162	￦	10,358,711

(In millions of Korean won)	2012
	In Korean won		In foreign currencies		Total
Bank of Korea	￦	3,095,038	￦	120,143	￦	3,215,181
Other banking institutions		306,799		255,504		562,303
Other financial institutions		2,816,558		1,217		2,817,775

	￦	6,218,395	￦	376,864	￦	6,595,259

85

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

Restricted due from financial institutions as of December 31, 2013 and 2012, are as follows:

(in millions of Korean won)		Financial Institution	2013		2012		Reason for restriction

Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	￦	6,709,634	￦	3,095,038	Bank of Korea Act Agreement for allocation of deposit
	Due from banking institutions	Hana Bank and others		261,000		206,700

				6,970,634		3,301,738

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others		414,277		122,606	Bank of Korea Act and others
	Time deposits in foreign currencies	Itau Unibanco S.A NY Branch and others		10,553		6,962	New York state banking Law
	Due from others	Ong First Tradition Pte. and others		4,876		1,825	Derivatives margin account and others

				429,706		131,393

			￦	7,400,340	￦	3,433,131

86

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

8. Assets pledged as collaterals

The details of assets pledged as collaterals as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)
		2013
Assets pledged	Pledgee	Carrying amount		Collateralized amount		Reason of pledge
	Korea Securities Depository and others	￦	3,577,052	￦	3,572,000	Repurchase agreements
	Bank of Korea		617,250		610,000	Borrowings from Bank of Korea
Held-to-maturity financial assets	Bank of Korea		956,284		946,800	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		325,616		325,521	Derivatives transitions
	Others		258,615		258,500	Others

			5,734,817		5,712,821

Accounts receivable	Others		1,342,566		1,342,566	Covered Bond

Mortgage loans	Others		846,000		843,127	Covered Bond

		￦	7,923,383	￦	7,898,514

(In millions of Korean won)
		2012
Assets pledged	Pledgee	Carrying amount		Collateralized amount		Reason of pledge
	Korea Securities Depository and others	￦	3,602,681	￦	3,602,000	Repurchase agreements
	Bank of Korea		965,072		960,000	Borrowings from Bank of Korea
Held-to-maturity financial assets	Bank of Korea		781,389		776,800	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		348,139		348,000	Derivatives transitions
	Others		1,229,856		1,208,500	Others

			6,927,137		6,895,300

Accounts receivable	Others		1,482,638		1,482,638	Covered Bond

Mortgage loans	Others		1,058,470		1,054,834	Covered Bond

		￦	9,468,245	￦	9,432,772

87

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

The fair value of collateral available to sell or repledge, and collateral sold or repledged, regardless of debtor’s default as of December 31, 2013 and 2012, is as follows:

(In millions of Korean won)	2013
	Fair value of collateral		Fair value of collateral sold or repledged
Securities	￦	4,105,598	￦	—

	￦	4,105,598	￦	—

(In millions of Korean won)	2012
	Fair value of collateral		Fair value of collateral sold or repledged
Securities	￦	3,561,350	￦	—

	￦	3,561,350	￦	—

9. Derivative financial instruments and hedge accounting

The Bank’s derivative operations focus on addressing the needs of the Bank’s corporate clients to hedge their risk exposure and to hedge the Bank’s risk exposure that results from such client contracts. The Bank also engages in derivative trading activities to hedge the interest rate and foreign currency risk exposures that arise from the Bank’s own assets and liabilities. In addition, the Bank engages in proprietary trading of derivatives within the Bank’s regulated open position limits.

The Bank provides and trades a range of derivatives products, including:

•	Interest rate swaps, relating to interest rate risks in Korean won.

•	Cross-currency swaps, forwards and options relating to foreign exchange rate risks.

•	Stock price index options linked with the KOSPI index.

In particular, the Bank uses cross currency swaps, interest rate swaps and others to hedge the risk of changes in fair values due to changes in interest rates and foreign exchange rates of subordinated debts in Korean won, structured debts and financial debentures in foreign currencies.

88

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

The details of derivative financial instruments for trading as of December 31, 2013, are as follows:

(In millions of Korean won)	Notional amount		Assets		Liabilities
Interest rate
Futures[1]	￦	453,880	￦	—	￦	—
Swaps		141,212,103		584,036		638,171
Options		8,285,091		45,063		85,906

		149,951,074		629,099		724,077

Currency
Forwards	￦	22,919,438	￦	241,804	￦	289,368
Futures[1]		360,143		—		—
Swaps		17,321,772		693,116		495,003
Options		273,745		2,428		1,492

		40,875,098		937,348		785,863

Stock and index
Futures[1]	￦	59,381	￦	—	￦	—
Swaps		73,658		11,051		12,170
Options		1,110,131		6,278		29,965

		1,243,170		17,329		42,135

Others		60,000		354		332

	￦	192,129,342	￦	1,584,130	￦	1,552,407

89

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

The details of derivative financial instruments for trading as of December 31, 2012, are as follows:

(In millions of Korean won)	Notional amount		Assets		Liabilities
Interest rate
Futures[1]	￦	481,000	￦	—	￦	—
Swaps		144,814,332		841,174		945,631
Options		10,715,347		79,942		78,149

		156,010,679		921,116		1,023,780

Currency
Forwards	￦	17,105,575	￦	264,578	￦	328,505
Futures[1]		488,223		—		—
Swaps		13,333,072		576,857		409,519
Options		334,912		3,215		2,638

		31,261,782		844,650		740,662

Stock and index
Futures[1]	￦	82,114	￦	—	￦	—
Swaps		127,500		9,390		7,005
Options		1,264,351		41,684		56,614

		1,473,965		51,074		63,619

Others		60,000		1,237		1,160

	￦	188,806,426	￦	1,818,077	￦	1,829,221

[1]	A gain or loss from daily mark-to-market futures is reflected in the margin accounts.

90

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

Fair value hedge

The details of derivatives designated as fair value hedging instruments as of December 31, 2013, are as follows:

(In millions of Korean won)	Notional amount		Assets		Liabilities
Interest rate
Swaps	￦	1,951,013	￦	137,446	￦	—
Currency
Swap		1,055,300		—		195,800
Other		140,000		—		8,842

	￦	3,146,313	￦	137,446	￦	204,642

The details of derivatives designated as fair value hedging instruments as of December 31, 2012, are as follows:

(In millions of Korean won)	Notional amount		Assets		Liabilities
Interest rate
Swaps	￦	1,921,251	￦	180,719	￦	6,642
Currency
Swap		1,071,100		—		183,930
Other		140,000		2,348		2,658

	￦	3,132,351	￦	183,067	￦	193,230

Gains and losses from fair value hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012

Gains(losses) on hedging instruments	￦	(49,047)	￦	(14,654)
Gains(losses) on the hedged item attributable to the hedged risk		81,428		37,641

	￦	32,381	￦	22,987

91

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

10. Loans

Loans as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Loans	￦	204,274,324	￦	200,865,237
Deferred loan origination fees and costs		463,901		421,822
Allowances		(2,372,558)		(2,864,490)

Carrying amount	￦	202,365,667	￦	198,422,569

Loans to banks as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Loans	￦	6,846,909	￦	4,565,688
Allowances		(53)		(9)

Carrying amount	￦	6,846,856	￦	4,565,679

Loans to customers other than banks as of December 31, 2013 and 2012, consist of:

(In millions of Korean won)	2013
	Retail		Corporate		Total
Loans in Korean won	￦	103,877,464	￦	83,323,816	￦	187,201,280
Loans in foreign currencies		68,259		2,438,045		2,506,304
Domestic import usance bills		—		2,978,478		2,978,478
Off-shore funding loans		—		669,602		669,602
Call loans		—		580,000		580,000
Bills bought in Korean won		—		14,243		14,243
Bills bought in foreign currencies		—		1,586,556		1,586,556
Guarantee payments under payment guarantee		—		38,319		38,319
Reverse repurchase agreements		—		1,529,900		1,529,900
Privately placed bonds		—		786,634		786,634

		103,945,723		93,945,593		197,891,316
Proportion (%)		52.53		47.47		100.00

Allowances		(571,860)		(1,800,645)		(2,372,505)

	￦	103,373,863	￦	92,144,948	￦	195,518,811

92

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

(In millions of Korean won)	2012
	Retail		Corporate		Total
Loans in Korean won	￦	101,278,505	￦	82,485,211	￦	183,763,716
Loans in foreign currencies		52,090		3,072,877		3,124,967
Domestic import usance bills		—		3,595,144		3,595,144
Off-shore funding loans		—		753,885		753,885
Call loans		—		1,020,000		1,020,000
Bills bought in Korean won		—		30,343		30,343
Bills bought in foreign currencies		—		2,521,032		2,521,032
Guarantee payments under payment guarantee		—		45,154		45,154
Reverse repurchase agreements		—		1,203,000		1,203,000
Privately placed bonds		—		664,130		664,130

		101,330,595		95,390,776		196,721,371
Proportion (%)		51.51		48.49		100.00

Allowances		(680,091)		(2,184,390)		(2,864,481)

	￦	100,650,504	￦	93,206,386	￦	193,856,890

93

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

The changes in deferred loan origination fees and costs for the years ended December 31, 2013 and 2012, are as follows:

	2013
(In millions of Korean won)	Beginning		Increase		Decrease		Other		Ending

Deferred loan origination costs
Loans in Korean won	￦	460,855	￦	310,770	￦	276,006	￦	—	￦	495,619
Other origination costs		343		636		601		—		378

		461,198		311,406		276,607		—		495,997

Deferred loan origination fees
Loans in Korean won		33,056		2,903		10,895		—		25,064
Other origination fees		6,320		3,196		2,485		1		7,032

		39,376		6,099		13,380		1		32,096

	￦	421,822	￦	305,307	￦	263,227	￦	(1)	￦	463,901

	2012
(In millions of Korean won)	Beginning		Increase		Decrease		Other		Ending

Deferred loan origination costs
Loans in Korean won	￦	448,123	￦	272,085	￦	259,353	￦	—	￦	460,855
Other origination costs		201		429		287		—		343

		448,324		272,514		259,640		—		461,198

Deferred loan origination fees
Loans in Korean won		43,021		8,741		18,706		—		33,056
Other origination fees		5,104		2,965		1,740		(9)		6,320

		48,125		11,706		20,446		(9)		39,376

	￦	400,199	￦	260,808	￦	239,194	￦	9	￦	421,822

94

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

11. Allowances for Loan Losses

The changes in the allowances for loan losses for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Retail		Corporate		Total
Beginning	￦	680,091	￦	2,184,399	￦	2,864,490
Written-off		(580,235)		(1,097,057)		(1,677,292)
Recoveries from written-off loans		124,867		146,569		271,436
Sale		(8,483)		(74,979)		(83,462)
Other changes		(7,035)		(51,671)		(58,706)
Provision[1]		362,655		693,437		1,056,092

Ending	￦	571,860	￦	1,800,698	￦	2,372,558

(In millions of Korean won)	2012
	Retail		Corporate		Total
Beginning	￦	635,108	￦	2,425,671	￦	3,060,779
Written-off		(451,570)		(1,193,535)		(1,645,105)
Recoveries from written-off loans		101,920		161,133		263,053
Sale		(6,082)		(96,951)		(103,033)
Other changes		3,476		(30,381)		(26,905)
Provision[1]		397,239		918,462		1,315,701

Ending	￦	680,091	￦	2,184,399	￦	2,864,490

[1]	Provision for credit losses in statements of comprehensive income also include provision (reversal) for unused commitments and guarantees (Note 22), provision (reversal) for financial guarantee contracts (Note 22), and provision (reversal) for other financial assets (Note 17).

The amounts of written-off loans, over which the Bank still has a right to claim against the borrowers and guarantors, are ￦11,775,270 million and ￦11,077,657 million as of December 31, 2013 and 2012, respectively.

95

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

The coverage ratio of allowances for loan losses as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012

Loans	￦	204,738,225	￦	201,287,059
Allowances for loan losses		2,372,558		2,864,490
Ratio (%)		1.16		1.42

12. Financial assets at fair value through profit or loss and Financial Investments

The details of financial assets at fair value through profit or loss and financial investments as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Financial assets held for trading
Debt securities:
Government and public bonds	￦	1,063,407	￦	370,731
Financial bonds		538,542		1,002,986
Corporate bonds		7,903		9,857
Equity securities:
Stocks		66,733		152,988
Beneficiary certificates		63,856		111,186
Others		40,252		39,839

Total financial assets at fair value through profit or loss	￦	1,780,693	￦	1,687,587

Available-for-sale financial assets
Debt securities:
Government and public bonds	￦	6,528,440	￦	5,894,080
Financial bonds		5,177,572		6,854,865
Corporate bonds		3,428,218		4,608,869
Asset-backed securities		1,193,201		1,399,016
Equity securities:
Stocks		1,654,385		1,614,753
Equity investments		73,874		89,128
Beneficiary certificates		3,179,991		2,678,161
Others		250		250

		21,235,931		23,139,122

Held-to-maturity financial assets
Debts securities:
Government and public bonds		3,685,150		3,749,578
Financial bonds		770,283		1,285,684
Corporate bonds		6,189,311		5,638,737
Asset-backed securities		366,774		278,295

		11,011,518		10,952,294

Total financial investments	￦	32,247,449	￦	34,091,416

96

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

The impairment losses and the reversal of impairment losses in financial investment for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Impairment		Reversal		Net
Available-for-sale financial assets	￦	(155,195)	￦	—	￦	(155,195)
Held-to-maturity financial assets		(5)		—		(5)

	￦	(155,200)	￦	—	￦	(155,200)

(In millions of Korean won)	2012
	Impairment		Reversal		Net
Available-for-sale financial assets	￦	(262,751)	￦	—	￦	(262,751)
Held-to-maturity financial assets		(154)		—		(154)

	￦	(262,905)	￦	—	￦	(262,905)

97

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

13. Investments in associates and subsidiaries

Investments in associates and subsidiaries as of December 31, 2013 and 2012, are as follows:

(in millions of Korean won) (in thousands of US dollars)	2013
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Associates
Balhae Infrastructure Fund[1]	12.61	￦	121,817	￦	124,968	￦	125,478	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00		4,500		4,185		2,769	Credit information	Korea
UAMCO., Ltd.[1]	17.50		85,050		139,286		84,792	Other finance	Korea
JSC Bank CenterCredit
Ordinary share [2]	29.56		954,104		51,989		86,787	Banking	Kazakhstan
Preference share [2]	93.15
KB06-1 Venture Investment Partnership[3]	50.00		2,500		861		920	Investment finance	Korea
KB08-1 Venture Investment Partnership[3]	66.67		5,300		9,345		6,025	Investment finance	Korea
KB12-1 Venture Investment Partnership[3]	80.00		23,200		22,817		23,200	Investment finance	Korea
KoFC KBIC Frontier Champ 2010-5(PEF)	30.00		28,548		27,898		28,548	Investment finance	Korea
United PF 1st Recovery Private Equity Fund[1]	17.72		191,617		203,618		191,617	Other finance	Korea
CH Engineering Co., Ltd.	41.73		—		64		—	Architectural design and related Service	Korea
Shinla Construction Co., Ltd.	20.17		—		—		—	Specialty construction	Korea
Kores Co., Ltd.[4]	10.39		634		1,925		634	Manufacture of automobile components	Korea
KB GwS Private Securities Investment Trust	20.93		89,124		99,044		89,124	Investment finance	Korea
Incheon Bridge Co., Ltd. [1]	14.99		24,677		(429)		24,677	Operation of highways and related facilities	Korea
KoFC POSCO HANHWA KB shared growth Private Equity Fund	20.00		11,220		9,296		11,220	Investment finance	Korea
KB Start-up Creation Fund[3]	80.00		4,000		4,030		4,000	Investment finance	Korea
Terra Corporation	24.06		—		20		—	Manufacture of fabricated and processed metal products	Korea
Ssangyong Engineering & Construction [4]	15.64		28,779		2,490		—	Office and commercial building construction	Korea

			1,575,070		701,407		679,791

Subsidiaries
Kookmin Bank Int’l Ltd.(London)[5]	100.00	USD	30,392		69,189		67,396	Banking	England
Kookmin Bank Hong Kong Ltd. [5]	100.00	USD	20,000		127,787		105,643	Banking	Hong Kong
Kookmin Bank Cambodia PLC. [5]	100.00	USD	17,846		20,169		19,885	Banking	Cambodia
Kookmin Bank(China) Ltd. [5]	100.00	USD	383,875		390,330		418,155	Banking	China

		USD	452,113		607,475		611,079

				￦	1,308,882	￦	1,290,870

98

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

(in millions of Korean won) (in thousands of US dollars)	2012
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Associates
Balhae Infrastructure Fund[1]	12.61	￦	121,817	￦	125,004	￦	125,478	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00		4,500		3,790		2,769	Credit information	Korea
UAMCO., Ltd.[1]	17.50		85,050		120,916		84,792	Other finance	Korea
JSC Bank CenterCredit
Ordinary share [2]	29.56		954,104		257,996		281,889	Banking	Kazakhstan
Preference share [2]	93.15
KB06-1 Venture Investment Partnership[3]	50.00		3,500		1,920		1,920	Investment finance	Korea
KB08-1 Venture Investment Partnership[3]	66.67		13,000		19,565		13,725	Investment finance	Korea
KB12-1 Venture Investment Partnership[3]	80.00		12,000		11,939		12,000	Investment finance	Korea
KoFC KBIC Frontier Champ 2010-5(PEF)	30.00		19,290		17,257		19,290	Investment finance	Korea
United PF 1st Recovery Private Equity Fund[1]	17.72		191,617		201,182		191,617	Other finance	Korea
CH Engineering Co., Ltd.	41.73		—		107		—	Architectural design and related Service	Korea
Evalley Co., Ltd.	46.24		—		—		—	Software advisory, development, and supply	Korea
Shinla Construction Co., Ltd.	20.17		—		—		—	Specialty construction	Korea
PyungJeon Industries Co., Ltd.[4]	15.65		—		—		—	Specialty construction	Korea
Kores Co., Ltd.[4]	16.01		634		1,384		634	Manufacture of automobile components	Korea
KB GwS Private Securities Investment Trust	20.93		89,124		97,364		89,124	Investment finance	Korea
Incheon Bridge Co., Ltd. [1]	14.99		24,677		1,630		24,677	Operation of highways and related facilities	Korea
KoFC POSCO HANHWA KB shared growth Private Equity Fund	20.00		5,000		4,485		5,000	Investment finance	Korea

			1,524,313		864,539		852,915

Subsidiaries
Kookmin Bank Int’l Ltd.(London)[5]	100.00	USD	30,392		67,148		67,396	Banking	England
Kookmin Bank Hong Kong Ltd. [5]	100.00	USD	20,000		123,574		105,643	Banking	Hong Kong
Kookmin Bank Cambodia PLC.[5]	92.44	USD	16,539		16,339		18,422	Banking	Cambodia
Kookmin Bank(China) Ltd. [5]	100.00	USD	383,875		412,028		418,155	Banking	China

		USD	450,806		619,089		609,616

				￦	1,483,628	￦	1,462,531

99

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

[1]	As of December 31, 2013 and 2012, the Bank is represented in the governing bodies of its associates. Therefore, the Bank has significant influence over the decision-making process relating to their financial and business policies.
[2]	The Bank determined that ordinary shares and convertible preference shares issued by JSC Bank CenterCredit are the same in economic substance except for voting rights, and therefore, ordinary shares and convertible preference shares are not presented separately. Fair value of ordinary shares of JSC Bank CenterCredit, reflecting the quoted market price as of December 31, 2013 and 2012, amounts to ￦57,476 million and ￦65,821 million, respectively.
[3]	As of December 31, 2013 and 2012, the Bank is a partner in a limited partnership and does not have the right to control over these entities.
[4]	Where the Bank has acquired shares of entities through debt-for-equity swaps, the Bank is represented in the creditor council. Therefore, the Bank has significant influence over the decision-making process relating to their financial and business policies.
[5]	Acquisition costs of investments in subsidiaries are presented in US dollars.

100

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

The changes in investments in associates and subsidiaries for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Beginning		Acquisition and others		Disposal		Impairment		Ending
Associates
Balhae Infrastructure Fund	￦	125,478	￦	—	￦	—	￦	—	￦	125,478
Korea Credit Bureau Co., Ltd.		2,769		—		—		—		2,769
UAMCO., Ltd.		84,792		—		—		—		84,792
JSC Bank CenterCredit[1]		281,889		—		—		(195,102)		86,787
KB06-1 Venture Investment Partnership		1,920		—		(1,000)		—		920
KB08-1 Venture Investment Partnership		13,725		—		(7,700)		—		6,025
KB12-1 Venture Investment Partnership		12,000		11,200		—		—		23,200
KoFC KBIC Frontier Champ 2010-5 (PEF)		19,290		9,390		(132)		—		28,548
United PF 1st Recovery Private Equity Fund		191,617		—		—		—		191,617
Kores Co., Ltd.		634		—		—		—		634
KB GwS Private Securities Investment Trust		89,124		—		—		—		89,124
Incheon Bridge Co., Ltd.		24,677		—		—		—		24,677
KoFC POSCO HANHWA KB shared growth Private Equity Fund		5,000		6,220		—		—		11,220
KB Start-up Creation Fund		—		4,000		—		—		4,000
Ssangyong Engineering & Construction[2]		—		28,779		—		(28,779)		—
Subsidiaries
Kookmin Bank Int’l Ltd.(London)		67,396		—		—		—		67,396
Kookmin Bank Hong Kong Ltd.		105,643		—		—		—		105,643
Kookmin Bank Cambodia PLC.		18,422		1,463		—		—		19,885
Kookmin Bank(China) Ltd.		418,155		—		—		—		418,155

	￦	1,462,531	￦	61,052	￦	(8,832)	￦	(223,881)	￦	1,290,870

101

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

(In millions of Korean won)	2012
	Beginning		Acquisition and others		Disposal		Impairment		Ending
Associates
Balhae Infrastructure Fund	￦	129,258	￦	2,660	￦	(6,440)	￦	—	￦	125,478
Korea Credit Bureau Co., Ltd.		2,769		—		—		—		2,769
UAMCO., Ltd.		84,792		—		—		—		84,792
JSC Bank CenterCredit[1]		365,059		—		—		(83,170)		281,889
KB06-1 Venture Investment Partnership		5,183		—		(1,500)		(1,763)		1,920
KB08-1 Venture Investment Partnership		20,725		—		(7,000)		—		13,725
KB12-1 Venture Investment Partnership		—		12,000		—		—		12,000
KoFC KBIC Frontier Champ 2010-5 (PEF)		17,310		1,980		—		—		19,290
United PF 1st Recovery Private Equity Fund		148,000		43,617		—		—		191,617
Kores Co., Ltd.		—		634		—		—		634
KB GwS Private Securities Investment Trust		—		90,989		(1,865)		—		89,124
Incheon Bridge Co., Ltd.		—		24,677		—		—		24,677
KoFC POSCO HANHWA KB shared growth Private Equity Fund		—		5,000		—		—		5,000
Subsidiaries
Kookmin Bank Int’l Ltd.(London)		67,396		—		—		—		67,396
Kookmin Bank Hong Kong Ltd.		105,643		—		—		—		105,643
Kookmin Bank Cambodia PLC.		10,375		8,047		—		—		18,422
Kookmin Bank(China) Ltd.		—		418,155		—		—		418,155

	￦	956,510	￦	607,759	￦	(16,805)	￦	(84,933)	￦	1,462,531

[1]	Soundness in the assets of Kazakhstan banks has been deteriorating due to depression of its domestic economy mainly driven by the global credit crunch. The Bank recognized impairment loss in investment of JSC Bank CenterCredit because the Bank judged the recovery of JSC Bank CenterCredit’s financial soundness to have been delayed and assessed the economic condition in Kazakhstan as not recovering in the near future.
[2]	Impairment recognized on reorganization proceedings filed on December 30, 2013.

102

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

14. Property and Equipment, and Investment Property

The details of property and equipment as of December 31, 2013 and 2012, are as follows:

	2013
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount

Land	￦	1,914,966	￦	—	￦	—	￦	1,914,966
Buildings		1,151,223		(328,701)		(2,117)		820,405
Leasehold improvements		541,439		(492,648)		—		48,791
Equipment and vehicles		1,429,651		(1,322,010)		—		107,641
Financial lease assets		66,641		(57,741)		—		8,900

	￦	5,103,920	￦	(2,201,100)	￦	(2,117)	￦	2,900,703

	2012
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount

Land	￦	1,933,325	￦	—	￦	(581)	￦	1,932,744
Buildings		1,143,131		(304,630)		(2,661)		835,840
Leasehold improvements		500,732		(452,703)		—		48,029
Equipment and vehicles		1,425,437		(1,318,725)		—		106,712
Construction in-progress		893		—		—		893
Financial lease assets		55,908		(46,141)		—		9,767

	￦	5,059,426	￦	(2,122,199)	￦	(3,242)	￦	2,933,985

103

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

The changes in property and equipment for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Beginning		Acquisition		Transfers[1]		Disposal		Depreciation		Others		Ending

Land	￦	1,932,744	￦	102	￦	(17,640)	￦	(167)	￦	—	￦	(73)	￦	1,914,966
Buildings		835,840		776		11,386		(219)		(27,136)		(242)		820,405
Leasehold improvements		48,029		9		32,718		(22)		(41,166)		9,223		48,791
Equipment and vehicles		106,712		74,265		—		(234)		(73,059)		(43)		107,641
Construction in-progress		893		51,268		(52,161)		—		—		—		—
Financial lease assets		9,767		10,734		—		—		(11,601)		—		8,900

	￦	2,933,985	￦	137,154	￦	(25,697)	￦	(642)	￦	(152,962)	￦	8,865	￦	2,900,703

(In millions of Korean won)	2012
	Beginning		Acquisition		Transfers[1]		Disposal		Depreciation		Others		Ending

Land	￦	1,941,159	￦	40	￦	(6,505)	￦	(1,878)	￦	—	￦	(72)	￦	1,932,744
Buildings		850,618		843		14,217		(2,667)		(26,927)		(244)		835,840
Leasehold improvements		51,926		793		31,537		(61)		(38,738)		2,572		48,029
Equipment and vehicles		144,926		59,215		—		(352)		(96,849)		(228)		106,712
Construction in-progress		1,074		49,646		(49,827)		—		—		—		893
Financial lease assets		10,061		12,152		—		—		(12,446)		—		9,767

	￦	2,999,764	￦	122,689	￦	(10,578)	￦	(4,958)	￦	(174,960)	￦	2,028	￦	2,933,985

[1]	Including transfers from investment property and assets held for sale.

The changes in accumulated impairment losses of property and equipment for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)
2013
Beginning	Impairment		Reversal		Others		Ending
￦ (3,242)	￦	—	￦	—	￦	1,125	￦ (2,117)

(In millions of Korean won)
2012
Beginning	Impairment		Reversal		Others		Ending
￦ (3,242)	￦	—	￦	—	￦	—	￦ (3,242)

104

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

The details of investment property as of December 31, 2013 and 2012, are as follows:

	2013
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Carrying amount

Land	￦	66,134	￦	—	￦	66,134
Buildings		30,448		(9,090)		21,358

	￦	96,582	￦	(9,090)	￦	87,492

	2012
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Carrying amount

Land	￦	70,046	￦	—	￦	70,046
Buildings		30,761		(8,603)		22,158

	￦	100,807	￦	(8,603)	￦	92,204

The valuation technique and input variables that are used to measure the fair value of investment property as of December 31, 2013, are as follows:

(In millions of Korean won)	2013
	Fair Value		Valuation technique	Inputs

Land and Buildings	￦	84,338	Cost model	• Price per square meter • Replacement cost

As of December 31, 2013 and 2012, fair values of the investment properties amount to ￦84,338 million and ￦87,130 million, respectively. The investment properties were measured by qualified independent appraisers with experience in valuing similar properties in the same area. In addition, per the fair value hierarchy on Note 6.1, the fair value hierarchy of all investment properties has been categorized and classified as Level 3.

Rental income from the above investment properties for the years ended December 31, 2013 and 2012, amounts to ￦674 million and ￦856 million, respectively.

105

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

The changes in investment property for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Beginning		Transfers		Depreciation		Ending

Land	￦	70,046	￦	(3,912)	￦	—	￦	66,134
Buildings		22,158		(74)		(726)		21,358

	￦	92,204	￦	(3,986)	￦	(726)	￦	87,492

(In millions of Korean won)	2012
	Beginning		Transfers		Depreciation		Ending

Land	￦	68,844	￦	1,202	￦	—	￦	70,046
Buildings		22,067		812		(721)		22,158

	￦	90,911	￦	2,014	￦	(721)	￦	92,204

Property and equipment insured as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)
		Insurance coverage				Insurance company
Type	Assets insured	2013		2012

General property insurance	Buildings[1]	￦	991,003	￦	1,100,860	Samsung Fire & Marine Insurance Co., Ltd. and others
	Leasehold improvements		106,363		105,518
	Equipment and vehicles and others		75,953		82,741

		￦	1,173,319	￦	1,289,119

[1]	Buildings include office buildings, investment properties and assets held for sale.

106

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

15. Intangible Assets

The details of intangible assets as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Goodwill	￦	65,288	￦	—	￦	—	￦	65,288
Other intangible assets		687,161		(532,248)		(5,492)		149,421

	￦	752,449	￦	(532,248)	￦	(5,492)	￦	214,709

(In millions of Korean won)	2012
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Goodwill	￦	65,288	￦	—	￦	—	￦	65,288
Other intangible assets		647,134		(452,150)		(4,801)		190,183

	￦	712,422	￦	(452,150)	￦	(4,801)	￦	255,471

The goodwill arose from the merger of Housing & Commercial Bank (“H&CB”), and there is no change in goodwill for the years ended December 31, 2013 and 2012.

The details of allocating goodwill to cash-generating units and related information for impairment testing as of December 31, 2013, are as follows:

(In millions of Korean won)
	Housing & Commercial Bank
	Retail Banking		Corporate Banking		Total

Carrying amounts	￦	49,315	￦	15,973	￦	65,288
Recoverable amount exceeded carrying amount		40,254		2,814,955		2,855,209
Discount rate (%)		13.3		13.0
Permanent growth rate (%)		3.0		3.0

Goodwill is allocated to cash-generating units that are expected to benefit from the synergies of the combination for impairment testing, and cash-generating units consist of an operating segment or units which are not larger than an operating segment. The Bank recognized the amount of ￦65,288 million related to goodwill acquired in the merger of Housing & Commercial Bank. Of those respective amounts, the amounts of ￦49,315 million and ￦15,973 million were allocated to the Retail Banking and Corporate Banking, respectively. Cash-generating units to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired, by comparing the carrying amount of the unit, including the goodwill, with the recoverable amount of the unit.

107

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

The recoverable amount of a cash-generating unit is measured at the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell is the amount obtainable from the sale in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. If it is difficult to measure the amount obtainable from the sale of the cash-generating unit, the Bank measures the fair value less costs to sell by reflecting the characteristics of the measured cash-generating unit. If it is not possible to obtain the reliable information to measure the fair value less costs to sell, the Bank uses the asset’s value in use as its recoverable amount. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit. The projections of the future cash flows are based on the most recent financial budget approved by management and generally cover a period of five years. The future cash flows after projection period are estimated on the assumption that the future cash flows will increase by 3.0% for Retail Banking and Corporate Banking every year. The key assumptions used for the estimation of the future cash flows are the market size and the Bank’s market share. The discount rate is a pre-tax rate that reflects assumptions regarding risk-free interest rate, market risk premium and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

The details of intangible assets, excluding goodwill, as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	￦	900	￦	(758)	￦	—	￦	142
Software		538,366		(460,774)		—		77,592
Other intangible assets		118,444		(49,321)		(5,492)		63,631
Finance leases assets		29,451		(21,395)		—		8,056

	￦	687,161	￦	(532,248)	￦	(5,492)	￦	149,421

(In millions of Korean won)	2012
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	￦	797	￦	(720)	￦	—	￦	77
Software		518,097		(391,276)		—		126,821
Other intangible assets		104,827		(43,830)		(4,801)		56,196
Finance leases assets		23,413		(16,324)		—		7,089

	￦	647,134	￦	(452,150)	￦	(4,801)	￦	190,183

108

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

The changes in intangible assets, excluding goodwill, for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)
	2013
	Beginning		Acquisition		Disposal		Amortization		Others		Ending
Industrial property rights	￦	77	￦	104	￦	—	￦	(39)	￦	—	￦	142
Software		126,821		20,269		—		(69,498)		—		77,592
Other intangible assets[1]		56,196		17,199		(2,981)		(6,051)		(732)		63,631
Finance leases assets		7,089		6,036		—		(5,069)		—		8,056

	￦	190,183	￦	43,608	￦	(2,981)	￦	(80,657)	￦	(732)	￦	149,421

(In millions of Korean won)
	2012
	Beginning		Acquisition		Disposal		Amortization		Others		Ending
Industrial property rights	￦	62	￦	40	￦	—	￦	(25)	￦	—	￦	77
Software		177,926		32,800		(2)		(83,903)		—		126,821
Other intangible assets[1]		55,947		9,056		(1,800)		(5,145)		(1,862)		56,196
Finance leases assets		8,416		4,353		—		(5,680)		—		7,089

	￦	242,351	￦	46,249	￦	(1,802)	￦	(94,753)	￦	(1,862)	￦	190,183

[1]	Membership rights of other intangible assets with indefinite useful lives recognized impairment losses because their recoverable amount is lower than their carrying amount.

The changes in accumulated impairment losses on intangible assets for the years ended December 31, 2013 and 2012, are as follows:

	2013
(In millions of Korean won)	Beginning	Impairment	Reversal		Others		Ending
Accumulated impairment losses on intangible assets	￦ (4,801)	￦ (723)	￦	24	￦	8	￦ (5,492)

	2012
(In millions of Korean won)	Beginning	Impairment	Reversal		Others		Ending
Accumulated impairment losses on intangible assets	￦ (3,489)	￦ (1,358)	￦	2	￦	44	￦ (4,801)

109

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

16. Deferred income tax assets and liabilities

The details of deferred income tax assets and liabilities as of December 31, 2013 and 2012, are as follows:

	2013
(In millions of Korean won)	Assets		Liabilities		Net amount

Other provisions	￦	78,295	￦	—	￦	78,295
Impairment losses on property and equipment		2,873		—		2,873
Interest on equity index-linked deposits		340		—		340
Share-based payments		8,241		—		8,241
Provisions for guarantees		50,461		—		50,461
Gains from valuation on derivatives		—		(13,196)		(13,196)
Present value discount		195		—		195
Gains from fair value hedged item		16,670		—		16,670
Accrued interest		—		(60,327)		(60,327)
Deferred loan origination fees and costs		—		(93,960)		(93,960)
Gains from revaluation		—		(273,806)		(273,806)
Investments in subsidiaries and associates		—		(22,345)		(22,345)
Others		413,437		(193,230)		220,207

		570,512		(656,864)		(86,352)
Offsetting of deferred income tax assets and liabilities		(570,512)		570,512		—

Total	￦	—	￦	(86,352)	￦	(86,352)

	2012
(In millions of Korean won)	Assets		Liabilities		Net amount

Other provisions	￦	76,775	￦	—	￦	76,775
Impairment losses on property and equipment		2,111		—		2,111
Interest on equity index-linked deposits		722		—		722
Share-based payments		6,044		—		6,044
Provisions for guarantees		50,396		—		50,396
Losses from valuation on derivatives		—		(36,789)		(36,789)
Present value discount		59		—		59
Gains from fair value hedged item		30,802		—		30,802
Accrued interest		—		(63,382)		(63,382)
Deferred loan origination fees and costs		—		(84,215)		(84,215)
Losses from revaluation		—		(274,170)		(274,170)
Investments in subsidiaries and associates		—		(22,345)		(22,345)
Others		331,316		(181,099)		150,217

		498,225		(662,000)		(163,775)
Offsetting of deferred income tax assets and liabilities		(498,225)		498,225		—

Total	￦	—	￦	(163,775)	￦	(163,775)

110

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

Unrecognized deferred income tax liabilities

No deferred income tax liabilities have been recognized for the taxable temporary difference of ￦17,771 million associated with investments in subsidiaries and others as of December 31, 2013, due to the following reasons:

•	The Bank is able to control the timing of the reversal of the temporary difference.

•	It is probable that the temporary difference will not be reversed in the foreseeable future.

No deferred income tax liabilities have been recognized for the taxable temporary difference of ￦65,288 million arising from the initial recognition of goodwill from merger of Housing and Commercial Bank as of December 31, 2013.

Unrecognized deferred income tax assets

No deferred income tax assets have been recognized for the deductible temporary difference of ￦707,417 million associated with investments in subsidiaries and associates as of December 31, 2013, because it is not probable that the temporary differences will be reversed in the foreseeable future.

No deferred income tax assets have been recognized for deductible temporary differences of ￦250 million, ￦80,204 million and ￦13,376 million associated other provisions, loss on SPE repurchase and others, respectively, as of December 31, 2013, due to the uncertainty that these will be realized in the future.

111

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

The changes in cumulative temporary differences for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Beginning		Decrease		Increase		Ending

Deductible temporary differences
Gains (losses) from fair value hedge	￦	127,281	￦	127,281	￦	68,884	￦	68,884
Other provisions		318,070		318,070		323,781		323,781
Impairment losses on property and equipment		8,723		8,723		11,873		11,873
Interest on equity index-linked deposits		2,985		2,985		1,407		1,407
Share-based payments		24,986		24,986		34,053		34,053
Provisions for guarantees		208,247		208,247		208,517		208,517
Present value discount		245		245		804		804
Loss on SPE repurchase		80,204		—		—		80,204
Investment in subsidiaries and associates		463,398		—		244,019		707,417
Others		1,375,936		605,644		951,503		1,721,795

		2,610,075	￦	1,296,181	￦	1,844,841		3,158,735

Unrecognized deferred income tax assets:
Share-based payments		10						—
Other provisions		817						250
Loss on SPE repurchase		80,204						80,204
Investment in subsidiaries and associates		463,398						707,417
Others		6,870						13,376

	￦	2,058,776					￦	2,357,488

Tax rate (%)		24.2						24.2

Total deferred income tax assets from deductible temporary differences	￦	498,225					￦	570,512

112

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

(In millions of Korean won)	2013
	Beginning		Decrease		Increase		Ending

Taxable temporary differences
Accrued interest	￦	(261,908)	￦	(216,665)	￦	(204,043)	￦	(249,286)
Deferred loan origination fees and costs		(347,996)		(347,996)		(388,266)		(388,266)
Gains (losses) from valuation on derivatives		(152,020)		(152,020)		(54,531)		(54,531)
Goodwill from merger		(65,288)		—		—		(65,288)
Gains from revaluation		(1,132,933)		(1,504)		—		(1,131,429)
Investment in subsidiaries and associates		(110,103)		—		—		(110,103)
Others		(748,345)		(167,704)		(217,828)		(798,469)

		(2,818,593)	￦	(885,889)	￦	(864,668)		(2,797,372)

Unrecognized deferred income tax liabilities:
Goodwill from merger		(65,288)						(65,288)
Investments in subsidiaries and associates		(17,771)						(17,771)

	￦	(2,735,534)					￦	(2,714,313)

Tax rate (%)		24.2						24.2

Total deferred income tax liabilities from deductible temporary differences	￦	(662,000)					￦	(656,864)

113

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

(In millions of Korean won)	2012
	Beginning		Decrease		Increase		Ending

Deductible temporary differences
Losses (gains) from fair value hedge	￦	109,596	￦	109,596	￦	127,281	￦	127,281
Other provisions		294,862		294,862		318,070		318,070
Impairment losses on property and equipment		12,666		12,666		8,723		8,723
Interest on equity index-linked deposits		7,378		7,378		2,985		2,985
Share-based payments		19,138		19,138		24,986		24,986
Provisions for guarantees		310,950		310,950		208,247		208,247
Present value discount		303		303		245		245
Loss on SPE repurchase		80,204		—		—		80,204
Investment in subsidiaries and associates		380,228		—		83,170		463,398
Others		1,264,449		863,768		975,255		1,375,936

		2,479,774	￦	1,618,661	￦	1,748,962		2,610,075

Unrecognized deferred income tax assets:
Share-based payments		2,546						10
Other provisions		365						817
Loss on SPE repurchase		80,204						80,204
Investment in subsidiaries and associates		380,228						463,398
Others		5,224						6,870

	￦	2,011,207					￦	2,058,776

Tax rate (%)		24.2						24.2

Total deferred income tax assets from deductible temporary differences	￦	486,712					￦	498,225

114

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

(In millions of Korean won)	2012
	Beginning		Decrease		Increase		Ending

Taxable temporary differences
Accrued interest	￦	(325,170)	￦	(284,430)	￦	(221,168)	￦	(261,908)
Deferred loan origination fees and costs		(400,199)		(400,199)		(347,996)		(347,996)
Gains (losses) from valuation on derivatives		(452,179)		(452,179)		(152,020)		(152,020)
Goodwill from merger		(65,288)		—		—		(65,288)
Gains from revaluation		(1,133,280)		(347)		—		(1,132,933)
Investment in subsidiaries and associates		(110,103)		—		—		(110,103)
Others		(726,154)		(285,540)		(307,731)		(748,345)

		(3,212,373)	￦	(1,422,695)	￦	(1,028,915)		(2,818,593)

Unrecognized deferred income tax liabilities:
Goodwill from merger		(65,288)						(65,288)
Investments in subsidiaries and associates		(17,771)						(17,771)

	￦	(3,129,314)					￦	(2,735,534)

Tax rate (%)		24.2						24.2

Total deferred income tax liabilities from deductible temporary differences	￦	(757,294)					￦	(662,000)

115

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

17. Other Assets

The details of other assets as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Other financial assets
Other receivables	￦	4,163,595	￦	3,984,665
Accrued income		771,244		855,820
Guarantee deposits		1,332,835		1,315,855
Domestic exchange settlement debits		723,886		2,222,162
Others		19,089		23,960
Allowances for loan losses		(533,699)		(527,924)
Present value discount		(633)		(563)

		6,476,317		7,873,975

Other non-financial assets
Other receivables		44		34,549
Prepaid expenses		218,658		194,315
Guarantee deposits		3,636		3,722
Others		66,851		65,046
Allowances on other assets		(16,146)		(7,820)

		273,043		289,812

	￦	6,749,360	￦	8,163,787

The changes in allowances for loan losses on other assets for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Other financial assets	Other non- financial assets	Total
Beginning	527,924	7,820	535,744
Written-off	(5,480)	(6,715)	(12,195)
Provision	11,255	15,041	26,296

Ending	533,699	16,146	549,845

(In millions of Korean won)	2012
	Other financial assets	Other non- financial assets	Total
Beginning	290,208	7,980	298,188
Written-off	(30,044)	(4,187)	(34,231)
Provision	49,446	4,027	53,473
Others	218,314	—	218,314

Ending	527,924	7,820	535,744

116

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

18. Assets held for sale

Fair value measurement of assets held for sale

The details of assets held for sale as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
Land	￦	21,380	￦	(5,109)	￦	16,271	￦	16,271
Buildings		9,634		(4,978)		4,656		4,656

	￦	31,014	￦	(10,087)	￦	20,927	￦	20,927

(In millions of Korean won)	2012
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
Land	￦	5,287	￦	(2,613)	￦	2,674	￦	2,674
Buildings		5,741		(3,146)		2,595		2,595

	￦	11,028	￦	(5,759)	￦	5,269	￦	5,269

[1]	Acquisition cost of buildings held for sale is net of accumulated depreciation.

The valuation technique and input variables that are used to measure the fair value of assets held for sale as of December 31, 2013, are as follows:

(In millions of Korean won)	2013
	Fair value		Valuation technique[1]	Unobservable inputs[2]	Range of unobservable inputs(%)	Effect of unobservable inputs on fair value
Land and buildings	￦	20,927	Market comparison approach model	Adjustment index	-2.98 ~ 2.72	Fair value increases as the adjustment index rises
				Adjustment ratio	-20 ~ 0	Fair value decreases as the absolute value of adjustment ratio rises

[1]	The Bank adjusted the appraisal value by the adjustment ratio in the event the public sale is unsuccessful.
[2]	Adjustment index is calculated using the real estate index or the producer price index, or land price volatility.

117

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

The fair values of assets held for sale were measured by qualified independent appraisers with experience in valuing similar properties in the same area. In addition, per the fair value hierarchy on Note 6.1, the fair value hierarchy of all investment properties has been categorized and classified as Level 3.

The changes in accumulated impairment losses of assets held for sale for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)
2013
Beginning	Provision	Reversal		Others		Ending
￦ (5,759)	￦ (9,044)	￦	—	￦	4,716	￦ (10,087)

(In millions of Korean won)
2012
Beginning	Provision	Reversal		Others		Ending
￦ (6,247)	￦ (5,708)	￦	—	￦	6,196	￦ (5,759)

As of December 31, 2013, assets held for sale consist of ten real estates of closed offices and one real estate acquired through execution of security right, which the management of the Bank was committed to a plan to sell, but not sold by December 31, 2013. As of December 31, 2013, three assets out of above assets held for sale are under negotiation for sale and the remaining eight assets are also being actively marketed.

19. Deposits

Deposits as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Deposits	￦	198,761,452	￦	195,339,219
Deferred financing costs		—		(3)

	￦	198,761,452	￦	195,339,216

118

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

The details of deposits as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Demand deposits in Korean won
Checking deposits	￦	322,389	￦	267,229
Household checking deposits		467,229		434,814
Special deposits		2,705,713		3,093,289
Ordinary deposits		24,576,266		21,496,153
Public fund deposits		75,127		68,600
Treasury deposits		5,148		5,256
General savings deposits		28,077,274		24,668,545
Corporate savings deposits		12,126,772		12,009,629
Nonresident’s deposit in Korean won		67,468		61,255
Nonresident’s free deposit in Korean won		15,002		17,995
Other demand deposits		28,008		—

		68,466,396		62,122,765

Demand deposits in foreign currencies
Checking deposits		256,374		96,034
Ordinary deposits		2,430,998		1,787,642
Special deposits		5,127		746
Others		52,765		—

		2,745,264		1,884,422

		71,211,660		64,007,187

Time deposits in Korean won
Time deposits		108,145,343		114,399,836
Installment savings deposits		11,069,012		7,079,286
Good-sum formation savings		422,486		319
Nonresident’s deposit in Korean won		151,853		192,945
Long-term savings deposits for workers		1,543		1,692
Nonresident’s free deposit in Korean won		41,085		76,835
Long-term housing savings deposits		2,055,708		3,076,863
Long-term savings for households		190		206
Preferential savings deposits for workers		244		323
Mutual installment deposits		1,478,473		1,143,424
Mutual installment for housing		853,392		1,005,752

		124,219,329		126,977,481

Time deposits in foreign currencies
Time deposits		1,705,643		2,594,485
Installment savings deposits		520		492
Others		21		7,507

		1,706,184		2,602,484

		125,925,513		129,579,965

Certificates of deposits		1,624,279		1,752,067

Total deposits	￦	198,761,452	￦	195,339,219

119

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

20. Debts

The details of debts as of December 31, 2013 and 2012, consist of:

(In millions of Korean won)	2013		2012
Borrowings	￦	10,870,195	￦	11,503,663
Bonds sold under repurchase agreements and others		253,149		789,622
Call money		2,461,210		2,536,064

	￦	13,584,554	￦	14,829,349

The details of borrowings as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)		Lender	Annual interest rate (%)	2013		2012
Borrowings in Korean won	Borrowings from the Bank of Korea	Bank of Korea	0.50 ~ 1.00	￦	557,998	￦	781,787

	Borrowings from the government	KEMCO and others	0.00 ~ 5.00		626,593		626,059

	Borrowings from banking institutions	Industrial Bank of Korea	2.12 ~ 2.42		1,877		3,398
	Borrowings from non banking financial institutions	Korea Development Bank	1.17 ~ 2.70		142,511		138,491
	Other borrowings	Korea Finance Corporation and others	0.00 ~ 5.30		3,331,261		2,880,848

					4,660,240		4,430,583

Borrowings in foreign currencies	Due to banks	Deutsche Bank Trust Company America and others	—		156,349		42,705
	Borrowings from banking institutions	Sumitomo Mitsui Banking Corp. and others	0.27 ~ 1.74		3,551,519		3,867,572
	Borrowings from other financial institutions	Korea Finance Corporation	1.01 ~ 1.38		3,166		5,195
	Other borrowings	JP Morgan Chase Bank N.A. and others	—		2,498,921		3,157,608

					6,209,955		7,073,080

				￦	10,870,195	￦	11,503,663

120

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

The details of bonds sold under repurchase agreements and others as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)
	Lenders	Annual interest rate (%)	2013		2012

Bonds sold under repurchase agreements	Individuals, groups, corporations	0.74 ~ 3.69	￦	175,679	￦	698,939
Bills sold	Counter sale	1.60 ~ 2.70		77,470		90,683

			￦	253,149	￦	789,622

The details of call money as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)
	Lenders	Annual interest rate (%)	2013		2012

Call money in Korean won	Woori Bank and others	2.32 ~ 2.47	￦	1,569,400	￦	2,018,100
Call money in foreign currencies	Centralbank Uzbekistan and others	0.17 ~ 5.20		891,810		517,964

			￦	2,461,210	￦	2,536,064

Call money and borrowings from financial institutions as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Bank of Korea		Other Banks		Others		Total

Call money	￦	1,001	￦	1,783,810	￦	676,399	￦	2,461,210
Borrowings		557,998		5,894,641		459,702		6,912,341

	￦	558,999	￦	7,678,451	￦	1,136,101	￦	9,373,551

(In millions of Korean won)	2012
	Bank of Korea		Other Banks		Others		Total

Call money	￦	—	￦	1,370,964	￦	1,165,100	￦	2,536,064
Borrowings		781,787		6,742,033		472,936		7,996,756

	￦	781,787	￦	8,112,997	￦	1,638,036	￦	10,532,820

121

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

21. Debentures

The details of debentures as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	Annual interest rate (%)	2013		2012

Debentures in Korean won
Hybrid capital instrument	—	￦	—	￦	100,000
Structured debentures	0.40 ~ 8.62		1,499,238		1,699,238
Subordinated fixed rate debentures in Korean won	3.08 ~ 7.70		8,648,474		7,896,780
Fixed rate debentures in Korean won	2.62 ~ 4.09		2,941,142		3,227,425

			13,088,854		12,923,443

Fair value adjustments on fair value hedged financial debentures in Korean won
Fair value adjustments on valuation of fair value hedged items (current period portion)			(31,577)		36,417
Fair value adjustments on valuation of fair value hedged items (prior year portion)			81,369		52,572

			49,792		88,989

Discount or premium on debentures in Korean won
Discount on debentures			(8,547)		(9,176)

			13,130,099		13,003,256

Debentures in foreign currencies
Floating rate debentures	1.11 ~ 1.64		633,708		188,785
Fixed rate debentures	0.40 ~ 7.25		2,335,059		2,553,814

			2,968,767		2,742,599

Fair value adjustments on fair value hedged debentures in foreign currencies
Fair value adjustments on valuation of fair value hedged items (current period portion)			(42,195)		(68,212)
Fair value adjustments on valuation of fair value hedged items (prior year portion)			(130,011)		(69,061)

			(172,206)		(137,273)

Discount or premium on debentures in foreign currencies
Discount on debentures			(9,822)		(12,912)

			2,786,739		2,592,414

		￦	15,916,838	￦	15,595,670

122

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

The changes in debentures based on face value for the year ended December 31, 2013, are as follows:

	2013
(In millions of Korean won)	Beginning		Issues		Repayments		Others		Ending

Debentures in Korean won
Hybrid capital instrument	￦	100,000	￦	—	￦	(100,000)	￦	—	￦	—
Structured debentures		1,699,238		100,000		(300,000)		—		1,499,238
Subordinated fixed rate debentures in Korean won		7,896,780		1,000,000		(248,306)		—		8,648,474
Fixed rate debentures in Korean won		3,227,425		1,300,000		(1,586,283)		—		2,941,142

		12,923,443		2,400,000		(2,234,589)		—		13,088,854

Debentures in foreign currencies
Floating rate debentures		188,785		537,850		(105,724)		12,797		633,708
Fixed rate debentures		2,553,814		657,465		(772,364)		(103,856)		2,335,059

		2,742,599		1,195,315		(878,088)		(91,059)		2,968,767

	￦	15,666,042	￦	3,595,315	￦	(3,112,677)	￦	(91,059)	￦	16,057,621

The changes in debentures based on face value for the year ended December 31, 2012, are as follows:

	2012
(In millions of Korean won)	Beginning		Issues		Repayments		Others		Ending

Debentures in Korean won
Hybrid capital instrument	￦	100,000	￦	—	￦	—	￦	—	￦	100,000
Structured debentures		3,424,238		310,000		(2,035,000)		—		1,699,238
Subordinated fixed rate debentures in Korean won		7,995,571		1,800,000		(1,898,791)		—		7,896,780
Fixed rate debentures in Korean won		3,411,612		2,610,000		(2,794,187)		—		3,227,425
Floating rate debentures in Korean won		340,000		—		(340,000)		—		—

		15,271,421		4,720,000		(7,067,978)		—		12,923,443

Debentures in foreign currencies
Floating rate debentures		628,447		198,478		(605,333)		(32,807)		188,785
Fixed rate debentures		2,705,167		1,034,162		(1,042,992)		(142,523)		2,553,814

		3,333,614		1,232,640		(1,648,325)		(175,330)		2,742,599

	￦	18,605,035	￦	5,952,640	￦	(8,716,303)	￦	(175,330)	￦	15,666,042

123

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

22. Provisions

The details of provisions as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Provisions for unused loan commitments	￦	140,145	￦	147,243
Provisions for acceptances and guarantees		208,517		208,247
Provisions for asset retirement obligation		67,995		58,701
Other		122,635		122,647

	￦	539,292	￦	536,838

Provisions for unused loan commitments as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Commitments outstanding		Provision		Ratio (%)
Corporate loan commitments	￦	43,095,606	￦	102,024	0.24
Retail loan commitments		13,922,285		38,121	0.27

	￦	57,017,891	￦	140,145	0.25

(In millions of Korean won)	2012
	Commitments outstanding		Provision		Ratio (%)
Corporate loan commitments	￦	41,325,939	￦	106,080	0.26
Retail loan commitments		14,323,526		41,163	0.29

	￦	55,649,465	￦	147,243	0.26

124

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

Provisions for acceptances and guarantees as of December 31, 2013 and 2012, are as follows:

(in millions of Korean won)	2013
	Acceptances and guarantees		Provision		Ratio (%)
Confirmed acceptances and guarantees in Korean won	￦	1,231,551	￦	42,596	3.46
Confirmed acceptances and guarantees in foreign currencies		4,526,862		95,720	2.11
Unconfirmed acceptances and guarantees		4,028,251		70,201	1.74

	￦	9,786,664	￦	208,517	2.13

(in millions of Korean won)	2012
	Acceptances and guarantees		Provision		Ratio (%)
Confirmed acceptances and guarantees in Korean won	￦	1,564,111	￦	33,547	2.14
Confirmed acceptances and guarantees in foreign currencies		3,569,307		75,525	2.12
Unconfirmed acceptances and guarantees		4,232,681		99,175	2.34

	￦	9,366,099	￦	208,247	2.22

125

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

The changes in provisions for unused loan commitments, acceptances and guarantees for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Provisions for acceptances and guarantees		Provisions for unused loan commitments		Total

Beginning	￦	147,243	￦	208,247	￦	355,490
Effects of changes in foreign exchange rate		(166)		(945)		(1,111)
Provision (Reversal)		(6,932)		1,215		(5,717)

Ending	￦	140,145	￦	208,517	￦	348,662

(In millions of Korean won)	2012
	Provisions for acceptances and guarantees		Provisions for unused loan commitments		Total

Beginning	￦	146,873	￦	310,950	￦	457,823
Effects of changes in foreign exchange rate		(769)		(10,199)		(10,968)
Provision (Reversal)		1,153		(68,434)		(67,281)
Others		(14)		(24,070)		(24,084)

Ending	￦	147,243	￦	208,247	￦	355,490

126

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

The changes in provisions for asset retirement obligation for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Beginning	￦	58,701	￦	55,632
Provision		3,184		2,394
Used		(1,836)		(1,246)
Unwinding of discount		1,994		2,354
Effects of changes in discount rate		5,952		(433)

Ending	￦	67,995	￦	58,701

Provisions for asset retirement obligations are present value of estimated costs to be incurred for restoration of the leased properties. Actual expenses are expected to be incurred at the end of each lease contract. Three-year historical data of expired leases were used to estimate the average lease year. Also, the average restoration expense based on actual three-year historical data and the three-year historical average inflation rate were used to estimate the present value of estimated costs.

The details of other provisions as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Provisions for membership rewards program	￦	69	￦	151
Dormant accounts		16,838		16,028
Provisions for litigations		3,257		2,977
Provisions for financial guarantee contracts		2,699		7,383
Others		99,772		96,108

	￦	122,635	￦	122,647

127

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

The changes in other provisions for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)
	2013
	Membership rewards program		Dormant accounts		Litigations		Financial guarantee liability		Others		Total

Beginning	￦	151	￦	16,028	￦	2,977	￦	7,383	￦	96,108	￦	122,647
Provision (Reversal)		160		10,595		786		(4,684)		24,310		31,167
Used and Others		(242)		(9,785)		(506)		—		(20,646)		(31,179)

Ending	￦	69	￦	16,838	￦	3,257	￦	2,699	￦	99,772	￦	122,635

(In millions of Korean won)
	2012
	Membership rewards program		Dormant accounts		Litigations		Financial guarantee liability		Others		Total

Beginning	￦	250	￦	11,292	￦	5,489	￦	7,959	￦	79,930	￦	104,920
Provision (Reversal)		255		13,998		1,287		(576)		14,698		29,662
Used and Others		(354)		(9,262)		(3,799)		—		1,480		(11,935)

Ending	￦	151	￦	16,028	￦	2,977	￦	7,383	￦	96,108	￦	122,647

23. Net defined benefit liabilities

Defined benefit plan

The Bank operates defined benefit plans which have the following characteristics:

•	The Bank has the obligation to pay the agreed benefits to all its current and former employees.

•	Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Bank.

The net defined benefit liability recognized in the statements of financial position is calculated by independent actuaries in accordance with actuarial valuation methods.

The defined benefit obligation is calculated using the Projected Unit Credit method (the ‘PUC’). Data used in the PUC such as interest rates, future salary increase rate, mortality rate and consumer price index are based on observable market data and historical data are updated annually.

128

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

Actuarial assumptions may differ from actual results, due to changes in the market, economic trends and mortality trends which may impact net defined benefit liabilities and future payments. Actuarial gains and losses arising from changes in actuarial assumptions are recognized in the year incurred through other comprehensive income.

The changes in the net defined benefit liabilities (assets) for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	￦	878,274	￦	(805,237)	￦	73,037
Current service cost		156,070		—		156,070
Interest cost(income)		31,030		(28,455)		2,575
Gain or loss on settlement		(4,244)		—		(4,244)
Remeasurements:
-Actuarial gain arising from changes in demographic assumptions		710		—		710
-Actuarial gain arising from changes in financial assumptions		(62,580)		—		(62,580)
-Actuarial loss arising from experience adjustment		6,109		—		6,109
-Return on plan assets (excluding amounts included in interest income)		—		952		952
Contributions		—		(116,803)		(116,803)
Payments from plans (settlement)		(65,493)		65,212		(281)
Payments from plans (benefit payments)		(30,355)		30,355		—
Payments from the Bank		(3,715)		—		(3,715)
Transfer in		1,354		(1,354)		—
Transfer out		(1,093)		856		(237)
Exchange difference on foreign currency plans		(95)		—		(95)

Ending	￦	905,972	￦	(854,474)	￦	51,498

129

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

(In millions of Korean won)	2012
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	￦	678,753	￦	(563,326)	￦	115,427
Current service cost		140,977		—		140,977
Interest cost(income)		29,092		(24,179)		4,913
Past service cost		12,675		—		12,675
Remeasurements:
-Actuarial gain arising from changes in demographic assumptions		(30,599)		—		(30,599)
-Actuarial loss arising from changes in financial assumptions		48,429		—		48,429
-Actuarial loss arising from experience adjustment		22,129		—		22,129
-Return on plan assets (excluding amounts included in interest income)		—		(1,353)		(1,353)
Contributions		—		(232,800)		(232,800)
Payments from plans (benefit payments)		(15,365)		15,365		—
Payments from the Bank		(6,420)		—		(6,420)
Transfer in		424		(392)		32
Transfer out		(1,738)		1,448		(290)
Exchange difference on foreign currency plans		(83)		—		(83)

Ending	￦	878,274	￦	(805,237)	￦	73,037

130

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

The details of the net defined benefit liabilities as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Present value of defined benefit obligation	￦	905,972	￦	878,274
Fair value of plan assets		(854,474)		(805,237)

Net defined benefit liabilities	￦	51,498	￦	73,037

The details of post-employment benefits recognized in profit or loss as employee compensation and benefits for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Current service cost	￦	156,070	￦	140,977
Interest expenses of net defined benefit liabilities		2,575		4,913
Past service cost		—		12,675
Gain or loss on settlement		(4,244)		—

Total	￦	154,401	￦	158,565

131

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

Remeasurements of net defined benefit liabilities recognized as other comprehensive income for the years ended December 31, 2013 and 2012, are as follows:

(in millions of Korean won)	2013		2012
Remeasurements:
-Actuarial loss(gain) arising from changes in demographic assumptions	￦	(710)	￦	30,599
-Actuarial gain(loss) loss arising from changes in financial assumptions		62,580		(48,429)
-Actuarial loss arising from experience adjustment		(6,109)		(22,129)
-Return on plan assets (excluding amounts included in interest income)		(952)		1,353
Income tax effects		(13,264)		9,343
Remeasurements after income tax	￦	41,545	￦	(29,263)

The details of fair value of plan assets as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Assets quoted in an active market		Assets not quoted in an active market		Total
Time deposits	￦	—	￦	849,336	￦	849,336
Repurchase agreements		—		5,138		5,138

	￦	—	￦	854,474	￦	854,474

(In millions of Korean won)	2012
	Assets quoted in an active market		Assets not quoted in an active market		Total
Time deposits	￦	—	￦	805,237	￦	805,237

Key actuarial assumptions used as of December 31, 2013 and 2012, are as follows:

	Ratio (%)
	2013	2012
Discount rate (%)	4.00	3.55
Salary increase rate (%)	2.50 ~ 4.55	2.50 ~ 4.55
Turnover (%)	0.70	0.70

Mortality assumptions are based on the 7th experience-based mortality table of Korea Insurance Development Institute of 2012.

132

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

The sensitivity of the defined benefit obligation to changes in the principal assumptions as of December 31, 2013, is as follows:

(In millions of Korean won)		Effect on defined benefit obligation
	Changes in principal assumption	Decrease in principal assumption	Increase in principal assumption
Discount rate (%)	0.5%	4.95% decrease	5.33% increase
Salary increase rate (%)	0.5%	4.96% increase	4.66% decrease
Turnover (%)	0.5%	0.22% decrease	0.23% increase

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions using the same method, the projected unit credit method, is applied when calculating the defined benefit obligations recognized within the statement of financial position.

Expected maturity analysis of undiscounted pension benefits as of December 31, 2013, is as follows:

(in millions of Korean won)	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Between 5 and 10 years	Over 10 years	Total
Pension benefits	18,062	53,668	234,998	734,834	3,069,734	￦	4,111,296

The weighted average duration of the defined benefit obligations is 9.8 years.

Expected contributions to plan assets for periods post December 31, 2013, is estimated to be approximately ￦150,000 million.

133

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

24. Other liabilities

The details of other liabilities as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Other financial liabilities
Other payables	￦	2,321,937	￦	2,043,551
Prepaid card and debit cards		1,928		2,373
Accrued expenses		3,598,182		4,063,819
Financial guarantee liabilities		11,944		8,174
Deposits for letter of guarantees and others		138,309		148,103
Domestic exchange settlement credits		986,432		151,091
Foreign exchanges settlement credits		83,237		52,456
Borrowings from other business accounts		7,911		34,367
Payable to trust accounts		2,629,480		2,115,904
Liability incurred from agency relationship		532,157		499,249
Account for agency businesses		384,941		402,290
Others		10,568		21,161

		10,707,026		9,542,538

Other non-financial liabilities
Other payables		145,696		213,657
Unearned revenue		40,382		51,859
Accrued expenses		142,463		139,132
Withholding taxes		105,783		113,251
Others		64,656		19,486

		498,980		537,385

	￦	11,206,006	￦	10,079,923

134

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

25. Equity

25.1 Capital Stock

The details of outstanding shares of the Bank as of December 31, 2013 and 2012, are as follows:

	Ordinary shares
	2013		2012
Number of shares authorized		1,000,000,000		1,000,000,000
Par value per share	￦	5,000	￦	5,000
Number of shares		404,379,116		404,379,116
Capital stock[1]	￦	2,021,896	￦	2,021,896

[1]	In millions of Korean won.

25.2 Capital surplus

The details of capital surplus as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012

Paid-in capital in excess of par value	￦	4,604,417	￦	4,604,417
Gain on business combination		397,669		397,669
Revaluation increment		177,229		177,229
Other capital surplus		40,716		40,716

	￦	5,220,031	￦	5,220,031

The gain on business combination is a gain from a bargain purchase from the merger with Korea Long Term Credit Bank on December 31, 1998, in accordance with previous Korean GAAP.

25.3 Accumulated other comprehensive income

The details of accumulated other comprehensive income as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Remeasurements of net defined benefit liabilities	￦	(4,085)	￦	(45,630)
Currency translation differences		4,838		939
Gain on valuation of available-for-sale financial assets		542,390		568,018
Gain on valuation of held-to-maturity financial assets		3		8

	￦	543,146	￦	523,335

135

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

25.4 Retained earnings

Retained earnings as of December 31, 2013 and 2012, consist of:

(In millions of Korean won)	2013		2012
Legal reserves	￦	1,909,272	￦	1,778,018
Regulatory reserve for credit losses		1,573,744		1,529,975
Voluntary reserves		8,301,503		7,459,009
Retained earnings before appropriation		915,738		1,337,826

	￦	12,700,257	￦	12,104,828

With respect to the allocation of net profit earned in a fiscal term, the Bank must set aside in its legal reserve an amount equal to at least 10% of its net income after tax as reported in the separate statement of comprehensive income each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its paid-in capital in accordance with Article 40 of the Banking Act. The reserves can only be transferred to capital stock or be used to reduce deficit. With respect to the Bank’s branches overseas, a portion of the branch’s net income is appropriated into legal reserves, in line with the financial legislation of the country where the overseas branch is located.

136

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

The appropriation of retained earnings for the years ended December 31, 2013 and 2012, (Dates of appropriation: March 27, 2014 and March 21, 2013 for the years ended December 31, 2013 and 2012, respectively) is follows

(In millions of Korean won)	2013				2012
Retained earnings before appropriation
Unappropriated retained earnings carried forward from prior year	￦	38,270			￦	51
Effect of amendment to accounting standards		—				16,367
Net income		877,468	￦	915,738		1,321,408	￦	1,337,826

Transfers such as voluntary reserves
Reserve for research and manpower development		7,652				15,000
Revaluation of property and equipment		1,322		8,974		1,807		16,807

Appropriation
Legal reserve		87,800				130,000
Voluntary reserves		575,200				859,300
Reserve for research and manpower development		6,900				—
Reserve for loss on electronic financial transaction		2,000				—
Regulatory reserve for credit losses		93,989				43,769
Cash dividends (dividends per share(%) 2013 : ￦ 392 (7.84%) 2012 : ￦ 697 (13.95%) )		158,517				282,039
Other reserve		217		924,623		1,255		1,316,363

Unappropriated retained earnings carried forward to subsequent year			￦	89			￦	38,270

Regulatory Reserve for Credit Losses

Measurement and Disclosure of Regulatory Reserve for Credit Losses are required in accordance with Article 29.1 through 29.2 of Regulation on supervision of Banking Business.

The details of the regulatory reserve for credit losses as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Beginning	￦	1,573,744	￦	1,529,975
Amounts estimated to be appropriated		93,989		43,769

Ending	￦	1,667,733	￦	1,573,744

137

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

The adjustments to the regulatory reserve for credit losses for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Provision of regulatory reserve for credit losses	￦	93,989	￦	43,769
Adjusted profit after provision of regulatory reserve for credit losses[1]		783,479		1,277,639

[1]	Adjusted profit after provision of regulatory reserve for credit losses is not accordance with K-IFRS and calculated on the assumption that provision(reversal) of regulatory reserve for credit losses before income tax is adjusted to the profit.

26. Interest income and expense

The details of interest income and expense for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Interest income
Due from financial institutions	￦	95,813	￦	103,005
Loans		9,198,861		10,924,158
Financial investments
Available-for-sale financial assets		578,031		674,078
Held-to-maturity financial assets		505,038		570,487
Others		139,762		156,718

		10,517,505		12,428,446

Interest expense
Deposits		4,180,518		5,289,351
Debts		253,075		330,167
Debentures		816,512		880,885
Others		78,889		68,774

		5,328,994		6,569,177

Net interest income	￦	5,188,511	￦	5,859,269

Interest income recognized on impaired loans is ￦106,306 million (2012: ￦117,022 million) for the year ended December 31, 2013. Interest income recognized on impaired financial investments is ￦4 million (2012: ￦8 million) for the year ended December 31, 2013.

138

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

27. Fee and Commission income and expense

The details of fee and commission income, and fee and commission expense for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Fee and commission income
Banking activity fees	￦	171,582	￦	171,605
Lending activity fees		90,243		89,553
Agent activity fees		411,498		550,239
Trust and other fiduciary fees		153,383		159,065
Guarantee fees		34,152		33,586
Credit card related fees and commissions		1,809		2,375
Foreign currency related fees		92,421		100,323
Security activity commissions		174,179		171,993
Other business account commission on consignment		29,799		30,354
Debit card related fees and commissions		572		712
Others		129,796		146,485

		1,289,434		1,456,290

Fee and commission expense
Trading activity related fees[1]		9,314		14,944
Lending activity fees		19,535		21,647
Credit card related fees and commissions		1,301		1,447
Contributions to external institutions		17,454		17,329
Outsourcing related fees		55,241		61,374
Foreign currency related fees		11,338		10,986
Management fees of written-off loans		11,889		10,443
Others		45,481		41,400

		171,553		179,570

Net fee and commission income	￦	1,117,881	￦	1,276,720

[1]	The fees from financial assets/liabilities at fair value through profit or loss.

139

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

28.	Net gains or losses from financial assets/liabilities at fair value through profit or loss

Net gains or losses from financial assets/liabilities at fair value through profit or loss held for trading includes interest income, dividend income, gains or losses arising from changes in the fair values, sales and redemptions. The details for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012

Gains from financial instruments held for trading
Financial assets held for trading
Debt securities	￦	60,188	￦	101,291
Equity securities		27,590		29,489

		87,778		130,780

Derivatives held for trading
Interest rate		1,024,050		899,175
Currency		2,482,127		2,699,142
Stock or stock index		49,267		62,656
Other		2,247		3,411

		3,557,691		3,664,384

Financial liabilities held for trading		14		—

Other financial instruments		69		48

		3,645,552		3,795,212

Losses from financial instruments held for trading
Financial assets held for trading
Debt securities		20,037		17,398
Equity securities		27,308		24,696

		47,345		42,094

Derivatives held for trading
Interest rate		1,016,211		920,520
Currency		1,965,039		2,242,083
Stock or stock index		65,177		66,474
Other		2,212		2,432

		3,048,639		3,231,509

Financial liabilities held for trading		17		186

Other financial instruments		29		35

		3,096,030		3,273,824

Net gain or loss from financial instruments held for trading	￦	549,522	￦	521,388

140

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

29. Other operating income and expenses

The details of other operating income and expenses for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012

Other operating income
Revenue related to available-for-sale financial assets
Gains on redemption of available-for-sale financial assets	￦	519	￦	298
Gains on sale of available-for-sale financial assets		263,891		137,011

		264,410		137,309

Gains on foreign exchange transactions		1,366,527		1,060,687
Dividend income		61,241		61,136
Others		161,369		197,762

		1,853,547		1,456,894

Other operating expenses
Expense related to available-for-sale financial assets
Losses on sale of available-for-sale financial assets		15,391		6,219
Impairment on available-for-sale financial assets		155,195		262,751

		170,586		268,970

Impairment on held-to-maturity financial assets		5		154
Losses on foreign exchanges transactions		1,656,396		1,408,222
Others		941,057		986,910

		2,768,044		2,664,256

Net other operating expenses	￦	(914,497)	￦	(1,207,362)

141

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

30. General and administrative expenses

30.1 General and administrative expenses

The details of general and administrative expenses for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012

Employee Benefits
Salaries and short-term employee benefits - salaries	￦	1,384,895	￦	1,356,218
Salaries and short-term employee benefits - welfare expense		629,123		617,321
Post-employment benefits - defined benefit plans		154,401		158,565
Post-employment benefits - defined contribution plans		2,980		1,159
Termination benefits		19,269		(3,960)
Share-based payments		14,616		8,578

		2,205,284		2,137,881

Depreciation and amortization		234,345		270,434

Other general and administrative expenses
Rental expense		259,753		250,454
Tax and dues		99,120		30,321
Communication		25,293		25,876
Electricity and utilities		22,730		21,656
Publication		14,342		15,003
Repairs and maintenance		13,820		12,762
Vehicle		9,602		10,054
Travel		3,491		2,984
Training		16,796		19,368
Service fees		83,613		83,530
Others		375,825		378,191

		924,385		850,199

	￦	3,364,014	￦	3,258,514

142

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

30.2 Share-based payments

30.2.1 Share options

The details of the share options as of December 31, 2013, are as follows:

(In number of shares)
	Grant date	Exercise period (Years)	Number of granted shares[1]	Vesting conditions

Series 19	2006.03.24	8	930,000	Service period: 1, 2, 3 years[2]
Series 20	2006.04.28	8	30,000	Service period: 3 years[2]
Series 21	2006.10.27	8	20,000	Service period: 2 years[2]
Series 22	2007.02.08	8	855,000	Service period: 1, 3 years[2]
Series 23	2007.03.23	8	30,000	Service period: 3 years[2]

			1,865,000

[1]	Granted shares represent the total number of shares initially granted to directors and employees whose options have not been exercised at the end of the reporting period.
[2]	The exercise price is indexed to the sum of the major competitors’ total market capitalization.

143

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

The changes in the number of granted share options and the weighted average exercise price for the years ended December 31, 2013 and 2012, are as follows:

(In Korean won, except shares)
	2013
	Number of granted shares						Number of	Exercise	Remaining
	Beginning		Expired		Ending		exercisable share	price per share	contractual life(Years)

Series 15-1		125,362		125,362		—	—	—	—
Series 15-2		440,928		440,928		—	—	—	—
Series 17		29,441		29,441		—	—	—	—
Series 18		7,212		7,212		—	—	—	—
Series 19		751,651		—		751,651	751,651	77,063	0.23
Series 20		25,613		—		25,613	25,613	81,900	0.32
Series 21		18,987		—		18,987	18,987	76,600	0.82
Series 22		657,498		—		657,498	657,498	77,100	1.11
Series 23		15,246		—		15,246	15,246	84,500	1.22

		2,071,938		602,943		1,468,995	1,468,995

Weighted average exercise price	￦	68,909	￦	48,625	￦	77,235	￦ 77,235

(In Korean won, except shares)
	2012
	Number of granted shares						Number of	Exercise	Remaining
	Beginning		Expired		Ending		exercisable share	price per share	contractual life(Years)

Series 12		54,250		54,250		—	—	—	—
Series 13-1		20,000		20,000		—	—	—	—
Series 15-1		125,362		—		125,362	125,362	54,656	0.21
Series 15-2		440,928		—		440,928	440,928	46,800	0.21
Series 17		29,441		—		29,441	29,441	49,200	0.56
Series 18		7,212		—		7,212	7,212	53,000	0.64
Series 19		751,651		—		751,651	751,651	77,063	1.23
Series 20		25,613		—		25,613	25,613	81,900	1.32
Series 21		18,987		—		18,987	18,987	76,600	1.82
Series 22		657,498		—		657,498	657,498	77,100	2.11
Series 23		15,246		—		15,246	15,246	84,500	2.22

		2,146,188		74,250		2,071,938	2,071,938

Weighted average exercise price	￦	68,144	￦	46,787	￦	68,909	￦ 68,909

144

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

The fair value of each option granted is estimated using a Black-Scholes option pricing model based on the assumptions in the table below:

(In Korean won)	Share price		Weighted average exercise price		Expected volatility (%)	Option’s expected life (Years)	Expected dividends		Risk free interest rate (%)	Fair value
Series 19 (Directors)	￦	40,700	￦	76,726	10.99	0.11	￦	57	2.67	—
Series 19 (Employees)		40,700		77,390	10.99	0.11		57	2.67	—
Series 20 (Employees)		40,700		81,900	15.65	0.16		81	2.67	—
Series 21 (Employees)		40,700		76,600	22.52	0.41		205	2.67	—
Series 22 (Directors)		40,700		77,100	23.67	0.55		275	2.67	—
Series 22 (Employees)		40,700		77,100	27.42	0.23		116	2.67	—
Series 23 (Non-executive directors)		40,700		84,500	22.76	0.61		304	2.67	—

The option’s expected life is separately estimated for employees and directors using actual historical behavior and projected future behavior to reflect the effects of expected early exercise. Expected volatility is based on the historical volatility of the share price over the most recent period that is generally commensurate with the expected term of the option. To reflect the changes in exercise price which is indexed to the sum of the major competitors’ total market capitalization, cross volatility is used in calculating the expected volatility.

30.2.2 Share Grants

The Bank changed the scheme of share-based payment from share option to share grants in November 2007. The share grant award program is an incentive plan that sets, on grant date, the maximum amount of shares that can be awarded. Actual shares granted at the end of the vesting period is determined in accordance with achievement of pre-specified targets over the vesting period.

145

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

The details of the share grants as of December 31, 2013, are as follows:

(In number of shares)
Share grants	Grant date	Number of granted shares[1]	Vesting conditions
Series 32	2011.03.24	7,986	Services fulfillment, Achievements of targets on the basis of non-market performance[2,4]
Series 33	2011.07.07	6,025	Services fulfillment, Achievements of targets on the basis of market and non-market performance[3,4]
Series 34	2011.08.10	10,242	Services fulfillment, Achievements of targets on the basis of market and non-market performance[3,4]
Series 36	2011.10.18	8,596	Services fulfillment, Achievements of targets on the basis of market and non-market performance[3,4]
Series 37	2011.12.23	68,310	Services fulfillment, Achievements of targets on the basis of market and non-market performance[3,4]
Series 38	2012.01.01	171,100	Services fulfillment, Achievements of targets on the basis of market and non-market performance[3,4]
Series 39	2012.01.08	18,250	Services fulfillment, Achievements of targets on the basis of market and non-market performance[3,4]
Series 40	2012.08.01	9,864	Services fulfillment, Achievements of targets on the basis of market and non-market performance[3,4]
Series 41	2012.08.02	37,513	Services fulfillment, Achievements of targets on the basis of market and non-market performance[3,4]
Series 42	2012.09.20	8,244	Services fulfillment, Achievements of targets on the basis of market and non-market performance[3,4]
Series 43	2012.11.26	13,918	Services fulfillment, Achievements of targets on the basis of market and non-market performance[3,4]
Series 44	2013.01.01	17,242	Services fulfillment, Achievements of targets on the basis of market and non-market performance[3,4]
Series 45	2013.01.01	77,584	Services fulfillment, Achievements of targets on the basis of market and non-market performance[3,4]
Series 46	2013.01.01	120,680	Services fulfillment, Achievements of targets on the basis of market and non-market performance[3,4]

146

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

Series 47	2013.07.01	10,298	Services fulfillment, Achievements of targets on the basis of market and non-market performance[3,4]
Series 48	2013.07.23	74,666	Services fulfillment, Achievements of targets on the basis of market and non-market performance[3,4]
Series 49	2013.07.24	109,420	Services fulfillment, Achievements of targets on the basis of market and non-market performance[3,4]
Series 50	2013.07.24	82,926	Services fulfillment, Achievements of targets on the basis of market and non-market performance[3,4]
Series 51	2013.07.25	9,180	Services fulfillment, Achievements of targets on the basis of market and non-market performance[3,4]
Series 52	2013.08.01	10,278	Services fulfillment, Achievements of targets on the basis of market and non-market performance[3,4]
Grant deferred in 2010	—	5,240	Satisfied
Grant deferred in 2011	—	17,670	Satisfied
Grant deferred in 2012	—	47,892	Satisfied
Grant deferred in 2013	—	25,273	Satisfied

		968,397

[1]	Granted shares represent the total number of shares initially granted to directors and employees at the end of reporting period.
[2]	The number of granted shares to be compensated is fixed and not linked to performance.
[3]	The 30%, 30% and 40% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted KPI, the targeted financial results of the Bank and the targeted relative TSR, respectively. However, half of the number of granted shares to be compensated is determined based on the accomplishment of the targeted relative TSR, while the other half is determined by the targeted KPIs.
[4]	Certain portion of the granted shares is compensated over a maximum period of three years.

147

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

The details of share grants linked to short-term performance as of December 31, 2013, are as follows:

	Grant date	Number of vested shares[1]	Vesting conditions
Granted shares for 2010	2010.01.01	27,548	Satisfied
Granted shares for 2011	2011.01.01	94,822	Satisfied
Granted shares for 2012	2012.01.01	155,466	Satisfied
Granted shares for 2013	2013.01.01	174,304	Proportion to service period

[1]	The number of shares, which are exercisable, is determined by the results of performance. The share grants are settled over three years.

148

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

Share grants are measured at fair value using the Monte Carlo Simulation Model and assumptions used in determining the fair value as of December 31, 2013, are as follows:

(In Korean won)	Expected exercise period (Years)	Risk free rate (%)	Fair value (Market performance condition)	Fair value (Non-market performance condition)
Linked to long term performance
Series 32	0.25 ~ 2.97	2.67	—	39,923 ~ 44,228
Series 33	0.25 ~ 3.00	2.67	—	40,662 ~ 44,160
Series 34	0.25 ~ 3.00	2.67	—	40,662 ~ 44,160
Series 36	0.25 ~ 3.00	2.67	—	40,662 ~ 44,160
Series 37	0.25 ~ 3.00	2.67	—	40,662 ~ 44,160
Series 38	0.25 ~ 3.00	2.67	—	40,662 ~ 44,160
Series 39	0.25 ~ 3.00	2.67	—	40,662 ~ 44,160
Series 40	0.25 ~ 3.00	2.67	—	40,662 ~ 44,160
Series 41-1	0.58 ~ 4.00	2.67	10,272	42,844 ~ 44,477
Series 41-2	0.25 ~ 3.00	2.67	—	40,662 ~ 44,160
Series 42	0.25 ~ 3.00	2.67	—	40,662 ~ 44,160
Series 43	0.90 ~ 4.00	2.67	3,421	42,844 ~ 44,477
Series 44	0.25 ~ 3.00	2.67	—	40,662 ~ 44,160
Series 45-1	1.00 ~ 4.00	2.67	8,988	42,844 ~ 44,477
Series 45-2	0.25 ~ 3.00	2.67	—	40,662 ~ 44,160
Series 46-1	1.00 ~ 4.00	2.67	8,988	42,844 ~ 44,477
Series 46-2	0.25 ~ 3.00	2.67	—	40,662 ~ 44,160
Series 47	0.25 ~ 3.00	2.67	—	40,662 ~ 44,160
Series 48	1.56 ~ 5.00	2.72	21,274	43,343 ~ 45,144
Series 49-1	1.56 ~ 5.00	2.72	21,255	43,343 ~ 45,144
Series 49-2	0.25 ~ 3.00	2.67	28,655	40,662 ~ 44,160
Series 50	1.56 ~ 5.00	2.72	21,255	43,343 ~ 45,144
Series 51	1.56 ~ 5.00	2.72	21,050	43,343 ~ 45,144
Series 52	1.58 ~ 5.00	2.73	21,307	43,343 ~ 45,144
Grant deferred in 2010	0.25 ~ 1.00	2.67	—	40,662 ~ 42,844
Grant deferred in 2011	0.25 ~ 1.00	2.67	—	40,662 ~ 42,844
Grant deferred in 2012	0.25 ~ 2.00	2.67	—	40,662 ~ 43,343
Grant deferred in 2013	0.45 ~ 2.45	2.67	—	42,492 ~ 43,760

Linked to short-term performance
Share granted in 2011	0.25 ~ 1.00	2.67	—	40,662 ~ 42,844
Share granted in 2012	0.25 ~ 2.00	2.67	—	40,662 ~ 43,343
Share granted in 2013	1.00 ~ 3.00	2.67	—	40,662 ~ 44,160

Expected volatility is based on the historical volatility of the share price over the most recent period that is generally commensurate with the expected term of the grant. And the current stock price of December 31, 2013, was used for the underlying asset price. Additionally, the average three-year historical dividend rate was used as the expected dividend rate.

149

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

As of December 31, 2013 and 2012, the accrued expenses related to share-based payments including share options and share grants amounted to ￦34,053 million and ￦24,986 million, respectively, and the compensation costs from share options and share grants amounting to ￦14,616 million and ￦8,578 million were incurred during the years ended December 31, 2013 and 2012, respectively. There is no intrinsic value of the vested share options as of December 31, 2013 and 2012.

31. Non-operating income and expense

The details of non-operating income and expense for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Non-operating income
Gains of disposal in property and equipment and assets held for sale	￦	844	￦	5,984
Rent received		8,226		8,531
Others		62,004		46,711

		71,074		61,226

Non-operating expenses
Losses of disposal in property and equipment and assets held for sale		732		714
Donation		53,426		73,115
Restoration cost		709		940
Others		253,126		132,820

		307,993		207,589

Net non-operating expense	￦	(236,919)	￦	(146,363)

150

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

32. Income tax expense

Income tax expense for the years ended December 31, 2013 and 2012, consists of:

(In millions of Korean won)	2013		2012

Tax payable

Current tax expense	￦	404,747	￦	581,505
Adjustments recognized in the year for current tax of prior years		89,536		11,740

		494,283		593,245

Changes in deferred income tax assets (liabilities)		(77,423)		(106,806)

Income tax expense of overseas branches		4,796		16,527

Income tax recognized directly in equity
Changes in value of available-for-sale financial assets		8,182		(73,684)
Changes in remeasurements of net defined benefit liabilities		(13,264)		9,343

		(5,082)		(64,341)

Consolidated tax effect		(10,504)		(12,184)

Tax expense	￦	406,070	￦	426,441

An analysis of the net profit before income tax and income tax expense for the years ended December 31, 2013 and 2012, follows:

(In millions of Korean won)	2013		2012

Net profit before income tax	￦	1,283,538	￦	1,747,849

Tax at the applicable tax rate[1]		310,154		422,518
Non-taxable income		(2,551)		(5,224)
Non-deductible expense		12,943		10,784
Tax credit and tax exemption		(756)		(66)
Temporary difference for which no deferred tax is recognized		47,669		20,021
Tax supplementary pay (rebate) for tax of prior years		43,927		(26,274)
Income tax expense of overseas branch		4,796		16,527
Consolidated tax effect		(10,504)		(12,184)
Others		392		339

Tax expense	￦	406,070	￦	426,441

Tax expense / Net profit before income tax (%)		31.64		24.40

[1]	Applicable income tax rate for ￦200 million and below is 11%, for ￦200 million to ￦20 billion is 22%, and for over ￦20 billion is 24.2%

151

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

The details of current tax liabilities (income tax payable) and current tax assets (income tax refund receivables) before offsetting, as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012

Income tax refund receivable prior to offsetting	￦	(268,266)	￦	(375,268)
Tax payables prior to offsetting[1]		404,747		586,292

Tax payables (receivable) after offsetting		136,481		211,024
Adjustment on consolidated tax payable and others[2]		(10,504)		(12,184)
Payable[3]		(125,977)		(194,052)

Current tax payable	￦	—	￦	4,788

[1]	Includes income tax payable of ￦4,788 million under current tax liabilities as of December 31, 2012, which are not to be offset against income tax refund receivables, such as overseas branches.
[2]	Tax expense reduced due to the adoption of consolidated tax return was reclassified as tax benefit.
[3]	The amount of income tax payable by the Bank is reclassified as accounts payable, not to the tax authority, but to KB Financial Group Inc. due to the adoption of consolidated tax return.

152

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

33. Dividends

The dividend to the shareholders of the parent company in respect of the year ended December 31, 2013, of ￦392 per share, amounting to total dividends of ￦158,517 million, is to be proposed at the annual general shareholders’ meeting on March 27, 2014. The Bank’s financial statements as of December 31, 2013, do not reflect this dividend payable.

34. Accumulated other comprehensive income

The details of accumulated other comprehensive income for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Ending

Remeasurements of net defined benefit liabilities	￦	(45,630)	￦	54,809	￦	—	￦	(13,264)	￦	(4,085)
Currency translation differences		939		3,899		—		—		4,838
Gain(Loss) on valuation of available-for-sale financial assets		568,018		154,737		(188,547)		8,182		542,390
Gain(Loss) on valuation of held-to-maturity financial assets		8		—		(5)		—		3

	￦	523,335	￦	213,445	￦	(188,552)	￦	(5,082)	￦	543,146

(In millions of Korean won)	2012
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Ending

Remeasurements of net defined benefit liabilities	￦	(16,367)	￦	(38,606)	￦	—	￦	9,343	￦	(45,630)
Currency translation differences		4,258		(3,319)		—		—		939
Gain(Loss) on valuation of available-for-sale financial assets		337,223		231,282		73,197		(73,684)		568,018
Gain(Loss) on valuation of held-to-maturity financial assets		12		—		(4)		—		8

	￦	325,126	￦	189,357	￦	73,193	￦	(64,341)	￦	523,335

153

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

35. Trust Accounts

Financial information of the trust accounts the Bank manages as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013				2012
	Total assets		Operating revenues		Total assets		Operating revenues
Consolidated	￦	3,462,823	￦	138,479	￦	3,280,238	￦	154,604
Unconsolidated		22,541,883		1,073,136		19,532,521		1,053,690

	￦	26,004,706	￦	1,211,615	￦	22,812,759	￦	1,208,294

[1]	Financial information of the trust accounts has been prepared in accordance with the Statement of Korea Accounting Standard 5004, Trust Accounts, and enforcement regulations of Financial Investment Services under the Financial Investment Services and Capital Markets Act.

Significant transactions between the Bank and the trust accounts for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012

Revenues
Fees and commissions from trust accounts	￦	153,383	￦	159,065
Commissions from early termination in trust accounts		67		157

		153,450		159,222

Expenses
Interest expenses on due to trust accounts		67,097		54,973

Assets
Accrued trust fees		49,893		59,586

Liabilities
Due to trust accounts		2,629,480		2,115,904
Accrued interest on due to trust accounts		4,974		4,274

		2,634,454		2,120,178

154

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

As of December 31, 2013 and 2012, the carrying amounts of the trust accounts for which the Bank guarantees payment of principal or payment of principal and fixed rate of return are as follows:

(In millions of Korean won)
		2013		2012
Trust accounts guaranteeing repayment of principal	Old age pension	￦	3,056	￦	4,089
	Personal pension		1,764,967		1,729,349
	Pension trust		1,501,742		1,344,484
	Retirement trust		22,756		25,136
	New personal pension		84,032		83,303
	New old age pension		9,033		10,283
	Retail		19,601		21,854
	Corporate		1,841		1,852
	Installment trust		28,954		32,044

			3,435,982		3,252,394

Trust accounts guaranteeing repayment of principal and fixed rate of return	Development money trust		26,750		27,751
	Unspecified monetary trust		91		93

			26,841		27,844

		￦	3,462,823	￦	3,280,238

[1]	Financial information of the trust accounts has been prepared in accordance with the Statement of Korea Accounting Standard 5004, Trust Accounts, and enforcement regulations of Financial Investment Services under the Financial Investment Services and Capital Markets Act.

As of December 31, 2013 and 2012, there is no amount the Bank has to pay in relation to the management results of the trust accounts in accordance with the guarantees of payment of principal or payment of principal and fixed rate of return.

155

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

36. Supplemental Cash Flow Information

Cash and cash equivalents as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Cash	￦	1,955,707	￦	2,035,334
Checks with other banks		734,574		808,460
Due from Bank of Korea		7,119,962		3,215,181
Due from other financial institutions		3,238,749		3,380,078

		13,048,992		9,439,053

Restricted due from financial institutions		(7,400,340)		(3,433,131)
Due from financial institutions with original maturities over three months		(10,553)		(100,000)

		(7,410,893)		(3,533,131)

	￦	5,638,099	￦	5,905,922

Significant non-cash transactions for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Decrease in loans due to the write-offs	￦	1,677,292	￦	1,645,105
Changes in accumulated other comprehensive income due to valuation of financial investments		(25,633)		230,791
Changes in investments in associates due to debt-for-equity swap with Ssangyong Engineering & Construction Co., Ltd.		28,779		—
Changes in financial investments due to debt-for-equity swap with Taihan Electric Wire Co., Ltd.		115,716		—
Changes in investments in subsidiaries due to the establishment of Kookmin Bank (China) Ltd.		—		418,155

Cash inflow and outflow from income tax, interest and dividends for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	Activity	2013		2012
Income tax paid	Operating	￦	559,595	￦	962,203
Interest received	Operating		10,787,936		12,704,086
Interest paid	Operating		5,916,913		6,602,657
Dividends received	Operating		79,768		69,469
Dividends paid	Financing		282,039		657,925

156

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

37. Contingent liabilities and commitments

Acceptances and guarantees as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012

Confirmed acceptances and guarantees
Confirmed acceptances and guarantees in Korean won
Acceptances and guarantees for KB purchasing loan	￦	448,906	￦	546,480
Others		782,645		1,017,631

		1,231,551		1,564,111

Confirmed acceptances and guarantees in foreign currencies
Acceptances of letter of credit		259,943		204,764
Letter of guarantees		57,596		66,535
Bid bond		24,212		85,228
Performance bond		999,872		529,088
Refund guarantees		2,263,202		2,172,006
Others		922,037		511,686

		4,526,862		3,569,307

Financial guarantees
Acceptances and guarantee for issue of debentures		20,200		—
Acceptances and guarantees for mortgage		43,272		45,123
Overseas debt guarantees		319,080		238,670
International financing guarantees in foreign currencies		41,896		21,422

		424,448		305,215

		6,182,861		5,438,633

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		3,253,070		3,314,490
Refund guarantees		775,181		918,191

		4,028,251		4,232,681

	￦	10,211,112	￦	9,671,314

157

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

Acceptances and guarantees by counterparty as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)
	2013
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Corporations	￦	5,015,337	￦	2,721,278	￦	7,736,615	75.77
Small companies		1,006,604		612,850		1,619,454	15.86
Public and others		160,920		694,123		855,043	8.37

	￦	6,182,861	￦	4,028,251	￦	10,211,112	100.00

(In millions of Korean won)
	2012
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Corporations	￦	4,201,971	￦	2,446,040	￦	6,648,011	68.74
Small companies		1,181,036		756,097		1,937,133	20.03
Public and others		55,626		1,030,544		1,086,170	11.23

	￦	5,438,633	￦	4,232,681	￦	9,671,314	100.00

158

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

Acceptances and guarantees by industry as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)
	2013
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Financial institutions	￦	232,242	￦	3,924	￦	236,166	2.31
Manufacturing		3,798,607		2,260,717		6,059,324	59.34
Service		522,919		115,710		638,629	6.25
Wholesale and retail		1,061,630		742,358		1,803,988	17.67
Construction		484,211		244,727		728,938	7.14
Public sector		72,577		635,326		707,903	6.93
Others		10,675		25,489		36,164	0.36

	￦	6,182,861	￦	4,028,251	￦	10,211,112	100.00

(In millions of Korean won)
	2012
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Financial institutions	￦	92,037	￦	8,610	￦	100,647	1.04
Manufacturing		3,223,763		2,198,439		5,422,202	56.06
Service		389,577		28,785		418,362	4.33
Wholesale and retail		924,061		718,596		1,642,657	16.98
Construction		754,104		284,448		1,038,552	10.74
Public sector		20,650		972,777		993,427	10.27
Others		34,441		21,026		55,467	0.58

	￦	5,438,633	￦	4,232,681	￦	9,671,314	100.00

159

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

Commitments as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)
	2013		2012
Commitments
Corporate loan commitments	￦	43,095,606	￦	41,325,939
Retail loan commitments		13,922,285		14,323,526
Other acceptance and guarantees in won		1,000,000		1,000,000
Other acceptance and guarantees in foreign currencies		27,438		27,849
Other purchase of security investment		1,685,292		1,774,373

		59,730,621		58,451,687

Financial Guarantees
Credit line		2,572,424		1,141,554
Purchase of security investment		201,500		163,500

		2,773,924		1,305,054

	￦	62,504,545	￦	59,756,741

Other Matters (including litigation)

a) The Bank has filed 156 lawsuits (excluding minor lawsuits in relation to the collection or management of loans), as the plaintiff, involving aggregate claims of ￦792,960 million, and faces 229 lawsuits as the defendant (excluding minor lawsuits in relation to the collection or management of loans) involving aggregate damages of ￦354,126 million, which arose in the normal course of the business and are still pending as of December 31, 2013.

Meanwhile, certain customers of the Bank have filed lawsuits against the Bank in connection with fees paid for the registration of fixed collateral. Of the cases currently on trial, the Court has ruled in favor of the Bank, and where the case has been appealed, these appeals were subsequently dismissed. Based on these rulings, there is a low probability of potential losses related to the aforementioned lawsuits.

b) According to shareholders’ agreement on September 25, 2009, among the Bank, the International Finance Corporation (“IFC”) and the remaining shareholders, the Bank granted a put option to IFC with the right to sell shares of JSC Bank Center Credit to itself or its designee. The exercise price is determined at its fair value by mutual agreement between the Bank and IFC. If the price is not agreed by the designated date, it is determined by the value measured by the selected independent external valuation institution. The put option may be exercised by IFC at any time from February 24, 2013 to February 24, 2017.

c) The face values of the securities sold to general customers through tellers’ sale amount to ￦57,159 million and ￦116,633 million as of December 31, 2013 and 2012, respectively.

160

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

d) The Bank underwent a tax investigation by the Seoul Regional Tax Office and in early 2007 was assessed additional corporate tax including local income tax of ￦482,755 million The Bank paid this amount to the Tax authorities. Subsequently, the Bank filed a claim for adjudication in August 2007 for repayment of the amount of ￦482,643 million. Of this amount, ￦117,135 million has been refunded to the Bank following a successful appeal to the National Tax Tribunal and administrative litigations. Further, a portion of the claim amounting to ￦970 million has been extinguished following litigation. Meanwhile, the claim for a refund of ￦364,538 million, specifically related to the merger of Kookmin Card Co., Ltd. was ruled in favor of the Bank in an original case on April 1, 2011, and in a second trial at the Seoul High Court on January 12, 2012. The ruling has been appealed by the Tax authorities to the Supreme Court, where it is currently pending third trial as of December 31, 2013.

e) The Bank and KB Kookmin Card Co., Ltd. are jointly liable for the obligation of the Bank before spin-off.

f) The Bank filed a claim for rectification of education tax paid for revenues regarding credit card business before spin-off. The claim was ruled in favor of the Bank at the Supreme Court in December 2012, and the refunded education tax amounting to ￦83,100 million was recognized as other operating income.

Depending on the judgments of the court or National Tax Service, the beneficiary of refunded education tax might be changed from the Bank to KB Kookmin Card Co., Ltd., in which the possibility is considered relatively low.

g) For the year ended December 31, 2013, the Bank underwent a tax investigation for the fiscal years 2008 to 2012 by the Seoul Regional Tax Office. As a result, the Bank was fined a total of ￦124,357 million for income taxes (including local income taxes), paid ￦113,699 million, excluding local income tax, and recognized local income taxes amounting to ￦10,658 million as non-trade payables. In October 2013, the Bank appealed to the tax tribunal the ￦116,257 million in fines.

h) The Bank filed a claim for rectification of foreign income tax paid for the financial years ended December 31, 2010 and December 31, 2011. The claim was ruled partly in favor of the Bank in January 2014 and a refund of ￦15,772 million was received from the Seoul Regional Tax Office.

161

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

38. Subsidiaries

The details of subsidiaries as of December 31, 2013, are as follows:

Name of subsidiaries	Ownership (%)	Location	Industry
Kookmin Bank Int’l Ltd.(London)	100.00	England	Banking and foreign exchange transaction
Kookmin Bank Hong Kong Ltd.	100.00	Hong Kong	Banking and foreign exchange transaction
Kookmin Bank Cambodia PLC.	100.00	Cambodia	Banking and foreign exchange transaction
Kookmin Bank (China) Ltd.	100.00	China	Banking and foreign exchange transaction
Personal pension and 10 other trusts[1]	—	Korea	Trust
KB Mortgage Loan First Securitization Specialty Co., Ltd. and 10 others[2]	—	Korea and others	Asset-backed securitization and others
KB Evergreen Private Securities 82 and 28 others[3]	100.00	Korea	Private equity fund
KB Wise Star Private Real Estate Feeder Fund 1st3	86.00	Korea	Investment Trust
KB Star Retail Private Real Estate Master 1[2,4]	42.12	Korea	Investment Trust

[1]	The Bank controls the trust because it has power that determines the management performance over the trust and is exposed to variable returns to absorb losses through the guarantees of payment of principal or payment of principal and fixed rate of return.
[2]	The Bank controls these investees because it is exposed to variable returns from its involvement with the investees and has ability to affect those returns through its power, even though it holds less than a majority of the voting rights of the investees.
[3]	The Bank controls these investees because it is exposed to variable returns from its involvement with the investees and has ability to affect those returns through its power.
[4]	Ownerships are based on consolidated basis.

162

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

The condensed financial information of major subsidiaries as of December 31, 2013 and 2012, and for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)
	2013
	Assets		Liabilities		Equity		Operating revenue		Profit (loss) for the year
Kookmin Bank Int’l Ltd.(London)	￦	381,179	￦	311,990	￦	69,189	￦	10,253	￦	3,242
Kookmin Bank Hong Kong Ltd.		533,542		405,755		127,787		16,869		6,282
Kookmin Bank Cambodia PLC.		94,835		74,666		20,169		6,391		2,859
Kookmin Bank (China) Ltd.		1,143,619		753,289		390,330		34,691		(16,168)
Personal pension trust and 10 others		3,492,556		3,399,885		92,671		134,793		2,021

(In millions of Korean won)
	2012
	Assets		Liabilities		Equity		Operating revenue		Profit for the year
Kookmin Bank Int’l Ltd.(London)	￦	410,137	￦	342,989	￦	67,148	￦	14,623	￦	4,656
Kookmin Bank Hong Kong Ltd.		481,987		358,413		123,574		19,844		8,167
Kookmin Bank Cambodia PLC.		71,495		53,820		17,675		4,804		1,741
Kookmin Bank (China) Ltd.		930,070		518,042		412,028		9,410		1,039
Personal pension trust and 10 others		3,334,394		3,245,039		89,355		168,089		170

Nature of the risks associated with interests in consolidated structured entities

Terms of contractual arrangements that provide financial support to a consolidated structured entity

•	The Bank has provided asset-backed commercial paper (“ABCP”) purchase commitment of ￦101,000 million to KH First Co., Ltd., a subsidiary of the Bank and an issuer of ABCP products. This purchase commitment would require the Bank to purchase unsold ABCP if there is a shortage of the investors for the ABCP issued by the structured entity.

•	The Bank provides capital commitment of ￦ 258,000 million to KB Wise Star Private Real Estate Feeder Fund 1st, of which ￦ 220,117 million has not been utilized. Based on the investment agreement, the Bank is subject to increase its investment by the request from the asset management company or the additional agreement among investors.

•	The Bank provides guarantees of payment of principal or for the principal and a fixed rate of return, in the case that the operating results of the trusts are less than the guaranteed principal or principal and a fixed rate of return.

163

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

Changes in subsidiaries

Hanhwa Private Securities Investment Trust 68, KB Star Retail Private Real Estate Master 1 and 53 other private equity funds were newly consolidated during the year ended December 31, 2013. KB Evergreen Private Securities 26 and 50 other private equity funds were excluded from the consolidation due to their liquidation.

39. Finance and Operating Leases

39.1 Finance lease

The future minimum lease payments arising as of December 31, 2013, and 2012, are as follows:

(In millions of Korean won)	2013		2012
Net Carrying amount of finance lease assets	￦	16,955	￦	16,856
Minimum lease payment
Within 1 year	￦	1,927	￦	2,310
1-5 years		—		1,427

	￦	1,927	￦	3,737

Present value of minimum lease payment
Within 1 year	￦	1,873	￦	2,163
1-5 years		—		1,386

	￦	1,873	￦	3,549

164

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

39.2 Operating lease

39.2.1 The Bank as operating lessee

The future minimum lease payments arising from the non-cancellable lease contracts as of December 31, 2013, and 2012, are as follows:

(In millions of Korean won)	2013		2012
Minimum lease payment
Within 1 year	￦	111,186	￦	109,058
1-5 years		93,469		93,239
Over 5 years		61		42,816

	￦	204,716	￦	245,113

Minimum sublease payment		(735)		(348)

The lease payments reflected in profit or loss for the years ended December 31, 2013 and 2012, are as follows:

(in millions of Korean won)	2013		2012
Lease payment reflected in profit or loss
Minimum lease payment	￦	191,888	￦	188,930
Sublease payment		(497)		(498)

	￦	191,391	￦	188,432

39.2.2 The Bank as operating lessor

The future minimum lease receipts arising from the non-cancellable lease contracts as of December 31, 2013, and 2012, are as follows:

(In millions of Korean won)	2013		2012
Minimum lease receipts
Within 1 year	￦	2,798	￦	3,085
1-5 years		1,070		728

	￦	3,868	￦	3,813

165

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

40. Related Party Transactions

Profit and loss arising from transactions with related parties for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)		2013		2012
Parent
KB Financial Group Inc.	Fee and commission income	￦	1,225	￦	1,014
	Other non-operating income		1,459		917
	Interest expense		3,159		2,256
Subsidiaries
Trust	Fee and commission income		15,715		23,231
	Interest expense		4,554		3,807
Securitization specialty company	Interest income		—		1,570
	Fee and commission income		3,032		3,418
	Gains on financial assets/ liabilities at fair value through profit or loss		20		—
	Losses on financial assets/ liabilities at fair value through profit or loss		1,250		120
	Interest expense		2		1
	Other operating expense		5		—
	Provision for credit losses		3,747		1,775
Private equity fund	Fee and commission income		323		300
	Interest expense		248		252
KB Wise Star Private Real Estate Feeder Fund 1st	Interest income		931		—
	Fee and commission income		6		1
	Interest expense		9		—
	Provision for credit losses		53		—
Kookmin Bank Int’l Ltd. (London)	Interest income		1,637		3,461
	Other non-operating income		—		85
	Interest expense		—		4
Kookmin Bank Hong Kong Ltd.	Interest income		454		1,136
	Gains on financial assets/ liabilities at fair value through profit or loss		961		1,101
	Other non-operating income		—		50
	Losses on financial assets/ liabilities at fair value through profit or loss		1,004		848
	Other operating expense		—		923

166

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

Kookmin Bank Cambodia PLC.	Interest income	89	—
	Other non-operating income	28	29
Kookmin Bank (China) Ltd.	Interest income	1,061	—
	Provision for credit losses	286	—
Parent’s subsidiaries
KB Investment Co., Ltd.	Other non-operating income	1	—
	Interest expense	372	827
KB Data System Co., Ltd.	Fee and commission income	2	1
	Other non-operating income	50	45
	Interest expense	411	564
	General and administrative expenses	13,945	28,311
	Losses on financial assets/ liabilities at fair value through profit or loss	—	18
KB Real Estate Trust Co., Ltd.	Fee and commission income	22	4
	Other non-operating income	39	48
	Interest expense	325	157
	Fee and commission expense	895	1,231
KB Life Insurance Co., Ltd.	Fee and commission income	19,496	46,569
	Other non-operating income	180	166
	Interest expense	8	17
KB Credit Information Co., Ltd.	Fee and commission income	4	—
	Other non-operating income	514	637
	Interest expense	372	461
	Fee and commission expense	16,460	24,214
KB Asset Management Co., Ltd.	Fee and commission income	374	210
	Interest expense	774	1,624
	Fee and commission expense	531	1,913

167

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

KB Investment and Securities Co., Ltd.	Interest income	296	263
	Fee and commission income	3,570	9,785
	Gains on financial assets/ liabilities at fair value through profit or loss	—	100
	Other non-operating income	645	630
	Interest expense	4,473	5,776
	Fee and commission expense	932	1,248
	Losses on financial assets/ liabilities at fair value through profit or loss	—	97
	Provision for credit losses	2	—
KB Kookmin Card Co., Ltd.	Interest income	2,912	3,264
	Fee and commission income	214,199	243,473
	Other non-operating income	1,107	1,913
	Interest expense	4,161	4,346
	Fee and commission expense	187	238
	Provision for credit losses	359	—
	General and administrative expenses	43	252
KB Savings Bank Co., Ltd.	Fee and commission income	226	407
	Other non-operating income	1	3
	Interest expense	—	12
Yehansoul Savings Bank	Interest expense	3,551	—
Woori KA First Asset Securitization Specialty Co., Ltd.[1]	Interest income	—	5
	Provision for credit losses	—	34
KB Mezzanine Private Securities Fund	Fee and commission income	798	693
Hanbando BTL Private Special Asset Fund	Fee and commission income	199	194
Associates
KB06-1 Venture Investment Partnership	Interest expense	—	27
KB08-1 Venture Investment Partnership	Interest expense	131	226
KB12-1 Venture Investment Partnership	Interest expense	218	63

168

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

Korea Credit Bureau Co., Ltd.	Fee and commission income	3	3
	Interest expense	139	143
UAMCO., Ltd.	Interest income	31	297
	Reversal of credit losses	—	68
	Other operating expense	7,626	93,266
United PF 1st Recovery Private Equity Fund	Interest income	91	500
	Other operating income	—	1,900
	Reversal of credit losses	83	7
	Interest expense	—	28
CH Engineering Co., Ltd.	Reversal of credit losses	—	106
EValley Co., Ltd.[1]	Reversal of credit losses	—	77
Pyungjeon Industries Co., Ltd.[1]	Reversal of credit losses	1,055	—
	Provision for credit losses	—	343
Kores Co., Ltd.	Interest income	386	317
	Fee and commission income	—	9
	Reversal of credit losses	36	—
	Provision for credit losses	—	325
Incheon Bridge Co., Ltd.	Interest income	14,592	—
	Reversal of credit losses	2	—
	Interest expense	909	—
KB Start-up Creation Fund	Interest expense	39	—
Ssangyong Engineering & Construction Co., Ltd.	Interest income	2,007	—
	Reversal of credit losses	7,550	—
SUNWOO[1]	Interest expense	1	—
Associate of Subsidiaries
KB Star Office Private Real Estate Investment Trust No.1	Interest expense	75	9
Associates of Parent’s subsidiaries
Joam Housing Development Co., Ltd.[1]	Interest expense	—	1
KB Global Star Game & Apps SPAC.[1]	Interest expense	10	430
Semiland Co., Ltd.	Interest income	14	17
	Reversal of credit losses	—	4
Sehwa Electronics Co., Ltd.[1]	Fee and commission income	—	33
	Gains on financial assets/ liabilities at fair value through profit or loss	35	2
	Interest expense	—	10
	Fee and commission expense	7	—
	Losses on financial assets/ liabilities at fair value through profit or loss	—	143

169

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

Serit Platform Co., Ltd.[1]	Interest income		58		78
	Fee and commission income		17		27
	Provision for credit losses		74		4
DSplant Co., Ltd.[1]	Interest income		121		167
	Fee and commission income		4		—
	Reversal of credit losses		2		3
	Interest expense		2		1
	Fee and commission expense		—		2
	Losses on financial assets/ liabilities at fair value through profit or loss		26		—
KB IC 3rd Recovery Private Equity Fund	Interest expense		91		—
Key management	Interest income		286		262
	Reversal of credit losses		9		9
	Interest expense		135		163
Other
Retirement pension	Fee and commission income		386		415
	Interest expense		1,971		1,699
		￦	371,916	￦	527,233

[1]	Not considered to be the Bank’s related party as at December 31, 2013.

170

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

The details of receivables and payables, and related allowances for loan losses arising from the related party transactions as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)		2013		2012
Parent
KB Financial Group Inc.	Other assets	￦	2	￦	—
	Deposits		77,298		96,234
	Other liabilities		180,329		239,476
Subsidiaries
Trust[1]	Other assets		26,547		27,558
	Other liabilities		206,203		106,709
Securitization specialty company	Gross amounts of loans and receivables		104,165		81,865
	Allowances		16,278		11,190
	Derivatives financial assets		266		1,495
	Other assets		1,363,493		1,503,580
	Deposits		1,315,430		1,453,678
	Other liabilities		25		24
Private equity fund	Other assets		39		32
	Deposits		3,884		2,526
	Other liabilities		10		9
KB Wise Star Private Real Estate Feeder Fund 1st	Gross amounts of loans and receivables		30,000		—
	Allowances		53		—
	Other assets		235		1
	Deposits		500		—
	Other liabilities		9		—
Kookmin Bank Int’l Ltd. (London)	Cash and due from financial institutions		4,847		4,000
	Gross amounts of loans and receivables		282,578		282,698
	Other assets		306		334
	Debts		220,485		274,768
Kookmin Bank Hong Kong Ltd.	Cash and due from financial institutions		1,643		1,672
	Derivatives financial assets		2,450		3,453
	Gross amounts of loans and receivables		94,977		21,422
	Other assets		136		34
	Debts		182,953		218,860
Kookmin Bank Cambodia PLC.	Gross amounts of loans and receivables		21,106		—
	Other assets		51		—
	Deposits		7,903		2,247
	Debts		—		1,968

171

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

Kookmin Bank (China) Ltd.	Cash and due from financial institutions	767	805
	Gross amounts of loans and receivables	272,267	—
	Other assets	505	2,156
	Debts	240,739	256,894
	Other liabilities	—	2,516
	Provisions	286	—
Parent’s subsidiaries
KB Investment Co., Ltd.	Deposits	11,052	15,532
	Other liabilities	36	366
KB Data System Co., Ltd.	Other assets	4,670	6,660
	Deposits	15,275	16,816
	Other liabilities	401	2,390
KB Real Estate Trust Co., Ltd.	Deposits	15,190	6,671
	Other liabilities	378	348
KB Life Insurance Co., Ltd.	Other assets	1,696	1,306
	Deposits	585	6,622
	Other liabilities	350	450
KB Credit Information Co., Ltd.	Deposits	10,796	7,686
	Other liabilities	7,940	8,434
KB Asset Management Co., Ltd.	Other assets	56	53
	Deposits	60,341	9,872
	Other liabilities	532	674
KB Investment and Securities Co., Ltd.	Gross amounts of loans and receivables	32,995	—
	Allowances	13	—
	Other assets	707	9,048
	Deposits	356,989	313,866
	Debentures	—	20
	Other liabilities	5,726	3,279
	Provisions	5	16
KB Kookmin Card Co., Ltd.	Other assets	25,495	24,852
	Deposits	264,717	78,867
	Other liabilities	37,157	40,658
	Provisions	416	57
KB Savings Bank Co., Ltd.	Other assets	9	—
Powernet Technologies Co,.Ltd[2]	Deposits	—	17
Woori KA First Asset Securitization Specialty Co., Ltd.[2]	Gross amounts of loans and receivables	—	30,250
	Allowances	—	34
	Other assets	—	5
KB Mezzanine Private Securities Fund	Other assets	199	168
Hanbando BTL Private Special Asset Fund	Other assets	50	50

172

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

Associates
KB08-1 Venture Investment Partnership	Deposits	5,212	10,213
	Other liabilities	2	11
KB12-1 Venture Investment Partnership	Deposits	3,072	13,908
	Other liabilities	4	18
Korea Credit Bureau Co., Ltd.	Deposits	20,200	18,017
	Other liabilities	64	32
UAMCO., Ltd.	Deposits	5	6
	Provisions	192	191
	Other liabilities	—	1
United PF 1st Recovery Private Equity Fund	Gross amounts of loans and receivables	—	2,805
	Allowances	—	5
	Other assets	—	4
	Other liabilities	—	1
	Provisions	82	160
Kores Co., Ltd.	Gross amounts of loans and receivables	7,854	7,854
	Allowances	3,836	3,872
	Other liabilities	2	3
Pyungjeon Industries Co., Ltd.[2]	Gross amounts of loans and receivables	—	2,125
	Allowances	—	1,055
	Other liabilities	—	1
Incheon Bridge Co., Ltd.	Gross amounts of loans and receivables	249,362	263,080
	Allowances	300	302
	Other assets	1,343	—
	Deposits	30,991	33,569
	Other liabilities	240	305
JSC Bank CenterCredit	Cash and due from financial institutions	353	161
KB Start-up Creation Fund	Deposits	5,033	—
	Other liabilities	6	—
Ssangyong Engineering & Construction Co., Ltd.	Gross amounts of loans and receivables	47,104	—
	Allowances	38,784	—
	Deposits	61	—
	Other liabilities	14	—
Terra Corporation	Deposits	1	—
Associate of Subsidiaries
KB Star Office Private Real Estate Investment Trust No.1	Deposits	8,142	4,850
	Other liabilities	31	9

173

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

Associates of Parent’s subsidiaries
Semiland Co., Ltd.	Gross amounts of loans and receivables		19		—
	Deposits		1		1
	Provisions		3		3
KB IC 3rd Recovery Private Equity Fund	Deposits		1,400		—
	Other liabilities		25		—
KB Glenwood Private Equity Fund	Deposits		1		—
KB Global Star Game & Apps SPAC[2]	Deposits		—		897
	Other liabilities		—		2
Joam Housing Development Co., Ltd.[2]	Deposits		—		236
Sehwa Electronics Co., Ltd.[2]	Derivatives financial liabilities		—		75
	Deposits		—		72
	Provisions		—		11
	Other liabilities		—		7
Serit Platform Co., Ltd.[2]	Gross amounts of loans and receivables		—		767
	Allowances		—		80
	Other assets		—		2
	Deposits		—		48
DSplant Co., Ltd.[2]	Gross amounts of loans and receivables		—		3,254
	Allowances		—		12
	Other assets		—		10
	Deposits		—		45
	Provisions		—		3
	Other liabilities		—		2
Key management	Gross amounts of loans and receivables		4,578		5,532
	Allowances		1		21
	Other assets		6		6
	Deposits		5,798		8,506
	Other liabilities		62		71
	Provisions		2		44
Other
Retirement pension	Other assets		166		195
	Deposits		48,840		50,317
	Other liabilities		908		1,099
		￦	5,996,641	￦	5,617,147

[1]	Refer to Note 35.
[2]	Not considered to be the Bank’s related party as at December 31, 2013.

In accordance with K-IFRS 1024, the Bank includes parent, parent’s subsidiaries, associates, associates of parent’s subsidiaries, key management (including family members), and post-employment benefit plans of the Bank and entities regarded as its related parties in the scope of its related parties. Additionally, the Bank discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the financial statements. Refer to Note 13 for details on investments in associates.

174

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

Key management includes the directors of the parent company and the executive directors (vice-presidents and above) of the Bank and companies where the directors and/or their close family members have control or joint control.

Unused commitments to related parties as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)		2013		2012
KB Wise Star Private Real Estate Feeder Fund 1st	Commitments on purchase of security investment	￦	220,117	￦	240,757
Kookmin Bank Cambodia PLC.	Other commitments in foreign currencies		27,438		27,849
Kookmin Bank(China) Ltd.	Other guarantee in foreign currencies		87,045		—
	Loan commitment in foreign currencies		191,499		—
KH First Co., Ltd.	Commitments on purchase of security investment		101,000		101,000
KB Investment and Securities Co., Ltd.	Loan commitment in won		14,505		47,500
KB Kookmin Card Co., Ltd.[1]	Loan commitment in won		520,000		520,000
	Other commitment in won		1,000,000		1,000,000
KB Mezzanine Private Securities Fund	Commitments on purchase of security investment		18,359		57,159
Hanbando BTL Private Special Asset Fund	Commitments on purchase of security investment		15,931		20,798
KB Hope Sharing BTL Private Special Asset	Commitments on purchase of security investment		51,172		64,095
Balhae Infrastructure Fund	Commitments on purchase of security investment		21,744		21,744
UAMCO., Ltd.	Loan commitment in won		127,800		127,800
	Commitments on purchase of security investment		89,950		89,950
KB12-1 Venture Investment Partnership	Commitments on purchase of security investment		16,800		28,000
KoFC KBIC Frontier Champ 2010-5 (PEF)	Commitments on purchase of security investment		1,320		10,710
United PF 1st Recovery Private Equity Fund	Loan commitment in won		54,600		106,395
	Commitments on purchase of security investment		49,383		49,383
Incheon Bridge Co., Ltd.	Loan commitment in won		42,088		37,587
KoFC POSCO HANHWA KB shared growth Private Equity Fund	Commitments on purchase of security investment		28,780		35,000
KB Start-up Creation Fund	Commitments on purchase of security investment		16,000		—
KB GwS Private Equity Trust and others	Loan commitment		757		2,899
	Commitments on purchase of security investment		876		876
	Other commitment		—		88,151

[1]	The Bank and KB Kookmin Card Co., Ltd. are jointly liable for the obligation of the Bank before spin-off.

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Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

Unused commitments received from related party entities as at December 31, 2013 and 2012, are as follows:

(In millions of Korean won)		2013		2012
Parent’s subsidiaries
KB Investment Co., Ltd.	Loss sharing agreements	￦	10,056	￦	1,424
KB Kookmin Card Co., Ltd.	Loan commitment in won		84,789		63,869
Associates
Ssangyong Engineering & Construction Co., Ltd.	Guarantee in won		293,500		—

Compensation to key management for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Short-term employee benefits		Post- employment benefit		Share-based payments		Total
Registered directors (executive)	￦	1,487	￦	103	￦	449	￦	2,039
Registered directors (non-executive)		364		—		—		364
Non-registered directors		4,324		918		3,722		8,964

	￦	6,175	￦	1,021	￦	4,171	￦	11,367

(In millions of Korean won)	2012
	Short-term employee benefits		Post- employment benefit		Share-based payments		Total
Registered directors (executive)	￦	1,636	￦	91	￦	1,624	￦	3,351
Registered directors (non-executive)		333		—		—		333
Non-registered directors		3,122		246		1,984		5,352

	￦	5,091	￦	337	￦	3,608	￦	9,036

176

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2013 and 2012

Significant transactions occurring between the Bank and related parties include the establishment of deposit accounts, issuance of general purpose loans, loans on business transactions and trade receivables, and providing foreign currency remittances and related services. Other significant transactions include the grant of credit due to acceptance of banker’s usance that the Bank issues and overdraft credit accounts arising from net settlement agreement between the Bank and KB Kookmin Card Co., Ltd.

Collaterals offered to related parties as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)		2013				2012
	Assets pledged	Carrying amount		Collateralized amount		Carrying amount		Collateralized amount
Parent’s subsidiaries
KB Investment and Securities Co., Ltd.	Securities	￦	59,076	￦	59,000	￦	82,025	￦	82,000

Collaterals received from related parties as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)		2013		2012
Subsidiaries
Taejon Samho The First Co., Ltd.	Beneficiary certificate of land development trust	￦	130,000	￦	—
KB Wise Star Private Real Estate Feeder Fund 1st	Building / Land		39,000		—
Associate
Kores Co., Ltd.	Row house		24		24
	Apartment		24		24
	Factory / Forest land		15,000		15,000

41. Approval of Issuance of the Financial Statements

The issuance of the Bank’s financial statements as of and for the year ended December 31, 2013, was approved by the Board of Directors on February 20, 2014.

177

Report of Independent Accountants’

Review of Internal Accounting Control System

To the President of

Kookmin Bank

We have reviewed the accompanying management’s report on the operations of the Internal Accounting Control System (“IACS”) of Kookmin Bank (the “Bank”) as of December 31, 2013. The Bank’s management is responsible for designing and operating IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review the management’s report on the operations of the IACS and issue a report based on our review. The management’s report on the operations of the IACS of the Bank states that “based on the assessment on the operations of the IACS, the Bank’s IACS has been effectively designed and is operating as of December 31, 2013, in all material respects, in accordance with the IACS standards.”

Our review was conducted in accordance with the IACS review standards established by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform, in all material respects, the review of management’s report on the operations of the IACS to obtain a lower level of assurance than an audit. A review is to obtain an understanding of a Bank’s IACS and consists principally of inquiries of management and, when deemed necessary, a limited inspection of underlying documents, which is substantially less in scope than an audit.

178

A Bank’s IACS is a system to monitor and operate those policies and procedures designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the Republic of Korea. Because of its inherent limitations, IACS may not prevent or detect a material misstatement of the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that causes us to believe that management’s report on the operations of the IACS, referred to above, is not presented fairly, in all material respects, in accordance with the IACS standards established by IACSOC.

Our review is based on the Bank’s IACS as of December 31, 2013, and we did not review management’s assessment of its IACS subsequent to December 31, 2013. This report has been prepared pursuant to the Acts on External Audit for Stock Companies in Korea and may not be appropriate for other purposes or for other users.

Samil PricewaterhouseCoopers

March 7, 2014

179

Report on the Operations of the Internal Accounting Control System

To the Board of Directors and Auditor (Audit Committee) of

Kookmin Bank

I, as the Internal Accounting Control Officer (“IACO”) of Kookmin Bank (the “Bank”), assessed the status of the design and operations of the Bank’s internal accounting control system (“IACS”) for the year ended December 31, 2013.

The Bank’s management including IACO is responsible for designing and operating IACS. I, as the IACO, assessed whether the IACS has been effectively designed and is operating to prevent and detect any error or fraud which may cause any misstatement of the financial statements, for the purpose of establishing the reliability of financial reporting and the preparation of financial statements for external purposes. I, as the IACO, applied the IACS standard for the assessment of design and operations of the IACS.

Based on the assessment on the operations of the IACS, the Bank’s IACS has been effectively designed and is operating as of December 31, 2013, in all material respects, in accordance with the IACS standards.

February 20, 2014

Jeong-Soo Huh, Internal Accounting Control Officer

Kun-Ho Lee, President and Chief Executive Officer

180